As filed with the Securities and Exchange Commission on January 20, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CARDTRONICS, INC.*
(exact name of registrant as specified in its charter)

Delaware		76-0681190
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3110 Hayes Road, Suite 300 Houston, Texas 77082 (281) 596-9988 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	J. Chris Brewster
Chief Financial Officer and Treasurer
3110 Hayes Road, Suite 300
Houston, Texas 77082
(281) 596-9988
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copy to:
David P. Oelman, Esq.
Vinson & Elkins L.L.P.
2300 First City Tower
1001 Fannin Street
Houston, Texas 77002-6760
713-758-3708
713-615-5861 (fax)

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered	Price per Note(1)	Offering Price(1)	Fee

9.250% Senior Subordinated Notes due 2013	$200,000,000	100%	$200,000,000	$21,400

Guarantees by certain of Cardtronics, Inc.’s subsidiaries	—	—	—	—(2)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933.

(2)	Pursuant to Rule 457(n) no separate fee for the guarantees is payable because the guarantees relate to other securities that are being registered concurrently.

*	Includes certain subsidiaries of Cardtronics, Inc. identified below.
Cardtronics GP, Inc.
(Exact Name of Registrant As Specified In Its Charter)

Delaware	75-3003720
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
Cardtronics LP, Inc.
(Exact Name of Registrant As Specified In Its Charter)

Delaware	51-0412519
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
Cardtronics, LP
(Exact Name of Registrant As Specified In Its Charter)

Delaware	76-0419117
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
      Each Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
Cardtronics, Inc.
Offer to Exchange up to
$200,000,000 of 9.250% Senior Notes due 2013
for
$200,000,000 of 9.250% Senior Notes due 2013
that have been Registered under the Securities Act of 1933
Terms of the Exchange Offer

•	We are offering to exchange up to $200,000,000 of our outstanding 9.250% Senior Notes due 2013 for new notes with substantially identical terms that have been registered under the Securities Act and are freely tradable.

•	We will exchange all outstanding notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of new notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2006, unless extended. We do not currently intend to extend the exchange offer.

•	Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for new notes will not be a taxable event for U.S. federal income tax purposes.
Terms of the New 9.250% Senior Notes Offered in the Exchange Offer
Maturity

•	The new notes will mature on August 15, 2013.
Interest

•	Interest on the new notes is payable on February 15 and August 15 of each year.

•	Interest will accrue from August 12, 2005 or the most recent date to which interest has been paid.
Redemption

•	We may redeem some or all of the new notes at any time on or after August 15, 2009 at redemption prices listed in “Description of the New Notes — Optional Redemption,” and we may redeem some or all of the notes before that date by the payment of a make-whole premium.

•	Subject to certain limitations, we may also redeem up to 35% of the new notes using the proceeds of certain equity offerings completed before August 15, 2008.
Change of Control

•	If we experience a change of control, subject to certain conditions, we must offer to purchase the new notes.
Ranking

•	The new notes are unsecured senior subordinated obligations. The new notes rank junior in right of payment with all of our other existing and future senior debt including borrowings under our bank credit facilities.

       Please read “Risk Factors” on page 8 for a discussion of factors you should consider before participating in the exchange offer.

       These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. In making your investment decision, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus, or the documents incorporated by reference into this prospectus, is accurate as of any date other than the date on the front cover of this prospectus or the date of such document, as the case may be.

INDUSTRY AND MARKET DATA	i
FORWARD-LOOKING STATEMENTS	i
SUMMARY	1
RISK FACTORS	8
EXCHANGE OFFER	19
RATIOS OF EARNINGS TO FIXED CHARGES	26
USE OF PROCEEDS	27
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA	28
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30
THE ATM INDUSTRY	58
BUSINESS	60
MANAGEMENT	73
PRINCIPAL STOCKHOLDERS	83
DESCRIPTION OF OTHER INDEBTEDNESS	85
DESCRIPTION OF THE NEW NOTES	86
FEDERAL INCOME TAX CONSIDERATIONS	128
PLAN OF DISTRIBUTION	129
LEGAL MATTERS	130
EXPERTS	130
WHERE YOU CAN FIND MORE INFORMATION	130
INDEX TO FINANCIAL STATEMENTS	F-1
LETTER OF TRANSMITTAL	A-1
First Amended and Restated Certificate of Incorporation
Certificate of Amendment of the First Amended Certificate of Incorporation
Certificate of Amendment of the First Amended Certificate of Incorporation
First Amended and Restated Bylaws
Indenture dated August 12, 2005
Registration Rights Agreement
Opinion of Vinson & Elkins L.L.P.
Third Amended and Restated First Lien Credit Agreement
Amendment No. 1 to Credit Agreement
Amendment No. 2 to Credit Agreement
Amendment No. 3 to Credit Agreement
Second Amendment to Employment Agreement - Jack M. Antonini
Restricted Stock Agreement - Jack M. Antonini
First Amendment to Restricted Stock Agreement - Jack M. Antonini
Second Amendment to Restricted Stock Agreement - Jack M. Antonini
First Amendment to Employee Agreement - Michael H. Clinard
First Amendment to Employee Agreement - Thomas E. Upton
First Amendment to Employee Agreement - J. Chris Brewster
Employment Agreement - Drew Soinski
Amended and Restated Service Agreement
Bonus Agreement
2001 Stock Incentive Plan
Amendment No.1 to the 2001 Stock Incentive Plan
Amendment No.2 to the 2001 Stock Incentive Plan
Form of Director Indemnification Agreement
Computation of Ratio of Earnings to Fixed Charges
List of Subsidiaries
Consent of KPMG LLP
Consent of Deloitte and Touche, LLP
Statement of Eligibility on Form T-1

INDUSTRY AND MARKET DATA
      In this prospectus, we rely on and refer to information and statistics regarding economic trends and conditions and other data pertaining to the ATM industry. We have obtained this data from our own research, surveys and studies conducted by third parties such as Dove Consulting Group, Inc., industry or other publications, such as ATM&Debit News, APACS ATM Survey, APACS Yearbook of Payment Statistics and other publicly available sources. We believe that our sources of information and estimates are reliable and accurate, but we have not independently verified them. Our statements about the ATM industry generally, the number and type of ATMs in various markets, and the size and operations of our competitors in this prospectus are based on our management’s belief, this statistical data, internal studies and our knowledge of industry trends.
FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21F of the Exchange Act. Forward-looking statements include information relating

i

to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.
      You should not read forward-looking statements as a guarantee of future performance or results. They will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to reliance on third parties for cash management services; increased regulation and regulatory uncertainty; trends in ATM usage; decreases in the number of ATMs we can place with our top merchants; increased industry competition; our ability to continue to execute our growth strategies; risks associated with the acquisition of other ATM networks; changes in interest rates; declines in, or system failures that interrupt or delay, ATM transactions; changes in the ATM transaction fees we receive; changes in ATM technology; changes in foreign currency rates; general and economic conditions; and other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”
      Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, you should draw no inference that we will make additional updates with respect to those or other forward-looking statements.

ii

SUMMARY
      This summary may not contain all the information that may be important to you. You should read this entire prospectus and the documents we have incorporated into this prospectus by reference before making an investment decision. You should carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information which involves risks and uncertainties. Please read “Forward-Looking Statements.” Unless this prospectus otherwise indicates or the context otherwise requires, the terms “we,” “our,” “us” “Cardtronics” or the “Company” as used in this prospectus refer to Cardtronics, Inc. and its subsidiaries. We refer to automated teller machines as “ATMs” throughout this registration statement. Information referred to in this registration statement as “pro forma” gives effect to our June 30, 2004 acquisition of the ATM business of E*TRADE Access, Inc. (which we refer to as “E*TRADE Access”) and our May 17, 2005 acquisition of Bank Machine (Acquisitions) Ltd. (which we refer to as “Bank Machine”), as if each had occurred prior to the period for which such information is given.
Company Overview
      We operate the largest network of ATMs in the United States and we are a leading ATM operator in the United Kingdom. As of September 30, 2005, our network included approximately 26,400 ATMs. For the year ended December 31, 2004, and pro forma for our E*TRADE Access and Bank Machine acquisitions, our ATMs dispensed over $9.1 billion in cash and processed more than 161.4 million transactions. We deploy and operate ATMs under two distinct arrangements with our merchant partners: company-owned and merchant-owned. Under company-owned arrangements, we provide the ATM and are typically responsible for all aspects of its operation, including procuring cash, supplies and telecommunications as well as routine and technical maintenance. Under merchant-owned arrangements, the merchant owns the ATM and is responsible for providing cash and performing simple maintenance tasks, while we provide more complex maintenance services, transaction processing and connection to electronic funds transfer networks. As of September 30, 2005, approximately 44% of our ATMs were company-owned and 56% were merchant-owned. Because our margins are significantly higher on our company-owned machines as a result of the value of the breadth of services we provide, our internal and acquisition growth strategy will focus on increasing the number of company-owned ATMs in our network.
      Our domestic ATM network is strengthened by contractual relationships with leading retail merchants in a variety of businesses. Amerada Hess, BP Amoco, Chevron, Circle K, Costco, CVS Pharmacy, Duane Reade, ExxonMobil, Mills Malls, Sunoco, Target and Walgreens are among our largest domestic merchants in terms of our revenues. Alfred Jones, Co-Op, Mitchells & Butlers, the U.K. Post Office, Tates and Tesco are among our largest United Kingdom merchants in terms of our revenues. Our merchant customers operate high consumer traffic locations, such as convenience stores, supermarkets, membership warehouses, drug stores, shopping malls and airports. Our merchant relationships are typically governed by multi-year contracts with initial terms of five years or more. On a pro forma basis for the year ended December 31, 2004, we generated $278.4 million of revenues and approximately $2.3 million of net income.
      Our revenue is recurring in nature and is primarily derived from ATM surcharge fees paid by cardholders and interchange fees paid by their banks and other financial institutions. We generate additional revenue by branding our ATMs with signage from banks and other financial institutions, resulting in added convenience for their customers and increased usage of our ATMs. We typically provide our merchant customers with all of the services required to operate an ATM, which include transaction processing, cash management, maintenance and monitoring. We believe that we are among the low-cost providers in our industry due primarily to our substantial network of ATMs, which provides us significant scale advantages. Our focus on customer service, together with our experience and scale, has contributed to strong relationships with leading national and regional merchants in the United States and we expect to develop the same strong relationships in the United Kingdom.

      Since May 2001, we have acquired 12 networks of ATMs and one operator of a surcharge-free ATM alliance, increasing the number of ATMs we operate from approximately 4,100 to approximately 26,400 as of September 30, 2005. On June 30, 2004, we acquired the ATM business of E*TRADE Access, adding approximately 13,155 ATMs to our network, and on May 17, 2005, we acquired Bank Machine, which expanded our operations to the United Kingdom and added approximately 1,000 ATMs to our network. From 2001 to 2004, the total number of annual transactions processed within our network increased from approximately 19.9 million to approximately 111.6 million.
      Our principal executive offices are located at 3110 Hayes Road, Suite 300, Houston, Texas 77082 and our telephone number is (281) 596-9988. Our website address is www.cardtronics.com. Information contained on our website is not part of this prospectus.
Recent Transactions
      Bank Machine Acquisition. On May 17, 2005, we acquired the ATM business of Bank Machine (Acquisitions) Limited, an independent operator of ATMs in the United Kingdom, for approximately $92.0 million in cash and 35,221 shares of our Series B Convertible Preferred Stock valued by us at approximately $3.0 million. Through this transaction, we acquired approximately 1,000 ATMs and related site agreements, of which approximately 850 are company-owned and 150 are merchant-owned ATMs. On average, these ATMs process twice the number of surcharge-bearing transactions and have approximately 40% higher revenue per surcharge-bearing transaction than our domestic ATMs. This acquisition also allowed us to expand our business to the United Kingdom and positions us for further expansion to other European markets.
      E*TRADE Access Acquisition. On June 30, 2004, we acquired the ATM business of E*TRADE Access, Inc., an indirect wholly owned subsidiary of E*TRADE Financial Corp., for approximately $106.9 million in cash. Through this transaction we acquired 13,155 ATMs and related placement agreements, of which approximately 2,450 were company-owned and 10,705 were merchant-owned. As a result of this acquisition, we increased the number of ATM machines that we own or manage from approximately 12,000 to over 25,000 ATMs. This acquisition also allowed us to expand our relationships with national merchants, including Albertsons, Chevron, CVS Pharmacy and Target, through the placement agreements that we acquired.
      Other Acquisitions. On March 1, 2005, we acquired a portfolio of approximately 475 ATMs and related contracts located in independent grocery stores in and around the New York metropolitan area for approximately $8.2 million in cash. On April 21, 2005, we acquired a portfolio of approximately 330 ATMs and related contracts, at BP Amoco locations throughout the Midwest, for approximately $9.0 million in cash. Such acquisitions were funded with cash on hand and borrowings under our bank credit facilities. Substantially all of the ATMs acquired in these transactions are company-owned.
      On December 21, 2005, we acquired all of the outstanding shares of ATM National, Inc., the owner and operator of a nationwide surcharge-free ATM alliance. The consideration for such acquisition totaled $4.4 million, and was comprised of $2.6 million in cash and 21,111 shares of our common stock. Additionally, we agreed to assume approximately $1.3 million in liabilities associated with such acquisition. Furthermore, the merger agreement allows for the issuance of up to 10,000 additional shares of our common stock within 105 days of the closing date based on the occurrence of certain events.
      Preferred Stock Offering. On February 10, 2005, we issued 894,568 shares of our Series B Convertible Preferred Stock to investment funds controlled by TA Associates, Inc. for gross proceeds of $75.0 million, representing a 30.6% equity interest on a fully diluted basis as of such date. The net proceeds of this offering were used to redeem all of the outstanding shares of our Series A Preferred Stock and to repurchase approximately 24% of our outstanding shares of common stock and vested options to purchase our common stock. In connection with that offering, we also appointed two designees of TA Associates, Inc. to our board of directors.
      Amended and Restated Credit Facilities. On May 17, 2005, in connection with our Bank Machine acquisition, we amended and restated our bank credit facilities with BNP Paribas and Bank of America, N.A. We used borrowings from these secured facilities to finance our Bank Machine acquisition and repay amounts under our prior facilities. Our bank credit facilities, as amended and restated, consisted of a revolving credit facility of up to $100.0 million, a first lien term facility of up to $125.0 million and a second lien term facility of up to $75.0 million. We utilized the net proceeds from our senior subordinated notes offering, as discussed below, along with additional borrowings under our revolving credit facility to retire permanently our first and second lien term loans in August 2005. In addition, our revolving credit facility was increased to a maximum borrowing capacity of $150.0 million, subject to the financial covenants contained in the revolving credit facility. As of September 30, 2005, we had approximately $41.8 million outstanding under the facility and the ability to borrow an additional $37.1 million under the facility. Substantially all of our domestic assets and 65% of the capital stock of our United Kingdom subsidiaries are pledged to secure borrowings under our revolving credit facility. Furthermore, each of our domestic subsidiaries has guaranteed our obligations under the facility.
      Senior Subordinated Notes Offering. On August 12, 2005, we issued $200.0 million in senior subordinated notes pursuant to Rule 144A of the Securities Act of 1933, as amended. Such senior subordinated notes are the notes that are subject to the exchange offer described herein.

The Exchange Offer
      On August 12, 2005, we completed a private offering of the outstanding notes. As part of the private offering, we entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, among other things, to deliver this prospectus to you and to use our best efforts to complete the exchange offer within 330 days after the date we issued the outstanding notes. The following is a summary of the exchange offer.

Exchange Offer	We are offering to exchange new notes for outstanding notes.

Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on , 2006, unless we decide to extend it.

Condition to the Exchange Offer	The registration rights agreement does not require us to accept outstanding notes for exchange if the exchange offer or the making of any exchange by a holder of the outstanding notes would violate any applicable law or interpretation of the staff of the SEC. A minimum aggregate principal amount of outstanding notes being tendered is not a condition to the exchange offer.

Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, which we call “DTC,” for tendering notes held in book-entry form. These procedures, which we call “ATOP,” require that the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program and that DTC confirm that:

• DTC has received your instructions to exchange your notes; and

• you agree to be bound by the terms of the letter of transmittal.

For more details, please refer to the sections of this prospectus entitled “Exchange Offer — Terms of the Exchange Offer” and “— Procedures for Tendering.”

Guaranteed Delivery Procedures	None.

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time prior to the expiration date. To withdraw, you must submit a notice of withdrawal to exchange agent using ATOP procedures before 5:00 p.m. New York City time on the expiration date of the exchange offer. Please read “Exchange Offer — Withdrawal of Tenders.”

Acceptance of Outstanding Notes and Delivery of New Notes	If you fulfill all conditions required for proper acceptance of outstanding notes, we will accept any and all outstanding notes that you properly tender in the exchange offer on or before 5:00 p.m. New York City time on the expiration date. We will return any outstanding note that we do not accept for exchange to you without expense as promptly as practicable after the expiration date. We will deliver the new notes as promptly as practicable after the expiration date and acceptance of the outstanding notes for exchange. Please refer to the section in this prospectus entitled “Exchange Offer — Terms of the Exchange Offer.”

Fees and Expenses	We will bear all expenses related to the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer — Fees and Expenses.”

Use of Proceeds	The issuance of the new notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement.

Consequences of Failure to Exchange Outstanding Notes	If you do not exchange your outstanding notes in this exchange offer, you will no longer be able to require us to register the outstanding notes under the Securities Act except in the limited circumstances provided under our registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Considerations	The exchange of new notes for outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Please read “Federal Income Tax Considerations.”

Exchange Agent	We have appointed Wells Fargo Bank, National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus (including the letter of transmittal) to the exchange agent addressed as follows: Wells Fargo Bank, National Association, Attention: Corporate Trust Operations, Sixth and Marquette, MAC N9303-121, Minneapolis, MN 55479. Eligible institutions may make requests by facsimile at (612) 667-4927.

Terms of the New Notes
      The new notes will be identical to the outstanding notes except that the new notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest and will contain different administrative terms. The new notes will evidence the same debt as the outstanding notes, and the same indenture will govern the new notes and the outstanding notes.
      The following summary contains basic information about the new notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the new notes, please refer to the section of this prospectus entitled “Description of the New Notes.”

Issuer	Cardtronics, Inc.

Notes Offered	$200.0 million aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2013 (the “notes”).

Maturity	The notes will mature on August 15, 2013.

Interest	Interest on the notes will accrue at the rate of 9 1/4% per annum. Interest on the notes will be payable semi-annually, in cash, in arrears on February 15 and August 15 of each year, commencing on February 15, 2006.

Guarantees	All payments on the notes, including principal and interest, will be jointly and severally guaranteed on a senior subordinated basis by all of our existing domestic subsidiaries and certain of our future subsidiaries. See “Description of the New Notes — Guarantees.”

Ranking	The notes and the guarantees will be unsecured senior subordinated obligations and will rank:

• junior in right of payment to all of our and our subsidiary guarantors’ existing and future senior indebtedness, including borrowings under our bank credit facilities and guarantees of those borrowings;

• equally in right of payment with any of our and our subsidiary guarantors’ future senior subordinated indebtedness; and

• senior in right of payment to any of our and our subsidiary guarantors’ future indebtedness that is expressly subordinated in right of payment to the notes.

Optional Redemption	We may redeem some or all of the notes on or after August 15, 2009 at the redemption prices set forth in this registration statement. At any time prior to August 15, 2009, we may redeem the notes, in whole or in part, at a price equal to 100% of their outstanding principal amount plus the make-whole premium described under “Description of the New Notes — Optional Redemption.”

In addition, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 109.250% using the proceeds of certain equity offerings completed on or before August 15, 2008. We may make this redemption only if, after the redemption, at least 65% of the aggregate principal amount of the notes originally issued remains outstanding.

Change of Control	If we sell substantially all of our assets or experience specific kinds of changes of control, we must offer to repurchase the notes at a price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our subsidiaries to:

• incur or guarantee additional indebtedness;

• incur senior subordinated debt;

• make certain restricted payments;

• consolidate or merge with or into other companies;

• conduct asset sales;

• restrict dividends or other payments to us;

• engage in transactions with affiliates or related persons;

• create liens;

• redeem or repurchase capital stock; and

• issue and sell preferred stock in restricted subsidiaries.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of the New Notes — Certain Covenants.”

Absence of a Public Market	The new notes generally will be freely transferable; however, there can be no assurance as to the development or liquidity of any market for the new notes.
      Investment in the notes involves substantial risks. See “Risk Factors” immediately following this summary for a discussion of certain risks relating to an investment in the notes.

RISK FACTORS
      Before making an investment decision with respect to the exchange offer you should carefully consider the following risks, as well as the other information contained in this prospectus memorandum, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks we face as well as risks related to the exchange offer.
Risks Related to Our Business

We operate in a changing and unpredictable regulatory environment. If we are subject to new legislation regarding the operation of our ATMs, we could be required to make substantial expenditures to comply with such legislation, which may adversely affect our profit margins.
      With its initial roots in the banking industry, the ATM industry has always been regulated, if not by individual states, by the rules and regulations of the federal Electronic Funds Transfer Act, which establishes the rights, liabilities and responsibilities of participants in electronic funds transfer, or EFT, systems. The vast majority of states have few, if any, licensing requirements. However, recent media publicity on the use of electronic devices to steal ATM card information, or skimming devices, at ATMs has resulted in several states, including California, New Jersey and New York, introducing legislation regulating the deployment and operation of ATMs. In these three states no final legislation has been passed. Accordingly, we may face a more restrictive and increased regulatory environment in coming years.

The passing of legislation banning or limiting surcharge fees would severely impact our revenue.
      As off-premise ATMs became more prevalent in the 1990s, a few states (most notably Iowa) were slow to change their existing laws that prohibited surcharge fees in connection with ATM transactions. However, by the late 1990s, 49 states permitted surcharge fees, with Iowa being the lone exception. In 2002, a federal court, relying upon the federal preemption doctrine, and citing federal banking laws, overturned Iowa’s law that prohibited ATM surcharge fees. Despite the nationwide acceptance of surcharge fees at ATMs, a few consumer activists (most notably in California) have from time to time attempted to impose local bans on surcharge fees. Even in the few instances where these efforts have passed the local governing body (such as with an ordinance adopted by the city of Santa Monica, California), federal courts have overturned these local laws on federal preemption grounds. However, such efforts may resurface and, should the federal courts abandon their adherence to the federal preemption doctrine, such efforts could receive more favorable consideration than in the past. Any successful legislation banning or limiting surcharge fees could result in a substantial loss of revenues and significantly curtail our ability to continue our operations as currently configured.
      In the United Kingdom, the Treasury Select Committee of the House of Commons published a report regarding surcharges in the ATM industry in March 2005. This committee was formed to investigate public concerns regarding the ATM industry, including adequacy of disclosure to ATM customers regarding surcharges, whether ATM providers should be required to provide free services in low-income areas and whether to limit the level of surcharges. The committee’s report included a number of recommendations, including a recommendation to Parliament that ATMs should be subject to the Banking Code, which is a voluntary code of practice adopted by all financial institutions in the United Kingdom. The U.K. government has yet to signal its acceptance of the Committee’s report, and there is no certainty that such report will be accepted. Should the report be accepted, the main impact of the Banking Code will be that ATM operators will be required to provide 30 days’ notice to the public prior to converting a surcharge-free ATM to one which charges surcharges. If the legislature or another body with regulatory authority in the United Kingdom were to impose limits on the level of surcharges for ATM transactions, our business in the United Kingdom would be adversely affected.

We depend on ATM transaction fees for substantially all of our revenues and would be adversely affected by a decline in usage of or surcharge fees at our ATMs.
      Transaction fees charged to cardholders and their financial institutions for transactions processed on our ATMs, including surcharge and interchange transaction fees, have historically accounted for most of our revenues. We expect that revenues from ATM transaction fees will continue to account for a substantial majority of our revenues for the foreseeable future. Consequently, our future operating results will depend on (1) the continued market acceptance of our services in our target markets, (2) maintaining the level of transaction fees we receive, (3) our ability to install, acquire and operate more ATMs and (4) continued usage of our ATMs by cardholders. For example, increased acceptance of credit and debit cards by merchants and service providers, or any loss of confidence by the consuming public in the safety and security of ATM transactions, could result in decreased usage of our ATMs. In addition, it is possible that alternative technologies to our ATM services will be developed and implemented. If such alternatives are successful, we will likely experience a decline in the usage of our ATMs. Moreover, surcharge fees are set by negotiation between us and our merchant partners, and could change over time. Further, growth in surcharge-free ATM networks and widespread consumer bias toward such networks could adversely affect our revenue even though we receive fees from our participation in surcharge-free networks. We cannot assure you that surcharge fees will not decline in the future. Accordingly, a decline in usage of our ATMs by ATM cardholders or in the levels of fees received by us in connection with such usage would have a material adverse impact on our business, growth, financial condition and results of operations. During the three months ended March 31, 2005 and June 30, 2005, total domestic transaction revenues (including surcharge, interchange and branding fees) declined by approximately 2.7% and 2.4%, respectively (versus prior year levels) for our ATMs that were transacting throughout the same periods in both 2005 and 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends.”

We will be subject to new proposed guidelines under the Americans with Disabilities Act that may require us to retrofit non-compliant ATMs, thus increasing our capital expenditures and decreasing our net income.
      The Americans with Disabilities Act, or ADA, currently prescribes provisions that ATMs be made accessible to and independently usable by persons with vision impairments. The Department of Justice is likely to adopt proposed accessibility guidelines under the ADA that include provisions addressing ATMs and how to make them more accessible to the disabled. Under the proposals, ATM height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads, and ATMs would be required to possess speech capabilities, among other modifications. If adopted, these new guidelines would affect the manufacture of ATM equipment going forward, could require us to retrofit the ATMs in our domestic network, and may result in an increase in our capital expenditures and a decrease in our net income. Further, from time to time groups representing persons with various disabilities have threatened or actually commenced litigation against ATM owners or operators to require those operators to make their ATMs more accessible to members of the affected group in compliance with the ADA guidelines and similar state statutes. In connection with our E*TRADE Access acquisition, we assumed the liabilities related to a lawsuit filed by the National Foundation for the Blind related to one of these matters. This action and similar future actions from other parties could result in a diversion of our management and financial resources. See “Business — Legal Proceedings.”

We derive a substantial portion of our revenue from ATMs placed with a small number of merchants. If one or more of our top merchants were to cease doing business with us, or to substantially reduce its dealings with us, our revenues could decline.
      For the year ended December 31, 2004, and on a pro forma basis giving effect to our E*TRADE Access and Bank Machine acquisitions, we derived approximately 16% of our total revenues from ATMs placed at the locations of our five largest merchants. We expect to continue to depend upon a relatively small number of merchants for a significant percentage of our revenues. The loss of any of our largest merchants, or a decision by any one of them to reduce the number of our ATMs placed in their locations, would decrease our revenues. These merchants may elect not to renew their contracts when they expire. Even if such contracts are renewed, the renewal terms may be less favorable to us than the current contracts. If any of our five largest merchants fail to renew their contracts upon expiration, or if the renewal terms with any of them are less favorable to us than under our current contracts, this could have a material adverse impact on our business, growth, financial condition and results of operations.
      On February 21, 2005, Winn-Dixie, a merchant customer with which we had approximately 849 ATMs deployed as of June 30, 2005, and which accounted for approximately 2.4% of our total revenues for the six months ended June 30, 2005, filed for bankruptcy protection. As part of its bankruptcy restructuring efforts, Winn-Dixie announced that it was planning to close approximately 326 of its existing 913 stores. Of the 326 locations identified for closure by Winn-Dixie, approximately 307 were locations in which we had deployed ATMs. Accordingly, during the months of July and August 2005, all 307 ATMs were deinstalled from those locations, leaving us with approximately 542 remaining operating locations as of September 30, 2005.
      If Winn -Dixie’s restructuring efforts are unsuccessful and additional store closings are required, or current transaction levels decline, our future operating results may be negatively impacted through lower revenues and gross profits, and the prospect of impairment charges.

The ATM industry is highly competitive and such competition may increase, which may adversely affect our profit margins.
      The ATM business is and can be expected to remain highly competitive. While our principal competition in the United States comes from national and regional financial institutions, we also compete with other independent ATM companies. Several of our competitors are larger, more established and have greater financial and other resources than we do. Our competitors could prevent us from obtaining or maintaining desirable locations for our ATMs, cause us to reduce the surcharge revenue generated by transactions at our ATMs or cause us to pay higher merchant fees, thereby reducing our profits. In addition to our current competitors, additional competitors may enter the market. We can offer no assurance that we will be able to compete effectively against these current and future competitors. Increased competition could result in transaction fee reductions, reduced gross margins and loss of market share.
      In the United Kingdom, we face competition from several companies with operations larger than our own. Many of these competitors have financial and other resources substantially greater than our United Kingdom subsidiary. These companies may be able to pay more for acquisitions and may be able to better define, evaluate, and bid for available acquisition targets in the United Kingdom or elsewhere. Our ability to expand our business to other areas of the United Kingdom and in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable acquisitions, and consummate transactions in this competitive environment.

We may be unable to integrate our recent and future acquisitions in an efficient manner and inefficiencies would increase our cost of operations and reduce our profitability.
      Our acquisitions involve certain inherent risks to our business, including the following:

•	the operations, technology and personnel of any acquired companies may be difficult to integrate;

•	the allocation of management resources to consummate these transactions may disrupt our day-to-day business; and

•	acquired networks may not achieve anticipated revenues, earnings or cash flow. Such a shortfall could require us to write down the carrying value of the intangible assets associated with any acquired company, which would adversely affect our reported earnings.
      Since May 2001, we have acquired 12 ATM networks. Prior to our E*TRADE Access and Bank Machine acquisitions, we had acquired only the assets of deployed ATM networks, rather than businesses and their related infrastructure. We currently anticipate that our future acquisitions will likely reflect a mix of asset acquisitions and acquisitions of businesses, with each acquisition having its own set of unique characteristics. To the extent that we elect to acquire an existing company or the operations, technology and personnel of another ATM provider, we may assume some or all of the liabilities associated with the acquired company and face new and added challenges integrating such acquisition into our operations.
      Our recent growth, particularly because of the size of our E*TRADE Access and Bank Machine acquisitions, and any future growth may strain our management systems, information systems and resources. We will need to continue to invest in and improve our financial and managerial controls, reporting systems and procedures as we continue to grow and expand our business. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively.
      In addition, our Bank Machine acquisition created, and any future acquisition of ATMs located outside the United States will create, additional risks for us to manage, including, exposure to foreign currency fluctuations, difficulties in complying with foreign laws and regulations, staffing and managing foreign operations and potentially adverse tax consequences.
      Any inability on our part to manage effectively our past or future growth or to successfully grow the revenue and profitability of our business could have a material adverse effect on our business, growth, financial condition and results of operations.

The full impact of our recent acquisitions on our operating results is not fully reflected in our historical financial results, which as a result we believe are not necessarily indicative of our future results of operations.
      Since May 2001, we have acquired 12 ATM networks, including our recent E*TRADE Access and Bank Machine acquisitions. Nine of these acquisitions contributed a substantial portion of our total revenues in the year ended December 31, 2004, and four of these acquisitions, representing approximately 72% of the ATMs we have acquired since May 2001, were completed in 2004 and 2005. Of the approximately 18,900 ATMs we have acquired since May 2001 and prior to December 31, 2004, approximately 13,155 were acquired after January 2004. As a result, our operating results for the year ended December 31, 2004 do not reflect a full-year’s results for a significant portion of the ATMs we operated as of December 31, 2004, including the approximately 13,155 ATMs we acquired in our E*TRADE Access acquisition on June 30, 2004. Accordingly, our historical results may not be indicative of results to be expected in future periods.

Changes in interest rates could increase our operating costs by increasing interest expense under our credit facilities and our cash management costs.
      Interest expense under our credit facilities and our vault cash rental expense are sensitive to changes in interest rates, particularly because a substantial majority of our indebtedness earns interest at floating rates and our vault cash rental expense is based on market rates of interest. Vault cash is the cash we use in our machines in cases where cash is not provided by the merchant. We pay rental fees on the average amount outstanding to our vault cash providers under a floating rate formula. Based on the $389.4 million in domestic vault cash outstanding as of September 30, 2005, and taking into account the $300.0 million in interest rate swaps that are currently in effect, for every interest rate increase of 100 basis points, we would incur an additional $0.9 million of vault cash rental expense on an annualized basis. Additionally, based on the $45.3 million in vault cash outstanding in the U.K. as of September 30, 2005, we would incur an additional $0.5 million in vault cash rental expense on an annualized basis for every interest rate increase of 100 basis points. Furthermore, based on the $41.8 million in floating rate indebtedness outstanding under our credit facility as of September 30, 2005, for every interest rate increase of 100 basis points, we would incur an additional $0.4 million of annual interest expense. Recent increases in interest rates in the U.S. have resulted in increases in our interest expense under our credit facility and our vault cash rental expense. Although we currently hedge a substantial portion of our vault cash interest rate risk over the next five years, we may not be able to enter into similar arrangements for similar amounts in the future. Furthermore, we have not currently entered into any derivative financial instruments to hedge our variable interest rate exposure in the U.K. Any significant future increases in interest rates in the U.S. or the U.K. could have an adverse impact on our business, financial condition and results of operations by increasing our operating costs and expenses. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Disclosure About Market Risk.”

We are exposed to the risk of fluctuations in foreign currencies, specifically the British Pound.
      Fluctuations in rates between the British Pound and U.S. dollar may impact our financial results from our U.K. operations since we translate our earnings generated in British Pounds into U.S. dollars at the then current exchange rate. In addition, we financed our Bank Machine acquisition with U.S. dollar-denominated borrowings, thus exposing our net investment in the United Kingdom to foreign currency fluctuations. We currently do not hedge against the risks associated with fluctuations in exchange rates. Although we may use hedging techniques in the future, we may not be able to eliminate or reduce the effects of currency fluctuations. As a result, exchange rate fluctuations could have an adverse impact on our future operating results.

Our international operations may not be successful.
      Approximately 4% of our ATMs are located in the U.K. and contributed approximately 20% of our pro forma gross profit for the year ended December 31, 2004. We expect to continue to expand in the U.K. and potentially into other countries as opportunities arise. Our international operations are subject to certain inherent risks, including:

•	exposure to currency fluctuations;

•	difficulties in complying with foreign laws and regulations;

•	unexpected changes in regulatory requirements;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences.
      Any of these factors could have a material adverse effect on our international operations and international expansion and, consequently, on our business, results of operations and financial condition.

If we, our transaction processors, our EFT network or other service providers experience system failures, the ATM products and services we provide could be delayed or interrupted, which would harm our business.
      Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our transaction processors, telecommunications network systems and other service providers. Although our contracts with merchants do not include any guarantees related to network availability problems due to factors beyond our control, any significant interruptions could severely harm our business and reputation and result in a loss of revenue. Additionally, if any such interruption is caused by us, such interruption could result in the loss of the affected merchants or damage our relationships with such merchants. We have not been the cause of any such interruptions in the past. Our systems and operations and those of our transaction processors and our EFT network and other service providers could be exposed to damage or interruption from fire, natural disaster, unlawful acts, terrorist attacks, power loss, telecommunications failure, unauthorized entry and computer viruses. We cannot be certain that any measures we and our service providers have taken to prevent system failures will be successful or that we will not experience service interruptions. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

We rely on third parties to provide us with the cash we require to operate many of our ATMs. If these third parties were unable or unwilling to provide us with the necessary cash to operate our ATMs, we would need to locate alternative sources of cash to operate our ATMs or we would not be able to operate our business.
      In the U.S., we rely on agreements with Bank of America, N.A. and with Palm Desert National Bank to provide us with all of the cash that we use in approximately 9,000 of our domestic ATMs where cash is not provided by the merchant. In addition, we rely on agreements with Alliance & Leicester Commercial Bank, or ALCB, and the U.K. Post Office to provide us with all of the cash that we use in approximately 750 of our U.K. ATMs where cash is not provided by the merchant. As of September 30, 2005, the balance of cash held in our domestic ATMs was approximately $389.4 million, over 98% of which was supplied by Bank of America. In the United Kingdom, the balance of cash held in our ATMs as of September 30, 2005 was approximately $45.3 million, over 80% of which was supplied by ALCB. We pay a fee for our usage of this cash based on the total amount of vault cash that we are using at any given time. At all times during the use of this cash, it belongs to the cash providers. Under our agreements with Bank of America, ALCB and the U.K. Post Office, each provider has the right to demand the return of all or any portion of its cash at any time upon the occurrence of certain events beyond our control, including certain bankruptcy events of us or our subsidiaries, or a breach of the terms of our cash provider agreements. Our current agreement with Bank of America expires on August 2, 2007, subject to automatic one-year renewals. In addition, Bank of America may terminate its agreement with us and demand the return of its cash upon 360 days prior written notice. In the United Kingdom, ALCB and the U.K. Post Office may terminate their agreements with us and demand the return of their cash upon 180 and 90 days’ written notice, respectively.
      If our cash providers were to demand return of their cash or terminate their arrangements with us and remove their cash from our ATMs, or if they were to fail to provide us with cash as and when we need it for our ATM operations, our ability to operate these ATMs would be jeopardized, and we would need to locate alternative sources of cash in order to operate these ATMs.

Criminal activity by third parties, whether through tampering with our ATM machines or otherwise, could result in decreased consumer confidence in ATM usage and thereby reduce our profit.
      Recently, there have been reports in the press regarding the use of ATMs to defraud cardholders and their financial institutions. Criminals have been known to attach skimming devices to ATMs in order to copy the encoded personal information on a user’s debit or credit card that the criminal then uses to create counterfeit cards that can be used at ATMs or as credit cards to make unauthorized purchases. Extensive counterfeiting activity could undermine consumer confidence in ATMs, thereby reducing ATM activity and our profit. Although, as of this date, we are not aware of any our ATMs being used for skimming, we cannot guarantee that criminals will not target one or more of our ATMs for skimming operations.

We rely on EFT network providers, transaction processors and maintenance providers; if they fail or no longer agree to provide their services, we could suffer a temporary loss of transaction revenues or the permanent loss of any merchant contract affected by such disruption.
      We rely on EFT network providers and have agreements with transaction processors and maintenance providers and have more than one such provider in each of these key areas. These providers enable us to provide card authorization, data capture, settlement and maintenance services to the merchants we serve. Typically, these agreements are for periods of up to two or three years each. If we improperly manage the renewal or replacement of any expiring vendor contract, or if our multiple providers in any one key area failed to provide the services for which we have contracted, and disruption of service to our merchants occurs, our relationship with those merchants could suffer. Further, if such disruption of service is significant, the affected merchants may seek to terminate their agreements with us.

Taxes imposed at the state level may decrease our net income.
      We conduct substantially all of our domestic operations through our indirectly wholly owned subsidiary, Cardtronics, LP, a Delaware limited partnership. Because of widespread state budget deficits, several states are evaluating ways to subject partnerships to taxation through the implementation of state income, franchise or other forms of taxation. If any state were to impose a tax upon our operating subsidiary as a stand-alone entity, our consolidated net income, if any, may decrease.
Risks Related to Our Indebtedness, the New Notes and the Exchange Offer

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, including the notes.
      As of September 30, 2005, we had outstanding indebtedness of approximately $243.6 million, which represented approximately 90% of our total capitalization based on total book capitalization of $270.7 million.
      Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the indenture governing the notes and the agreements governing such other indebtedness;

•	require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy, research and development costs or other purposes; and

•	place us at a disadvantage compared to our competitors who have less debt.
      Any of the above listed factors could materially and adversely affect our business and results of operations. Furthermore, our interest expense could increase if interest rates increase because a significant amount of our indebtedness bears interest at floating rates and our vault cash rental expense is based on market rates of interest. See “Description of Other Indebtedness-Bank Credit Facilities.” If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.
      We will be able to incur significant additional indebtedness in the future. Although the indenture governing the notes and our credit agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our anticipated debt levels, the related risks that we now face, including those described above, could intensify.

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries.
      We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Therefore, repayment of our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other inter-company payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

Your right to receive payments on the notes is junior to our existing and future senior debt, and the guarantees of the notes are junior to all of the guarantors’ existing and future senior debt.
      The notes and the guarantees rank behind all of our and the guarantors’ existing and future senior indebtedness. As of September 30, 2005, the notes and the guarantees were subordinated to $41.8 million of senior debt, all of which represented borrowings under our bank credit facility. We are permitted to incur substantial other indebtedness, including senior debt, in the future.
      As a result of this subordination, upon any distribution to creditors of our property or the property of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of our senior debt and the holders of the senior debt of the guarantors are entitled to be paid in full in cash before any payment may be made with respect to the notes or the guarantees. In addition, all payments on the notes and the guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of specified non-payment defaults on designated senior debt. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, the indenture relating to the notes requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid instead to holders of senior debt until the holders of senior debt are paid in full. As a result, holders of the notes may not receive all amounts owed to them and may receive less, ratably, than holders of trade payables and other unsubordinated indebtedness.

Your right to receive payments on the notes is effectively subordinated to the rights of existing and future creditors of our subsidiaries that are not guarantors on the notes.
      Initially none of our U.K. subsidiaries is required to guarantee the notes. As a result, holders of the notes will be effectively subordinated to the indebtedness and other liabilities of these subsidiaries, including trade creditors. Therefore, in the event of the insolvency or liquidation of a U.K. subsidiary, following payment by that subsidiary of its liabilities, such subsidiary may not have sufficient remaining assets to make payments to us as a shareholder or otherwise. In the event of a default by any such subsidiary under any credit arrangement or other indebtedness, its creditors could accelerate such debt, prior to such subsidiary distributing amounts to us that we could have used to make payments on the notes.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.
      Our ability to pay interest on and principal of the notes and to satisfy our other debt obligations principally will depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.
      If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our debt will depend on the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments, including our credit agreement and the indenture governing the notes may restrict us from adopting some of these alternatives. Furthermore, neither affiliates of CapStreet nor affiliates of TA Associates (our two largest outside investors) has any obligation to provide us with debt or equity financing in the future. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial position, results of operations and cash flows, as well as on our ability to satisfy our obligations in respect of the notes.

The terms of our credit agreement and the indenture governing the notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.
      Our credit agreement and the indenture governing the notes include a number of covenants that, among other things, restrict our ability to:

•	sell or transfer property or assets;

•	pay dividends on or redeem or repurchase stock;

•	merge into or consolidate with any third party;

•	create, incur, assume or guarantee additional indebtedness;

•	create certain liens;

•	make investments;

•	make certain restricted payments, including the payment of dividends;

•	engage in transactions with affiliates;

•	redeem or repurchase capital stock;

•	issue or sell preferred stock of restricted subsidiaries; and

•	enter into sale and leaseback transactions.
      In addition, we are required by our credit agreement to maintain specified financial ratios. As a result of these ratios, we are limited in the manner in which we conduct our business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business and prevent us from fulfilling our obligations under the notes.
      A failure to comply with the covenants financial ratios could result in an event of default. In the event of a default under our credit agreement, the lenders could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be due and payable, to require us to apply all of our available cash to repay these borrowings or to prevent us from making debt service payments on the notes offered by this registration statement, any of which could result in an event of default under the indenture governing the notes. An acceleration of indebtedness under our credit agreement would also likely result in an event of default under the terms of any other financing arrangement we have outstanding at the time. If any or all of our debt were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. If we are unable to repay outstanding borrowings under our bank credit facility when due, the lenders will have the right to proceed against the collateral securing such indebtedness. See “Description of Other Indebtedness” and “Description of the New Notes.”

The notes and the guarantees are not secured by our assets nor those of the guarantors, and the lenders under our credit agreement are entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.
      The notes and the guarantees will be our and the guarantors’ unsecured obligations. In contrast, our obligations outstanding under our credit agreement are secured by a perfected lien on, and a pledge of substantially all of our assets, including the stock of our subsidiaries. The notes will be effectively subordinated to this secured debt to the extent of the value of the collateral securing such debt. In addition, we may incur additional secured debt, and the notes will be effectively subordinated to any such additional secured debt we may incur to the extent of the value of the collateral securing such debt.

      Because the notes and the guarantees will be unsecured obligations, the assets that secure our secured debt will be available to pay obligations on the notes only after all such secured debt has been repaid in full. Accordingly, your right of repayment may be compromised if any of the following situations occur:

•	we enter into bankruptcy, liquidation, reorganization, or other winding-up proceedings;

•	there is a default in payment under our credit agreement; or

•	there is an acceleration of any indebtedness under our credit agreement.
      If any of these events occurs, the secured lenders could sell those of our assets in which they have been granted a security interest, to your exclusion, even if an event of default exists under the indenture governing the Senior Notes at such time. As a result, upon the occurrence of any of these events, there may not be sufficient funds to pay amounts due on the notes.

We may not be able to repurchase the notes upon a change of control.
      The indenture governing the notes requires us to offer to repurchase some or all of the notes when certain change of control events occur. If we experience a change of control, you will have the right to require us to repurchase your notes at a purchase price in cash equal to 101% of the principal amount of your notes plus accrued and unpaid interest, if any. Our credit agreement provides that certain change of control events (including a change of control as defined in the indenture governing the notes) constitute a default. Any future credit agreement or other agreements relating to senior indebtedness to which we become a party may contain similar provisions. If we experience a change of control that triggers a default under our credit agreement, we could seek a waiver of such default or seek to refinance our credit agreement. In the event we do not obtain such a waiver or refinance our credit agreement, such default could result in amounts outstanding under our credit agreement being declared due and payable. In the event we experience a change of control that results in us having to repurchase the notes, we may not have sufficient financial resources to satisfy all of our obligations under our credit agreement and the notes. In addition, the change of control covenant in the indenture does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See “Description of Notes — Certain Covenants.”

The guarantees may not be enforceable because of fraudulent conveyance laws.
      Our existing and certain of our future subsidiaries will guarantee our obligations under the notes. Our issuance of the notes and the issuance of the guarantees by the guarantors may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, our unpaid creditors or the unpaid creditors of a guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce the notes or a guarantor’s guarantee, or subordinate the notes or such guarantee to our or the applicable guarantor’s existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if it found that when we issued the notes or when the applicable guarantor entered into its guarantee or, in some states, when payments became due under the notes or such guarantee, we or the applicable guarantor received less than reasonably equivalent value or fair consideration and either:

•	were insolvent or rendered insolvent by reason of such incurrence; or

•	were engaged in a business or transaction for which one of our or such guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we or such guarantor would incur, debts beyond our or such guarantor’s ability to pay such debts as they mature.
      The court might also void the notes or a guarantee, without regard to the above factors, if the court found that we issued the notes or the applicable guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors. In addition, any payment by us or a guarantor pursuant to the notes or the guarantees could be voided and required to be returned to us, or such guarantor, or to a fund for the benefit of our or such guarantor’s creditors.
      A court would likely find that we, or a guarantor, did not receive reasonably equivalent value or fair consideration for the notes or such guarantee if we, or such guarantor, did not substantially benefit directly or indirectly from the issuance of the notes. Our anticipated use of proceeds, which includes the distribution of a substantial portion of the proceeds of the notes to our shareholders, could increase the risk of such a finding. If a court were to void the notes or a guarantee, you would no longer have a claim against us or the applicable guarantor, as the case may be. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from us or any guarantor, as the case may be.
      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we or a guarantor, as applicable, would be considered insolvent if:

•	the sum of our or such guarantor’s debts, including contingent liabilities, was greater than the fair saleable value of our or such guarantor’s assets; or

•	if the present fair saleable value of our or such guarantor’s assets were less than the amount than would be required to pay our or such guarantor’s probable liability on our or such guarantor’s existing debts, including contingent liabilities, as they become absolute and mature; or

•	we or such guarantor could not pay our or such guarantor’s debts as they become due.
      To the extent a court voids the notes or any of the guarantees as fraudulent transfers or holds the notes or any of the guarantees unenforceable for any other reason, holders of the notes would cease to have any direct claim against us or the applicable guarantor. If a court were to take this action, our or the applicable guarantor’s assets would be applied first to satisfy our or the applicable guarantor’s liabilities, if any, before any portion of its assets could be applied to the payment of the notes.
      Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will be adversely affected.
      We will only issue new notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes.
      If you do not exchange your outstanding notes for new notes pursuant to the exchange offer, the outstanding notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding notes under the Securities Act unless our registration rights agreement with the initial purchasers of the outstanding notes requires us to do so. Further, if you continue to hold any outstanding notes after the exchange offer is consummated, you may have trouble selling them because there will be fewer such notes outstanding.

EXCHANGE OFFER
Purpose and Effect of the Exchange Offer
      In connection with the issuance of the outstanding notes, we entered into a registration rights agreement. Under the registration rights agreement, we agreed to:

•	within 240 days after the original issuance of the outstanding notes on August 12, 2005, file a registration statement with the SEC with respect to a registered offer to exchange each outstanding note for a new note having terms substantially identical in all material respects to such note, except that the new note will not contain terms with respect to transfer restrictions;

•	use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 300 days after the original issuance of the outstanding notes;

•	promptly following the effectiveness of the registration statement, offer the new notes in exchange for surrender of the outstanding notes; and

•	keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the outstanding notes.
      We have fulfilled the agreements described in the first two of the preceding bullet points and are now offering eligible holders of the outstanding notes the opportunity to exchange their outstanding notes for new notes registered under the Securities Act. Holders are eligible if they are not prohibited by any law or policy of the SEC from participating in this exchange offer. The new notes will be substantially identical to the outstanding notes except that the new notes will not contain terms with respect to transfer restrictions, registration rights or additional interest.
      Under limited circumstances, we agreed to use our best efforts to cause the SEC to declare effective a shelf registration statement for the resale of the outstanding notes. We also agreed to use our best efforts to keep the shelf registration statement effective for up to two years after its effective date. The circumstances include if:

•	a change in law or in applicable interpretations thereof of the staff of the SEC does not permit us to effect the exchange offer; or

•	for any other reason the exchange offer is not consummated within 330 days from August 12, 2005, the date of the original issuance of the outstanding notes; or

•	any of the initial purchasers notify us following consummation of the exchange offer that outstanding notes held by it are not eligible to be exchanged for new notes in the exchange offer; or

•	certain holders are not eligible to participate in the exchange offer, or such holders do not receive freely tradeable securities on the date of the exchange.
      We will pay additional cash interest on the applicable outstanding notes, subject to certain exceptions:

•	if either this registration statement or, if we are obligated to file one, a shelf registration statement is not declared effective by the Commission by the date required,

•	if we fail to consummate the exchange offer prior to the date that is 330 days after August 12, 2005, or

•	after this registration statement or a shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in the preceding clauses being a “registration default”);
from and including the date on which any such registration default occurs to but excluding the date on which all registration defaults have been cured.

      The rate of the additional interest will be 0.25% per year for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per year with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 1.0% per year. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding notes and the new notes.
      Upon the effectiveness of this registration statement, the consummation of the exchange offer, the effectiveness of a shelf registration statement, or the effectiveness of a succeeding registration statement, as the case may be, the interest rate borne by the notes from the date of such effectiveness or consummation, as the case may be, will be reduced to the original interest rate. However, if after any such reduction in interest rate, a different registration default occurs, the interest rate may again be increased pursuant to the preceding paragraph.
      To exchange your outstanding notes for transferable new notes in the exchange offer, you will be required to make the following representations:

•	any new notes will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	you are not engaged in and do not intend to engage in the distribution of the new notes;

•	if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.
      In addition, we may require you to provide information to be used in connection with the shelf registration statement to have your outstanding notes included in the shelf registration statement and benefit from the provisions regarding additional interest described in the preceding paragraphs. A holder who sells outstanding notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including indemnification obligations.
      The description of the registration rights agreement contained in this section is a summary only. For more information, you should review the provisions of the registration rights agreement that we filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.
Resale of New Notes
      Based on no action letters of the SEC staff issued to third parties, we believe that new notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	such new notes are acquired in the ordinary course of your business; and

•	you do not intend to participate in a distribution of the new notes.
      The SEC, however, has not considered the exchange offer for the new notes in the context of a no action letter, and the SEC may not make a similar determination as in the no action letters issued to these third parties.

      If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you

•	cannot rely on such interpretations by the SEC staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.
      Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge by way of the letter of transmittal that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new notes.
Terms of the Exchange Offer
      Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to 5:00 p.m. New York City time on the expiration date. We will issue new notes in principal amount equal to the principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only for new notes and only in integral multiples of $1,000.
      The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.
      As of the date of this prospectus, $200,000,000 in aggregate principal amount of the outstanding notes are outstanding. This prospectus is being sent to DTC, the sole registered holder of the outstanding notes, and to all persons that we can identify as beneficial owners of the outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.
      We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding notes whose holders do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These outstanding notes will be entitled to the rights and benefits such holders have under the indenture relating to the notes and the registration rights agreement.
      We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.
      If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connecting with the exchange offer. It is important that you read the section labeled “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.
      We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date
      The exchange offer will expire at 5:00 p.m. New York City time on                     2006, unless, in our sole discretion, we extend it.
Extensions, Delays in Acceptance, Termination or Amendment
      We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.
      In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.
      If any of the conditions described below under “— Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion

•	to delay accepting for exchange any outstanding notes,

•	to extend the exchange offer, or

•	to terminate the exchange offer,
by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.
      Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.
Conditions to the Exchange Offer
      We will not be required to accept for exchange, or exchange any new notes for, any outstanding notes if the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC. Similarly, we may terminate the exchange offer as provided in this prospectus before accepting outstanding notes for exchange in the event of such a potential violation.
      In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the new notes under the Securities Act.
      We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable.
      These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.
      In addition, we will not accept for exchange any outstanding notes tendered, and will not issue new notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.
Procedures for Tendering
      In order to participate in the exchange offer, you must properly tender your outstanding notes to the exchange agent as described below. It is your responsibility to properly tender your notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your exchange.
      If you have any questions or need help in exchanging your notes, please call the exchange agent whose address and phone number are described in the section of the prospectus entitled “Where You Can Find More Information.”
      All of the outstanding notes were issued in book-entry form, and all of the outstanding notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the outstanding notes may be tendered using the Automated Tender Offer Program (“ATOP”) instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their outstanding notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender outstanding notes and that the participant agrees to be bound by the terms of the letter of transmittal.
      By using the ATOP procedures to exchange outstanding notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.
      There is no procedure for guaranteed late delivery of the notes.

Determinations Under the Exchange Offer
      We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable following the expiration date.

When We Will Issue New Notes
      In all cases, we will issue new notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to 5:00 p.m., New York City time, on the expiration date,

•	a book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged
      If we do not accept any tendered outstanding notes for exchange or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned without expense to their tendering holder. Such non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us
      By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	you are not engaged in and do not intend to engage in the distribution of the new notes;

•	if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.
Withdrawal of Tenders
      Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m. New York City time on the expiration date. For a withdrawal to be effective you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn outstanding notes and otherwise comply with the procedures of DTC.
      We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.
      Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding notes by following the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.
Fees and Expenses
      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.
      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.
Transfer Taxes
      We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.
Consequences of Failure to Exchange
      If you do not exchange new notes for your outstanding notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the outstanding notes. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.
Accounting Treatment
      We will record the new notes in our accounting records at the same carrying value as the outstanding notes. This carrying value is the aggregate principal amount of the outstanding notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.
Other
      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.
      We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

RATIOS OF EARNINGS TO FIXED CHARGES
      For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes and fixed charges (excluding the effects of any preferred stock dividends and related accretion expense). Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs, the interest portion of lease payments, and preferred stock dividends and accretion expense. Earnings were insufficient to cover fixed charges by approximately $3.6 million for the year ended December 31, 2002 and $4.1 million for the year ended December 31, 2001.

						Nine Months
	Year Ended December 31,					Ended
						September 30,
	2004	2003	2002	2001	2000	2005

Ratio of earnings to fixed charges	1.3x	1.1x	—	—	3.8x	1.1x
      The pro forma effect of the refinancing of our existing term loans with the senior subordinated notes did not change our historical ratios of earnings to fixed charges for the nine months ended September 30, 2005 or the year ended December 31, 2004, by more than 10 percent. Accordingly, no pro forma ratios have been presented herein.

USE OF PROCEEDS
      The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive outstanding notes in a like principal amount. The form and terms of the new notes are identical in all respects to the form and terms of the outstanding notes, except the new notes do not include certain transfer restrictions. Outstanding notes surrendered in exchange for the new notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the new notes will not result in any change in our outstanding indebtedness.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA OF CARDTRONICS, INC.
      The following selected historical consolidated financial and operating data should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this registration statement. The selected consolidated balance sheet data as of December 31, 2004 and 2003 and the selected consolidated statements of operations data for the years ended December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements included elsewhere in this registration statement. The balance sheet data as of December 31, 2002, 2001 and 2000, and the statements of operations data for the years ended December 31, 2001 and 2000 have been derived from our audited financial statements, which are not included in this registration statement. The selected consolidated balance sheet data as of September 30, 2005, and the selected consolidated statements of operations data for the nine months ended September 30, 2005 and 2004 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this registration statement. The selected consolidated balance sheet data as of September 30, 2004 has been derived from our unaudited condensed consolidated financial statements as of such date, which have not been included in this registration statement. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year. Historical results are not necessarily indicative of the results to be expected in the future.

						Nine Months
						Ended
	Years Ended December 31,					September 30,

	2004	2003	2002	2001	2000	2005	2004

						(unaudited)
	(in thousands)
Consolidated Statements of Operations:
Revenues:
ATM operating revenues	$182,711	$101,950	$59,183	$33,868	$15,751	$191,731	$125,169
ATM product sales and other revenues(1)	10,204	8,493	9,603	11,220	10,283	7,457	5,772

Total revenues	192,915	110,443	68,786	45,088	26,034	199,188	130,941
Cost of revenues:
Cost of ATM operating revenues	143,504	80,286	49,134	29,121	11,960	148,528	98,211
Cost of ATM product sales and other revenues	8,703	7,903	8,984	12,089	10,219	6,976	4,997

Total cost of revenues (exclusive of depreciation shown separately below)	152,207	88,189	58,118	41,210	22,179	155,504	103,208

Gross profit	40,708	22,254	10,668	3,878	3,855	43,684	27,733

Operating expenses:
Selling, general and administrative expenses(2)(3)(4)	13,571	7,229	6,142	4,925	2,190	11,552	8,851
Depreciation and accretion expense	6,785	3,632	1,650	957	528	8,530	4,257
Amortization expense	5,508	3,842	1,641	554	—	5,689	4,092

Total operating expenses	25,864	14,703	9,433	6,436	2,718	25,771	17,200

Income (loss) from operations	14,844	7,551	1,235	(2,558)	1,137	17,913	10,533
Other expenses:
Interest expense(5)	7,050	3,346	881	478	278	14,224	5,211
Minority interest in subsidiary	19	—	—	—	—	17	9
Other(6)	209	106	58	—	—	865	228

Total other expenses	7,278	3,452	939	478	278	15,106	5,448

Income (loss) before income taxes	7,566	4,099	296	(3,036)	859	2,807	5,085
Income tax provision (benefit)	2,956	1,511	154	(997)	317	972	1,931

Income (loss) before cumulative effect of a change in accounting principle	4,610	2,588	142	(2,039)	542	1,835	3,154
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit of $80(7)	—	134	—	—	—	—	—

Net income (loss)	4,610	2,454	142	(2,039)	542	1,835	3,154
Preferred stock dividends and accretion expense(8)	2,312	2,089	1,880	741	—	1,328	1,709

Net income (loss) available to common stockholders	$2,298	$365	$(1,738)	$(2,780)	$542	$507	$1,445

									Nine Months
									Ended
	Years Ended December 31,								September 30,

	2004		2003		2002	2001	2000		2005		2004

									(unaudited)
	(in thousands, except ratios and numbers of ATMs)
Other Financial Data:
Ratio of earnings to fixed charges(9)	1.3	x	1.1	x	—	—	3.8	x	1.1	x	1.3x
Cash flows from operating activities	$20,466		$21,629		$4,491	$(1,929)	$(255)		$32,751		$20,493
Cash flows from investing activities	(118,926)		(29,663)		(15,023)	(7,496)	(794)		(133,344)		(115,958)
Cash flows from financing activities	94,318		10,404		10,741	12,066	1,184		101,883		95,915
Operating Data:
Total number of ATMs (at period end)	24,581		12,021		8,298	6,707	3,339		26,417		24,803
Total transactions	111,577		64,605		36,212	19,865	8,622		115,152		76,712
Total surcharge transactions	82,087		48,778		28,978	16,027	7,400		79,943		56,733

						As of
	As of December 31,					September 30,

	2004	2003	2002	2001	2000	2005	2004

						(unaudited)
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,412	$5,554	$3,184	$2,975	$333	$2,517	$6,004
Total assets	195,309	64,434	34,840	25,373	8,864	340,506	184,759
Total long-term debt, including current portion	128,541	31,371	18,475	8,620	2,373	243,567	130,041
Preferred stock(10)	23,634	21,322	19,233	15,453	—	76,263	23,031
Total stockholders’ equity (deficit)	(2,164)	(6,959)	(8,909)	(7,065)	2,094	(49,173)	(4,105)

(1)	ATM product sales and other revenues consist primarily of revenues from the sale of equipment to our merchant-owned customer base and our associate value added resellers, or VARs, as well as other miscellaneous non-transaction based revenues.

(2)	Reflects a stock compensation charge in 2001 of $1.5 million after taxes related to the vesting of all stock options in connection with changes in our ownership structure.

(3)	Reflects non-cash stock compensation charges of $0.4 million and $0.8 million for the nine months ended September 30, 2005 and 2004, respectively, and $0.9 million and $1.6 million for the years ended December 31, 2004 and 2003, respectively, related to a restricted stock grant made to our chief executive officer in 2003 and certain options granted in 2004. Additionally, the 2004 full year results include a one-time bonus of $1.8 million made to our chief executive officer related to the tax liability associated with such restricted stock grant. See note 4 to our consolidated financial statements.

(4)	Reflects the write-off in 2004 of approximately $1.8 million in costs associated with our terminated initial public offering and related costs.

(5)	Reflects the amortization and write-off of $2.9 million and $1.7 million in financing costs associated with the amendment of our bank credit facilities during the years ended December 31, 2004 and 2003, respectively. Additionally, reflects the amortization and write-off of financing costs of $4.3 million during the nine months ended September 30, 2005 related to the amendment of our bank credit facilities in May 2005 and the issuance of our senior subordinated notes in August 2005, and the amortization and write-off of financing costs of $2.8 million during the nine months ended September 30, 2004 related to the amendment of our bank credit facility in June 2004.

(6)	Other primarily consists of losses on the sale or disposal of assets.

(7)	Reflects the effect of our adoption of SFAS No. 143. See note 1(m) to our consolidated financial statements.

(8)	Reflects non-cash dividends on our Series A Preferred Stock, which was redeemed in February 2005. Subsequent to the redemption of the Series A Preferred Stock, the amount reflects the accretion of the Series B Preferred Stock issuance costs.

(9)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes and fixed charges (excluding the effects of any preferred stock dividends and related accretion expense). Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs, the interest portion of lease payments, and preferred stock dividends and accretion expense. Earnings were insufficient to cover fixed charges by approximately $3.6 million for the year ended December 31, 2002 and $4.1 million for the year ended December 31, 2001. The pro forma effect of the refinancing of our existing term loans with the senior subordinated notes did not change our historical ratios of earnings to fixed charges for the nine months ended September 30, 2005 or the year ended December 31, 2004, by more than 10 percent. Accordingly, no pro forma ratios have been presented herein.

(10)	The amount reflected on our balance sheet is shown net of issuance costs of $1.7 million as of September 30, 2005. The aggregate redemption price for the preferred stock was approximately $78.0 million as of September 30, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion together with the financial statements and the related notes included elsewhere in this registration statement. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this registration statement.
Overview
      We operate a network of over 26,000 ATMs operating in all 50 states and within the United Kingdom. Our extensive ATM network is strengthened by multi-year contractual relationships with a wide variety of nationally and internationally known merchants pursuant to which we operate ATMs in their locations.
ATM Management Programs
      We deploy ATMs under two distinct arrangements with our merchant partners:

•	Company-owned. Under a company-owned arrangement, we own or lease the ATM and are responsible for controlling substantially all aspects of its operation. These responsibilities include what we refer to as first line maintenance, such as replacing paper, clearing paper or bill jams, resetting the ATM and any telecommunications and power issues or other maintenance that do not require a trained service technician. We are also responsible for what we refer to as second line maintenance, or more complex maintenance procedures that require trained service technicians and often involve replacing component parts. In addition to first and second line maintenance, we are responsible for arranging for cash, cash loading, supplies, telecommunications service and all other services required for the operation of the ATM, other than electricity. We typically pay a fee, either periodically, on a per-transaction basis or a combination of both, to the merchant on whose premises the ATM is physically located. We operate a limited number of our company-owned ATMs on a merchant-assisted basis. In these arrangements, we own or lease the ATM and provide all transaction processing services, but the merchant generally is responsible for providing and loading cash for the ATM and first line maintenance. Typically, we deploy ATMs under company-owned arrangements for our national and regional merchant customers, such as Amerada Hess, BP Amoco, Chevron, Circle K, Costco, CVS Pharmacy, Duane Reade, ExxonMobil, Mills Malls, Sunoco, Target and Walgreens in the United States, and Alfred Jones, Co-Op, Mitchells & Butlers, the U.K. Post Office, Tates and Tesco in the United Kingdom. Because company-owned locations are controlled by us, are usually located in major national chains, and are thus more likely candidates for additional sources of revenue such as bank branding, company-owned locations generally offer higher transaction volumes and greater profitability, which we consider necessary to justify the upfront capital cost of installing such machines. As of September 30, 2005, we operated approximately 11,728 ATMs under company-owned arrangements.

•	Merchant-owned. Under a merchant-owned arrangement, the merchant owns the ATM and is responsible for its maintenance and most of the operating costs. We typically provide all transaction processing services and, in some cases, retain responsibility for providing and loading cash. We typically operate ATMs with our independent merchant customers under merchant-owned arrangements. A merchant who purchases an ATM from us is responsible for providing cash for the ATM and all maintenance. The merchant is also responsible for cash loading, supplies, telecommunication and electrical services. Under these arrangements, we sometimes retain responsibility for second line maintenance for an additional fee, and we provide all transaction processing services. Because the merchant bears more of the costs associated with operating ATMs under this arrangement, the merchant typically receives a higher fee on a per-transaction basis than is the case under a company-owned arrangement. In a limited number of our merchant-owned arrangements, we have assumed responsibility for providing and loading cash. Accordingly, under these arrangements, the merchant receives a smaller fee on a per-transaction basis than in the typical merchant-owned arrangement. As of September 30, 2005, we operated approximately 14,689 ATMs under merchant-owned arrangements.

      In the future, we expect the percentage of our company-owned and merchant-owned arrangements will continue to fluctuate in response to the mix of ATMs we add through internal growth and acquisitions. While we may continue to add merchant-owned ATMs to our network as a result of acquisitions, our focus for internal growth will remain on expanding the number of company-owned ATMs in our network.
      The table below reflects the split of our revenues and gross profit amounts between company-owned and merchant-owned ATMs, for the years ended December 31, 2004 and 2003, and for the nine months ended September 30, 2005.

			Nine Months
	Years Ended		Ended
	December 31,		September 30,

	2004	2003	2005

Company-owned:
Revenues	55%	61%	53%
Gross profit	68%	73%	66%
Merchant-owned:
Revenues	45%	39%	47%
Gross profit	32%	27%	34%
      As noted in the table above, the percentage of our total revenues and gross margin attributable to merchant-owned arrangements increased in 2004 (with a corresponding decrease in the percentage of our total revenues and gross margin attributable to company-owned arrangements) due to the large number of merchant-owned ATMs we acquired in the E*TRADE Access acquisition. The further decline in the percentage of our total revenues and gross margin attributable to company-owned arrangements during the nine months ended September 30, 2005 was due to the fact that the results for the year ended December 31, 2004 only reflect the effects of the E*TRADE Access acquisition for the last six months of the year, thus diluting the impact of the acquired merchant-owned ATMs on the entire year’s results. We expect that the above trend will begin to reverse in 2006 due to our Bank Machine acquisition and the two acquisitions consummated in March and April 2005, which were primarily comprised of company-owned ATMs, and as a result of the continued expected growth in our existing company-owned merchant portfolio base.
      We have generally experienced very little turnover among our customers with whom we typically enter into company-owned arrangements. We have historically been very successful in negotiating contract renewals with these customers and have not renewed only two of our 50 most significant merchant contracts over the past four years. Additionally, we have experienced some turnover among our smaller merchant customers operating under merchant-owned arrangements. However, these losses have historically been partially offset by the addition of other similar customers, with the level of ATMs operated under these arrangements trending downward slightly (excluding the effects of acquisitions). In each year prior to 2003, we experienced an increase in the number of ATMs operated under merchant-owned arrangements. However, in 2003, excluding the effect of acquisitions, we experienced a net loss of approximately 3.5% of our ATMs operated under merchant-owned arrangements. This net loss primarily reflected the loss of ATMs with monthly transaction volumes significantly lower than the average for all ATMs operated under similar arrangements, a situation that often indicates an ATM is no longer economically feasible for the owner to operate. In addition, this net loss also reflects our reduction in sales and marketing efforts directed at placing ATMs under these types of arrangements in favor of increasing our focus on company-owned accounts and acquisitions of existing portfolios of ATMs. For the year ended December 31, 2004, and without giving effect to our E*TRADE Access acquisition, we experienced a net loss of less than 2.5% of our ATMs operated under merchant-owned arrangements, generally due to circumstances similar to those described for prior periods. If we continue to acquire primarily ATMs operated under company-owned arrangements, this downward trend in the absolute number of ATMs operated under these types of merchant-owned arrangements may continue. However, we have recently implemented an internal initiative to analyze our merchant-owned arrangements in an attempt to reduce the amount of turnover associated with such accounts. However, because such initiative was just implemented, we cannot accurately predict the results of such efforts and whether the initiative will be successful in reducing the aforementioned downward trend.
Components of Revenues, Cost of Revenues and Expenses
      Revenues. We derive our revenues primarily from providing ATM services and, to a lesser extent, from our branding arrangements and our sales of ATM equipment. Our revenues from ATM services have increased rapidly in recent years due to the acquisitions we completed since 2001, as well as through internal expansion of our existing and acquired ATM networks.
      In our consolidated statements of operations, we present revenues from ATM services and branding arrangements as “ATM operating revenues.” These revenues include the fees we earn per transaction completed on our network and fees we generate from network and bank branding arrangements. We present revenues from the sale of ATMs and other non-transaction based revenues as “ATM product sales and other revenues.” These revenues consist primarily of sales of ATMs and related equipment to merchants operating under merchant-owned arrangements, as well as sales under our value added reseller (“VAR”) program with NCR.
      Our ATM operating revenues primarily consist of the three following components: surcharge revenue, interchange revenue and branding revenue. The following table sets forth information on our surcharge and interchange revenues per surcharge-bearing transaction and on our interchange revenues per total transaction. The following table also includes pro forma information that gives effect to our E*TRADE Access and Bank Machine acquisitions as if they had occurred on January 1, 2004. Total transactions represents all transactions made at our ATMs, including transactions on which we do not earn surcharge revenue but do earn varying amounts of interchange revenue, such as balance inquiries, fund transfers, transactions on ATMs included in surcharge-free networks and branded ATMs, and some denials.

						Pro Forma
	Year Ended			Nine Months	Pro Forma	Nine Months
	December 31,			Ended	Year Ended	Ended
				September 30,	December 31,	September 30,
	2004	2003	2002	2005	2004	2005

Per surcharge-bearing transaction:
Surcharge revenue	$1.53	$1.43	$1.42	$1.69	$1.67	$1.73
Interchange revenue	0.63	0.60	0.57	0.62	0.60	0.61
Per total transaction:
Interchange revenue	0.46	0.45	0.46	0.43	0.43	0.42

•	Surcharge revenue. A surcharge fee represents a convenience fee paid by the cardholder for making a cash withdrawal from an ATM. Surcharge fees are most typically associated with cash withdrawal transactions and generally are not generated by balance inquiries, fund transfers and, in some cases, cash withdrawals from ATMs from which we earn branding revenues. Surcharge fees often vary by the type of arrangement under which we place our ATMs. Our transaction surcharges averaged approximately $1.53 per surcharge-bearing transaction during the year ended December 31, 2004 ($1.67 on a pro forma basis for the E*TRADE Access and Bank Machine acquisitions), and approximately $1.43 during the year ended December 31, 2003. Our transaction surcharges averaged approximately $1.69 per surcharge-bearing transaction during the nine months ended September 30, 2005 ($1.73 on a pro forma basis for the Bank Machine acquisition). Surcharge fees can vary widely based on the location of the ATM and the nature of the contracts negotiated with our merchants. Furthermore, surcharge fees in the United Kingdom are typically higher than the surcharge fees received in the U.S. Accordingly, we expect that our surcharge fees per surcharge-bearing transaction will increase slightly in the near term as a result of the Bank Machine acquisition. Longer term, we expect that surcharge fees per surcharge-bearing transaction will vary depending upon negotiated surcharge fees at newly deployed ATMs and future negotiations with existing merchant partners, and our ongoing efforts to improve profitability through improved pricing.

•	Interchange revenue. An interchange fee is a fee paid by the cardholder’s financial institution for the use of the applicable electronic funds transfer, or EFT, network that transmits data between the ATM and the cardholder’s financial institution in connection with any ATM transaction, including balance inquiries, transfers and surcharge-free transactions, including those under branding arrangements. We receive a portion of the interchange fee paid to the EFT network. In the U.S., interchange fees are earned not only on cash withdrawal transactions, but also on other ATM transactions such as balance inquiries and fund transfers. In the United Kingdom, interchange fees are earned on all ATM transactions other than surcharge-bearing cash withdrawals. Interchange fees are set by the EFT networks and vary according to EFT network arrangements with financial institutions, as well as the type of transaction. Interchange fees are typically lower for balance inquiries and fund transfers and higher for withdrawals. For the year ended December 31, 2004, we received $51.7 million in interchange fees ($68.8 million on a pro forma basis for the E*TRADE Access and Bank Machine acquisitions). For the year ended December 31, 2003, we received $29.1 million in interchange fees. For the nine months ended September 30, 2005, we received $49.4 million in interchange fees ($50.6 million on a pro forma basis for the Bank Machine acquisition). Interchange fees per surcharge-bearing transaction increased in 2003 and 2004 due to the increase in the number of transactions on ATMs included in surcharge-free networks and branded ATMs, which generate interchange fees, but do not generate surcharge fees and, as a result, are not included in the number of surcharge-bearing transactions. However, on a pro forma basis, interchange fees per surcharge-bearing transaction were slightly lower in 2004 and 2005 (when compared to the corresponding historical amounts for the same periods), due to the fact that interchange fees in the United Kingdom are only earned on non surcharge-bearing transactions, as previously discussed. We believe that our future interchange fees per surcharge-bearing transaction will be consistent with the pro forma amounts reflected above. On an absolute basis we expect that our interchange fees will decrease slightly in the future due to the fact that certain ATM processing networks adjusted their interchange rates downward in 2005. We currently estimate that such reduction will average approximately $50,000 per month during 2006 and approximately $25,000 per month thereafter.

•	Branding revenue. We generate branding revenue in a variety of ways. We allow financial institutions to place signage on, or brand, our ATMs. Under this arrangement, we allow the branding financial institution’s customers to use branded ATMs without paying a surcharge fee. In exchange, the branding financial institution pays us a fixed monthly fee per branded ATM. We believe that this type of branding arrangement will typically result in an increase in transaction levels at the branded ATMs as existing customers continue to use the ATMs and new customers of the branding financial institution are attracted by the surcharge-free service. We also believe that having a major bank brand on an ATM leads to increased surchargable transactions from customers other than those of the branding bank.

We also generate branding revenue from the ATMs we include in a nationwide surcharge-free ATM alliance of which we are the largest member and owner (effective December 21, 2005). Under this arrangement, cardholders of the institutions that are members of the alliance use our ATMs included in the alliance free of surcharge fees in exchange for a payment to us of a fixed monthly fee per cardholder, which is paid by such cardholder’s financial institution. Fees paid for branding an ATM vary widely within our industry, as well as within our own operations. We expect that this variance in branding fees will continue in the future, but, because our strategy is to set branding fees at least sufficient to offset lost surcharge revenue, we do not expect any such variance to cause a decrease in our total revenues. However, because we have only recently begun to enter into branding arrangements, we are currently unable to meaningfully quantify this anticipated offset to lost surcharge revenue.
      The profitability of any particular ATM location, and of our entire ATM services operation, is driven by a combination of surcharge, interchange and branding revenues, as well as the level of our related costs.

Accordingly, material changes in our average surcharge fee or average interchange fee may be offset by branding or other ancillary revenues, or by changes in our cost structure. Because a variance in our average surcharge fee or our average interchange fee is not necessarily indicative of a commensurate change in our profitability, you should consider these measures only in the context of our overall financial results.
      Our other revenues are primarily comprised of revenues from the sale of ATMs and related equipment to merchant customers operating under merchant-owned arrangements and associate VARs, and other non transaction-based revenues. While we expect to continue to derive a portion of our revenues from direct sales of ATMs in the future, we expect that this source of revenue will continue to decrease slightly as a percentage of our total revenues in future periods.
      Cost of revenues. Our cost of revenues associated with ATM transactions completed on our ATM network includes:

•	Merchant fees. We pay our merchants a fee that depends on a variety of factors, including the type of arrangement under which the ATM is placed and the number of transactions at that ATM.

•	Processing fees. We pay fees to third-party vendors for processing transactions originated at our ATMs. These vendors, which include Star Systems, Fiserv, Inc. and Genpass, communicate with the cardholder’s financial institution through EFT networks to gain transaction authorization and to settle transactions.

•	Cost of cash. Cost of cash includes all costs associated with the provision of cash by us for ATMs, including fees for the use of cash, armored courier services, insurance, cash reconciliation and associated wire fees. Changes in interest rates could affect our cost of cash, though we have entered into a number interest rate swap transactions to hedge our exposure through 2007 on approximately two-thirds of our current outstanding domestic ATM cash balances.

•	Communications. Under our company-owned arrangements, we are responsible for expenses associated with providing telecommunications capabilities to the ATMs, allowing the ATMs to connect with the applicable EFT network.

•	Repairs and maintenance. Depending on the type of arrangement with the merchant, we may be responsible for first and/or second line maintenance for the ATM. We typically manage the provision of these services by third parties with national operations. Our primary maintenance vendors are Diebold, NCR and EFMARK.

•	Direct operations. These expenses consist of costs associated with managing our ATM network, including expenses for program managers, technicians and customer service representatives.

•	Cost of equipment revenue. In connection with the sale of equipment to merchants and VARs, we incur costs associated with purchasing equipment from manufacturers, as well as delivery and installation expenses.
      We define variable costs as those incurred on a per transaction basis. Processing fees and the majority of merchant fees fall under this category. Processing fees and merchant fees accounted for approximately 61% of our cost of ATM revenues in 2004. Therefore, we estimate that approximately 39% of our cost of ATM revenues is generally fixed in nature, meaning that any significant decrease in transaction volumes would lead to a decrease in the profitability of our ATM service operations, unless there were an offsetting increase in per-transaction revenues. See “Results of Operations” below for additional information.
      Our indirect operating expenses include general and administrative expenses related to administration, salaries, benefits, advertising and marketing, depreciation of the ATMs we own, amortization of our acquired merchant contracts, and interest expense related to borrowings under our bank credit facility and our senior subordinated notes. We depreciate our capital equipment on a straight-line basis over the estimated life of such equipment and amortize the value of acquired merchant contracts over the estimated lives of such assets. Because we repaid certain of our lower interest rate bank credit facilities with the net proceeds received under the higher interest rate senior subordinated notes offering in August 2005, our overall level of interest expense will increase in the future. See “— Liquidity and Capital Resources.”
Acquisitions
      Since May 2001, we have acquired 12 ATM networks and one operator of a surcharge-free ATM alliance. Prior to our E*TRADE Access acquisition, we acquired only assets consisting of ATMs and, in certain cases, contractual rights to place and operate ATMs in certain locations. In our E*TRADE Access acquisition, we acquired approximately 13,155 ATMs and related placement agreements, vendor agreements, operating software relating to the E*TRADE Access ATMs and E*TRADE Access’s interest in a joint venture. We also assumed certain liabilities and contingencies related to the operations of E*TRADE Access. In addition, we hired four employees from E*TRADE Access and agreed to maintain the E*TRADE Access brand on approximately 8,900 of the acquired ATMs until June 30, 2006.
      With respect to the Bank Machine acquisition, we acquired the entire company, including the related ATMs and underlying placement agreements as well as the entire infrastructure associated with the business. Additionally, as part of this acquisition, we retained Bank Machine’s existing employee base of approximately 50 employees, including Bank Machine’s existing senior management team, who became shareholders in Cardtronics.
      In addition to the above, we also acquired two domestic ATM networks in March and April of 2005, totaling approximately 805 ATMs and related placement agreements, for an aggregate cost of approximately $17.2 million in cash. Furthermore, in December 2005, we acquired all of the outstanding shares of ATM National, Inc., the owner and operator of a nationwide surcharge-free ATM alliance. The consideration for such acquisition totaled $4.4 million, and was comprised of $2.6 million in cash and 21,111 shares of our common stock. Additionally, we agreed to assume approximately $1.3 million in liabilities associated with such acquisition. Furthermore, the merger agreement allows for the issuance of up to 10,000 additional shares of our common stock within 105 days of the closing date based on the occurrence of certain events.
      We have historically funded our acquisitions through a combination of borrowings under our credit facilities, capital contributions from our equity investors and cash generated from operations. Other than in our Bank Machine and our E*TRADE Access acquisitions, we have not acquired any legal entities and generally do not assume employees, physical facilities, sales forces or trade names. As of the date of this registration statement, excluding the Bank Machine acquisition, all supporting activities, including supply of cash, communications, network processing services, maintenance services, customer service, sales and administration, have been changed to our operating platform and service providers subsequent to the closing of the transaction. With respect to the Bank Machine acquisition, Bank Machine’s existing operating platform is expected to remain intact and serve as a platform for future growth within the United Kingdom and possibly Europe.
      Once we purchase a portfolio of ATMs and merchant contracts and integrate them into our operating platform, operating expenses are typically reduced, thus enhancing the profitability of the portfolio. Our ability to reduce operating expenses and improve ATM profitability is largely the result of the better pricing terms we enjoy from our service providers. For example, in connection with an acquisition in 2003, we were able to reduce the cost of communications service for the acquired ATMs by approximately 83% when we transitioned the ATMs to a different communications configuration with our existing communications service provider. Additionally, in connection with our acquisitions in 2003, we were able to reduce our processing costs at the time of closing by amounts ranging from 3.6% to 42.5%. As of December 31, 2004, processing costs on ATMs from the same acquisitions had been reduced by amounts ranging from 39.3% to 72.5% as a result of additional improvements in pricing under our transaction processing agreement.
      Similarly, in connection with our E*TRADE Access acquisition in 2004, we have been able to reduce operating expenses associated with the acquired operations in a number of areas, including:

•	The transfer of cash management and vault cash services for approximately 2,500 ATMs to our preferred cash management and vault cash providers;

•	The transfer of maintenance services for approximately 10,000 E*TRADE Access ATMs from the existing provider to our preferred maintenance service provider;

•	The transfer of processing services for approximately 1,600 ATMs to our preferred service provider; and

•	The transfer of armored car service used in the transportation of cash for approximately 1,000 ATMs to our preferred service provider.
      The majority of the above cost savings initiatives were implemented during 2004, and we expect to complete the remaining initiatives by early 2006.
      As previously discussed, the existing platform associated with the Bank Machine acquisition will largely remain intact subsequent to the acquisition due to the geographic disparities between the acquired platform and our existing domestic platform. Accordingly, the opportunities to reduce operating expenses by converting the acquired platform to our operating platform are expected to be more limited than what we have experienced historically with our domestic acquisitions.
      In addition to changes in operating expenses as discussed above, the revenues produced by the acquired ATM portfolios may also change as we alter the mix between surcharge, interchange and branding arrangements with our merchant clients and financial sponsors. For example, if we are successful in negotiating branding arrangements for some of our acquired ATMs, there may be a shift in the revenue mix between surcharge revenue, interchange revenue and branding revenue. Under a branding arrangement, we do not charge surcharge fees to the branding financial institution’s customers. On the other hand, total withdrawal transactions at the branded ATMs typically increase, as existing customers continue to use the ATMs and new customers of the branding financial institution are attracted by the surcharge-free service. Accordingly, we typically expect interchange revenue to increase since we receive interchange fees on all withdrawal transactions. In addition, we would also receive a negotiated branding fee.
      Our acquisitions have significantly increased the size of our operations over the periods discussed in “Results of Operations” below and, accordingly, fundamentally affect the comparability of our results of operations for the periods discussed in this discussion and analysis. For example, revenues increased from $26.0 million in 2000 to $192.9 million in 2004, while our gross profit increased from $3.9 million to $40.7 million over the same period. Moreover, because we completed the E*TRADE Access acquisition on June 30, 2004 and the Bank Machine acquisition on May 17, 2005, the impact of these acquisitions is not fully reflected in our historical operating results. The addition of approximately 13,155 ATMs from the E*TRADE Access acquisition has had a significant effect on our results of operations, and we expect the Bank Machine acquisition of approximately 1,000 ATMs in the United Kingdom will have a significant effect going forward. Information with respect to the pro forma impact of the E*TRADE Access and Bank Machine acquisitions on our prior financial periods can be evaluated by reviewing the pro forma condensed consolidated financial information and the historical consolidated financial information of the E*TRADE Access and Bank Machine ATM businesses included elsewhere in this registration statement. These and any future acquisitions will continue to affect our results of operations.
      Consistent with our business strategy, we engage from time to time in discussions with potential sellers regarding the possible purchase by us of their ATM portfolios. Such acquisition efforts may involve participation by us in processes that have been made public, involve a number of potential buyers and are commonly referred to as “auction” processes, as well as situations where we believe we are the only party or one of a limited number of potential buyers in negotiations with the potential seller. These acquisition efforts could involve assets which, if acquired, would have a material effect on our financial condition and results of operations. We can give no assurance that our current or future acquisition efforts will be successful or that any such acquisition will be completed on terms considered favorable to us. We have set forth below a summary of our acquisition activity from May 2001 through December 2003. After acquiring a network of ATMs, we track its growth and operating performance on a stand-alone basis, as well as on a consolidated basis with our results as a whole. We believe this information is helpful in understanding the effect of these acquisitions on our growth, as well as the growth experienced through increased deployment of ATMs with the acquired merchant base in each of these ATM networks following its acquisition and integration.

	Number of ATMs

		As of
	At Closing	September 30, 2005	Increase

2001 Acquisitions	878	1,210	332
2002 Acquisitions	1,195	1,390	195
2003 Acquisitions	3,689	4,465	776

Total	5,692	7,065	1,303

      The following table reflects the results of the E*TRADE Access portfolio that was acquired in June 2004.

	Number of ATMs

		As of
	At Closing	September 30, 2005	Decrease

Total	13,155	11,899	(1,256)

      As noted above, the number of ATMs we acquired as part of the E*TRADE Access acquisition has decreased by 1,256 machines. This decrease was due to the loss of merchant-owned accounts primarily as a result of our efforts to eliminate certain underperforming contracts and locations from the acquired portfolio. Additionally, a number of merchant-owned contracts expired during the first six months after the acquisition, and were not renewed at the discretion of one or both parties. Because the portfolio acquired from E*TRADE Access was primarily comprised of merchant-owned accounts, we believe such contract attrition rates are unique to this portfolio (relative to our past acquisitions).

Acquisition Valuation
      We value acquisitions based on historical and expected cash flow and the remaining terms of merchant contracts rather than the number of ATMs or a benchmark value per ATM. ATMs at different locations vary significantly in terms of transaction volume and cash flow. The equipment is in some cases owned by the merchant and in others by the seller. As a result, the purchase price per ATM we pay and the allocation of consideration between equipment and intangibles varies from acquisition to acquisition.
Industry Trends
      During the three months ended March 31, 2005 and June 30, 2005, total domestic transaction revenues (including surcharge, interchange and branding fees) declined by approximately 2.7% and 2.4%, respectively (versus prior year levels) for our ATMs that were transacting throughout the same periods in both 2005 and 2004. We attribute such declines to a number of factors, including (i) the increased use of debit cards as a means of payment, (ii) an increase in free “cash back” point-of-sale transactions, and (iii) increased competition associated with the increased number of off-premise, surcharging ATMs within the United States. However, during the three months ended September 30, 2005, total domestic transaction revenues were essentially flat when compared to the prior year for ATMs that were transacting throughout the same periods in both years.
      While the results for the most recent quarter are encouraging and appear to indicate that the gradual decline experienced during the first two quarters has slowed, it is too soon to draw a conclusion with respect to whether the gradual decline experienced during the first two quarters has in fact ended. However, there are a number of factors that could help to mitigate the potential negative impact on our financial results if such a trend were to continue, including (i) increasing surcharge rates in selected accounts to help offset the potential decline in transaction revenues, (ii) continued growth in our network and bank branding initiatives, which tend to increase transactions at branded locations and for which we receive a fee from the network or branding bank in lieu of a surcharge fee, (iii) implementing certain operating cost savings initiatives for selected accounts, and (iv) the development and deployment of new products and features within selected merchant accounts. It appears that a combination of higher surcharge rates in selected accounts and the continued growth in our network and bank branding initiatives were the primary reasons behind the improvement seen in the year-over-year comparative transaction revenues during the third quarter. However, if the downward transaction trend seen during the first two quarters of this year resumes, and we are unsuccessful in our attempts to mitigate the impact of such trend, as outlined above, our transaction revenues may continue to decline in the future.
Recent Events

Financing Transactions
      In connection with the acquisition of Bank Machine in May 2005, we replaced our existing bank credit facility with new facilities provided by BNP Paribas and Bank of America, N.A. Such facilities were comprised of (i) a revolving credit facility of up to $100.0 million, (ii) a first lien term facility of up to $125.0 million, and (iii) and a second lien term facility of up to $75.0 million. Borrowings under the facilities were utilized to repay our existing bank credit facility in full and to fund the acquisition of Bank Machine. As of September 30, 2005, the first and second lien term facilities were fully repaid, as discussed below, and approximately $41.8 million was outstanding under the new revolving credit facility.
      On August 12, 2005, we sold $200.0 million in senior subordinated notes pursuant to Rule 144A of the Securities Act of 1933, and utilized the net proceeds from such offering, along with approximately $7.1 million in borrowings under our new revolving credit facility, to repay all of the outstanding borrowings under our recently executed first and second lien term loan facilities, including all accrued and unpaid interested related thereto. Additionally, the revolving credit facility was increased to a maximum borrowing capacity of $150.0 million immediately following this transaction. See “Liquidity and Capital Resources” included elsewhere in this registration statement.

Winn-Dixie Bankruptcy
      On February 21, 2005, Winn-Dixie, a merchant customer with which we had approximately 849 ATMs deployed as of June 30, 2005, and which accounted for approximately 2.4% of our total revenues for the six months ended June 30, 2005, filed for bankruptcy protection. As part of its bankruptcy restructuring efforts, Winn-Dixie announced that it was planning to close approximately 326 of its existing 913 stores. Of the 326 locations identified for closure by Winn-Dixie, approximately 307 were locations in which we had deployed ATMs. Accordingly, during the months of July and August 2005, all 307 ATMs were deinstalled from those locations, leaving us with approximately 542 remaining operating locations as of September 30, 2005.
      We are contractually obligated to pay certain lease payments for 279 of the ATMs that have been deinstalled, with such leases expiring at varying dates between November 30, 2005 and December 31, 2007. The estimated undiscounted amount of the remaining lease payments for the deinstalled ATMs as of September 30, 2005 was approximately $1.0 million.
      Pursuant to the ATM management agreement that we assumed in connection with acquisition of the Winn-Dixie ATM portfolio in 2003, Winn-Dixie was required to provide us with a rebate for most ATMs that were removed due to its store closures. Additionally, as part of our acquisition agreement with the former owner of the Winn-Dixie ATM portfolio, we were designated as the beneficiary of a letter of credit under which we could make draws in the event Winn-Dixie refused to pay such rebates. As of the date of this filing, we have fully drawn $3.6 million under such letter of credit, the proceeds of which have been and will continue to be utilized to help defray a portion of the ongoing lease costs mentioned above, as well as the costs associated with removing the aforementioned ATMs from the closed store locations.
      As of September 30, 2005, there was an arbitration action pending against us by the former owner of the Winn-Dixie ATM portfolio for restitution of a portion of the funds drawn by us under the aforementioned letter of credit. See “Business — Legal Proceedings.” However, such arbitration action was settled in January 2006, the result of which had no material impact on our financial condition or results of operations.
      Finally, if Winn-Dixie’s restructuring efforts are unsuccessful and additional store closings are announced or current transaction levels decline, we may be required to record an impairment charge related to the tangible and intangible assets associated with the Winn-Dixie contract. At this point, we believe that no impairment is warranted based upon the operating performance of the remaining installed ATMs. As of September 30, 2005, the carrying amount of such assets totaled approximately $3.7 million. Additionally, we have approximately $1.8 million in future contractual operating lease payments associated with many of the ATMs that are still operating within the remaining Winn-Dixie store locations.

Impact of Hurricanes
      In August and September 2005, Hurricanes Katrina and Rita struck the Gulf Coast of the United States, and in the process, temporarily disrupted our ATM operations in portions of Alabama, Florida, Louisiana, Mississippi and Texas. Approximately 500 ATMs were initially impacted by the storms.
      While we saw a noticeable decline in transactions in the impacted areas immediately after the storms, we also saw a corresponding increase in transactions in areas adjacent to the impacted locations, including an increase in transactions associated with ATMs located in neighboring cities and states. Accordingly, the lost transactions associated with the impacted ATMs did not have a material impact on our ongoing operations. However, we did record an approximately $0.1 million pre-tax charge during the three months ended September 30, 2005, related to the costs incurred under our insurance policies to replace the ATMs (and in some cases the related cash balances) that were lost or damaged as a result of the storms.
      On October 24, 2005, Hurricane Wilma struck the Gulf Coast of the United States, and in the process, temporarily disrupted our ATM operations in portions of South Florida. Immediately following the storm, approximately 311 ATMs were not transacting primarily due to power outages and communication issues resulting from the storm. However, unlike Hurricanes Katrina and Rita, many of the impacted ATMs suffered no physical damage and were back up and transacting within a very short period of time following the storm. Accordingly, Hurricane Wilma did not have a material impact on our results of operations or financial condition.

United Kingdom Transaction Declines
      During the three months ended September 30, 2005, our United Kingdom ATM portfolio experienced a slight year-over-year decline in withdrawal transactions. After additional research, we determined that such decline was essentially limited to those ATMs in which new, non-motorized card readers had recently been installed to bring such ATMs into compliance with recently enacted security upgrade requirements in the United Kingdom. We believe that the design of the new card reader installed on such ATMs makes it difficult for ATM users to fully insert their ATM cards, thus resulting in an increased number of declined and aborted transactions.
      We are currently in the process of speaking with the ATM manufacturer that utilizes the aforementioned card reader system to determine if there is a manufacturing solution to this issue. In the meantime, we are modifying the signage and screen messages on the impacted ATMs to provide additional information to the ATM users on how to properly insert their cards in the new card readers. At this point, we are unable to accurately predict whether these actions will fully resolve this issue, and if so, when such resolution will occur.
Critical Accounting Policies and Estimates
      Our consolidated financial statements included elsewhere in this registration statement have been prepared in accordance with accounting principles generally accepted in the United States, which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, impacting our reported results of operations and financial position. We describe our significant accounting policies more fully in note 1 to our consolidated financial statements included elsewhere in this registration statement. The significant accounting policies and estimates described here are those that are most important to the depiction of our financial condition and results of operations and the application of which requires management’s most subjective judgments in making estimates about the effect of matters that are inherently uncertain.
      Goodwill and intangible assets. Historical goodwill represents the excess of the amount paid over the fair value of the assets acquired and liabilities assumed in connection with our past business combinations. As of September 30, 2005, such goodwill balance totaled $160.6 million, $82.1 million of which related to our acquisition of the E*TRADE Access, Inc. ATM portfolio in June 2004, and $78.5 million of which related to our acquisition of Bank Machine in May 2005. Intangible assets, net, consists primarily of acquired merchant contracts and relationships, deferred financing costs, exclusive license agreements and the Bank Machine trade name acquired as part of the Bank Machine acquisition. Our intangible assets totaled $74.8 million, net of accumulated amortization, as of September 30, 2005.
      SFAS No. 142, Goodwill and Other Intangible Assets, provides that goodwill and other intangible assets that have indefinite useful lives will not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their estimated useful lives. SFAS 142 also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. SFAS 142 requires management to make certain estimates and assumptions in order to allocate goodwill to reporting units and to determine the fair value of a reporting unit’s net assets and liabilities, including, among other things, an assessment of market condition, projected cash flows, interest rates and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Furthermore, SFAS 142 exposes us to the possibility that changes in market conditions could result in potentially significant impairment charges in the future.
      We evaluate the recoverability of our goodwill and intangible assets by estimating the future discounted cash flows of the businesses or portfolios of contracts to which the goodwill and intangible assets relate. We use discount rates corresponding to our cost of capital, risk adjusted as appropriate, to determine such discounted cash flows, and consider current and anticipated business trends, prospects and other market and economic conditions when performing our evaluations. Such evaluations are performed at minimum on an annual basis, or more frequently based on the occurrence of events that might indicate a potential impairment. Such events include, but are not limited to, items such as the loss of a significant contract or a material change in the terms or conditions of a significant contract.
      Valuation of long-lived assets. In accordance with SFAS No. 144, Accounting for the Disposal or Impairment of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge would be recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. Our determination that an adverse event or change in circumstance has occurred will generally involve (1) a greater attrition rate compared to estimated renewals, (2) an unexpected decline in transactions without any offsetting incremental revenues (i.e., bank branding), or (3) a change in strategy affecting the utility of the asset. Our measurement of the fair value of an impaired asset will generally be based on an estimate of discounted future cash flows.
      Income taxes. Income tax provisions are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and income before income taxes and between the tax basis of assets and liabilities and their reported amounts in our financial statements. We include deferred tax assets and liabilities in our financial statements at currently enacted income tax rates. As changes in tax laws or rates are enacted, we adjust our deferred tax assets and liabilities through income tax provisions.

      In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences. If we do not generate future taxable income, we will not realize these tax assets and the write-off of those assets will adversely affect our results.
Results of Operations
      The following table sets forth our statement of operations information as a percentage of total revenues for the period indicated.

				Nine Months
	Years Ended			Ended
	December 31,			September 30,

	2004	2003	2002	2005	2004

Revenues:
ATM operating revenues	94.7%	92.3%	86.0%	96.3%	95.6%
ATM product sales and other revenues	5.3	7.7	14.0	3.7	4.4

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Cost of ATM operating revenues	74.4	72.7	71.4	74.6	75.0
Cost of ATM product sales and other revenues	4.5	7.2	13.1	3.5	3.8

Total cost of revenues (exclusive of depreciation shown separately below)	78.9	79.9	84.5	78.1	78.8

Gross profit	21.1	20.1	15.5	21.9	21.2
Operating expenses:
Selling, general and administrative expenses	7.0	6.5	8.9	5.8	6.8
Depreciation and accretion expense	3.5	3.3	2.4	4.3	3.2
Amortization expense	2.9	3.5	2.4	2.9	3.1

Total operating expenses	13.4	13.3	13.7	13.0	13.1

Income from operations	7.7	6.8	1.8	8.9	8.1
Other expenses:
Interest expense, net	3.7	3.0	1.3	7.1	4.0
Minority interest in subsidiary	0.0	0.0	0.0	0.0	0.0
Other	0.1	0.1	0.1	0.4	0.2

Total other expenses	3.8	3.1	1.4	7.5	4.2

Income before income taxes	3.9	3.7	0.4	1.4	3.9
Income tax provision	1.5	1.4	0.2	0.5	1.5

Income before cumulative effect of change in accounting principle	2.4	2.3	0.2	0.9	2.4
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit	—	0.1	—	—	—

Net income	2.4%	2.2%	0.2%	0.9%	2.4%

Key Operating Metrics
      The following table sets forth, for the years ended December 31, 2004, 2003 and 2002, and the nine months ended September 30, 2005 and 2004, information concerning key measures we rely on to gauge our operating performance, including total surcharge-bearing transactions, surcharge-bearing transactions per ATM, and gross profit and gross profit margin per surcharge-bearing transaction.

				Nine Months
				Ended
	Years Ended December 31,			September 30,

	2004	2003	2002	2005	2004

Average number of ATMs	18,429	10,662	7,417	26,099	17,216
Total transactions (in thousands)	111,577	64,605	36,212	115,152	76,712
Monthly total transactions per ATM	505	505	407	490	495
Total surcharge-bearing transactions (in thousands)	82,087	48,778	28,978	79,943	56,733
Monthly surcharge-bearing transactions per ATM (in thousands)(1)	371	381	326	340	366
Per surcharge-bearing transaction:
Surcharge revenues	$1.53	$1.43	$1.42	$1.69	$1.52
Interchange revenues	0.63	0.60	0.57	0.62	0.63
Other transaction revenues(2)	0.06	0.06	0.05	0.09	0.06

Total transaction revenues	$2.23	$2.09	$2.04	$2.40	$2.21
Cost of transaction revenues	1.75	1.65	1.70	1.86	1.73

Transaction gross profit(3)	$0.48	$0.44	$0.34	$0.54	$0.48
Transaction gross profit margin	21.5%	21.1%	16.7%	22.5%	21.5%

(1)	Monthly surcharge-bearing transactions per ATM for the nine month period ended September 30, 2005 were lower than in the nine month period September 30, 2004 largely because the ATMs acquired from E*TRADE Access, Inc. on June 30, 2004 were primarily merchant-owned machines with lower average transactions per ATM.

(2)	Other transaction revenues consist primarily of bank and network branding fees (for periods subsequent to 2002), and other transaction-based fees.

(3)	Transaction gross profit is a measure of profitability that uses only the revenue and expenses that are transaction based. The revenue and expenses from ATM equipment sales and other ATM-related services are not included.

Nine Months Ended September 30, 2005 and September 30, 2004

Revenues

	Nine Months Ended
	September 30,

	2005	2004	% Change

	(in thousands)
ATM operating revenues	$191,731	$125,169	53.2%
ATM product sales and other revenues	7,457	5,772	29.2%

Total revenues	$199,188	$130,941	52.1%

      As indicated in the table above, total revenues increased by 52.1% for the nine months ended September 30, 2005 when compared to the same period in 2004. Such increase was primarily driven by the acquisition of the E*TRADE Access, Inc. ATM portfolio in June 2004, and to a lesser extent, the Bank Machine, BAS Communications, Inc. and Neo Concepts, Inc. ATM acquisitions consummated in 2005. Additionally, higher overall network and bank branding revenues contributed to the year-over-year increase.
      ATM product sales and other revenues increased approximately 29.2% for the nine months ended September 30, 2005, when compared to the same period in 2004. Such increase was primarily due to higher overall ATM equipment sales associated with the acquired E*TRADE Access ATM portfolio, which was in place for the entire nine months in 2005 but only three months in 2004.
      Surcharge-bearing transactions increased approximately 40.9% to 79.9 million transactions for the nine months ended September 30, 2005 from 56.7 million transactions during the same period in 2004. This growth in transaction volume was driven largely by the E*TRADE Access ATM portfolio acquisition. While interchange revenue per transaction remained relatively unchanged from 2004 to 2005, surcharge revenue per transaction increased approximately 11.2% from $1.52 in 2004 to $1.69 in 2005. Such increase was primarily due to a concerted effort on our part to increase the surcharge rates for selected merchants whose rates have historically been below market, and the impact of the higher surcharge rates associated with the acquired Bank Machine operations (which, on a US Dollar converted basis, average roughly $2.60 per transaction). However, despite the above increases, surcharge-bearing transactions per ATM decreased from 366 in 2004 to 340 in 2005. Such decrease was primarily due to the E*TRADE Access ATM portfolio acquisition, which, as previously discussed, included primarily merchant-owned ATMs with lower average surcharge-bearing transactions per ATM.

Cost of Revenues and Gross Margins

	Nine Months Ended
	September 30,

	2005	2004	% Change

	(in thousands)
Cost of ATM operating revenues	$148,528	$98,211	51.2%
Cost of ATM product sales and other revenues	6,976	4,997	39.6%

Total cost of revenues	$155,504	$103,208	50.7%

ATM operating revenues gross margin	22.5%	21.5%
ATM product sales and other revenues gross margin	6.5%	13.4%
Total gross margin	21.9%	21.2%
      As indicated in the table above, total cost of revenues increased by 50.7% for the nine months ended September 30, 2005 when compared to the same period in 2004. Such increase was primarily due to the higher overall cost of ATM operating revenues as a result of the E*TRADE Access, Inc. ATM portfolio acquisition in June 2004 and, to a lesser extent, the three acquisitions consummated in 2005. Because the majority of the ATMs acquired in the E*TRADE Access, Inc. ATM portfolio acquisition were merchant-owned machines, the related merchant fees are higher than those paid under company-owned arrangements. Overall, domestic merchant fees increased by approximately $31.2 million, or 58.5%, during the nine months ended September 30, 2005, when compared to the same period in 2004.
      The other primary components of cost of ATM operating revenues — maintenance fees, cost of cash, and armored courier fees — also contributed to the domestic cost increases for the year-to-date periods. Such costs increased by $10.3 million, or 37.4% for the nine months ended September 30, 2005, when compared to the prior year.
      Our total gross margin for the nine months ended September 30, 2005, totaled 21.9%, up slightly from the 21.2% level achieved during the nine months ended September 30, 2004. Such increase was primarily attributable to higher than normal operating costs incurred during the three months ended September 30, 2004, as we worked to transition the acquired E*TRADE Access, Inc. ATM portfolio on to our existing operating platform.
      While our recent acquisitions of predominantly company-owned ATM portfolios, including Bank Machine, should have a positive long-term impact on our overall gross margin percentage, we currently expect that our near term gross margin percentage will remain relatively consistent with the level achieved during the most recent quarter. This is primarily due to the recent deployment of approximately 1,000 company-owned ATMs in certain Walgreens and CVS locations throughout the United States. We currently expect that many of these ATMs will generate negative gross margins during the first 6-12 months following their initial deployment. However, despite the initial negative returns associated these deployments, we expect that such locations will become profitable as the transaction levels increase over time and the underlying ATMs become subject to anticipated future bank branding arrangements.

Selling, General and Administrative Expense

	Nine Months Ended
	September 30,

	2005	2004	% Change

	(in thousands)
Selling, general and administrative expense	$11,552	$8,851	30.5%
Percentage of revenues	5.8%	6.8%
      As indicated in the table above, selling, general and administrative expense increased by 30.5% for the nine months ended September 30, 2005 when compared to the same period in 2004. Such increase was primarily due to the hiring of additional employees over the past year and higher overall professional fees, both of which were the result of the acquisitions consummated in 2004 and 2005.
      We expect that our selling, general and administrative expense will increase slightly in the future due to higher accounting, legal and professional fees resulting from our becoming subject to the reporting requirements of the Securities and Exchange Commission, including those under the Sarbanes-Oxley Act of 2002, following the registration of our recently issued senior subordinated notes.

Depreciation and Accretion Expense

	Nine Months Ended
	September 30,

	2005	2004	% Change

	(in thousands)
Depreciation and accretion expense	$8,530	$4,257	100.4%
Percentage of revenues	4.3%	3.2%
      As indicated in the table above, depreciation and accretion expense increased by 100.4% for the nine months ended September 30, 2005 when compared to the same period in 2004. Such increase was primarily due to the incremental ATMs acquired through the E*TRADE Access transaction in June 2004, and, to a lesser extent, the incremental ATMs associated with the acquisitions consummated in 2005 and the current year company-owned ATM rollouts.
      In the future, we expect that our depreciation and accretion expense will grow in proportion to the increase in the number of ATMs we own and deploy throughout our company-owned portfolio.

Amortization Expense

	Nine Months Ended
	September 30,

	2005	2004	% Change

	(in thousands)
Amortization expense	$5,689	$4,092	39.0%
Percentage of revenues	2.9%	3.1%
      As indicated in the table above, amortization expense, which is primarily comprised of amortization of intangible merchant contracts and relationships associated with our past acquisitions, increased by 39.0% for the nine months ended September 30, 2005 when compared to the same period in 2004. Such increase was primarily due to the incremental amortization expense associated with the merchant contracts and relationships acquired in the E*TRADE Access transaction in June 2004, and, to a lesser extent, the incremental merchant contracts and relationships acquired in 2005.

Interest Expense

	Nine Months Ended
	September 30,

	2005	2004	% Change

	(in thousands)
Interest expense, net	$14,224	$5,211	173.0%
Percentage of revenues	7.1%	4.0%
      As indicated in the table above, interest expense increased by 173.0% for the nine months ended September 30, 2005 when compared to the same period in 2004. Such increase was primarily attributable to the additional borrowings under our bank credit facilities in June 2004 and May 2005 to finance the E*TRADE Access ATM portfolio acquisition and the Bank Machine acquisition, respectively, and the incremental interest expense associated with our senior subordinated notes offering in August 2005. Additionally, the interest expense amount for the nine-months ended September 30, 2005 included the pre-tax write-off of approximately $3.4 million in deferred financing costs associated with the repayment of, and amendments to, our existing bank credit facilities. For the nine months ended September 30, 2004, we wrote off approximately $2.5 million in deferred financing costs associated with the amendment of our then existing bank credit facility.
      We expect that our future interest expense levels will increase as a result of the issuance of the senior subordinated notes in August 2005. Such notes, which carry an effective interest rate of approximately 9.375%, were utilized to retire our outstanding first and second lien term loans, which carried a weighted-average interest rate of approximately 7.1% at the time.

Income Tax Provision

	Nine Months Ended
	September 30,

	2005	2004	% Change

	(in thousands)
Income tax provision	$972	$1,931	(49.7)%
Effective tax rate	34.6%	38.0%
      As indicated in the table above, our income tax provision decreased by 49.7% for the nine months ended September 30, 2005 when compared to the same period in 2004. On an absolute basis, the year-over-year change was driven by a corresponding decrease in our pre-tax income. While we expect that our effective tax rate will remain relatively consistent in future periods, such rate could vary from quarter to quarter depending on the mix of pre-tax income and loss amounts generated in our domestic and foreign tax jurisdictions. Additionally, we expect that our cash tax rate may increase in the future as a result of the recently consummated Bank Machine acquisition.

Years Ended December 31, 2004 (2004) and December 31, 2003 (2003)

Revenues

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
ATM operating revenues	$182,711	$101,950	79.2%
ATM product sales and other revenues	10,204	8,493	20.1%

Total revenues	$192,915	$110,443	74.7%

      As indicated in the table above, total revenues increased by 74.7% for the year ended December 31, 2004, when compared to 2003. ATM operating revenues, the largest component of total revenues, increased

79.2% in 2004 and accounted for approximately 94.7% of our total revenues in 2004 versus approximately 92.3% in 2003. The significant year-over-year increase in ATM operating revenues was primarily driven by an increase in the number of ATMs and related transactions resulting from the E*TRADE Access ATM portfolio acquisition in June 2004, and to a lesser extent, several other ATM portfolio acquisitions consummated during 2003, including XtraCash (February 2003), National Bank Equipment (May 2003), and American Express (August 2003). Additionally, the award of a new contract by ExxonMobil also helped contribute to the year-over-year increase. Surcharge fees and interchange fees were consistent on a percentage basis in both periods, representing approximately 97.1% of ATM operating revenues for both 2004 and 2003. The remaining portion of ATM operating revenues was comprised of bank and network branding revenues, which accounted for approximately 1.3% of our ATM operating revenues in 2004 and 1.1% in 2003, and revenues from a variety of individually insignificant sources that together accounted for approximately 1.6% of our ATM operating revenues in 2004 and 1.8% of our ATM operating revenues in 2003.
      ATM product sales and other revenues increased approximately 20.1% for the year ended December 31, 2004, when compared to 2003, and represented approximately 5.3% of our total revenues in 2004 versus approximately 7.7% in 2003. The year-over-year increase in ATM product sales and other revenues was primarily driven by higher overall equipment sales associated with the acquired E*TRADE Access ATM portfolio acquisition, offset somewhat by a lower VAR sales as a result of a decrease in the number of associate VARs to whom we sold products to in 2004. The reduction in the number of associate VARs resulted from several factors, including the promotion by NCR of several associate VARs to master VAR status, meaning those entities no longer needed to buy products through us because they could buy directly from NCR, the increased sales efforts of these new master VARs directed at some of our existing associate VARs, and our decision to cease doing business with some of our associate VARs due to credit concerns.
      Surcharge-bearing transactions increased approximately 68.2% to 82.1 million transactions in 2004, from 48.8 million transactions in 2003. This growth in transaction volume was driven largely by an approximately 105% increase in the number of ATMs that we owned or operated at year end 2004 when compared to year end 2003. While interchange revenue per transaction remained relatively unchanged from 2003 to 2004, surcharge revenues per transaction of $1.53 in 2004 increased approximately 7.0% from the surcharge revenues per transaction of $1.43 in 2003. Such increase was primarily due to a concerted effort on our part to increase the surcharge rates for selected merchants whose rates have historically been below market. However, despite the above increases, surcharge-bearing transactions per ATM decreased from 381 in 2003 to 371 in 2004. Such decrease was primarily due to the E*TRADE Access ATM portfolio acquisition, which, as previously discussed, included primarily merchant-owned portfolio of ATMs with lower average surcharge-bearing transactions per ATM.

Cost of Revenues and Gross Margins

	Year Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Cost of ATM operating revenues	$143,504	$80,286	78.7%
Cost of ATM product sales and other revenues	8,703	7,903	10.1%

Total cost of revenues	$152,207	$88,189	72.6%

ATM operating revenues gross margin	21.5%	21.2%
ATM product sales and other revenues gross margin	14.7%	6.9%
Total gross margin	21.1%	20.1%
      As indicated in the table above, total cost of revenues increased by approximately 72.6% in 2004 when compared to 2003. The primary driver of this increase was a 78.7% year-over-year increase in the cost of ATM operating revenues. In 2004, the largest component of cost of ATM operating revenues, merchant fees, increased $42.8 million, or approximately 112.6%, to $80.8 million, from $38.0 million for 2003, and accounted for approximately 56.3% of total cost of ATM operating revenues. This increase was the result of the increased merchant fees paid with respect to the aforementioned ATM contracts that were acquired during 2003 and 2004. The three other primary components of the cost of ATM operating revenues, maintenance contracts, cost of cash, and armored courier fees, increased $13.2 million, or approximately 67.3%, to $32.8 million for 2004, from $19.6 million for the same period in 2003, and accounted for 22.9% of total cost of ATM operating revenues. On an absolute basis, this increase was due to the increase in the number of ATMs operated by us, primarily as a result of the aforementioned acquisitions. Of the $64.0 million increase in total costs of revenues, $48.8 million was attributable to such acquisitions and the new ExxonMobil contract, $16.0 million was attributable to other internal growth efforts and the effects of a full year’s worth of results from the prior year acquisitions, and $(0.8) million was attributable to lower costs as a result of the previously mentioned reduced VAR sales.
      On a per surcharge-bearing transaction basis, merchant fees increased approximately 25.6%, from $0.78 in 2003 to $0.98 in 2004. This was primarily the result of a shift in the mix of ATMs we operate to more merchant-owned arrangements as a result of the E*Trade Access ATM portfolio acquisition, as previously discussed. The other components of cost of ATM operating revenues increased on a per surcharge-bearing transaction basis largely as a result of the increase in the proportion of our ATMs operated under company-owned arrangements, where we retain almost total operational responsibility of the ATMs. However, such increases were partially offset by more favorable pricing from our vendors as a result of our increased size.
      Gross profit represented approximately 21.1% of total revenues for 2004, compared to approximately 20.1% for 2003. Gross profit as a percentage of total revenues increased slightly due to reductions in certain operating costs as a result of our increased size and scope and our move towards higher-margin company-owned ATM arrangements. Additionally, the reduction in VAR sales as a percentage of total revenues in 2004, which operate with lower gross margins, also contributed to the year-over-year increase.

Selling, General and Administrative Expenses

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Selling, general and administrative expense	$13,571	$7,229	87.7%
Percentage of revenues	7.0%	6.5%
      As indicated in the table above, selling, general and administrative expenses increased 87.7% in 2004 when compared to 2003. Such increase was attributable to a number of items, including (1) approximately $1.8 million in costs associated with our terminated initial public offering in 2004, (2) approximately $2.8 million in compensation related costs associated with a restricted stock grant made to our chief executive officer in 2004, including a related bonus to cover the tax liability associated with such grant, and (3) incremental headcount costs associated with the increased size and scope of our operations.

Depreciation and Accretion Expense

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Depreciation and accretion expense	$6,785	$3,632	86.8%
Percentage of revenues	3.5%	3.3%
      As indicated in the table above, depreciation of property and equipment increased approximately 86.8% in 2004 when compared to 2003. Such increase was primarily due to capital expenditures associated with the aforementioned acquisitions, increases in ATMs deployed through internal growth initiatives, and the replacement of ATMs under expired operating leases.

Amortization Expense

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Amortization expense	$5,508	$3,842	43.4%
Percentage of revenues	2.9%	3.5%
      As indicated in the table above, amortization of intangible assets increased by approximately 43.4% in 2004 when compared to 2003. Such increase was almost entirely due to an increase in overall intangible assets (primarily merchant contracts) as a result of our aforementioned acquisitions.

Interest Expense

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Interest expense	$7,050	$3,346	110.7%
Percentage of revenues	3.7%	3.0%
      As indicated in the table above, interest expense increased 110.7% in 2004 when compared to 2003. Such increase was primarily attributable to the additional borrowings under our bank credit facilities as a result of the E*TRADE Access ATM portfolio acquisition in June 2004, and the write-off of previously deferred financing costs of approximately $0.8 million as a result of the amendment of our bank credit facilities. Additionally, we incurred approximately $1.7 million in fees that were expensed immediately as interest expense as part of the refinancing.

Income Tax Provision

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Income tax provision	$2,956	$1,511	95.6%
Effective tax rate	39.1%	36.9%
      As indicated in the table above, our income tax provision increased by approximately 95.6% in 2004 when compared to 2003. Such increase was essentially due to a corresponding increase in income over the same period. The increase in our effective tax rate from 36.9% in 2003 to 39.1% in 2004 was due primarily to higher estimated state tax rates.

Cumulative Effect of Change in Accounting Principle (Net)
      For 2004, our cumulative effect of change in accounting principle was $0, compared to $0.1 million in 2003. There were no new accounting pronouncements adopted during 2004 that would require a cumulative effect change computation. In 2003, the adoption of SFAS 143 resulted in the aforementioned charge.

Years Ended December 31, 2003 (2003) and December 31, 2002 (2002)

Revenues

	Years Ended
	December 31,

	2003	2002	% Change

	(in thousands)
ATM operating revenues	$101,950	$59,183	72.3%
ATM product sales and other revenues	8,493	9,603	(11.6)%

Total revenues	$110,443	$68,786	60.6%

      As indicated in the table above, total revenues increased approximately 60.6% in 2003 when compared to 2002. ATM operating revenues, the largest component of total revenues, increased 72.3% in 2003 and accounted for approximately 92.3% of our total revenues in 2003, compared to approximately 86.0% in 2002. In 2003, surcharge and interchange fees accounted for approximately 97.1% of our ATM operating revenues, compared to approximately 97.4% in 2002. The remaining portion of ATM operating revenues is comprised of branding revenues, which accounted for approximately 1.1% of our ATM operating revenues in 2003, and revenues from a variety of individually insignificant sources that together accounted for approximately 1.8% of our ATM operating revenues in 2003. The year-over-year growth in ATM operating revenues was primarily due to increased ATM transaction volumes and ATM service revenues associated with several acquired ATM networks, including Diebold (September 2002), XtraCash (February 2003), National Bank Equipment (May 2003), and American Express (August 2003). Additionally, the award of a new contract by ExxonMobil (May 2003) also contributed to the year-over-year growth.
      ATM product sales and other revenues decreased 11.6% in 2003 when compared to 2002, and represented approximately 7.7% of our total revenues in 2003 versus 14.0% in 2002. The year-over-year decrease was primarily the result of a decrease in the number of associate VARs to whom we sold products. This reduction in the number of associate VARs resulted from several factors, including the promotion by NCR of several associate VARs to master VAR status, meaning those entities no longer needed to buy products through us because they could buy directly from NCR, the increased sales efforts of these new master VARs directed at some of our existing associate VARs, and our decision to cease doing business with some of our associate VARs due to credit concerns.
      Surcharge-bearing transactions increased approximately 68.3% to 48.8 million transactions in 2003, from 29.0 million transactions in 2002. This growth in transaction volume was driven largely by an approximately 45% increase in the number of ATMs that we owned or operated at year-end 2003 when compared to 2002. While surcharge revenue and interchange revenue per transaction remained relatively unchanged from 2002 to 2003, surcharge-bearing transactions per ATM increased with the increase in the number and percentage of ATMs we operate under company-owned arrangements. ATMs added through acquisitions and internal growth included 2,993 under company-owned arrangements and 730 under merchant-owned arrangements.

Cost of Revenues and Gross Margins

	Year Ended
	December 31,

	2003	2002	% Change

	(in thousands)
Cost of ATM operating revenues	$80,286	$49,134	63.4%
Cost of ATM product sales and other revenues	7,903	8,984	(12.0)%

Total cost of revenues	$88,189	$58,118	51.7%

ATM operating revenues gross margin	21.2%	17.0%
ATM product sales and other revenues gross margin	6.9%	6.4%
Total gross margin	20.1%	15.5%

      As indicated in the table above, total cost of revenues increased by approximately 51.7% in 2003 when compared to 2002. The primary driver of this increase was a 63.4% year-over-year increase in the cost of ATM operating revenues. In 2003, the largest component of cost of ATM operating revenues, merchant fees, increased $9.7 million, or approximately 34.3%, to $38.0 million, from $28.3 million for 2002, and accounted for approximately 47.3% of total cost of ATM operating revenues. Such increase was the result of the merchant fees paid with respect to the 3,723 additional ATMs we operated in 2003 compared to 2002. Two other primary components of the cost of ATM operating revenues, cost of cash and armored courier fees, increased $5.5 million, or approximately 93.2%, to $11.4 million for 2003, from $5.9 million for 2002, and accounted for approximately 14.2% of total cost of ATM operating revenues. On an absolute basis, this increase primarily resulted from the increase in the number of ATMs we operated. Of the $30.1 million increase in total costs of revenues, $19.8 million was attributable to new network acquisitions, $2.2 million was attributable to the new ExxonMobil contract and $8.1 million was attributable to other internal growth and the effect of a full year’s results and growth from prior year acquisitions. The cost of ATM product sales and other revenues decreased 12.0% year-over-year primarily due to a decrease in equipment sales, as we placed less emphasis on such sales during 2003.
      On a per surcharge-bearing transaction basis, merchant fees decreased approximately 20.4%, from $0.98 in 2002 to $0.78 in 2003. This was primarily the result of a shift in the mix of ATMs we operate to more company-owned arrangements, in which merchant fees are typically lower than under merchant-owned arrangements. The other components of cost of ATM operating revenues increased on a per surcharge-bearing transaction basis largely as a result of the increase in the proportion of our ATMs operated under company-owned arrangements, where we retain almost total operational responsibility. These increases were partially offset by more favorable pricing from our vendors as a result of our increased size.
      Gross profit represented approximately 20.1% of total revenues for 2003, compared to approximately 15.5% for 2002. Gross profit as a percentage of total revenues increased primarily due to higher margins from acquired company-owned ATMs and negotiated reductions in operating costs due to our increased size and scope.

Selling, General and Administrative Expenses

	Years Ended
	December 31,

	2003	2002	% Change

	(in thousands)
Selling, general and administrative expense	$7,229	$6,142	17.7%
Percentage of revenues	6.5%	8.9%
      As indicated in the table above, selling, general and administrative expenses increased approximately 17.7% in 2003 when compared to 2002. Such increase was primarily due to the addition of employees and related expenses necessary to support our growth. Although we have historically added very few employees in connection with our acquisitions of ATM networks, the overall growth in the size and scope of our operations over the last several years has required us to add some additional personnel. The increase in selling, general and administrative expenses in 2003 primarily reflects the addition of our new chief executive officer, the transition period of four and a half months where the new and old chief executive officers overlapped, and expenses related to stock compensation awards made in connection with his hiring.

Depreciation and Accretion Expense

	Years Ended
	December 31,

	2003	2002	% Change

	(in thousands)
Depreciation and accretion expense	$3,632	$1,650	120.1%
Percentage of revenues	3.3%	2.4%

      As indicated in the table above, depreciation of property and equipment increased approximately 120.1% in 2003 when compared to 2002. Such increase was primarily due to capital expenditures associated with our acquisition of several ATM networks, increases in ATMs deployed through internal growth initiatives, the replacement of ATMs under expired operating leases and the increase in the proportion of our ATMs operated under company-owned arrangements as compared to merchant-owned arrangements. In 2003, we also began recognizing an accretion expense to offset the increasing value of the liability associated with expected future cash outflows for expected equipment de-installations, as required by SFAS 143.

Amortization Expense

	Years Ended
	December 31,

	2003	2002	% Change

	(in thousands)
Amortization expense	$3,842	$1,641	134.1%
Percentage of revenues	3.5%	2.4%
      As indicated in the table above, amortization of intangible assets increased approximately 134.1% in 2003 when compared to 2002. Such increase was almost entirely due to an increase in overall intangible assets (primarily merchant contracts) as a result of our aforementioned acquisitions.

Interest Expense

	Years Ended
	December 31,

	2003	2002	% Change

	(in thousands)
Interest expense	$3,346	$881	279.8%
Percentage of revenues	3.0%	1.3%
      As indicated in the table above, interest expense increased approximately 279.8% in 2003 when compared to 2002. Such increase was attributable to additional outstanding amounts under our prior bank credit facility. In addition, a significant portion of the increase was related to the write-off of prior loan origination costs in conjunction with negotiated increases in our borrowing base in 2003.

Income Tax Provision

	Years Ended
	December 31,

	2003	2002	% Change

	(in thousands)
Income tax provision	$1,511	$154	881.2%
Effective tax rate	36.9%	52.0%
      As indicated in the table above, our income tax provision increased by approximately 881.2% in 2003 when compared to 2002. Such increase was essentially due to a corresponding increase in income over the same period. The higher effective tax rate in 2002 was primarily due to higher state income taxes relative to our federal income tax obligation during the period.

Cumulative Effect of Change in Accounting Principle (Net)
      For 2003, our cumulative effect of change in accounting principle was $0.1 million, compared to $0 in 2002. This increase resulted from the adoption of SFAS 143 as of January 1, 2003, as previously discussed.

Liquidity and Capital Resources
      We have historically funded our operations primarily through cash flow from operations and borrowings under our credit facilities as well as private placements of equity securities. We have historically used cash to invest in additional operating ATMs, either through the acquisition of ATM networks or through internally generated growth. We have also used cash to fund increases in working capital and to pay interest and repay principal, on our borrowings.
      At September 30, 2005, we had approximately $2.5 million in cash and cash equivalents on hand and approximately $243.6 million in outstanding long-term debt and notes payable, including the current portion related thereto. The following table sets forth information from our statements of cash flows for the years ended December 31, 2004, 2003 and 2002 and the nine months ended September 30, 2005 (in thousands):

	Years Ended December 31,			Nine Months
				Ended
	2004	2003	2002	September 30, 2005

				(unaudited)
Net cash provided by operating activities	$20,466	$21,629	$4,491	$32,751
Net cash used in investing activities	(118,926)	(29,663)	(15,023)	(133,344)
Net cash provided by financing activities	94,318	10,404	10,741	101,833
      Net cash provided by operating activities was $32.8 million for the nine months ended September 30, 2005, and $20.5 million for the year ended December 31, 2004. The increase during year-to-date period in 2005 is primarily attributable to the acquisition of the E*TRADE Access ATM portfolio in June 2004 and, to a lesser extent, the acquisitions consummated during the first nine months of 2005. Net cash provided by operating activities was $21.6 million for the year ended December 31, 2003, and $4.5 million for the year ended December 31, 2002, again reflecting the growth in our ATM portfolio resulting from the acquisitions consummated during 2003.
      Our surcharge and interchange revenues are typically collected in cash on a daily basis or within a very short period of time subsequent to the end of each month. We typically pay our vendors, including certain of our merchant customers, within 30 days subsequent to the end of each month. Accordingly, we will typically utilize the excess cash flow generated from such timing differences to fund our capital expenditure needs or to repay amounts outstanding under our revolving line of credit agreement (which is reflected as a long-term liability in the accompanying consolidated balance sheets). We will therefore typically reflect net working capital deficit positions and minimal book cash balances in our financial statements as a result of these cash flow timing differences, and consider such occurrences to be a normal part of our ongoing operations.
      Net cash used in investing activities totaled $133.3 million for the nine months ended September 30, 2005, $118.9 million in 2004, $29.7 million in 2003, and $15.0 million in 2002. During these periods, a majority of the cash used in investing activities was utilized to fund the acquisition of a number of ATM portfolios and businesses, including the E*TRADE Access ATM portfolio in 2004 and the Bank Machine acquisition in 2005. Additionally, such cash was utilized to make capital expenditures related to such acquisitions, to install additional ATMs in connection with acquired merchant relationships, and to deploy ATMs in additional locations of merchants with which we had existing relationships. Total capital expenditures were $27.5 million for the nine months ended September 30, 2005, $19.7 million for the year ended December 31, 2004, $7.3 million for 2003 and $2.3 million for 2002. We currently have no material purchase commitments, but we continually evaluate opportunities to acquire additional ATM networks.
      In future periods, we expect to make capital expenditures to upgrade our ATMs to be both Encrypting PIN Pad (“EPP”) and Triple DES compliant. We have budgeted approximately $10.5 million to accomplish these upgrades on all of our ATMs by the end of 2007. Of this total, we spent approximately $0.1 million during the remaining three months of 2005, and anticipate spending $1.4 million in 2006 and $9.0 million in 2007. We believe this time frame will be acceptable to the major processing networks. However, if we must accelerate our upgrade schedule, we would also be required to significantly accelerate our capital expenditures with respect to these upgrades.

      In addition to the above, we may be required to make additional capital expenditures in future periods to comply with anticipated new regulations resulting from the Americans with Disabilities Act (“ADA”). Furthermore, in connection with our E*TRADE Access portfolio acquisition, we assumed responsibility for the outcome of a lawsuit instituted in Massachusetts Federal District Court by the National Foundation for the Blind and the Commonwealth of Massachusetts. In this lawsuit, the plaintiffs initially sought to require E*TRADE Access to make all of the ATMs in its network “voice-enabled,” or capable of providing audible instructions to a visually-impaired person upon that person inserting a headset plug into an outlet at the ATM. We acknowledge that recently proposed accessibility guidelines under the ADA would require “voice-enabling” technology for newly installed ATMs and for ATMs that are otherwise retrofitted or substantially modified. However, these new rules have not yet been adopted by the Department of Justice. Assuming the proposed guidelines will be adopted in substantially their current form, we currently estimate that we would incur approximately $2.7 million in capital expenditures over the next three years to retrofit all of our company-owned ATMs. “Business — Legal Proceedings.”
      Net cash provided by financing activities was $101.9 million for the nine months ended September 30, 2005, $94.3 million for year ended December 31, 2004, $10.4 million for 2003, and $10.7 million for 2002. For all periods presented, substantially all of the cash provided by financing activities resulted from our issuances of additional long-term debt, offset, in each period, by our repayments of other long-term debt and capital leases. Such borrowings were primarily made in connection with the previously discussed ATM portfolio acquisitions, including the Bank Machine acquisition in 2005 and the E*TRADE Access acquisition in 2004. Additionally, during the nine months ended September 30, 2005, we issued $75.0 million worth of Series B preferred stock to a new investor, TA Associates. The net proceeds from such offering were utilized to redeem our existing Series A preferred stock, including all accrued and unpaid dividends related thereto, and to redeem approximately 24% of our outstanding common stock.
      As of September 30, 2005, we had approximately $243.6 million in outstanding long-term debt and current notes payable, which was comprised of (i) approximately $198.6 million (net of discount of $1.4 million) of senior subordinated notes due August 2013, (ii) approximately $41.8 million in borrowings under our existing revolving and swing line credit facilities, and (iii) approximately $3.2 million in notes payable due to certain former shareholders of Bank Machine. There are no principal payments required under the senior subordinated notes until the notes mature in August 2013. Interest payments associated with the senior subordinated notes will total $18.5 million on an annual basis, and are due in semi-annual installments of $9.25 million in February and August of each year. Amounts outstanding under the revolving credit facility are not due until the facility’s maturity date in May 2010. Interest payments associated with such borrowings are due monthly, quarterly or annually, depending on the types of borrowings made under the facility. The $3.2 million in notes payable represent notes that were issued to certain former shareholders of Bank Machine as part of that acquisition in May 2005. Such notes, which mature in 2008, may be repaid in part or in whole at any time at the option of each individual note holder beginning in November 2005. We have set aside an amount of cash to repay the notes in total, including any accrued interest related thereto, as the amounts come due. Such cash is reflected as “Restricted cash, short-term” in the accompanying condensed consolidated balance sheet included elsewhere in this registration statement.
      We believe that our cash on hand and our current bank credit facilities will be sufficient to meet our working capital requirements and contractual commitments for the next 12 months. We expect to fund our working capital needs from revenues generated from our operations and borrowings under our revolving line of credit, to the extent needed. However, although we believe that we have sufficient flexibility under our current revolving credit facility to pursue and finance our expansion plans, such facility does contain certain covenants, including covenants related to limitations on capital expenditures and on the ratio of outstanding debt to EBITDA (as defined in the facility), that could preclude us from drawing down the full amount currently available for borrowing under such facility. Accordingly, if we expand faster than planned, need to respond to competitive pressures, or acquire additional ATM networks, we may be required to seek additional sources of financing. Such sources may come through the sale of equity or debt securities. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If future financing sources are not available or are not available on acceptable terms, we may not be able to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities, or remaining competitive in our industry.

Our Bank Credit Facilities
      On May 17, 2005, in connection with the acquisition of Bank Machine, we replaced our existing bank credit facility with new facilities provided by BNP Paribas and Bank of America, N.A. Such facilities were comprised of (i) a revolving credit facility of up to $100.0 million, (ii) a first lien term facility of up to $125.0 million, and (iii) and a second lien term facility of up to $75.0 million. Borrowings under the facilities were utilized to repay our existing bank credit facility in full and to fund the acquisition of Bank Machine. As of September 30, 2005, the first and second lien term facilities were fully repaid, as discussed below, and approximately $41.8 million was outstanding under the new revolving credit facility.
      On August 12, 2005, we sold $200.0 million in senior subordinated notes pursuant to Rule 144A of the Securities Act of 1933, and utilized the net proceeds from such offering, along with approximately $7.1 million in borrowings under our new revolving credit facility, to repay all of the outstanding borrowings under our recently executed first and second lien term loan facilities, including all accrued and unpaid interested related thereto. Additionally, the revolving credit facility was increased to a maximum borrowing capacity of $150.0 million immediately following this transaction. However, such capacity is limited in practice by certain financial covenants contained in the facility. As of September 30, 2005, we had approximately $41.8 million outstanding under the facility, and the ability to borrow an additional $37.1 million based on the covenants contained in such facility. Any amounts drawn under such facility are not due until the facility’s maturity date in May 2010.
      Borrowings under our new bank credit facility bear interest at a variable rate based upon LIBOR or prime rate, at our option. At September 30, 2005, the weighted average interest rate on our outstanding facility borrowings was approximately 6.8%. Borrowings are secured by a lien on substantially all of our domestic subsidiaries’ assets (excluding equity interests in foreign subsidiaries). The borrowings are also secured by the equity interests in our direct foreign subsidiaries and the direct subsidiaries of our domestic subsidiaries (limited to 66% of the voting interests in the direct foreign subsidiaries and 100% of the non-voting interests in such direct foreign subsidiaries), and contain customary covenants and events of default.
      In addition to the above domestic credit facility, Bank Machine has a £2.0 million unsecured overdraft and borrowing facility that expires in July 2006. Such facility, which bears interest at 1.75% over the bank’s base rate (currently 4.50%), will be utilized for general corporate purposes for our United Kingdom operations. No borrowings were outstanding under such facility as of September 30, 2005. However, on September 22, 2005, Bank Machine posted a £275,000 bond under such facility, and in return received the same amount in cash back from the bank. Such cash amount was previously held by the bank as collateral for one of Bank Machine’s existing vault cash programs. The outstanding bond is akin to a letter of credit, and as such, reduces the amount available for future borrowings under the facility to £1.725 million.
Tabular Disclosure of Contractual Obligations
      The following table and discussion reflect our significant contractual obligations and other commercial commitments as of September 30, 2005:

Contractual Obligations	Total	2005	2006	2007	2008	2009	Thereafter

	(in thousands)
Long-term debt(a)(b)	$241,800	$—	$—	$—	$—	$—	$241,800
Notes payable	3,146	—	3,146	—	—	—	—
Operating lease obligations	5,461	950	2,742	893	391	364	121
Merchant space lease obligations	13,518	1,126	4,376	3,453	3,242	982	339

Total contractual obligations	$263,925	$2,076	$10,264	$4,346	$3,633	$1,346	$242,260

(a)	Includes the face value of our senior subordinate notes of $200.0 million, which is reflected net of unamortized discount of approximately $1.4 million in our consolidated financial statements included elsewhere in this registration statement.

(b)	Amount does not include any related interest payments associated with such borrowing.
     In May 2005, we issued certain guaranteed notes payable to a number of former Bank Machine shareholders as part of that acquisition. Such notes totaled approximately $3.2 million as of September 30, 2005, and are reflected in the table above as “Notes payable”. Although the notes contractually mature in May 2008, they may be repaid in part or in whole at any time at the option of each individual note holder beginning in November 2005. At this point, we anticipate that such notes will be repaid in full during 2006. We have set aside an amount of cash to serve as collateral for the guarantee and to repay the notes in total, including any accrued interest related thereto, as the amounts come due. Such restricted cash balance is currently reflected in the “Restricted cash, short-term” line item in our consolidated balance sheet included elsewhere in this registration statement.
      The Company is subject to various legal proceedings and claims arising in the ordinary course of business, including certain proceedings which were previously associated with the acquired E*TRADE ATM portfolio. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.
Effects of Inflation
      Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation. Our non-monetary assets, consisting primarily of tangible and intangible assets, are not affected by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and telecommunications, which may not be readily recoverable in the price of services offered by us.
Disclosure About Market Risk

Interest Rate Risk
      Our interest expense and our cash rental expense are sensitive to changes in the general level of interest rates in the United States and the United Kingdom, particularly because a substantial portion of our indebtedness accrues interest at floating rates and our ATM cash rental expense is based on market rates of interest. Our outstanding vault cash, which represents the cash we rent and place in our ATMs in cases where the merchant does not provide the cash, totaled approximately $389.4 million in the United States and approximately $45.3 million in the United Kingdom as of September 30, 2005. We pay a monthly fee on the average amount outstanding to our primary vault cash providers in the United States and the United Kingdom under a formula based on the London Interbank Offered Rate, or LIBOR.
      We have entered into a number of interest rate swaps to fix the rate of interest we pay on $300.0 million of our current and anticipated outstanding domestic vault cash balances through December 31, 2008, $200.0 million through December 31, 2009, and $100.0 million through December 31, 2010. We have not currently entered into any derivative financial instruments to hedge our variable interest rate exposure in the

United Kingdom. The effect of the domestic swaps mentioned above was to fix the interest rate paid on the following notional amounts for the periods identified (in thousands):

Notional	Weighted Average
Amount	Fixed Rate	Period

$200,000	3.19%	Through September 30, 2005
$300,000	3.57%	October 1, 2005 — December 31, 2005
$300,000	3.63%	January 1, 2006 — December 31, 2006
$300,000	3.86%	January 1, 2007 — December 31, 2007
$300,000	4.35%	January 1, 2008 — December 31, 2008
$200,000	4.36%	January 1, 2009 — December 31, 2009
$100,000	4.34%	January 1, 2010 — December 31, 2010
      Net amounts paid or received under such swaps are recorded as adjustments to our cost of ATM revenues in the accompanying condensed consolidated statements of operations. During the nine months ended September 30, 2005, there were no gains or losses recorded in the condensed consolidated statement of operations as a result of any ineffectiveness associated with our existing interest rate swaps.
      Our existing interest rate swaps have been classified as cash flow hedges pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, changes in the fair values of such swaps have been reported in accumulated other comprehensive income in the accompanying condensed consolidated balance sheet. As of September 30, 2005, the accumulated unrealized gain on such swaps totaled approximately $4.0 million, net of tax.
      Based on the $389.4 million in vault cash outstanding in the United States as of September 30, 2005, and assuming no benefits from the existing interest rate hedges that are currently in place, for every interest rate increase of 100 basis points, we would incur an additional $3.9 million of vault cash rental expense on an annualized basis. Factoring in the $300.0 million in interest rate swaps discussed above, for every interest rate increase of 100 basis points, we would incur an additional $0.9 million of vault cash rental expense on an annualized basis. Based on the $45.3 million in vault cash outstanding in the United Kingdom as of September 30, 2005, for every interest rate increase of 100 basis points, we would incur an additional $0.5 million of vault cash rental expense on an annualized basis.
      In addition to the above, we are exposed to variable interest rate risk on borrowings under our domestic revolving credit facility. Based on the $41.8 million in floating rate debt outstanding under such facility as of September 30, 2005, for every interest rate increase of 100 basis points, we would incur an additional $0.4 million of interest expense. Recent upward pressure on short-term interest rates in the United States has resulted in slight increases in our interest expense under our bank credit facilities and our vault cash rental expense. Although we currently hedge a substantial portion of our vault cash interest rate risk over the next five years, as noted above, we may not be able to enter into similar arrangements for similar amounts in the future. Any significant increase in interest rates in the future could have an adverse impact on our business, financial condition and results of operations by increasing our operating costs and expenses.
      We intend to continue to review economic and market conditions on a regular basis and may enter into additional interest rate swap agreements from time to time.

Foreign Currency Exchange Risk
      Due to our recent acquisition of Bank Machine, we are exposed to market risk from changes in foreign currency exchange rates, specifically with changes in the U.S. Dollar relative to the British Pound. Our United Kingdom subsidiaries are consolidated into our financial results and are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Furthermore, we are required to translate Bank Machine’s financial condition and results of operations from British Pounds into U.S. Dollars, with any corresponding translation gains or losses being recorded in other comprehensive income or loss in our consolidated financial statements. As of September 30, 2005, such translation losses totaled approximately $3.9 million.
      Our future results could be materially impacted by changes in the value of the British Pound relative to the U.S. Dollar. At this time, we have not deemed it to be cost effective to engage in a program of hedging the effect of foreign currency fluctuations on our operating results using derivative financial instruments. A sensitivity analysis indicates that, if the U.S. dollar uniformly strengthened or weakened 10% against the British Pound, the effect upon Bank Machine’s operating income for the three months ended September 30, 2005 would have been an unfavorable or favorable adjustment, respectively, of approximately $0.1 million.
      We do not hold derivative commodity instruments and all of our cash and cash equivalents are held in money market and checking funds.
New Accounting Standards
      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or SFAS 150. SFAS 150 requires that mandatorily redeemable financial instruments issued in the form of shares be classified as liabilities, and specifies certain measurement and disclosure requirements for such instruments. The provisions of SFAS 150 were effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have an impact on our financial statements.
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, a revision of SFAS No. 123. SFAS 123R eliminates the intrinsic value method of accounting for stock-based compensation, as currently allowed under APB Opinion No. 25, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value of such awards on their grant date (with limited exceptions). Because we have historically utilized the minimum value method of measuring equity share option values for pro forma disclosure purposes under SFAS 123, we will adopt the provisions of SFAS 123R effective January 1, 2006 using the prospective transition method. Accordingly, we will recognize compensation expense for all new awards that are granted and existing awards that are modified subsequent to December 31, 2005. For those awards issued and still outstanding prior to December 31, 2005, we will continue to account for such awards pursuant to APB Opinion No. 25 and its related interpretive guidance.
      We estimate that the effect on net income and earnings per share in the periods following adoption of SFAS 123R will be consistent with the pro forma disclosures under SFAS 123, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS 123R. Additionally, the actual effect on net income and earnings per share will vary depending upon the number of options granted subsequent to December 31, 2005, as compared to prior years. Further, we have not yet determined the actual model that will be used to calculate the fair value of awards under SFAS 123R.

THE ATM INDUSTRY
History of the ATM Industry
      The first ATMs in the United States were installed in the early 1970s and by 1980 approximately 18,500 ATMs were in use throughout the nation. These ATMs initially were located at financial institution branches. As of September 2005, there were estimated to be approximately 396,000 ATMs in the United States, the majority of which were located at non-bank locations according to ATM&Debit News. A non-bank is a company that is not a federal or state chartered bank, savings and loan, credit union or other financial institution.
      Early in the development of the ATM industry, regional and national electronic authorization data networks, or EFT networks, connected ATMs to financial institutions that were members of a particular EFT network. Regional EFT networks in different parts of the United States were not electronically connected to each other. For example, customers of a bank in New York could not travel to Los Angeles and access their cash at an ATM because the networks serving New York and Los Angeles were not connected. During the 1990s, many regional EFT networks merged or entered into reciprocal processing agreements with other networks, which helped to increase ATM usage and spur consumer demand for ATM services.
      Although ATMs were originally located only at financial institution branches, they soon began to appear in a variety of off-premise locations, such as convenience stores, supermarkets, drug stores, shopping malls, hotels and airports. Deployment of off-premise ATMs, however, was impeded by the prevailing strategy among financial institutions not to charge their cardholders surcharge fees for the convenience of accessing their financial institution accounts at non-financial institution locations. Until 1996, most EFT networks did not allow surcharge fees for ATM transactions that were routed over their networks. However, beginning in that year, the two largest EFT networks, Cirrus and Plus, began to allow surcharge fees and other networks followed. Surcharging revenue made the deployment of off-premise ATMs economically feasible and attractive for non-financial institutions. Following this shift, the number of off-premise ATMs in the United States grew at a rapid pace.
A Typical ATM Transaction
      A typical ATM transaction involves the withdrawal of cash from an ATM. The cardholder presents an ATM card, issued by his or her financial institution, at an ATM that may or may not be owned by the same financial institution. The cardholder then enters a personal identification number, or PIN, to verify identity, the cardholder’s account is checked for adequate funds and, if everything is satisfactory, cash is dispensed. All of these communications are routed across one or more EFT networks that electronically connect ATMs and financial institutions and allow transactions to appear seamless and nearly instantaneous.
      When a cardholder withdraws cash from an ATM that is not owned by the cardholder’s financial institution, there are two charges applied. The first charge is the surcharge fee paid by the cardholder for using the ATM. The second charge is an interchange fee that the EFT network charges the cardholder’s financial institution for routing a transaction over its network. This fee is divided between the EFT network routing the transaction and the ATM operator. Often, the cardholder’s financial institution also charges the cardholder a fee called a foreign fee for using an ATM not owned by that financial institution. This charge helps the financial institution defray the cost of the interchange fee it pays.
Developing Trends in the ATM Industry
      International Opportunities. In many regions of the world, ATMs are less common than in the U.S. We believe the ATM industry will grow faster in international markets than in the U.S., as the number of ATMs per capita in those markets approaches the U.S. levels. We believe some of these markets (such as the United Kingdom where we recently completed our Bank Machine acquisition) may provide attractive expansion opportunities for us.

      The United Kingdom is the third largest ATM market in Europe, after Germany and Spain. Until the late 1990s, most U.K. ATMs were installed at bank and building society branches. Non-bank operators began to deploy ATMs in the United Kingdom in December 1998 when LINK (which connects together the ATM networks of all U.K. ATM operators) allowed them entry into its network via arrangements between non-bank operators and U.K. financial institutions. We believe that non-bank ATM operators have benefited in recent years from customer demand for more conveniently located cash machines, the emergence of internet banking with no established point of presence and the closure of bank branches due to consolidation. According to APACS 2005, a total of approximately 54,400 ATMs were deployed in the United Kingdom as of December 2004, of which approximately 21,800 were operated by non-banks. This has grown from approximately 36,700 in 2001, with less than 7,000 operated by non-banks.
      Bank and Network Branding Opportunities. Our primary assets are our contracts with merchants that allow us to operate ATMs in 26,000 retail locations, many of which are on prime, high-traffic real estate. Many U.S. banks serving the market for consumer banking services are aggressively competing for market share, and part of their competitive strategy is to increase their number of customer touch points and to make themselves more convenient to their customers. We believe that a large owned-ATM network would be a key strategic asset for a bank, but we also believe it would be uneconomical for all but the very largest banks to build and operate an extensive ATM network, and even the largest banks do not operate nationwide ATM networks. We believe that these factors, when combined, create significant revenue and profit opportunities for us.

•	Bank branding is a scenario in which ATMs owned and operated by us are branded, signed, and operated as if they were owned by the branding bank, and customers of the branding bank can use those machines without paying a surcharge. The bank pays us a monthly per-machine fee for such branding. Although we forego the surcharge fee on ATM transactions by the branding banks’ customers, we continue to earn interchange fees on those transactions and the monthly branding fee, and typically enjoy an increase in surchargable transactions from users who are not customers of the branding bank. We believe that a branding arrangement can substantially increase the profitability of an ATM versus operating the same machine in an unbranded mode.

•	Network branding is an arrangement where a bank’s customers are allowed to use our nationwide ATM network on a surcharge-free basis. Each bank pays a fee to the network, and we in turn receive a large portion of that fee. Although we forego surcharge revenue on those transactions, we do earn interchange revenues in addition to network branding revenues, and believe that many of these transactions are incremental. Consequently, we believe that branding arrangements can enable us to profitably operate in the significant portion of the ATM transaction market that does not involve a surcharge.
      Bank and Other Financial Institution Outsourcing Opportunities. Our industry experience, vendor relationships and economy of scale advantages provide us with the opportunity to offer outsourced ATM services to banks and other financial institutions. Today, many banks and other financial institutions own significant networks of ATMs that serve as extensions of their branch networks and increase the level of service offered to their customers. Large ATM networks, however, are costly to operate and typically do not provide significant revenue for banks and other financial institutions. Large banks and other financial institutions typically incur a monthly operating expense of approximately $1,500 per off-premise ATM. On average, large non-bank ATM operators are able to operate off-premise ATMs at an approximate cost of $1,000 per month. We believe there is an opportunity for large non-bank ATM operators with low costs and an established operating history to contract with financial institutions to manage their ATM networks. Such an outsourcing arrangement could reduce a financial institution’s operational costs while extending their customer service.

BUSINESS
Company Overview
      We operate the largest network of ATMs in the United States and we are a leading ATM operator in the United Kingdom. As of September 30, 2005, our network included approximately 26,400 ATMs. For the year ended December 31, 2004, and pro forma for our E*TRADE Access and Bank Machine acquisitions, our ATMs dispensed over $9.1 billion in cash and processed more than 161.4 million transactions. We deploy and operate ATMs under two distinct arrangements with our merchant partners: company-owned and merchant-owned. Under company-owned arrangements, we provide the ATM and are typically responsible for all aspects of its operation, including procuring cash, supplies and telecommunications as well as routine and technical maintenance. Under merchant-owned arrangements, the merchant owns the ATM and is responsible for providing cash and performing simple maintenance tasks, while we provide more complex maintenance services, transaction processing and connection to electronic funds transfer networks. As of September 30, 2005, approximately 44% of our ATMs were company-owned and 56% were merchant-owned. Because our margins are significantly higher on our company-owned machines as a result of the value of the breadth of services we provide, our internal and acquisition growth strategy will focus on increasing the number of company-owned ATMs in our network.
      Our domestic ATM network is strengthened by contractual relationships with leading retail merchants in a variety of businesses. Amerada Hess, BP Amoco, Chevron, Circle K, Costco, CVS Pharmacy, Duane Reade, ExxonMobil, Mills Malls, Sunoco, Target and Walgreens are among our largest domestic merchants in terms of our revenues. Alfred Jones, Co-Op, Mitchells & Butlers, the U.K. Post Office, Tates and Tesco are among our largest United Kingdom merchants in terms of our revenues. Our merchant customers operate high consumer traffic locations, such as convenience stores, supermarkets, membership warehouses, drug stores, shopping malls and airports. Our merchant relationships are typically governed by multi-year contracts with initial terms of five years or more. On a pro forma basis for the year ended December 31, 2004, we generated $278.4 million of revenues and $2.3 million of net income.
      Our revenue is recurring in nature and is primarily derived from ATM surcharge fees paid by cardholders and interchange fees paid by their banks and other financial institutions. We generate additional revenue by branding our ATMs with signage from banks and other financial institutions, resulting in added convenience for their customers and increased usage of our ATMs. We typically provide our merchant customers with all of the services required to operate an ATM, which include transaction processing, cash management, maintenance and monitoring. We believe that we are among the low-cost providers in our industry due primarily to our substantial network of ATMs, which provides us significant scale advantages. Our focus on customer service, together with our experience and scale, has contributed to strong relationships with leading national and regional merchants in the United States and we expect to develop the same strong relationships in the United Kingdom.
      Since May 2001, we have acquired 12 networks of ATMs, increasing the number of ATMs we operate from approximately 4,100 to approximately 26,400 as of September 30, 2005. On June 30, 2004, we acquired the ATM business of E*TRADE Access, adding approximately 13,155 ATMs to our network, and on May 17, 2005, we acquired Bank Machine, which expanded our operations to the United Kingdom and added approximately 1,000 ATMs to our network. From 2001 to 2004, the total number of annual transactions processed within our network increased from approximately 19.9 million to approximately 111.6 million.
Our Market Opportunity
      The ATM industry has undergone significant expansion in recent years, largely from growth in the number of ATMs installed as off-premise ATMs. The number of off-premise ATMs in the United States outnumbered banking branches by nearly three to one as of December 2004. Off-premise ATMs are found at locations such as convenience stores, supermarkets, membership warehouses, drug stores, shopping malls, hotels and airports. These locations offer a convenient alternative to obtaining cash from bank tellers or drive-through facilities. Both merchants and their customers benefit from the presence of an ATM in a store.

Merchants benefit from increased consumer traffic, reduced check-writing and credit card processing fees and merchant fees received from us, while cardholders benefit from increased access to their cash.
      We believe significant growth opportunities exist for the leaders in the ATM industry for the following reasons:
      Continued industry growth. We expect that the number of transactions at off-premise ATMs will continue to grow as cardholders take advantage of the convenience and added functionality of ATMs. Approximately 78% of all ATM transactions are cash withdrawals, with the remainder representing other basic banking functions, such as balance inquiries, transfers and deposits. We believe significant opportunities exist for ATM owners and operators to provide advanced functionality, such as check cashing, off-premise deposits, withdrawals of cash from payroll cards, pre-paid cell phone replenishment and bill payment, all of which should result in increased ATM usage. We believe that these services will be attractive to that section of the U.S. population that does not have a bank account. We anticipate that we will participate in this growth as our key merchants permit us to deploy and operate ATMs in more of their existing stores and in new store locations, and as we offer more advanced functions at our ATMs.
      Bank branding and outsourcing opportunities. We believe that our large ATM network is attractive to banks and other financial institutions seeking to extend their brand and provide convenient ATM access to their customers at a lower cost. By branding our ATMs with their logos, banks and other financial institutions can interact with their customers more frequently, increase brand awareness and provide their customers increased service. A branding arrangement typically involves our receiving a monthly branding fee and results in higher profitability for us from the branded ATMs. In addition, while banks and other financial institutions have historically owned and operated most of their ATMs, some banks and other financial institutions have outsourced certain ATM management functions in order to simplify operations and lower costs. We believe that increased off-premise branding and the outsourcing of ATM management functions for banks and other financial institutions should provide substantial opportunities for additional long-term growth.
      Surcharge-free network opportunities. We believe that a majority of ATM transactions in the U.S. occur without the customer paying a surcharge, indicating that our primary surcharge-based business model addresses only a minority of the total ATM market. We believe this creates an opportunity for companies to become actively involved in surcharge-free ATM networks, in which financial institutions pay ATM operators to provide surcharge-free access to their ATM customers. This provides ATM operators with a profitable means of addressing that portion of customers who generally avoid paying surcharges.
      Industry consolidation. The ownership and operation of ATMs is a fragmented industry with the top ten operators accounting for approximately 25% of ATMs in the United States. Some ATM operators may lack the operational scale and financial resources required to compete effectively with us and other operators of large ATM networks for business and growth opportunities, which may result in sales of smaller networks by ATM operators. We believe that the existing fragmented ownership and the potential for divestitures will provide continuing acquisition opportunities for ATM operators with significant economies of scale.
      International opportunities. Many international markets are beginning to experience an increase in off-premise ATMs as surcharging becomes more prevalent and accepted in markets outside of the United States. We believe that significant growth opportunities exist in selected international markets as merchants and non-bank ATM operators seek to capitalize on growth opportunities for off-premise ATMs. For example, our recent acquisition of Bank Machine has positioned us for future growth in the United Kingdom, where off-premise ATMs have accounted for approximately 75% of the total ATM growth since 2000.

Our Strengths
      Leading market position. We operate the largest network of ATMs in the United States, and we are a leading ATM operator in the United Kingdom. As of September 30, 2005, our network included approximately 26,000 ATMs, approximately 11,700 of which were company-owned. The following table sets forth our leading position in the U.S. ATM market:

Rank	U.S. ATM Network	ATMs	% of Total

1	Cardtronics	25,346	6.4%
2	Bank of America	16,714	4.2%
3	TRM	15,348	3.9%
4	NetBank	8,445	2.1%
5	JPMorgan Chase	7,136	1.8%
6	Wells Fargo	6,363	1.6%
7	International Merchant Services	5,900	1.5%
8	7-Eleven Stores	5,341	1.3%
9	Wachovia	5,100	1.3%
10	U.S. Bancorp	4,999	1.3%

	(Top 10)	100,692	25.4%
	U.S. Market	396,000	100.0%

Source: ATM&Debit News, public filings and company websites, as of September 2005
     Nationwide network of leading retail merchants under multi-year contracts. Our focus on customer service, together with our experience and size, has enabled us to develop and expand relationships with national and regional merchants, such as Amerada Hess, BP Amoco, Chevron, Circle K, Costco, CVS Pharmacy, Duane Reade, ExxonMobil, Mills Malls, Sunoco, Target and Walgreens, among others. Through our Bank Machine acquisition, we have recently established relationships in the United Kingdom with Alfred Jones, Co-Op, Mitchells & Butlers, the U.K. Post Office, Tates and Tesco, among others. These merchants typically operate high traffic locations, which we have found to result in increased ATM activity and profitability. In addition, these relationships can provide opportunities to deploy additional ATMs in new locations. No single customer accounted for more than 6% of our total pro forma revenues for both the year ended December 31, 2004 and the nine months ended September 30, 2005, with our ten largest merchant customers cumulatively representing less than 25% of our total pro forma revenues for the year ended December 31, 2004. We believe our merchant customers value our high level of service, our 24 hour per day accessibility and our average 99% up time availability in the U.S. Due to these and other factors, we have not renewed only two of our 50 most significant merchant contracts over the last four years.
      Recurring and stable revenue and operating cash flow. We generally operate our large base of ATMs under multi-year contracts that provide us with a recurring and stable source of transaction-based revenue and typically have an initial term of five to seven years. As of September 30, 2005, our top 10 merchants had an average of approximately 3.9 years remaining on their contracts. Our recurring revenue base, relatively low and predictable maintenance capital expenditure requirements and minimal working capital requirements allow us to maintain predictable and consistent operating cash flows. On a pro forma basis, these sources of revenue accounted for approximately 96% of our total revenues for both the nine months ended September 30, 2005 and the year ended December 31, 2004.
      Low-cost provider. We believe the size of our network combined with our operating infrastructure allows us to be among the low-cost providers in our industry. In addition, we believe our operating costs per ATM are approximately half of the operating costs incurred by bank ATM operators. We outsource some functions, such as on-site maintenance and cash management, and can take advantage of our size and market position to obtain favorable pricing from our service vendors and for the purchase of new ATMs. We believe our success to date is largely attributable to our exclusive focus on the ATM industry and our ability to provide reliable customer service in a cost-effective manner.
      Experienced and committed management team. We have a strong senior management team with a combined average of over 20 years of financial services and payment processing-related experience. Our senior management team has developed extensive relationships and a leadership position in the industry, including directorships on several industry association boards. We believe this leadership role helps us to attract new merchant customers and provides us with increased acquisition and bank branding opportunities. Our management team owns approximately 21% of our outstanding common stock on a fully diluted basis.
      Disciplined acquisition and integration performance. Since May 2001, we have acquired 12 networks of ATMs, increasing the number of ATMs we operate from approximately 4,100 to approximately 26,400. Because we do not typically assume significant numbers of employees, nor import new operating systems in connection with our acquisitions, we believe our acquisition growth is lower risk than acquisition growth involving more substantial integration concerns. We believe our acquisition risk is also reduced because the financial performance of ATMs we acquire is relatively predictable given our access to third-party data on the transaction history and revenues of the ATMs we acquire. Predictability is also enhanced by the well understood nature of our operating costs per machine and per transaction. In addition, we have often significantly improved the operating cash flow of our acquired networks of ATMs and achieved high returns on capital in such transactions.
Our Strategy
      Our strategy is to enhance our position as the leading owner and operator of ATMs in the United States and to expand our network further into select foreign markets. In order to execute this strategy we will endeavor to:
      Increase penetration and ATM count with leading merchants. We have two principal opportunities to increase the number of ATM sites with our existing merchants: first, by deploying ATMs in our merchants’ existing locations that currently do not have, but where traffic volumes justify installing, an ATM and second, as our merchants open new locations, by installing ATMs in those locations. From the beginning of 2001 through 2004, we increased the number of ATMs operated by us in the United States through internal growth by approximately 2,350. We believe our expertise, national footprint, strong record of customer service with leading merchants and our significant scale position us to successfully market to, and enter into long-term contracts with, other leading national and regional merchants.
      Capitalize on bank branding and outsourcing opportunities. We believe we are strongly positioned to work with financial institutions to fulfill their ATM requirements. Our ATM services offered to financial institutions include branding our ATMs with their logos, managing their off-premise ATM networks on an outsourced basis or buying their off-premise networks in combination with branding arrangements. We recently added JPMorgan Chase’s brand and signage to our ATMs located in approximately 250 Duane Reade drug stores in New York City. For operating these machines, we receive a monthly branding fee from Chase and, in return, we provide surcharge-free transactions to Chase cardholders at these ATMs while continuing to receive a surcharge from non-Chase cardholders. As of September 30, 2005, we had bank branding arrangements for approximately 950 of our ATMs.
      Capitalize on surcharge-free network opportunities. We plan to continue to pursue opportunities to create or participate in surcharge-free networks, where financial institutions pay us to allow surcharge-free access to our ATM network. We believe these arrangements will enable us to increase transaction counts and profitability on our existing machines.
      Pursue selected acquisition opportunities. We plan to continue to pursue selected acquisitions that complement our existing ATM network using our proven, disciplined acquisition and integration methodology. Determination of attractive acquisition targets is based on many factors, including existing merchant contract terms, potential operating efficiencies and cost savings, the quality of associated merchant relationships and our anticipated return on investment. We believe that significant expansion opportunities continue to exist in the United Kingdom and other international markets, and we are actively considering several such opportunities at the present time.
      Explore new geographic markets. In conjunction with our entry into the United Kingdom ATM market, we plan to take advantage of opportunities to reach under-penetrated markets worldwide where we can leverage the significant economies of scale, operating expertise and superior customer service capabilities we have developed domestically.
Recent Transactions
      Bank Machine Acquisition. On May 17, 2005, we acquired the ATM business of Bank Machine Limited, an independent operator of ATMs in the United Kingdom, for approximately $92.0 million in cash and 35,221 shares of our Series B Convertible Preferred Stock valued by us at approximately $3.0 million. Through this transaction, we acquired approximately 1,000 ATMs and related site agreements, of which approximately 850 are company-owned and 150 are merchant-owned ATMs. On average, these ATMs process twice the number of surcharge-bearing transactions and have approximately 40% higher revenue per surcharge-bearing transaction than our domestic ATMs. This acquisition also allowed us to expand our business to the United Kingdom and positions us for further expansion to other European markets.
      E*TRADE Access Acquisition. On June 30, 2004, we acquired the ATM business of E*TRADE Access, Inc., an indirect wholly owned subsidiary of E*TRADE Financial Corp., for approximately $106.9 million in cash. Through this transaction we acquired 13,155 ATMs and related placement agreements, of which approximately 2,450 were company-owned and 10,705 were merchant-owned. As a result of this acquisition, we increased the number of ATM machines that we own or manage from approximately 12,000 to over 25,000 ATMs. This acquisition also allowed us to expand our relationships with national merchants, including Albertsons, Chevron, CVS Pharmacy and Target, through the placement agreements that we acquired.
      Other Acquisitions. On March 1, 2005, we acquired a portfolio of approximately 475 ATMs and related contracts located in independent grocery stores in and around the New York metropolitan area for approximately $8.2 million in cash. On April 21, 2005, we acquired a portfolio of approximately 330 ATMs and related contracts, at BP Amoco locations throughout the Midwest, for approximately $9.0 million in cash. Such acquisitions were funded with cash on hand and borrowings under our bank credit facilities. Substantially all of the ATMs acquired in these transactions are company-owned.
      On December 21, 2005, we acquired all of the outstanding shares of ATM National, Inc., the owner and operator of a nationwide surcharge-free ATM alliance. The consideration for such acquisition totaled $4.4 million, and was comprised of $2.6 million in cash and 21,111 shares of our common stock. Additionally, we agreed to assume approximately $1.3 million in liabilities associated with such acquisition. Furthermore, the merger agreement allows for the issuance of up to 10,000 additional shares of our common stock within 105 days of the closing date based on the occurrence of certain events.
      Preferred Stock Offering. On February 10, 2005, we issued 894,568 shares of our Series B Convertible Preferred Stock to investment funds controlled by TA Associates, Inc. for gross proceeds of $75.0 million, representing a 30.6% equity interest on a fully diluted basis as of such date. The net proceeds of this offering were used to redeem all of the outstanding shares of our Series A Preferred Stock and to repurchase approximately 24% of our outstanding shares of common stock and vested options to purchase our common stock. In connection with that offering, we also appointed two designees of TA Associates, Inc. to our board of directors.
      Amended and Restated Credit Facilities and Senior Subordinated Notes Offering. On May 17, 2005, in connection with our Bank Machine acquisition, we amended and restated our bank credit facilities with BNP Paribas and Bank of America, N.A. We used borrowings from these secured facilities to finance our Bank Machine acquisition and repay amounts under our prior facilities. Our bank credit facilities, as amended and restated, consisted of a revolving credit facility of up to $100.0 million, a first lien term facility of up to $125.0 million and a second lien term facility of up to $75.0 million. Substantially all of our domestic assets and 65% of the capital stock of our United Kingdom subsidiaries are pledged to secure borrowings under our bank credit facilities. Furthermore, each of our domestic subsidiaries has guaranteed our obligations under the bank credit facilities.

      On August 12, 2005, we sold $200.0 million in senior subordinated notes pursuant to Rule 144A of the Securities Act of 1933, and utilized the net proceeds from such offering, along with approximately $7.1 million in borrowings under our new revolving credit facility, to repay all of the outstanding borrowings under our recently executed first and second lien term loan facilities, including all accrued and unpaid interested related thereto. Additionally, the revolving credit facility was increased to a maximum borrowing capacity of $150.0 million immediately following this transaction. However, such capacity is limited in practice by certain financial covenants contained in the facility. As of September 30, 2005, we had approximately $41.8 million outstanding under the facility, and the ability to borrow an additional $37.1 million based on the covenants contained in such facility. Any amounts drawn under such facility are not due until the facility’s maturity date in May 2010.
Our Products and Services
      We typically provide our leading merchant customers with all of the services required to operate an ATM, which include transaction processing, cash management, maintenance and monitoring. In connection with the operations of our or our customers’ ATMs, we generate revenue on a per-transaction basis from the surcharge fees charged to cardholders for the convenience of using ATMs and from interchange fees charged to such cardholders’ financial institutions for processing the ATM transactions. We also take advantage of the preferential pricing we receive from NCR due to our Master VAR status and resell equipment to smaller equipment resellers and others. During 2004, we processed approximately 82.1 million surcharge-bearing ATM transactions, and we received interchange fees in connection with approximately 111.6 million transactions, which results do not give effect to the 23.2 million surcharge-bearing transactions and the 31.5 million transactions that generated interchange fees attributable to the E*TRADE Access ATM business for the first six months of 2004. During 2004, the Bank Machine business processed approximately 8.9 million surcharge-bearing ATM transactions, and received interchange fees in connection with approximately 9.4 million transactions.
      The following table provides detail relating to the number of ATMs we owned and operated on a pro forma basis under our various arrangements as of September 30, 2005.

	Company-Owned	Merchant-Owned
	ATMs	ATMs	Total

Number of ATMs	11,728	14,689	26,417
Percent of total ATMs	44%	56%	100%
Average monthly surcharge transactions per ATM	476	265	353
      Recently, we have entered into arrangements with financial institutions and others to brand certain of our company-owned ATMs. A branding arrangement allows a bank to expand its geographic presence for a fraction of the cost of building a branch location, and typically for less than the cost of placing one of its own ATMs at that location, allowing a bank to rapidly increase its number of branded ATM sites and, defensively, prevent other financial institutions from entering into these locations. Under these arrangements, the branding bank’s customers are typically allowed to use the branded ATM without paying a surcharge fee to us. In return, we receive monthly fees on a per-ATM basis from the branding bank, while retaining our standard fee schedule for other cardholders using the branded ATM. In addition, we typically receive increased interchange revenue as a result of increased usage of our ATMs by the branding bank’s customers. We intend to pursue additional opportunities to enter into bank branding arrangements as part of our growth strategy. We currently have branding arrangements in place with seven domestic financial institutions involving 950 ATMs. Another branding arrangement is our participation in a nationwide surcharge-free ATM alliance. Cardholders of the financial institutions that are members of the alliance can use our ATMs free of surcharges in exchange for a payment of a fixed monthly fee per cardholder included in the alliance. We acquired all of the outstanding shares of ATM National, Inc., the owner and operator of this alliance, in December 2005. Finally, we have also allowed EFT networks to place signage on our ATMs for which we receive a fixed fee per ATM.

      We have found that the primary factor affecting transaction volume at a given ATM is its location. Our strategy in deploying our ATMs, particularly those placed under company-owned arrangements, is to identify and deploy ATMs at locations that provide high visibility and high transaction volume. Our experience has demonstrated that the following locations often meet these criteria: convenience stores and combination convenience stores and gas stations, grocery stores, airports and major regional and national retail outlets. We have entered into multi-year agreements with a number of merchants with these types of locations, including A&P, Albertsons, Amerada Hess, Chevron, Circle K, Costco, CVS Pharmacy, Duane Reade, ExxonMobil, Giant, Kroger, R.H. Macy and Company, Inc. (Macy’s), Mills Malls, Rite Aid, Sears, Roebuck & Co. (Sears), Sunoco, Target and Walgreens in the United States, and Alfred Jones, Co-Op, Mitchells & Butlers, the U.K. Post Office, Tates and Tesco in the United Kingdom. We believe that once a cardholder establishes a pattern of using a particular ATM, the cardholder will generally continue to use that ATM.
Sales and Marketing
      Our sales and marketing team focuses on developing new relationships with national and regional merchants and on building and maintaining relationships with our existing merchants. The team is organized into groups that specialize in marketing to specific merchant industry segments, which allows us to tailor our offering to the specific requirements of each merchant customer. Our sales and marketing team is composed of 16 employees, who receive a combination of incentive-based compensation and a base salary.
      In addition to targeting new business opportunities, our sales and marketing team supports our acquisition initiatives by building and maintaining relationships with newly acquired merchants. We seek to identify growth opportunities within each merchant account by analyzing the merchant’s sales at each of its locations, foot traffic and various demographic data to determine the best opportunities for new ATM placements. We also pursue branding and outsourcing opportunities with financial institutions to manage and operate their ATM networks.
Primary Vendor Relationships
      To maintain an efficient and flexible operating structure, we outsource certain aspects of our operations, including transaction processing, cash management and maintenance. Due to the number of ATMs we operate, we believe we have obtained favorable pricing terms from most of our major vendors. We contract for the provision of the services described below in connection with our operations.
      Transaction processing. We contract with and pay fees to third parties who process transactions originating from our ATMs. These processors communicate with the cardholder’s financial institution through an EFT network to obtain transaction authorization and settle transactions. These transaction processors include Star Systems, Fiserv and Genpass in the United States and LINK in the United Kingdom, with a majority of transactions being handled by Star Systems under a newly extended agreement that runs until August 31, 2007 and features pricing that provides discounts for higher transaction volumes.
      EFT network services. Our transactions are routed over various EFT networks, such as Star, Pulse, NYCE, Cirrus and Plus in the United States and LINK in the United Kingdom, to obtain authorization for a cash disbursement and provide account balances. EFT networks set the interchange fees that they charge to the financial institutions, as well as the amount paid to us. We attempt to maximize the utility of our ATMs to cardholders by participating in as many EFT networks as practical.
      ATM equipment. We purchase substantially all of our ATMs from national manufacturers, including NCR, Diebold, Tidel Technologies Inc., Triton Systems, Inc. and Wincor/ Nixdorf. The large quantity of ATMs that we purchase from these manufacturers enables us to receive favorable pricing and payment terms. In addition, we maintain close working relationships with these manufacturers in the course of our business, allowing us to stay informed regarding product updates and to minimize technical problems with purchased equipment. Under our company-owned arrangements, we deploy high quality, multi-function ATMs, typically purchased from NCR, Diebold and Wincor/ Nixdorf. Under our merchant-owned arrangements, we deploy ATMs that are cost-effective and appropriate for the merchant. These are purchased from a variety of ATM vendors. Although we currently purchase a substantial majority of our ATMs from NCR, we believe our relationships with our other ATM suppliers are good and that we would be able to purchase the ATMs we require for our company-owned operations from other ATM manufacturers if we were no longer able to purchase ATMs from NCR.
      ATM maintenance. In the United States, we typically contract with third-party service providers for the provision of on-site maintenance services. We have multi-year maintenance agreements with Diebold, NCR and EFMARK in the United States. In the United Kingdom, maintenance services are provided by in-house technicians.
      Cash management. We obtain cash to fill our company-owned, and in some cases merchant-owned, ATMs under arrangements with our cash providers, Bank of America, N.A. and Palm Desert National Bank in the United States and ALCB and the U.K. Post Office in the United Kingdom. We pay a LIBOR based fee on the daily outstanding cash balances. As of September 30, 2005, we had $389.4 million in cash in our domestic ATMs under these arrangements, with over 98% of this cash provided by Bank of America, N.A. under a newly extended vault cash agreement that runs until August 2, 2007. In the United Kingdom, the balance of cash held in our ATMs at September 30, 2005, was approximately $45.3 million, over 80% of which was supplied by ALCB.
      Bank of America also contracts with third parties to provide us with cash management services, which include reporting, armored courier coordination, cash ordering, cash insurance, reconciliation of ATM cash balances, ATM cash level monitoring and claims processing with armored couriers, financial institutions and processors.
      Cash replenishment. We contract with armored courier services to transport and transfer cash to our ATMs. We use leading armored couriers such as Brink’s Incorporated, Loomis, Fargo & Co., EFMARK, Premium Armored Services, Inc. and Bantek West, Inc. in the United States and Brink’s and Securicor in the United Kingdom. Under these arrangements, the armored couriers pick up the cash in bulk and, using instructions received from our cash providers, prepare the cash for delivery to each ATM on the designated fill day. Following a predetermined schedule, the armored couriers visit each location on the designated fill day, load cash into each ATM by either adding additional cash into a cassette, or by swapping out the remaining cash for a new fully loaded cassette, and then balance the machine and provide cash reporting to the applicable cash provider.
Technology
      Our technology and operations platform consists of ATM equipment, ATM and internal network infrastructure, cash management and customer service. This platform is designed to provide our merchant customers with what we believe is a high quality suite of services.
      ATM equipment. We use ATMs from national manufacturers, including NCR, Diebold, Tidel Technologies and Triton Systems. The wide range of advanced technology available from these ATM manufacturers provides our merchant customers with advanced features and reliability through sophisticated diagnostics and self-testing routines. The different machine types can perform basic functions, such as dispensing cash and displaying account information. Some of our ATMs are modular and upgradeable so they can be adapted to provide additional services in response to changing technology and consumer demand. For example, a portion of our ATMs can be upgraded to accept deposits through the installation of additional hardware and software components.
      We operate three basic types of ATMs in the United Kingdom: (1) “convenience,” which are internal to a merchant’s premises, (2) “through the wall,” which are external to a merchant’s premises, and (3) “pods,” a free-standing kiosk style ATM, also located external to a merchant’s premises. The ATMs are principally manufactured by NCR.
      Transaction processing. We place significant emphasis on providing quality service with a high level of security and minimal interruption. We have carefully selected support vendors to optimize the performance of our ATM network. In addition, our transaction processors provide sophisticated security analysis and monitoring 24 hours a day.

      Internal systems. Our internal systems include multiple layers of security to help protect them from unauthorized access. Protection from external sources is provided by the use of hardware and software-based security features that isolate our sensitive systems. We also use the most effective commercially available encryption technology to protect communications. On our internal network, we employ user authentication and anti-virus tools at multiple levels. These systems are protected by detailed security rules to limit access to all critical systems and, to our knowledge, our security systems have never been breached. Our systems components are directly accessible by a limited number of employees on a need- only basis. Our gateway connections to our EFT network service providers provide us with real-time access to transaction details, such as cardholder verification, authorization and funds transfer. We have installed these communications circuits with backup connectivity to help protect us from telecommunications problems in any particular circuit.
      We use custom software that continuously monitors the performance of the ATMs in our network, including details of transactions at each ATM and expenses relating to that ATM, including fees payable to the merchant. This software permits us to generate detailed financial information for each ATM location, allowing us to monitor each location’s profitability. We analyze transaction volume and profitability data to determine whether to continue operating at a given site, how to price various operating arrangements with merchants and branding arrangements, and to create a profile of successful ATM locations so as to assist us in deciding the best locations for additional ATM deployments.
      Cash management. We have our own internal cash management department that utilizes data generated by our cash providers, internally generated data and a proprietary methodology to confirm daily orders, audit delivery of cash to armored couriers and ATMs, monitor cash balances for cash shortages, coordinate and manage emergency cash orders and audit costs from both armored couriers and cash providers.
      Our cash management department uses proprietary analytical models to determine the necessary fill frequency and load amount for each ATM. Based on location, day of the week, upcoming holidays and events and other factors, we project cash requirements for each ATM on a daily basis. After receiving a cash order from us, the cash provider transfers the requested amount of cash to a bank near the ATM where the designated armored courier can access the cash and subsequently transport it to the ATM.
      Customer service. We believe one of the factors that differentiates us from our competitors is our customer service responsiveness and proactive approach to managing any ATM downtime. We use proprietary software that continuously monitors the performance of our ATMs for service interruptions and notifies our maintenance vendors for prompt dispatch of necessary service calls.
      We also offer our merchant customers customized ATM activity reporting that includes daily, weekly or monthly transaction and uptime reporting. Our standard reporting to our merchants includes summary transaction reports that are made available in the first week of every month. In addition, in the U.S. we have developed an interactive website that allows our merchant customers to access real-time information.
      We maintain a proprietary database of transactions made on and performance metrics for all of our ATM locations. This data is aggregated into individual merchant customer profiles that are readily accessible by our customer service representatives and managers. We believe our proprietary database enables us to provide superior quality and accessible and reliable customer support.
Merchant Customers
      In the United States, we have contracts with approximately 50 major national and regional merchants, including convenience stores, supermarkets, drug stores and other high traffic retail chains, and approximately 15,000 independent merchants. Most of our merchant customers are non-exclusive partners with us. In addition, we have not renewed only two of our 50 most significant merchant contracts over the last four years. For the year ended December 31, 2004 and the nine months ended September 30, 2005, both on an actual and pro forma basis, no single merchant customer accounted for 10% or more of our total revenues.

      The terms of our merchant contracts vary as a result of negotiations at the time of execution. In the case of company-owned arrangements, which are typically employed with our major national and regional merchants, the contact terms vary, but typically include the following:

•	an initial term of five to seven years;

•	ATM exclusivity at locations where we install an ATM;

•	protection for us against underperforming locations by permitting us to increase the surcharge fee or remove ATMs;

•	in the United States, provisions permitting us to terminate or remove ATMs or renegotiate the fees paid to the merchant if surcharge fees are generally reduced or eliminated by law; and

•	provisions making the merchant’s fee dependent on the number of ATM transactions.
      Our contracts under merchant-owned arrangements typically include similar terms, as well as the following additional terms:

•	in the United States, provisions prohibiting in-store check cashing by the merchant and, in the United States and United Kingdom, the operation of any other cash-back devices;

•	provisions imposing an obligation on the merchant to operate the ATM at any time his or her store is open to the public; and

•	provisions, when possible, that require a merchant to have a purchaser of the merchant’s store assume our contract.
Seasonality
      Our overall business is somewhat seasonal in nature with generally fewer transactions occurring in the first quarter. We typically experience increased transaction levels during the holiday buying season at our ATMs located in shopping malls and lower volumes in the months following the holiday season. Similarly, we have seen increases in transaction volumes in the spring at our ATMs located near popular spring-break destinations. Conversely, transaction volumes at our ATMs located in regions affected by strong winter weather patterns typically decline as a result of decreases in the amount of consumer traffic through the locations in which we operate our ATMs. These declines, however, have been offset somewhat by increases in the number of our ATMs located in shopping malls and other retail locations that benefit from increased consumer traffic during the holiday buying season. We expect these location-specific and regional fluctuations in transaction volumes to continue in the future.
      In the United Kingdom, seasonality in transaction patterns tends to be similar to the seasonal patterns in the general retail market. Generally, the highest transaction volumes occur on weekend days and, thus, monthly transaction volumes will fluctuate based on the number of weekends in a given month. However, we, like other independent ATM operators, experience a drop in the number of transactions we process during the Christmas season due to consumers’ greater tendency to shop in the vicinity of free ATMs and our closure of some of our ATM sites over the Christmas break. We expect these location-specific and regional fluctuations in transaction volumes to continue in the future.
Competition
      We compete with financial institutions and other independent ATM companies for additional ATM placements, new merchant accounts and acquisitions. Several of our competitors are larger, more established and have greater financial and other resources than us. For example, our major domestic competitors include banks such as Bank of America, US Bancorp and PNC Corp., as well as non-banks such as TRM. In the United Kingdom, we compete with several large non-bank ATM operators, including Moneybox, Cardpoint, TRM, Scott Tod and Hanco, as well as banks such as the Royal Bank of Scotland and Lloyds, among others. However, many of our competitors do not have a singular focus on ATM management, and we believe this focus gives us a significant competitive advantage. In addition, we believe the scale of our extensive ATM network and our focus on customer service also provide significant competitive advantages.
U.S. Government and Industry Regulation
      Our principal business, ATM network ownership and operation, is not subject to significant government regulation. However, various aspects of our business are subject to state regulation. Our failure to comply with applicable laws and regulations could result in restrictions on our ability to provide our products and services in such states, as well as the imposition of civil fines.
      Americans with Disabilities Act. The ADA currently prescribes provisions that ATMs be made accessible to and independently usable by persons with vision impairments. The Department of Justice may adopt new accessibility guidelines under the ADA that will include provisions addressing ATMs and how to make them more accessible to the disabled. Under the proposed guidelines that have been published for comment, but not yet adopted, ATM height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads, and ATMs would be required to possess speech capabilities, among other modifications. If adopted, these new guidelines would affect the manufacture of ATM equipment going forward, and could require us to retrofit ATMs in our network as those ATMs are refurbished or updated for other purposes. We are committed to ensuring that all of our ATMs comply with all applicable ADA laws. Therefore, we have been developing plans which would bring all of our ATMs into compliance with the new guidelines within the allocated time period. In connection with our E*TRADE Access acquisition, we assumed obligations related to litigation instituted by the National Foundation for the Blind relating to these matters. See “Legal Proceedings.” It is possible that through either a settlement or judgment entered in this lawsuit, our obligations to implement the new accessibility guidelines may be accelerated, but we do not believe such acceleration will result in significant additional costs over our current ADA upgrade effort.
      EPP and Triple DES. Data encryption makes ATMs more tamper-resistant. Two of the more recently developed advanced data encryption methods are commonly referred to as EPP and Triple DES. We have adopted a policy that any new ATMs that we acquire from a manufacturer must be EPP and Triple DES compliant. We have budgeted $10.5 million to accomplish this encryption upgrade all of our ATMs by the end of 2007. We believe this time frame will be acceptable to the major processing networks. However, if we must accelerate our upgrade schedule, we would also be required to significantly accelerate our capital expenditures with respect to these upgrades.
      Surcharge regulation. The imposition of surcharges is not currently subject to federal regulation. There have been, however, various state and local efforts to ban or limit surcharges, generally as a result of activities of consumer advocacy groups that believe that surcharges are unfair to cardholders. Generally, United States federal courts have ruled against these efforts. We are not aware of any existing surcharging bans or limits applicable to us in any of the jurisdictions in which we currently do business. Nevertheless, there can be no assurance that surcharges will not be banned or limited in the cities and states where we operate. Such a ban or limit would have a material adverse effect on us and other ATM operators.
      EFT network regulations. EFT regional networks have adopted extensive regulations that are applicable to various aspects of our operations and the operations of other ATM network operators. The Electronic Fund Transfer Act, commonly known as Regulation E, is the major source of EFT network regulations. The regulations promulgated under Regulation E establish the basic rights, liabilities, and responsibilities of consumers who use electronic fund transfer services and of financial institutions that offer these services. The services covered include, among other services, ATM transactions. Generally, Regulation E requires us to provide notice of the fee to be charged the consumer, establish limits on the consumer’s liability for unauthorized use of his card, provide receipts to the consumer, and establish protest procedures for the consumer. We believe that we are in material compliance with these regulations and, if any deficiencies were discovered, that we would be able to correct them before they had a material adverse impact on our business.

U.K. Government and Industry Regulation
      Surcharge regulation. In the United Kingdom, the Treasury Select Committee of the House of Commons recently heard evidence from interested parties with respect to surcharges in the ATM industry. This committee was formed to investigate public concerns regarding the ATM industry. We understand that the areas of focus included adequacy of disclosure to ATM customers regarding surcharges, whether ATM providers should be required to provide free services in low-income areas and whether to limit the level of surcharges. The Committee recommended to Parliament that ATMs should be subject to the Banking Code, which is a voluntary code of practice adopted by all financial institutions in the United Kingdom. The U.K. government has yet to signal its acceptance of the Committee’s report. There is no certainty the report will be accepted. Should the report be accepted, the main impact of the Banking Code will be that ATM operators will be required to provide 30 days’ notice to the public prior to converting a surcharge-free ATM to one which charges surcharges. In practice, this notice will be achieved through the posting of signage beside the ATM for the 30 days prior to the change.
      EFT network regulations. The LINK network rules require that ATM machines display an on-screen message notifying the cardholder of applicable fees before a transaction is completed, thus allowing the customer to cancel the transaction without incurring a charge. In addition, effective July 1, 2005, a new Link network rule went into effect requiring ATMs to carry a screen message that notifies potential users prior to card insertion that they will be charged for Link cash withdrawals. From that same date, it became a requirement under Link network rules that a sign, carrying the same message and with lettering of a 14 point minimum size, be located in clear view adjacent to the ATM screen.
Legal Proceedings
      In connection with our E*TRADE Access acquisition, we assumed responsibility for the outcome of a lawsuit instituted in Massachusetts Federal District Court (the “Court”) by the National Foundation for the Blind and the Commonwealth of Massachusetts. In this lawsuit, the plaintiffs initially sought to require us to make all of the ATMs in our network “voice-enabled,” or capable of providing audible instructions to a visually-impaired person upon that person inserting a headset key into an outlet at the ATM. In response to a motion filed by us, on February 22, 2005, the Court ruled that the plaintiffs were not entitled to this relief. Following the Court’s order, the plaintiffs filed an amended petition stating that we have failed to make ATM banking services fully accessible and independently usable by individuals who are blind. We believe that by failing to precisely define what reasonable accommodation the plaintiffs wish to have us implement, the plaintiffs’ amended petition is fatally defective. We have filed a motion for summary judgment on this point requesting the Court to dismiss the case. Likewise the plaintiff’s have filed a motion for summary judgment requesting the Court to issue an injunction requiring us to make our ATMs independently usable by the visually impaired. The Court has conducted an oral hearing on these motions and a ruling is expected at any time.
      Pursuant to the ATM management agreement that we assumed in connection with the acquisition of the Winn-Dixie portfolio in 2003, Winn-Dixie was required to provide us with a rebate for most ATMs that were removed due to its store closures. Additionally, as part of that acquisition, we were designated as the beneficiary of a letter of credit under which we could make draws in the event Winn-Dixie refused to pay such rebates. Subsequent to drawing down the full $3.6 million available under such letter of credit, the former owner of the Winn-Dixie ATM portfolio initiated an arbitration action against us for restitution of a portion of such funds drawn by us. However, such arbitration action was settled in January 2006, the result of which had no material impact on our financial condition or results of operations.
      In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party, other than the litigation discussed above, will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Employees
      As of December 31, 2005, we had approximately 240 employees, including approximately 46 employees that were acquired as part of the Bank Machine acquisition in May 2005. None of our employees is represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.
Facilities
      Our principal executive offices are located at 3110 Hayes Road, Suite 300, Houston, Texas 77082, and our telephone number is (281) 596-9988. We lease approximately 26,000 square feet of space under our Houston office lease and approximately 11,000 square feet in warehouse space in Houston, Texas and our satellite office in Temple, Texas. In addition we lease approximately 6,000 square feet of office space in Hatfield, Hertfordshire, England. Our facilities are leased pursuant to operating leases for various terms. We believe that our leases are at competitive or market rates and do not anticipate any difficulty in leasing suitable additional space upon expiration of our current lease terms.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth the names, ages and positions of our executive officers and directors.

Name	Age	Position

Jack Antonini	52	Chief Executive Officer, President and Director
J. Chris Brewster	56	Chief Financial Officer and Treasurer
Michael H. Clinard	38	Chief Operating Officer
Thomas E. Upton	49	Chief Administrative Officer
Drew Soinski	46	Chief Marketing Officer
Fred R. Lummis	52	Director and Chairman of the Board of Directors
Robert P. Barone	68	Director
Frederick W. Brazelton	34	Director
Ralph H. Clinard	72	Director
Ron Coben	48	Director
Jorge M. Diaz	41	Director
Roger B. Kafker	43	Director
Michael A. R. Wilson	38	Director
Ronald Delnevo	51	Director and Chief Executive of Bank Machine Limited
      The following biographies describe the business experience of our executive officers and directors.
      Jack Antonini has served as our President and Chief Executive Officer and as a director since January 2003. From November 2000 to December 2002, Mr. Antonini served as a consultant for JMA Consulting, providing consulting services to the financial industry. During 2000, Mr. Antonini served as chief executive officer and president of Globeset, Inc., an electronic payment products and services company. From August 1997 to February 2000, Mr. Antonini served as executive vice president of consumer banking at First Union Corporation of Charlotte, N.C. From September 1995 to July 1997, he served as vice chairman and chief financial officer of First USA Corporation, which was acquired by Bank One in June 1997. Mr. Antonini held various positions from March 1985 to August 1995 at San Antonio-based USAA Federal Savings Bank, serving as vice chairman, president and chief executive officer from August 1991 to August 1995. He is a certified public accountant and holds a bachelor of science degree in business and accounting from Ferris State University in Michigan. Mr. Antonini also serves as a director of the Electronic Funds Transfer Association, or EFTA.
      J. Chris Brewster has served as our Chief Financial Officer and Treasurer since joining us in February 2004. From September 2002 until February 2004, Mr. Brewster provided consulting services to various businesses. From October 2001 until September 2002, Mr. Brewster served as executive vice president and chief financial officer of Imperial Sugar Company, a Nasdaq-quoted refiner and marketer of sugar and related products. From March 2000 to September 2001, Mr. Brewster served as chief executive officer and chief financial officer of WorldOil.com, a privately-held Internet, trade magazine, book and catalog publishing business. From January 1997 to February 2000, Mr. Brewster served as a partner of Bellmeade Capital Partners, LLC, a merchant banking firm specializing in the consolidation of fragmented industries. From March 1992 to September 1996, he served as Chief Financial Officer of Sanifill, Inc., a New York Stock Exchange-listed environmental services company. From May 1984 to March 1992, he served as Chief Financial Officer of National Convenience Stores, Inc., a New York Stock Exchange-listed operator of 1,100 convenience stores. He holds a bachelor of science degree in industrial management from the Massachusetts Institute of Technology and a master of business administration from Harvard Business School.
      Michael H. Clinard has served as our Chief Operating Officer since he joined the company in August 1997. He holds a bachelor of science degree in business management from Howard Payne University. Mr. Clinard also serves as a director and treasurer of the ATM Industry Association.

      Thomas E. Upton has served as our Chief Administrative Officer since February 2004. From June 2001 to February 2004, Mr. Upton served as our Chief Financial Officer and Treasurer. From February 1998 to May 2001, Mr. Upton was the chief financial officer of Allegis Group LLC, a national collections firm. Prior to joining Allegis, Mr. Upton served as a financial executive for several companies. He is a certified public accountant with membership in the Texas Society of Certified Public Accountants, and holds a bachelor of business administration degree from the University of Houston.
      Drew Soinski has served as our Chief Marketing Officer since August 2005. Prior to joining Cardtronics, Mr. Soinski headed up the national sales organization for First Horizon Merchant Services, a leading provider of transaction processing and bankcard acquiring services. Prior to that, Mr. Soinski held various sales and marketing management positions with companies such as National Processing, Inc., TransGlobal, and National Bancard Corporation. He holds a bachelor of science degree in business administration from the University of Central Florida.
      Fred R. Lummis has served as a director and our Chairman of the board since June 2001. Mr. Lummis is a co-founder and managing partner of The CapStreet Group, LLC, CapStreet II, L.P. and CapStreet Parallel II, L.P. From June 1998 to May 2000, Mr. Lummis served as chairman and chief executive officer of Advantage Outdoor Company, an outdoor advertising company. From September 1994 to June 1998, Mr. Lummis served as chairman and chief executive officer of American Tower Corporation, a nationwide communication tower owner and operator. Mr. Lummis now serves as a director of American Tower Corporation, Amegy Bancorporation Inc. and several private companies. Mr. Lummis holds a bachelor of arts degree in economics from Vanderbilt University and a master of business administration degree from the University of Texas at Austin.
      Robert P. Barone has served as a director since September 2001. Mr. Barone has more than 40 years of sales, marketing and executive leadership experience in various positions at Diebold, NCR, Xerox and the EFTA. Since December 1999, Mr. Barone has served as a consultant for SmartNet Associates, Inc., a private financing service. Additionally, from May 1997 to November 1999, Mr. Barone served as Chairman of the Board of PetsHealth Insurance, Inc., a pet health insurance provider. From September 1988 to September 1994, he served as board vice-chairman, president and chief operating officer at Diebold. He holds a bachelor of business administration degree from Western Michigan University and a master of business administration degree from Indiana University. A founder and past chairman of the EFTA, Mr. Barone is now chairman emeritus of the EFTA.
      Frederick W. Brazelton has served as a director since June 2001. Mr. Brazelton is a partner of The CapStreet Group, which he joined in August 2000. From July 1996 to July 1998, Mr. Brazelton worked for Hicks, Muse, Tate & Furst, a private equity firm in Dallas, and from June 1994 to June 1995, he worked for Willis, Stein & Partners, a private equity firm in Chicago. He holds a bachelor of business administration from the Business Honors Program at the University of Texas at Austin and a master of business administration degree from Stanford Graduate School of Business. Mr. Brazelton also serves as the chairman of the board of directors of River Oaks Imaging and Diagnostic Group, Inc., a provider of diagnostic imaging services.
      Ralph H. Clinard has served as a director since June 2001. Mr. Clinard founded the predecessor to our company in 1989 and was with us until he retired as president and chief executive officer in January 2003. Prior to founding our predecessor, Mr. Clinard served with Exxon Corporation, an integrated oil company, working in various positions for almost 30 years. Mr. Clinard holds a bachelor of science degree in mathematics from Muskingum College and a bachelor of science degree in mechanical engineering from Pennsylvania State University. Mr. Clinard is currently retired.
      Ron Coben has served as a director since July 2002. Mr. Coben is currently the president of Think So, LLC, a marketing and business process consulting firm serving financial institutions and non-banking entities. Mr. Coben also served as the President and CEO of MessagePro, Inc. from November 2001 to May 2005. From October 1989 to June 1996, Mr. Coben was senior vice president, and from June 1996 to November 2001, Mr. Coben was executive vice president of consumer and business banking for Bank United Corp., which was acquired by Washington Mutual, Inc. in February 2001. Mr. Coben also served as executive vice president at Washington Mutual, Inc. from February 2001 to November 2001. Mr. Coben holds a bachelor of business administration degree from the University of Texas at Austin.
      Jorge M. Diaz has served as a director since December 2004. Mr. Diaz has served as President and Chief Executive Officer of Personix, a division of Fiserv, since April 1994. In January 1985, Mr. Diaz co-founded National Embossing Company, a predecessor company to Personix. Mr. Diaz sold National Embossing Company to Fiserv in April 1994.
      Roger B. Kafker has served as a director since February 2005. Mr. Kafker is a Managing Director at TA Associates and concentrates on management-led buyouts and recapitalizations in growth service businesses in the financial, consumer and healthcare services industries. He serves as a Director of Clayton Holdings, CompBenefits Corporation, Florida Career College and Preferred Freezer Services. Mr. Kafker has served on the Boards of Affiliated Managers Group, Allegis Realty Investors (now UBS Realty Investors), And 1, ANSYS, Boron, LePore & Associates, Cupertino Electric, EYP Mission Critical Facilities, HVL, Monarch Dental Corporation and Thomson Advisory Group (now PIMCO Advisors). Prior to joining TA in 1989, he was employed by Bankers Trust Company of New York, where he worked on leveraged acquisitions. Mr. Kafker received a BA degree, magna cum laude, Phi Beta Kappa, in History from Haverford College and an MBA degree, with Honors, from the Harvard Business School.
      Michael A. R. Wilson has served as a director since February 2005. Mr. Wilson is a Managing Director at TA Associates where he focuses on growth investments and leveraged buyouts of financial services, business services and consumer products companies. He also serves on the Boards of Advisory Research, Inc., Chartered Marketing Services, EYP Mission Critical Facilities and Numeric Investors. He formerly served on the Board of United Pet Group. Prior to joining TA in 1992, Mr. Wilson was a Financial Analyst in Morgan Stanley’s Telecommunications Group. In 1994, he joined Affiliated Managers Group, a TA-backed financial services start-up, as Vice President and a member of the founding management team. Mr. Wilson received a BA degree, with Honors, in Business Administration from the University of Western Ontario and an MBA degree, with Distinction, from the Harvard Business School.
      Ronald Delnevo has served as Managing Director of Bank Machine for four years and has been with Bank Machine (formerly the ATM division of Euronet) since 1998. Prior to joining Bank Machine, Mr. Delnevo served in various consulting roles in the retail sector, served as a board director of Tie Rack PLC for five years and spent seven years with British Airports Authority in various commercial roles. Mr. Delnevo was educated at Heriot Watt University in Edinburgh, and currently holds a degree in business organization and a diploma in personnel management.
Our Board of Directors and Executive Officers
      Our board of directors consists of ten persons. Members of our board are elected at our annual meeting of stockholders for terms expiring upon their resignation or until their successor is duly elected.
      Our executive officers are appointed by the board on an annual basis and serve until removed by the board or their successors have been duly appointed.
Committees of the Board
      Our board of directors has appointed an audit committee, a compensation committee and a nominating committee. The audit committee currently consists of Messrs. Barone, Coben and Clinard with Mr. Barone serving as the committee’s chairman and designated financial expert. The compensation committee currently consists of Messrs. Lummis, Wilson and Diaz and the nominating committee currently consists of Messrs. Lummis, Brazelton, Wilson and Kafker.
      On an annual basis, the audit committee selects, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discuss with the independent auditors their independence, review and discuss the audited financial statements with the independent auditors and management and, once subject to the SEC rules and regulations, will recommend to our board of directors whether such audited financials should be included in our Annual Reports on Form 10-K to be filed with the SEC.
      The compensation committee reviews and either approves, on behalf of our board of directors, or recommends to the board of directors for approval (1) the annual salaries and other compensation of our executive officers and (2) individual stock and stock option grants. The compensation committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans.
      The nominating committee assists our board of directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of stockholders, subject to the nominating requirements contained in our investor’s agreement.
      We do not have a corporate governance committee. The independent directors of our board fulfill the responsibilities of a corporate governance committee by developing and recommending to our board of directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.
Director Compensation
      We pay each of our non-employee directors $1,000 per board meeting attended. Directors who are also are employed by us do not receive fees for attending board or committee meetings. All of our directors are reimbursed for their reasonable expenses in attending board and committee meetings. In addition, we are in the process of establishing a plan which would permit each director to receive compensation for board service in the form of common shares and to defer receipt of this compensation for a period of time selected by the director that terminates no later than the date he ceases to be a director.
Executive Compensation
      The table below sets forth summary information concerning the compensation awarded to our chief executive officer and our four other most highly paid executive officers in the year ended December 31, 2005. The individuals listed below are referred to in this registration statement as our named “executive officers”.
Summary Compensation Table

	Annual
	Compensation

Name and Principal Position	Salary		Bonus

Jack Antonini	$330,750		$—	(1)
Chief Executive Officer, President and Director
J. Chris Brewster	236,250		—	(1)
Chief Financial Officer and Treasurer
Michael H. Clinard	220,500		—	(1)
Chief Operating Officer
Thomas E. Upton	210,000		—	(1)
Chief Administrative Officer
Ronald Delnevo(2)	164,232	(3)	—	(1)
Chief Executive of Bank Machine Limited and Director

(1)	Bonuses earned for the year ended December 31, 2005 were not finalized as of the date of this filing.

(2)	Mr. Delnevo joined us in May 2005 as part of the Bank Machine acquisition.

(3)	Amount converted at an average exchange rate of $1.7818 to £1.00.

Option Grants in Last Fiscal Year
      The following table sets forth information with respect to all stock options granted by the Company in 2005 to the named executive officers:

	Number of	% of Total
	Securities	Options
	Underlying	Granted to	Exercise or		Grant Date
	Options	Employees in	Base Price	Expiration	Present
	Granted(1)	Fiscal Year	($/Share)	Date	Value $(2)

Ronald Delnevo	40,000	19.0%	$83.84	5/17/2015	$311,384

(1)	The ten-year options granted in 2005 vest ratably over four years beginning one year following the date of grant.

(2)	The Black-Scholes option pricing model was utilized to determine the grant date present value of the stock options granted in 2005. Under the Black-Scholes option pricing model, the grant date present value of the stock options referred to in the table above was calculated to be $7.78 per share. The following facts and assumptions were utilized in making such calculation: (a) an unadjusted exercise price $83.84 per share; (b) a fair market value of $83.84 per share on the date of grant; (c) no dividend yield; (d) a term of five years; (e) no volatility; and (f) an assumed risk-free interest rate of 3.82%, which approximated the yield on the five year treasury note on the date of grant. No other discounts or restrictions related to the vesting or the likelihood of vesting of the stock options were applied. The resulting grant date present value per share amount was multiplied by the total number of stock options granted to determine the total grant date present value figure above.
Option Exercises in Last Fiscal Year and Year-End Option Values
      The following table presents information concerning the stock options exercised during the last fiscal year by each of our named executive officers and the fiscal year-end value of unexercised options held by each of our named officers as of December 31, 2005.

			Number of Shares		Value of Unexercised
			Underlying Unexercised		In-the-Money
	Shares		Options at Year-End		Options at Year-End(1)
	Acquired	Value
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Jack Antonini(2)	—	—	—	—	$—	$—
J. Chris Brewster	—	—	15,000	30,000	$477,591	$955,182
Michael H. Clinard	—	—	18,683	—	$1,419,859	$—
Thomas E. Upton	—	—	22,354	1,250	$1,728,278	$90,137
Ronald Delnevo	—	—	—	40,000	$—	$—

(1)	There was no public market for our common stock on December 31, 2005. Accordingly, we calculated these values based on an estimated price per share of $83.84, as determined by management, less the applicable exercise prices.

(2)	Mr. Antonini only owns restricted shares in the Company and has not been granted any options to purchase the Company’s common stock.
Employment-Related Agreements of Named Executive Officers
      Employment Agreement with Jack Antonini. In January 2003, we entered into an employment agreement with Jack Antonini. Mr. Antonini’s January 2003 employment agreement was last amended in January 2005. Under his employment agreement, Mr. Antonini receives a monthly salary of $27,562 and his term of employment runs through January 31, 2008. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Antonini may be entitled to an annual bonus of up to 40% of his base salary. This bonus will be determined in the sole discretion of our compensation committee. Further, should we terminate Mr. Antonini without cause, he will be entitled to receive severance pay equal to his base salary for the lesser of twelve months or the number of months remaining under his employment contract.
      Employment Agreement with Michael H. Clinard. In June 2001, we entered into an employment agreement with Michael H. Clinard. Mr. Clinard’s June 2001 employment agreement was amended in January 2005. Under his employment agreement, Mr. Clinard receives a monthly salary of $18,375 and his term of employment runs through January 31, 2008. On each anniversary of the agreement, Mr. Clinard’s annual compensation is subject to increases as determined by our compensation committee in its sole discretion, with such increases being targeted to be 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Clinard may be entitled to an annual bonus of up to 15% of his base salary. This bonus will be determined in the sole discretion of our compensation committee. Further, (a) if he terminates his employment for good reason, as defined in the employment agreement, then he is entitled to continue to receive payments of base salary from us for the lesser of twelve months or the number of months remaining under his employment contract following his termination, and (b) if he dies or becomes totally disabled, as defined in the employment agreement, then he is entitled to receive the difference between his base salary and any disability benefits received by him under our disability benefit plans for the lesser of twelve months or the number of months remaining under his employment contract following his death or disability, as applicable.
      Employment Agreement with Thomas E. Upton. In June 2001, we entered into an employment agreement with Thomas E. Upton. Mr. Upton’s June 2001 employment agreement was amended in January 2005. Under his employment agreement, Mr. Upton receives a monthly salary of $17,500 and his term of employment runs through January 31, 2008. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Upton may be entitled to an annual bonus of up to 15% of his base salary. This bonus will be determined in the sole discretion of our compensation committee.
      Employment Agreement with J. Chris Brewster. In March 2004, we entered into an employment agreement with J. Chris Brewster which was amended on February 10, 2005. The amended agreement provides for an initial term ending January 31, 2008. Under the amended employment agreement, Mr. Brewster is entitled to receive a current monthly base salary of $19,687, subject, on each anniversary of the agreement, to increases as determined by our board of directors in its sole discretion, with such increases being targeted to be 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Brewster may be entitled to an annual bonus of up to 40% of his base salary. This bonus will be determined in the sole discretion of our compensation committee. Further, should we terminate Mr. Brewster without cause, or should Mr. Brewster terminate his employment with us for good reason, as defined in the employment agreement, he will be entitled to receive severance pay equal to his base salary for twelve months.
      Employment Agreement with Ronald Delnevo. In May 2005, we entered into an employment agreement with Ronald Delnevo. Such agreement provides for an initial term ending May 17, 2009. Under the agreement, Mr. Delnevo is entitled to receive a current monthly base salary of £11,250, subject, on an annual basis, to increases as determined by our board of directors in its sole discretion, with such increases being targeted at 5% of the previous year’s base salary. Mr. Delnevo is also entitled to the payment of a car allowance totaling £12,000 per annum. In addition, subject to the achievement of certain performance standards as set by our board of directors, Mr. Delnevo may be entitled to an annual bonus of up to 40% of his base salary. Furthermore, Mr. Delnevo is also party to a separate long-term bonus agreement that, upon the achievement of certain financial goals, as outlined in such agreement, would require the payment of an additional bonus amount to Mr. Delnevo subsequent to December 31, 2008. Further, should we terminate Mr. Delnevo without cause, or should Mr. Delnevo terminate his employment with us for good reason, as defined in the agreement, he will be entitled to receive severance pay equal to his base salary for twelve months.
      Common Provisions of Employment-Related Agreements of Named Executive Officers. Several provisions are common to the employment agreements of our named executive officers. For example:

•	Each employment agreement requires the employee to protect the confidentiality of our proprietary and confidential information.

•	Each employment agreement requires that the employee not compete with us or solicit our employees or customers for a period of 24 months following the term of his employment.

•	Each employment agreement provides that the employee may be paid an annual bonus based on certain factors and objectives set by our compensation committee, with the ultimate amount of any bonus paid determined at the direction of our compensation committee.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers has served as a director or member of the compensation committee of any other entity whose executive officers served as a director or member of our compensation committee.

RELATED PARTY TRANSACTIONS
Preferred Stock Private Placement
      In February 2005, we issued 894,568 shares of our Series B Convertible Preferred Stock to investment funds controlled by TA Associates, Inc. for aggregate gross proceeds of $75.0 million. In connection with this offering, we also appointed Michael Wilson and Roger Kafker, who are designees of TA Associates, Inc. to our board of directors. Approximately $24.8 million of the net proceeds of this offering were used to redeem all of the outstanding shares of our Series A Preferred Stock from affiliates of The CapStreet Group, LLC. The remaining net proceeds were used to repurchase approximately 24% of our outstanding shares of common stock, and vested options to purchase our common stock, at a price per share of $83.8394, pursuant to an offer to purchase such shares of stock from all of our stockholders on a pro rata basis. As part of this transaction, we repurchased 353,878 shares of our common stock from affiliates of The CapStreet Group for $29.7 million. We also repurchased shares of common stock from our executive officers and directors as described below under “— Transactions with Our Directors and Officers.”
      After the maturity of the notes offered hereby, or February 10, 2012 in the event the notes are no longer outstanding, holders of a majority of the outstanding shares of our Series B Convertible Preferred Stock may cause us to redeem all of the outstanding shares of preferred stock at the original issuance price less any dividends or distributions previously paid on such shares. In the event that we do not have sufficient funds legally available to redeem all outstanding shares of preferred stock upon an election of redemption, we would be required to pay interest on such unpaid amounts of 10% per annum, increasing 0.5% each quarter. If we are unable to redeem all shares of preferred within 180 days of an election of redemption, the holders of our preferred stock would be entitled to appoint a majority of our board of directors.
Investors Agreement
      On June 4, 2001, we entered into an investors agreement with CapStreet II, L.P., CapStreet Parallel II, L.P., Ralph H. Clinard, a current director and our then president and chief executive officer, Michael H. Clinard, our chief operating officer, Brian R. Archer, our executive vice president of marketing, and the other stockholders of the company. We amended and restated our investors agreement in connection with our February 2005 preferred stock offering and further amended our investors agreement in connection with our acquisition of Bank Machine in April 2005. All of our stockholders are parties to the investors agreement.
      The following description of the investors agreement, as amended, may be helpful to your understanding of the relationships among our stockholders. You should be aware that the investors agreement, other than the provisions relating to registration rights, will be terminated in connection with an initial public offering of our common stock.
      Board Composition. Our board of directors consists of ten individuals designated in accordance with our investors agreement. Our stockholders agreed to vote their shares to elect to the board of directors two nominees designated by CapStreet; two nominees designated by TA Associates; Ralph Clinard, for so long as he owns 10% or more of our stock; our Chief Executive Officer; Ronald Delnevo, the Chief Executive Officer of our United Kingdom operations; and up to three additional independent directors nominated by our nominating committee. CapStreet designated Fred R. Lummis and Frederick W. Brazelton as its board nominees and TA Associates designated Michael Wilson and Roger Kafker as its board nominees. Our investors agreement also requires our board of directors to maintain a nominating committee comprised of the CapStreet and TA Associates board nominees and a compensation committee comprised of one CapStreet board nominee, one TA Associate nominee and one independent director.
      Preemptive Rights and Transfer Provisions. Under our investors agreement, if we propose to issue shares of our common stock, other than in connection with a public offering, issuances to employees and directors and certain corporate transactions, we must provide each of our stockholders who is an accredited investor the opportunity to purchase a pro rata amount of such securities. In addition, in the event a stockholder proposes to transfer any of our shares of common stock, each of our other stockholders has the right to purchase such shares. We have a right of first refusal to purchase any such shares that are not purchased by our stockholders.
      Repurchase Option. Under the investors agreement, if any employee who is employed pursuant to a written employment agreement is terminated from employment with us for cause (as defined in their respective employment agreements with us), then we, at our option, may purchase all of the securities held by such person for a purchase price equal to the fair market value of such securities.
      Business Opportunities. CapStreet and TA Associates are private equity funds, and they invest in, have representatives who serve on the board of directors and other governing boards of, serve as officers of, provide services to and have minority and controlling ownership interests in existing and future portfolio companies. We have agreed that, except for opportunities that come to the attention of any of the board designees of CapStreet or TA Associates, in his or her capacity as a director of the company, the relationship between us and CapStreet and TA Associates will not prohibit any of them from engaging in activities related to their operations as private equity fund for their own account, or require any of them to make any business opportunities available to us, even if any of their activities or business opportunities competes with the our business.
      Registration Rights. The investors agreement grants each of CapStreet and TA Associates the right to demand that we file a registration statement with the SEC to register the sale of all or a portion of their shares of common stock. Subject to certain limitations, we will be obligated to register these shares upon the demand of CapStreet or TA Associates, for which we will be required to pay the registration expenses. In connection with any such demand registration, the other stockholders who are parties to the investors agreement may be entitled to include their shares in that registration under certain piggyback registration rights granted under the investors agreement to these other stockholders. In addition, if we propose to register equity securities for our own account, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration as well. In connection with any registration, we will pay the expenses of any such selling stockholders and indemnify each holder of registrable securities covered by a registration statement against liabilities arising out of or related to such registration statement or the preliminary registration statement or registration statement included as part of such registration statement.
Transactions with our Directors and Officers
      Fred R. Lummis, the chairman of our board of directors, is also a managing director of The CapStreet Group, LLC, the ultimate general partner of CapStreet II, L.P. and CapStreet Parallel II, L.P., our shareholders. Frederick W. Brazelton, one of our directors, is also a partner of The CapStreet Group, LLC. CapStreet II, L.P. and CapStreet Parallel II, L.P. together own a majority interest in MessagePro, Inc., and Fred R. Lummis and Frederick W. Brazelton are each members of the board of directors of MessagePro, Inc. Michael Wilson and Roger Kafker, our directors, are each managing directors of TA Associates, affiliates of which are our shareholders and own a majority of our outstanding shares of Series B Preferred Stock.
      Prior to the completion of this exchange offer, we had loans outstanding to the following executive officers: Mr. Antonini, who borrowed $940,800 from us during 2003 to purchase 80,000 of our restricted shares, of which $867,314 is currently outstanding, including accrued interest; Mr. Michael Clinard, who borrowed $292,342 from us during 2003 to exercise stock options and purchase 43,484 shares of our common stock, of which $233,298 is currently outstanding, including accrued interest; and Mr. Upton, who borrowed $131,205 from us during 2003 to exercise stock options and purchase 21,104 shares of our common stock, of which $104,708 is currently outstanding, including accrued interest. Additionally, Mr. Ralph Clinard borrowed $442,319 from us during 2003 to exercise stock options and purchase 64,938 shares of our common stock. Mr. Ralph Clinard repaid his loan in full on January 15, 2004. The rate of interest on each of these loans is 5% per annum. Additionally, during 2003 we made loans in an aggregate amount of approximately $500,000 to some of our non-executive officers sufficient for those non-executive officers to exercise stock options, of which approximately $323,790 is currently outstanding. The interest rate on these loans is 5% per annum. It is currently anticipated that the above-referenced loans with our executive officers will be repaid in full, including any accrued but unpaid interest related thereto, on or before February 28, 2006. Such repayments shall be made either in cash or by the tendering of shares of our common stock, as currently held by such executive officers, at fair market value as determined by an independent third-party appraisal firm.
      In 2003, our board of directors approved the issuance of 80,000 shares of restricted stock to Jack Antonini in exchange for a promissory note in the amount of $940,800, or $11.76 per share. The terms of his restricted stock award are set forth in a restricted stock agreement between us and Mr. Antonini. Beginning on the date of grant, Mr. Antonini, as the owner of the shares, has the right to vote his shares. Under the restricted stock agreement, we may repurchase a portion of Mr. Antonini’s shares prior to January 20, 2007 in some circumstances such as the termination of his employment for cause. The agreement also contained a provision allowing Mr. Antonini to “put” to us an amount of his restricted shares sufficient to retire the entire unpaid principal balance of the promissory note plus accrued interest. On February 4, 2004, we and Mr. Antonini amended the restricted stock agreement to remove Mr. Antonini’s “put” right. Mr. Antonini is a signatory to our investors agreement and has tag-along rights thereunder with respect to the restricted shares, meaning that if any securityholder that is a party to the investors agreement proposes to transfer greater than 5% of our outstanding securities, Mr. Antonini will have the right to transfer a pro rata portion of his restricted shares.
      Pursuant to our offer to repurchase shares of our common stock using a portion of the net proceeds from our February 2005 preferred stock offering, we purchased shares of our common stock from each of our executive officers and directors at a price per share of $83.8394. We purchased 9,492 shares from Jack Antonini, 23,453 shares from Michael Clinard, 7,956 shares from Thomas Upton, and 130,737 shares from Ralph Clinard.

PRINCIPAL STOCKHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2005:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of the executive officers identified in the summary compensation table;

•	each of our directors; and

•	all directors and named executive officers as a group.
      Footnote 1 below provides a brief explanation of what is meant by the term “beneficial ownership.” Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in this table have the sole voting power with respect to all shares of common stock listed as beneficially owned by them. The address for each executive officer and director set forth below, unless otherwise indicated, is c/o Cardtronics, Inc., 3110 Hayes Road, Suite 300, Houston, Texas 77082. The address of each of CapStreet II, L.P., CapStreet Parallel II, L.P., and Messrs. Lummis and Brazelton is c/o The CapStreet Group, LLC, 600 Travis Street, Suite 6110, Houston, Texas 77002. The address of TA Associates, Inc. and Messrs. Wilson and Kafker is c/o TA Associates, High Street Tower, 125 High Street, Suite 2500, Boston, Massachusetts 02110.

	Number of Shares	Percent of
	of Common Stock	Common Stock
Name of Beneficial Owner(1)	Beneficially Owned	Beneficially Owned

5% Stockholders:
CapStreet II, L.P.	1,017,958	35.1%
CapStreet Parallel II, L.P.	119,501	4.1%
TA Associates, Inc.(2)	894,568	30.9%
Ralph H. Clinard(3)	420,225	14.5%
Directors and Executive Officers:
Fred R. Lummis(4)	1,137,459	39.2%
Michael Wilson(5)	894,568	30.9%
Roger Kafker(6)	894,568	30.9%
Jack Antonini	70,508	2.4%
Michael H. Clinard(7)	75,382	2.6%
Thomas E. Upton(8)	35,502	1.2%
J. Chris Brewster(9)	15,000	*
Ronald Delnevo(10)	13,209	*
Robert P. Barone(11)	4,316	*
Frederick W. Brazelton	—	—
Ron Coben(12)	4,316	*
Jorge M. Diaz(13)	1,250	*
All executive officers and directors as a group (13 persons)	2,898,941	90.8%

*	Less than 1% of the outstanding common stock.

(1)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical forms of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment or voting power. For the purpose of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of December 31, 2005 that such person or group has the right to acquire within 60 days after such date.

(2)	The shares owned by TA Associates, Inc. through certain of its affiliated funds, including TA IX L.P., TA/ Atlantic and Pacific IV L.P., TA/ Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors II, L.P., which we collectively refer to as the TA Funds, are Series B Preferred shares which are convertible into our common stock on a share for share basis.

(3)	Mr. Clinard is a member of our board of directors.

(4)	The shares indicated as being beneficially owned by Mr. Lummis are owned directly by CapStreet II, L.P. and CapStreet Parallel II, L.P. Mr. Lummis serves as a Managing Director of The CapStreet Group, the ultimate general partner of both CapStreet II, L.P. and CapStreet Parallel II, L.P. As such, Mr. Lummis may be deemed to have a beneficial ownership of the shares owned by CapStreet II, L.P. and CapStreet Parallel II, L.P. Mr. Lummis disclaims beneficial ownership of such shares.

(5)	Mr. Wilson serves as a Managing Director of TA Associates, Inc., the ultimate general partner of the TA Funds. As such, Mr. Wilson may be deemed to have a beneficial ownership of the shares owned by the TA Funds. Mr. Wilson disclaims beneficial ownership of such shares.

(6)	Mr. Kafker serves as a Managing Director of TA Associates, Inc., the ultimate general partner of the TA Funds. As such, Mr. Kafker may be deemed to have a beneficial ownership of the shares owned by the TA Funds. Mr. Kafker disclaims beneficial ownership of such shares.

(7)	Includes options to purchase 18,683 shares of common stock exercisable by Michael H. Clinard.

(8)	Includes options to purchase 22,354 shares of common stock exercisable by Thomas E. Upton.

(9)	Represents options to purchase 15,000 shares of common stock exercisable by J. Chris Brewster.

(10)	Represents Series B Preferred shares which are convertible into our common stock on a share for share basis.

(11)	Represents options to purchase 4,316 shares of common stock exercisable by Robert P. Barone.

(12)	Represents options to purchase 4,316 shares of common stock exercisable by Ron Coben.

(13)	Represents options to purchase 1,250 shares of common stock exercisable by Jorge Diaz.

DESCRIPTION OF OTHER INDEBTEDNESS
Bank Credit Facilities
      In connection with the Bank Machine acquisition, we amended our existing bank credit facilities with BNP Paribas and Bank of America, N.A. and certain other lenders as a first lien senior credit facility and entered into a second lien facility with Banc of America Bridge LLC, as agent. A portion of the proceeds of these new credit facilities were used to finance the Bank Machine acquisition. The revolving credit facility under the first lien credit facility can be used for financing acquisitions, capital expenditures and general corporate purposes, including working capital needs. The commitments under these credit facilities totaled $300.0 million, consisting of (1) a $125.0 million five-year first lien senior term loan facility, (2) a $100.0 million five-year first lien revolving credit facility, and (3) a $75.0 million second lien bridge facility.
      In August 2005, the first lien senior term loan facility and the second lien facility were repaid in full with the net proceeds from our senior subordinated notes offering and additional borrowings under our revolving credit facility. Additionally, the revolving credit facility was increased to a maximum borrowing capacity of $150.0 million immediately following such offering. However, such borrowing capacity is limited in practice by certain financial covenants contained in the facility. As of September 30, 2005, we had approximately $41.8 million outstanding under the facility, and the ability to borrow an additional $37.1 million based on the covenants contained in such facility. Any amounts drawn under such facility are not due until the facility’s maturity date in May 2010.
      Borrowings under the bank credit facility bear interest at a variable rate based upon LIBOR or prime rate, at our option. At September 30, 2005, the weighted average interest rate on our borrowings was approximately 6.8%. Borrowings are secured by a lien on substantially all of our domestic subsidiaries’ assets (excluding equity interests in foreign subsidiaries). The borrowings are also secured by the equity interests in our direct foreign subsidiaries and the direct subsidiaries of our domestic subsidiaries (limited to 66% of the voting interests in direct foreign subsidiaries and 100% of the non-voting interests in such direct foreign subsidiaries).
      The bank credit facility contains various restrictive covenants and other usual and customary terms and conditions of facilities of the same type, including prohibitions on payment of cash dividends, restrictions on certain other distributions and restricted payments, and limitations on selling assets and transferring property, entering into mergers or similar transactions, incurrence of debt, creation of liens, making investments, engaging in transactions with affiliates, making capital expenditures and entering into sale and leaseback transactions. We are also required to maintain certain financial ratios.
      The bank credit facility also contains customary events of default, including any defaults by us or any of our subsidiaries in the payment or performance of any other indebtedness over certain threshold levels. Upon an occurrence of an event of default under our bank credit facilities, a majority of the lenders under such bank credit facilities may cause the agent to, among other things, terminate the commitment to lend credit, if any, and declare the outstanding indebtedness immediately due and payable.
      In addition to the above domestic credit facility, Bank Machine has a £2.0 million unsecured overdraft and borrowing facility that expires in July 2006. Such facility, which bears interest at 1.75% over the bank’s base rate (currently 4.50%), will be utilized for general corporate purposes for our United Kingdom operations. No borrowings were outstanding under such facility as of September 30, 2005. However, on September 22, 2005, Bank Machine posted a £275,000 bond under such facility, and in return received the same amount in cash back from the bank. Such cash amount was previously held by the bank as collateral for one of Bank Machine’s existing vault cash programs. The outstanding bond is akin to a letter of credit, and as such, reduces the amount available for future borrowings under the facility to £1.725 million.

DESCRIPTION OF THE NEW NOTES
      The New Notes will be issued, and the outstanding notes were issued, under an Indenture dated as of August 12, 2005 (the “Indenture”) among the Company, the Initial Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”), in a private transaction that is not subject to the registration requirements of the Securities Act. See “Notice to Investors.” The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
      The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the New Notes. The Company has filed the Indenture for an exhibit to the registration statement of which this prospectus is a part.
      You can find the definitions of certain terms used in this description below under the caption “— Certain Definitions.” Certain defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the word “Company” refers only to Cardtronics, Inc. and not to any of its subsidiaries and the “Notes” refer to the New Notes and the outstanding notes.
      If the exchange offer contemplated by this prospectus (the “Exchange Offer”) is consummated, Holders of outstanding notes who do not exchange those notes for new notes in the Exchange Offer will vote together with Holders of new notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the Holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether Holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any outstanding notes that remain outstanding after the Exchange Offer will be aggregated with the new notes, and the Holders of such outstanding notes and the new notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the notes outstanding shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentages in aggregate principal amount of the outstanding notes and the new notes then outstanding.
Brief Description of the Notes
      The Notes:

•	are general unsecured obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Debt of the Company, including the Indebtedness of the Company under the Credit Agreement;

•	are pari passu in right of payment with all existing and any future senior subordinated Indebtedness of the Company;

•	are senior in right of payment to all existing and any future subordinated Indebtedness of the Company;

•	are guaranteed by the Guarantors as described under “— Note Guarantees”; and

•	are effectively subordinated to all existing and any future Indebtedness and other liabilities of the Company’s Subsidiaries that are not Guarantors.
      As of September 30, 2005, the Company and Initial Guarantors had outstanding Indebtedness of approximately $41.8 million, all of which was Senior Debt, and the Company’s subsidiaries that are not guaranteeing the Notes had approximately $15.1 million of indebtedness and other liabilities, not including intercompany liabilities.

      As of the date of this prospectus, all of our subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.
      Any outstanding notes that remain outstanding after the completion of the Exchange Offer, together with the new notes issued in connection with the Exchange Offer and any other notes issued under the indenture then outstanding, will be treated as a single class of securities under the Indenture.
Principal, Maturity and Interest
      The Indenture provides for the issuance by the Company of Notes with an unlimited principal amount, of which $200.0 million were issued on August 12, 2005. The Company may issue additional notes (the “Additional Notes”) from time to time. Any offering of Additional Notes is subject to all of the covenants of the Indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness”. The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on August 15, 2013.
      Interest on the Notes will accrue at the rate of 9.250% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2006. The Company will make each interest payment to the Holders of record on the immediately preceding February 1 and August 1. Any Additional Interest due will be paid on the same dates as interest on the Notes. See “— Registration Rights; Additional Interest.”
      Interest on the New Notes will accrue from August 12, 2005 or, if interest has already been paid, on the Notes, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Methods of Receiving Payments on the Notes
      If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within The City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.
Paying Agent and Registrar for the Notes
      The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.
Transfer and Exchange
      A Holder may transfer or exchange Notes in accordance with the Indenture and the procedures described in “Notice to Investors.” The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
      The registered Holder of a Note will be treated as the owner of it for all purposes.

Note Guarantees
      The Notes are guaranteed, jointly and severally, by the Initial Guarantors. Each Note Guarantee:

•	is a general unsecured obligation of that Guarantor;

•	is subordinated in right of payment to all existing and future Senior Debt of that Guarantor, including the Guarantee by that Guarantor of Indebtedness under the Credit Agreement;

•	is pari passu in right of payment with all existing and any future senior subordinated Indebtedness of that Guarantor; and

•	is senior in right of payment to all existing and any future subordinated Indebtedness of that Guarantor.
      Each Note Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — The guarantees may not be enforceable because of fraudulent conveyance laws.” As of September 30, 2005, the Initial Guarantors had outstanding Indebtedness of approximately $41.8 million, all of which was Guarantees of Indebtedness under the Credit Agreement, and the Company’s subsidiaries that are not guaranteeing the Notes had approximately $15.1 million of indebtedness and other liabilities, not including intercompany liabilities. See “— Certain Covenants — Guarantees.”
Subordination
      The payment of principal, interest and premium and Additional Interest, if any, on the Notes is subordinated to the prior payment in full in cash or Cash Equivalents of all Senior Debt of the Company, including Senior Debt of the Company Incurred after the Issue Date.
      The holders of Senior Debt of the Company are entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt of the Company (including interest after the commencement of any bankruptcy proceeding at the rate specified in the documentation for the applicable Senior Debt of the Company) before the Holders of Notes are entitled to receive any payment with respect to the Notes (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trusts described below under the captions “— Legal Defeasance and Covenant Defeasance” or “— Satisfaction and Discharge”), in the event of any distribution to creditors of the Company in connection with:

(1) any liquidation or dissolution of the Company;

(2) any bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

(3) any assignment for the benefit of creditors; or

(4) any marshaling of the Company’s assets and liabilities.
      The Company also may not make any payment in respect of the Notes (except in Permitted Junior Securities or from the trusts described under the captions “— Legal Defeasance and Covenant Defeasance”) if:

(1) a default (a “payment default”) in the payment of principal, premium or interest on Designated Senior Debt of the Company occurs and is continuing; or

(2) any other default (a “nonpayment default”) occurs and is continuing on any series of Designated Senior Debt of the Company that permits holders of that series of Designated Senior Debt of the Company to accelerate its maturity, and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from a representative of the holders of such Designated Senior Debt.

      Payments on the Notes may and will be resumed:

(1) in the case of a payment default on Designated Senior Debt of the Company, upon the date on which such default is cured or waived; and

(2) in case of a nonpayment default on Designated Senior Debt of the Company, the earlier of (x) the date on which such default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received and (z) the date the Trustee receives notice from the representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless, in each case, the maturity of such Designated Senior Debt of the Company has been accelerated.
      No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium and Additional Interest, if any, on the Notes that have come due have been paid in full in cash or Cash Equivalents.
      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.
      If the Trustee or any Holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trusts described below under the captions “— Legal Defeasance and Covenant Defeasance”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the Trustee or the Holder has actual knowledge that the payment is prohibited (provided that such actual knowledge will not be required in the case of any payment default on Designated Senior Debt), the Trustee or the Holder, as the case may be, will hold such payment in trust for the benefit of the holders of Senior Debt of the Company. Upon the proper written request of the holders of Senior Debt of the Company or, if there is any payment default on any Designated Senior Debt, the Trustee or the Holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt of the Company or their proper representative.
      The Company must promptly notify holders of its Senior Debt if payment of the Notes is accelerated because of an Event of Default.
      As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, Holders of Notes may recover less ratably than other creditors of the Company.
      Payments under the Note Guarantee of each Guarantor are subordinated to the prior payment in full of all Senior Debt of such Guarantor, including Senior Debt of such Guarantor Incurred after the Issue Date, on the same basis as provided above with respect to the subordination of payments on the Notes by the Company to the prior payment in full of Senior Debt of the Company. See “Risk Factors — Your right to receive payments on the notes will be junior to our existing and future senior debt, and the guarantees of the notes are junior to all of the guarantors’ existing and future senior debt.”
      “Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Credit Agreement; and

(2) to the extent permitted under the Credit Agreement, any other Senior Debt permitted under the Indenture the amount of which is $25.0 million or more and that has been designated by the Company as “Designated Senior Debt.”

      “Permitted Junior Securities” means:

(1) Equity Interests in the Company or any Guarantor or any other business entity provided for by a plan or reorganization; and

(2) debt securities of the Company or any Guarantor or any other business entity provided for by a plan of reorganization that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to the same extent as, or to a greater extent than, the Notes and the Note Guarantees are subordinated to Senior Debt under the Indenture.
      “Senior Debt” of any Person means:

(1) all Indebtedness of such Person outstanding under the Credit Agreement and all Hedging Obligations with respect thereto, whether outstanding on the Issue Date or Incurred thereafter;

(2) any other Indebtedness of such Person permitted to be Incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is Incurred expressly provides that it is on a parity with or is subordinated in right of payment to the Notes or any Note Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2) (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law).
      Notwithstanding anything to the contrary in the preceding paragraph, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by the Company or any Guarantor;

(2) any Indebtedness of the Company or any Guarantor to any of their Subsidiaries or other Affiliates;

(3) any trade payables;

(4) the portion of any Indebtedness that is Incurred in violation of the Indenture, provided that a good faith determination by the Board of Directors of the Company evidenced by a Board Resolution, or a good faith determination by the Chief Financial Officer of the Company evidenced by an officer’s certificate, that any Indebtedness being incurred under the Credit Agreement is permitted by the Indenture will be conclusive;

(5) any Indebtedness of the Company or any Guarantor that, when Incurred, was without recourse to the Company or such Guarantor;

(6) any repurchase, redemption or other obligation in respect of Disqualified Stock or Preferred Stock; or

(7) any Indebtedness owed to any employee of the Company or any of its Subsidiaries.
Optional Redemption
      At any time prior to August 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a redemption price of 109.250% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or its Affiliates); and

(2) the redemption must occur within 45 days of the date of the closing of such Equity Offering.

      At any time prior to August 15, 2009, the Company may redeem all or part of the Notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the sum of (1) 100% of the principal amount thereof, plus (2) the Applicable Premium as of the date of redemption, plus accrued and unpaid interest, if any, to the date of redemption.
      Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Company’s option prior to August 15, 2009.
      On or after August 15, 2009, at any time or from time to time, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage

2009	104.625%
2010	102.313%
2011 and thereafter	100.000%
      If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(2) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate.
      No Notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.
      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption will become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.
Mandatory Redemption
      The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.
Repurchase at the Option of Holders

Change of Control
      If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a payment (a “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of repurchase (the “Change of Control Payment Date,” which date will be no earlier than the date of such Change of Control). No later than 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.
      On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.
      The Paying Agent will promptly mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.
      Prior to complying with the provisions of this covenant, but in any event no later than 30 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
      The Credit Agreement currently prohibits the Company from purchasing any Notes, and also provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.
      The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.
      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
      The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales
      The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of both. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms subordinated to the Notes or any Note Guarantee and liabilities to the extent owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets or Equity Interests pursuant to a written novation agreement that releases the Company or such Restricted Subsidiary from further liability therefor;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion); and

(c) any Designated Non-Cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregated Fair Market Value, taken together with all other Designated Non-Cash consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) 5.0% of the Company’s Consolidated Net Assets as of the date or receipt of such Designated Non-Cash Consideration and (y) $15.0 million (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).
      Within 540 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option:

(1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; or

(2) to purchase Replacement Assets (or enter into a binding agreement to purchase such Replacement Assets; provided that (x) such purchase is consummated within 90 days after the date of such binding agreement and (y) if such purchase is not consummated, within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below)).
Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.
      On the 541st day after an Asset Sale or such earlier date, if any, as the Company determines not to apply the Net Proceeds relating to such Asset Sale as set forth in the preceding paragraph (each such date being referred to as an “Excess Proceeds Trigger Date”), such aggregate amount of Net Proceeds that has not been applied on or before the Excess Proceeds Trigger Date as permitted in the preceding paragraph (“Excess Proceeds”) will be applied by the Company to make an offer (an “Asset Sale Offer”) to all Holders of Notes and all holders of other Indebtedness that ranks pari passu in right of payment with the Notes or any Note Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased using the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes and such other pari passu Indebtedness plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.
      The Company may defer the Asset Sale Offer until there are aggregate unutilized Excess Proceeds equal to or in excess of $10.0 million resulting from one or more Asset Sales, at which time the entire unutilized amount of Excess Proceeds (not only the amount in excess of $10.0 million) will be applied as provided in the preceding paragraph. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other pari passu Indebtedness will be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, Excess Proceeds subject to such Asset Sale and still held by the Company will no longer be deemed to be Excess Proceeds.
      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.
      The Credit Agreement currently prohibits the Company from purchasing any Notes, and also provides that certain asset sale events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.
Certain Covenants

Restricted Payments
      (A) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay (without duplication) any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of the Company or (y) to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company or any of its Restricted

Subsidiaries) any Equity Interests of the Company, or any Restricted Subsidiary thereof held by Persons other than the Company or any of its Restricted Subsidiaries;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or any Note Guarantees, except (a) a payment of interest or principal at the Stated Maturity thereof or (b) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (3), (4), (5), (6) and (10) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds and the Fair Market Value of assets other than cash received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of the Company or from the Incurrence of Indebtedness of the Company that has been converted into or exchanged for such Equity Interests (other than Equity Interests sold to, or Indebtedness held by, a Subsidiary of the Company), plus

(c) with respect to Restricted Investments made by the Company and its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in such Restricted Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Restricted Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income), from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Restricted Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary after the Issue Date; plus

(d) the amount by which Indebtedness of the Company is reduced on the Company’s most recent quarterly balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or the Fair Market Value of any other property distributed by the Company upon such conversion or exchange) plus the amount of any cash received by the Company upon such conversion or exchange; provided, however, that such amount may not exceed the net proceeds received by the Company or any of its Restricted Subsidiaries from the conversion or exchange of such Indebtedness (excluding net proceeds from conversion or exchange by a Subsidiary of the Company or by an employee ownership plan or by a trust established by the Company or any of its Subsidiaries for the benefit of their employees).

      (B) The preceding provisions will not prohibit, so long as, in the case of clauses (7) and (12) below, no Default has occurred and is continuing or would be caused thereby:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Common Stock on a pro rata basis;

(3) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Disqualified Stock of the Company or any Guarantor or of any Equity Interests of the Company or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of a contribution to the Equity Interests (other than Disqualified Stock) of the Company or a substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3) (b) of the preceding paragraph (A);

(4) the defeasance, redemption, repurchase or other acquisition of Indebtedness subordinated to the Notes or the Note Guarantees with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness;

(5) Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a substantially concurrent offering of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange will be excluded from clause (3) (b) of the preceding paragraph (A);

(6) the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants to the extent that such Capital Stock represents all or a portion of the exercise price thereof;

(7) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any current or former employee or director of the Company (or any of its Restricted Subsidiaries) pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement entered into in the ordinary course of business; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in a calendar year does not exceed $2.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years (without giving effect to the following proviso)) and does not exceed $6.0 million in aggregate; provided further that such amount in any calendar year may be increased by an amount not to exceed (A) the net cash proceeds received by the Company from the sale of Equity Interests (other than Disqualified Stock) of the Company to members of management or directors of the Company and its Restricted Subsidiaries that occurs after the Issue Date (to the extent such cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments) plus (B) the net cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date, less (C) the amount of any Restricted Payments made pursuant to clauses (A) and (B) of this clause (7);

(8) payments in respect of management fees to any of the Principals pursuant to agreements in effect on the Issue Date as described in this Registration statement in an amount not to exceed an aggregate amount of $500,000 in any calendar year;

(9) payments of dividends on Disqualified Stock otherwise permitted under Indenture;

(10) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company;

(11) payments of dividends on the Company’s common stock following the first bona fide underwritten public offering of common stock of the Company after the Closing Date, of up to 6% per annum of the net cash proceeds received by the Company from such public offering; provided however, that (A) at the time of payment of any such dividend, no Default will have occurred and be continuing (or result therefrom), and (B) the aggregate amount of all dividends paid under this clause (11) will not exceed the aggregate amount of net proceeds received by the Company from such public offering; and

(12) other Restricted Payments in an aggregate amount not to exceed $10.0 million.
      The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company will deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any opinion or appraisal required by the Indenture.

Incurrence of Indebtedness
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that the Company or any Guarantor may Incur Indebtedness or Disqualified Stock if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness or Disqualified Stock is Incurred would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness or Disqualified Stock had been Incurred at the beginning of such four-quarter period.
      The first paragraph of this covenant will not prohibit the Incurrence of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the Incurrence by the Company or any Guarantor of Indebtedness under Credit Facilities (including, without limitation, the Incurrence by the Company and the Guarantors of Guarantees thereof) in an aggregate amount at any one time outstanding pursuant to this clause (1) not to exceed $200.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary thereof to permanently repay any such Indebtedness pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”; provided that a Restricted Subsidiary that is not a Domestic Subsidiary or a Guarantor of Indebtedness under the Credit Facilities may incur Indebtedness pursuant to this clause (1), together with Indebtedness Incurred pursuant to clause (9) of this “Incurrence of Indebtedness” covenant, in an aggregate amount, after giving effect to such Incurrence, at any time outstanding not to exceed the greater of (a) $25.0 million or (b) 40% of the aggregate Consolidated Net Assets of such Restricted Subsidiaries;

(2) the Incurrence of Existing Indebtedness;

(3) the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the Issue Date;

(4) the Incurrence by the Company or any Guarantor of Indebtedness represented by Capital Lease Obligations, mortgage financings, construction loans or purchase money obligations for property acquired in the ordinary course of business, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used by the Company or any such Guarantor, in an aggregate amount, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (4), not to exceed 7.5% of the Company’s Consolidated Net Assets at any time outstanding;

(5) the Incurrence by the Company or any Restricted Subsidiary of the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred under the first paragraph of this covenant or clause (2), (3), (4), (5), or (10) of this paragraph;

(6) the Incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Company or any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor;

(b) Indebtedness owed to the Company or any Guarantor must be evidenced by an unsubordinated promissory note, unless the obligor under such Indebtedness is the Company or a Guarantor; and

(c) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the Guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be Incurred by another provision of this covenant; or

(8) the Incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(9) the Incurrence by any Restricted Subsidiary other than a Domestic Subsidiary of Indebtedness in an aggregate amount at any time outstanding, after giving effect to such Incurrence and together with any Indebtedness Incurred under the proviso in clause (1) of this “Incurrence of Indebtedness” covenant, not to exceed the greater of (a) $25 million or (b) 40% of the Consolidated Net Assets of any such Restricted Subsidiaries; or

(10) the Incurrence by the Company or any Guarantor of additional Indebtedness in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (10), not to exceed the greater of (a) $15.0 million or (b) 5% of the Consolidated Net Assets of the Company.
      For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (10) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this covenant. In addition, any Indebtedness originally classified as Incurred pursuant to clauses (1) through (10) above may later be reclassified by the Company such that it will be deemed as having been Incurred pursuant to another of such clauses to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause at the time of such reclassification. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

      Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

Limitation on Senior Subordinated Debt
      The Company will not Incur any Indebtedness that is subordinate in right of payment to any Senior Debt of the Company unless it ranks pari passu or subordinate in right of payment to the Notes. No Guarantor will Incur any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor unless it ranks pari passu or subordinate in right of payment to such Guarantor’s Note Guarantee. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor, as applicable, solely by reason of Liens or Guarantees arising or created in respect of such other Indebtedness of the Company or any Guarantor or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens
      The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the Notes or the Note Guarantees, prior or senior thereto, with the same relative priority as the Notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Company or any of its Restricted Subsidiaries or pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.
      However, the preceding restrictions will not apply to encumbrances or restrictions:

(1) existing under, by reason of or with respect to the Credit Agreement, Existing Indebtedness or any other agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those contained in the Credit Agreement, Existing Indebtedness or such other agreements, as the case may be, as in effect on the Issue Date;

(2) set forth in the Indenture, the Notes and the Note Guarantees;

(3) existing under, by reason of or with respect to applicable law;

(4) with respect to any Person or the property or assets of a Person acquired by the Company or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the

Person so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5) in the case of clause (3) of the first paragraph of this covenant:

(A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary thereof not otherwise prohibited by the Indenture;

(C) any encumbrance or restriction arising or existing by reason of construction loans or purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations, in each case to the extent permitted under the Indenture;

(D) customary restrictions imposed on the transfer of intellectual property in connection with licenses of such intellectual property in the ordinary course of business;

(E) encumbrances or restrictions existing under or by reason of provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements, in each case to the extent permitted under the Indenture, so long as any such encumbrances or restrictions are not applicable to any Person (to its property or assets) other than such joint venture or a Subsidiary thereof; or

(F) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary thereof in any manner material to the Company or any Restricted Subsidiary thereof;

(6) existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions by that Restricted Subsidiary pending such sale or other disposition; and

(7) on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets
      The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving Person) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition will have been made (i) is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of the Company under the Notes, the Indenture and, to the extent applicable, the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction no Default or Event of Default exists;

(3) immediately after giving effect to such transaction on a pro forma basis, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition will have been made, will be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness.”

(4) each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this covenant, will have by amendment to its Note Guarantee confirmed that its Note Guarantee will apply to the obligations of the Company or the surviving Person in accordance with the Notes and the Indenture.

(5) the Company delivers to the Trustee an Officers’ Certificate (attaching the arithmetic computation to demonstrate compliance with clause (3) above) and Opinion of Counsel, in each case stating that such transaction and such agreement complies with this covenant and that all conditions precedent provided for in this covenant relating to such transaction have been complied with.

      Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with this covenant, the successor corporation formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, conveyance or other disposition is made will succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, conveyance or other disposition, the provisions of the Indenture referring to the “Company” will refer instead to the successor corporation and not to the Company), and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor Person had been named as the Company in the Indenture.
      In addition, the Company and its Restricted Subsidiaries may not, directly or indirectly, lease all or substantially all the properties or assets of the Company and its Restricted Subsidiaries considered as one enterprise, in one or more related transactions, to any other Person. Clause (3) above of this covenant will not apply to any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries.

Transactions with Affiliates
      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company or any of its Restricted Subsidiaries; and

(2) the Company delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant, and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among the Company and/or its Restricted Subsidiaries;

(2) payment of reasonable and customary fees to, and reasonable and customary indemnification and similar payments on behalf of, directors of the Company;

(3) Restricted Payments that are permitted by the provisions of the Indenture described above under the covenants described under the caption “— Restricted Payments” including, without limitation, payments included in the definition of “Permitted Investments”; and

(4) any sale of Equity Interests (other than Disqualified Stock) of the Company;

(5) the receipt by the Company of any capital contribution from its shareholders;

(6) transactions pursuant to agreements or arrangements in effect on the Issue Date and described in this registration statement, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified or supplemented or replaced, taken as a whole, is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreements or arrangements in existence on the Issue Date;

(7) payment by the Company of management or other similar fees to any of the Principals pursuant to any agreement or arrangement in an aggregate amount not to exceed $500,000 in any calendar year; and

(8) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with officers and employees of the Company or any of its Restricted Subsidiaries and the payment of compensation to officers and employees of the Company or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), so long as such agreement or payment has been approved by the Board of Directors of the Company.

Designation of Restricted and Unrestricted Subsidiaries
      The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by the Company or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described above under the caption “— Incurrence of Indebtedness,” and any lien on the property of the Restricted Subsidiary will be permitted to exist under the covenant described above under the caption “— Liens;”

(2) the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “— Restricted Payments”;

(3) the Subsidiary being so designated:

(a) except as permitted by the covenant described above under the caption “— Transaction with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(b) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(c) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation; and

(4) no Default or Event of Default would be in existence following such designation.
      Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements and such failure continues for a period of 30 days, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under the Indenture, the Company will be in default under the Indenture.
      The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness;”

(2) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described above under the caption “— Restricted Payments”;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the covenant described under the caption “— Liens”; and

(4) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances and Sales of Preferred Stock in Restricted Subsidiaries
      The Company will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Preferred Stock in any Restricted Subsidiary of the Company that is not a Guarantor to any Person (other than the Company or a Restricted Subsidiary of the Company), unless:

(1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interest in such Restricted Subsidiary owned by the Company and its Restricted Subsidiaries; and

(2) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”
      In addition, the Company will not permit any Restricted Subsidiary of the Company that is not a Guarantor to issue any of its Preferred Stock (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares or issuances of shares of Capital Stock of foreign Restricted Subsidiaries to foreign nationals, to the extent required by applicable law) to any Person other than to the Company or a Restricted Subsidiary of the Company.

Guarantees
      If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than an Immaterial Subsidiary) on or after the Issue Date, then that newly acquired or created Domestic Subsidiary must become a Guarantor of the Notes and execute a supplemental indenture and deliver an Opinion of Counsel with respect to such Guarantee. Any Immaterial Subsidiary that no longer meets the definition of Immaterial Subsidiary must become a Guarantor of the Notes in accordance with the following paragraph.
      The Company will not permit any Domestic Subsidiary (including any Immaterial Subsidiary), directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any other Restricted Subsidiary thereof unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers to the Trustee an Opinion of Counsel and a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee will be senior to, or pari passu with, such Subsidiary’s Guarantee of such other Indebtedness unless such other Indebtedness is Senior Debt, in which case the Guarantee of the Notes may be subordinated to the Guarantee of such Senior Debt to the same extent as the Notes are subordinated to such Senior Debt.
      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”
      The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale of all such Capital Stock of that Guarantor complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(2) if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary under the Indenture; or

(3) solely in the case of a Note Guarantee created pursuant to the second paragraph of this covenant, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to this covenant, except a discharge or release by or as a result of payment under such Guarantee.

Business Activities
      The Company will not, and will not permit any Restricted Subsidiary thereof to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Payments for Consent
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports
      The Company will furnish to the Trustee and, upon request, to the Holders a copy of all of the information and reports referred to in clauses (1) and (2) below, if such information and reports are not filed electronically with the Commission, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.
      After consummation of this Exchange Offer, whether or not required by the Commission, the Company will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Company were required to file those reports with the Commission.
      If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries or if any of the Company’s Subsidiaries are not Guarantors, then the Company will include a reasonably detailed discussion of the financial condition and results of operations of such Unrestricted Subsidiary, or if more than one, of such Unrestricted Subsidiaries, taken as a whole and of such non-Guarantor Subsidiaries taken as a whole, separately in each case, in the section of the Company’s quarterly and annual financial information required by this covenant under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and further, in the case of the non-Guarantor Subsidiaries, also include a presentation of the financial condition and results of operations of such non-Guarantor Subsidiaries on the face of the financial statements or in the footnotes thereto, separate from the financial condition and results of operations of the Company and its Restricted Subsidiaries.
      In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
Events of Default and Remedies
      Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes whether or not prohibited by the subordination provisions of the Indenture;

(2) default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the Notes, whether or not prohibited by the subordination provisions of the Indenture;

(3) failure by the Company or any of its Restricted Subsidiaries to consummate a purchase of the Notes when required by the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” or “— Repurchase at the Option of Holders — Asset Sales” or failure to comply with “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4) failure by the Company or any of its Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary) (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to make any payment when due at the final maturity of such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) failure by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee will be held in any judicial proceeding to be unenforceable or invalid or will cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, will deny or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency with respect to the Company, any Guarantor or any Restricted Subsidiary that is a Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).
      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Guarantor or any Restricted Subsidiary that is a Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the event of default; provided, however, that so long as any Indebtedness permitted to be Incurred pursuant to the Credit Agreement will be outstanding, that acceleration will not be effective until the earlier of (1) an acceleration of Indebtedness under the Credit Agreement; or (2) five Business Days after receipt by the Company, and Agent under the Credit Agreement of written notice of the acceleration of the Notes.
      In the event of a declaration or acceleration of the Notes because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the notes will be automatically annulled if the payment default or other default triggering such Event of Default pursuant to clause (5) above is remedied or cured by the Company or any of its Restricted Subsidiaries or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto and if (a) annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the Notes, have been cured or waived.
      Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Additional Interest) if it determines that withholding notice is in their interest.
      The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the Notes. The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.
      However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium or Additional Interest, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right will not be impaired or affected without the consent of the Holder.
      In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs during any time that the Notes are outstanding, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes, then the premium specified in the first paragraph of “— Optional Redemption” will also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.
      The Company is required to deliver to the Trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of

Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Legal Defeasance and Covenant Defeasance
      The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.
      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and all obligations of the Guarantors with respect to the Guarantees discharged, and; thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes or the Guarantees. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Notes.
      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default will have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, (1) assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder or the Trustee is deemed to be an “insider” of the Company under the United States Bankruptcy Code and the New York Debtor and Creditor Law, and assuming that the deposit is not otherwise deemed to be to or for the benefit of an “insider” of the Company under the United States Bankruptcy Code and the New York Debtor and Creditor Law, and assuming that no Holder or the Trustee is deemed to be an “initial transferee” or “mediate transferee” of a “transfer” within the meaning of Section 550 of the United States Bankruptcy Code, after the 123rd day following the deposit, the transfer of the trust funds pursuant to such deposit will not be subject to avoidance pursuant to Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Amendment, Supplement and Waiver
      Except as provided in the next two succeeding paragraphs, the Indenture, the Notes and the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Notes and the Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).
      Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes (other than any provision with respect to the covenant described under the caption “Repurchase at the Options of Holders — Asset Sales” or

“Repurchase at the Option of Holders — Change of Control” or “Merger, Consolidation and Sale of Assets”);

(3) reduce the rate of, or change the time for payment of, interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest, or premium or Additional Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the Notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9) except as otherwise permitted under the covenants described under the captions “— Certain Covenants — Guarantees,” consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under the Indenture; or

(10) make any change in the preceding amendment and waiver provisions.

      In addition, any amendment to or waiver of, any of the provisions of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Note Guarantee in any manner adverse to the Holders will require the consent of the Holders of at least 75% in the aggregate amount of the Notes then outstanding, otherwise the Company may not amend or waive any such provisions.
      Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under the Indenture of any such Holder, including the addition of any new Note Guarantee;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to comply with the provisions described under “— Certain Covenants — Guarantees,” including to reflect the release of a Guarantee of the Notes in accordance with the Indenture;

(7) to secure the Notes and/or Guarantees of the Notes;

(8) to evidence and provide for the acceptance of appointment by a successor Trustee; or

(9) to provide for the issuance of Additional Notes in accordance with the Indenture.

Satisfaction and Discharge
      The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default will have occurred and be continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.
      In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
Concerning the Trustee
      If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.
      The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
Certain Definitions
      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
      “Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

      “Affiliate” of any specified Person means (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (2) any executive officer or director of such specified Person. For purposes of this definition, “control,” as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” will have correlative meanings.
      “Applicable Premium” means, with respect to a Note at any date of redemption, the greater of (1) 1.0% of the principal amount of such Note and (2) the excess of (A) the present value at such date of redemption of (i) the redemption price of such Note at August 15, 2009 (such redemption price being described under “— Optional Redemption”) plus (ii) all remaining required interest payments due on such Note through August 15, 2009 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note.
      “Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets, other than a transaction governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets;” and

(2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares and shares issued to foreign nationals to the extent required by applicable law).
      Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets or Equity Interests having a Fair Market Value of less than $1.0 million;

(2) a transfer of assets or Equity Interests between or among the Company and its Restricted Subsidiaries;

(3) an issuance or sale of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of Cash Equivalents;

(6) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(7) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” and any Permitted Investments;

(8) any sale or disposition of any property or equipment that has become damaged, worn out, or obsolete; and

(9) the creation of a Lien not prohibited by the Indenture.
      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficial Owners”, “Beneficially Owns” and “Beneficially Owned” will have a corresponding meaning.
      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control” and “Continuing Directors,” a duly authorized committee thereof;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.
      “Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company and to be in full force and effect on the date of such certification.
      “Business Day” means any day other than a Legal Holiday.
      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.
      “Capital Stock” means:

(1) in the case of a corporation, any corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
      “Cash Equivalents” means:

(1) United States dollars, or in the case of a Subsidiary other than a Domestic Subsidiary, such local currencies held by it in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government, or any member state of the European Union in which the Company or any Subsidiary operates or anticipates operating within the 12 months, or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a rating at the time of acquisition thereof of P-1 or better from Moody’s Investors Service, Inc. or A-1 or better from Standard & Poor’s Rating Services;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition;

(6) securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America , or any member state of the European Union in which the Company or any Subsidiary operates or anticipates operating within the next 12 months, or by any political subdivision or taxing authority thereof, rated at least “A” by Moody’s Investors Service, Inc. or Standard &Poor’s Rating Services and having maturities of not more than six months from the date of acquisition;

(7) in the case of any Restricted subsidiary located in a country that is outside the United States and the European Union (in which the Company or its Restricted Subsidiary is operating or anticipates operating within the next 12 months), any substantially similar investment to the kinds described in clauses (1) through (6) of this definition obtained in the ordinary course of business and rated the lower of (i) at least P-1 by Moody’s or A-1 by S&P or the equivalent thereof and (ii) the highest ranking obtainable in the applicable jurisdiction; and

(8) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.
      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than to any of the Principals or Related Parties;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) prior to the first public offering of Common Stock of the Company, the Principals or the Related Parties cease to be the ultimate Beneficial Owners, directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, on a fully diluted basis, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company or a Parent, or any direct of indirect transfer of securities by the Company, or otherwise (for the avoidance of doubt, pro rata distributions in kind of Equity Interests of the Company by any Principal to its general and/or limited partners will be disregarded for this clause (3));

(4) on and following the first public offering of Common Stock of the Company, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than any of the Principals or Related Parties, becomes the ultimate Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Company;

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(6) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance), and any transaction where immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), becomes, directly or indirectly, the ultimate Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person.
      “Commission” means the U.S. Securities and Exchange Commission.
      “Common Stock” means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.

      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice;
in each case, on a consolidated basis and determined in accordance with GAAP.
      Solely for the purpose of determining the amount available for Restricted Payments under “— Certain Covenants — Restricted Payments,” notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Company and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.
      “Consolidated Net Assets” of any Person means, as of any date, the amount which in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available, less current liabilities; provided that, for purposes of determining Consolidated Net Assets, the principal amount of any intercompany Indebtedness that would otherwise be included in the definition of “current liabilities” under GAAP, will not be so included to the extent that such intercompany Indebtedness is expressly subordinated by its terms to the Indebtedness evidenced by the Notes and the Guarantees.
      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the specified Person or a Restricted Subsidiary thereof;

(2) Solely for the purpose of determining the amount available for Restricted Payments under “— Certain Covenants — Restricted Payments,” the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equity holders, unless such restriction has been waived: provided that Consolidated Net Income for such Restricted Subsidiary will be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Restricted Subsidiary in respect to such period, to the extent not already included therein;

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(4) the cumulative effect of a change in accounting principles will be excluded;

(5) the amortization or write off of fees and expenses incurred in connection with the acquisition or integration of a Permitted Business or assets used in a Permitted Business will be excluded;

(6) any net after tax gain (or loss) realized upon the sale or other disposition of any assets of the Company, its Consolidated Subsidiaries or any other Person (including pursuant to any sale-and- leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any net after tax gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person will be excluded;

(7) extraordinary gains or losses will be excluded;

(8) any non-cash compensation charge or expense realized from grants of stock, stock appreciation or similar rights, stock option or other rights to officers, directors and employees or the Company or any of its Restricted Subsidiaries will be excluded; and

(9) any unusual, nonoperating or nonrecurring gain, loss, charge or write-down of assets will be excluded.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors (i) with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (ii) the nominating committee of the Board of Directors so long as it consists of Continuing Directors appointed to serve on the nominating committee in accordance with the First Amended and Restated Investors Agreement dated February 10, 2005.
      “Credit Agreement” means that certain Third Amended and Restated First Lien Credit Agreement, dated as of May 17, 2005, by and among the Company and the other lenders named therein, providing for up to $30 million in term loan borrowings and up to $150 million of revolving credit borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced, restructured, increased, supplemented or refinanced in whole or in part from time to time, regardless of whether such amendment, restatement, modification, renewal, refunding, replacement, restructuring, increase, supplement or refinancing is with the same financial institutions or otherwise.
      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities, in each case with banks or other institutional lenders, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.
      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 123 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature. For the avoidance of doubt, the existing Preferred Stock is not Disqualified Stock.
      “Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code (a) whose primary operating assets are located outside the United States and (b) that is not subject to tax under Section 882(a) of the Internal Revenue Code of the United States because of a trade or business within the United States or (2) a Subsidiary of an entity described in the preceding clause (1).
      “Equity Offering” means any public or private placement of Capital Stock (other than Disqualified Stock) of the Company (other than pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company) to any Person other than any Subsidiary thereof.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “European Union” means the European Union or any successor thereto as constituted on the date of determination.
      “Existing Indebtedness” means the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement or under the Notes and the related Note Guarantees) in existence on the Issue Date after giving effect to the application of the proceeds of (1) the Notes and (2) any borrowings made under the Credit Agreement on the Issue Date, until such amounts are repaid.
      “Existing Preferred Stock” means the Company’s Series B Convertible Preferred Stock.
      “Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors of the Company, whose determination, unless otherwise specified below, will be conclusive if evidenced by a Board Resolution. Notwithstanding the foregoing, (1) the Board of Directors’ determination of Fair Market Value must be evidenced by a Board Resolution attached to an Officers’ Certificate delivered to the Trustee if the Fair Market Value exceeds $5.0 million and (2) the Board of Directors’ determination of Fair Market Value must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $25.0 million.

      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, excluding amortization of debt issuance costs and the expensing of any financing fees, but including original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company, in each case, on a consolidated basis and in accordance with GAAP.
      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.
      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4) consolidated interest expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the average rate in effect from the beginning of the applicable period to the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or,if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period; and

(5) if any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect in such calculation, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.
      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.
      “Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.
      “Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.
      “Guarantors” means:

(1) the Initial Guarantors; and

(2) any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;
and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.
      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

(3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.
      “Holder” means a Person in whose name a Note is registered.
      “Immaterial Subsidiary” means, as of any date of determination, any Restricted Subsidiary whose total assets as of the most recently completed fiscal quarter were less than $1.0 million and whose total revenues for the most recently completed 12-month fiscal period did not exceed $1.0 million; provided that a Restricted Subsidiary will not be deemed to be an Immaterial Subsidiary if (1) such Restricted Subsidiary directly or indirectly guarantees any Indebtedness of the Company or any other Subsidiary or (2) either the total assets or total revenues of such Restricted Subsidiary exceeds the amount set forth above.
      “Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” will have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock (to the extent provided for when the Indebtedness or Disqualified Stock or Preferred Stock on which such interest or dividend is paid was originally issued) will be considered an Incurrence of Indebtedness; provided that, in each case, the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of the Company or its Restricted Subsidiary as accrued.
      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) in respect of Capital Lease Obligations;

(5) in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable;

(6) representing Hedging Obligations;

(7) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;

(8) in the case of a Subsidiary of such Person, representing Preferred Stock valued at greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.
      In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person, and (z) Preferred Stock issued by any Restricted Subsidiary. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock, as applicable, as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the Indenture.
      The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.
      Notwithstanding the foregoing, the following items of Indebtedness will be permitted:

(1) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(2) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit in respect of workers’ compensation claims or self-insurance obligations or bid, performance or surety bonds (in each case, other than for an obligation for borrowed money);

(3) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or in the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(4) the Incurrence by the Company of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the Notes;

(5) any Indebtedness which has been defeased in accordance with GAAP; and

(6) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the amount so indemnified or otherwise Incurred does not exceed the gross proceeds actually received by the Company or any Restricted Subsidiary thereof in connection with such disposition.
      “Initial Guarantors” means all of the Domestic Subsidiaries of the Company.
      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.
      If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company that is a Guarantor such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company and a Guarantor, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.
      “Issue Date” means the date of original issuance of the Notes under the Indenture.
      “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or required by law, regulation or executive order to remain closed.
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.
      “Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.
      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or

(b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

      “Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of

(1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof,

(2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements,

(3) amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or is required to be paid as a result of such sale,

(4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP,

(5) in the case of any Asset Sale by a Restricted Subsidiary of the Company, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by the Company or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by the Company or any Restricted Subsidiary thereof; and

(6) appropriate amounts to be provided by the Company or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post- employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP;
provided that (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (b) amounts initially held in reserve pursuant to clause (6) no longer so held, will, in the case of each of subclause (a) and (b), at that time become Net Proceeds.
      “Note Guarantee” means a Guarantee of the Notes pursuant to the Indenture.
      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
      “Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.
      “Officers’ Certificate” means a certificate signed on behalf of the Company by at least two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements of the Indenture.
      “Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of the Company) that meets the requirements of the Indenture.

      “Permitted Business” means any business conducted or proposed to be conducted (as described in the offering memorandum) by the Company and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related or ancillary thereto.
      “Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(5) Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnifies and compensation payable thereunder;

(6) stock, obligations or securities received in satisfaction of judgments;

(7) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(8) commission, payroll, travel and similar advances to officers and employees of the Company or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with GAAP;

(9) Investments in any Person received in settlement of debts created in the ordinary course of business and owing to the Company or any of its Subsidiaries or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any debtor;

(10) Investments existing on the Issue Date;

(11) endorsements of negotiable instruments and documents in the ordinary course of business;

(12) acquisitions of assets, Equity Interests or other securities by the Company for consideration consisting of Equity Interests (other than Disqualified Stock) of the Company;

(13) Investments in the Notes;

(14) Investments in a joint venture engaged in a Permitted Business in an amount, together with any other amount under this clause (14), not to exceed 7.5% of the Company’s Consolidated Net Assets; and

(15) other Investments in any Person (provided that any such Person is not an Affiliate of the Company or is an Affiliate of the Company solely because the Company, directly or indirectly, owns Equity Interests in, or controls, such Person) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) since the Issue Date, not to exceed $10.0 million.

      “Permitted Liens” means:

(1) Liens on the assets of the Company, any Guarantor and any Restricted Subsidiary that is not a Domestic Subsidiary securing Senior Debt that was permitted by the terms of the Indenture to be Incurred;

(2) Liens in favor of the Company or any Restricted Subsidiary that is a Guarantor;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(5) Liens securing the Notes and the Note Guarantees;

(6) Liens existing on the Issue Date;

(7) Liens securing Permitted Refinancing Indebtedness; provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(8) Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that (a) the Incurrence of such Indebtedness was not prohibited by the Indenture and (b) such defeasance or satisfaction and discharge is not prohibited by the Indenture;

(9) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other kinds of social security, or to secure the payment or performance of tenders, bids, contracts (other than contracts for the payment of Indebtedness) or leases to which such Person is a party, statutory or regulatory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including lessee or operator obligations under statutes, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state or federal lands or waters);

(10) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(11) statutory liens of landlords, mechanics, suppliers, vendors, warehousemen, carriers or other like Liens arising in the ordinary course of business;

(12) prejudgment liens and judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceeding that may have been duly initiated for the review of such judgment has not been finally terminated or the period within which such proceeding may be initiated has not expired;

(13) Liens constituting survey exceptions, encumbrances, easements, and reservations of, and rights to others for, rights-of-way, zoning and other restrictions as to the use of real properties, and minor defects of title which, in the case of any of the foregoing, do not secure the payment of borrowed money, and in the aggregate do not materially adversely affect the value of the assets of the Company and its Restricted Subsidiaries, taken as a whole, or materially impair the use of such properties for the purposes of which such properties are held by the Company or such Subsidiaries;

(14) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is incurred or created (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred or created more than 180 days after the later of the date of acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien; and

(15) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding.
      “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value or liquidation preference, if applicable) of such Permitted Refinancing Indebtedness does not exceed the amount (or accreted value or liquidation preference,if applicable) the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued and unpaid interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date (or redemption date, if applicable) later than the final maturity date (or redemption date, if applicable) of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes, and is subordinated in right of payment to, the Notes on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the Notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or such Note Guarantees; and

(5) such Indebtedness is Incurred by either (a) the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (b) the Company; provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
      “Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.
      “Principals” means CapStreet II, L.P., CapStreet Parallel II, L.P. and TA Associates, Inc., TA IX L.P., TA/ Atlantic and Pacific IV L.P., TA/ Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors II, L.P.

      “Rating Agency” means Standard & Poor’s and Moody’s or if Standard & Poor’s or Moody’s, or both will not make a rating on any series of Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as testified by a resolution of the Board of Directors of the Company), which agency will be substituted for Standard & Poor’s or Moody’s or both, as the case may be.
      “Related Party” means (1) any Affiliate of any Principal, including any controlling stockholder, partner, member, Subsidiary or immediate family member (in the case of an individual) of any Principal, and including any equity fund advised by any such Person, but excluding any portfolio company of any such Person and (2) limited partners or members of any investment fund involved within the definition of “Principal” with respect to Equity Interests of the Company received as distributions in kind from such Principal; provided that, as a result of such distribution, no such limited partner or member will “control” the Company as such term is defined under the definition of “Affiliate.”
      “Replacement Assets” means (1) non-current assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary that is a Guarantor.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.
      “Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.
      “Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.
      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).
      “Subsidiary Guarantors” means:

(1) each direct or indirect Domestic Subsidiary of the Company on the date of the Indenture; and

(2) any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;
      “Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the Notes to August 15, 2009; provided, however, that if the then remaining term of the Notes to August 15, 2009 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term of the Notes to August 15, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
      “Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant described under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.
      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

FEDERAL INCOME TAX CONSIDERATIONS
Federal Income Tax Considerations of the Exchange of Outstanding Notes for New Notes
      The following discussion is a summary of certain federal income tax considerations relevant to the exchange of outstanding notes for new notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which may be subject to change at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of new notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.
      We believe that the exchange of outstanding notes for new notes should not be an exchange or otherwise a taxable event to a holder for United States federal income tax purposes. Accordingly, a holder should have the same adjusted issue price, adjusted basis and holding period in the new notes as it had in the outstanding notes immediately before the exchange.

PLAN OF DISTRIBUTION
      Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the outstanding notes if:

•	you acquire the new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such new notes.
      You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired outstanding notes directly from us.
      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. To date, the staff of the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of this registration statement, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date, all dealers effecting transactions in new notes may be required to deliver a prospectus.
      If you wish to exchange new notes for your outstanding notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer — Purpose and Effect of the Exchange Offer” and “— Procedures for Tendering — Your Representations to Us” in this prospectus. As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your outstanding notes in the exchange offer. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for outstanding notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such new notes.
      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market:

•	in negotiated transactions;

•	through the writing of options on the new notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale; and

•	at prices related to such prevailing market prices or negotiated prices.
Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 180 days after the effective date of this registration statement, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS
      Certain legal matters in connection with the issuance of the notes will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.
EXPERTS
      The consolidated financial statements of (i) Cardtronics, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and (ii) ATM Company (as defined in the notes to those financial statements) as of December 31, 2002 and 2003 and June 30, 2004, and for each of the years in the two-year period ended December 31, 2003 and for the six-month period ended June 30, 2004, have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The audit reports covering the December 31, 2004 financial statements of Cardtronics, Inc. and the December 31, 2003 financial statements of ATM Company refer to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003.
      The financial statements of Bank Machine (Acquisitions) Limited and its subsidiary as of and for the years ended December 31, 2004 and 2003, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, of London, England as stated in their report herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the differences between accounting principles generally accepted in the United Kingdom and accounting principles generally accepted in the United States of America, and the effect that the application of the latter would have on the determination of profit attributable to shareholders and of shareholders’ equity) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-4 with respect to the notes being offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the notes offered by this prospectus, please review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of this material can also be obtained from the public reference section of the SEC at prescribed rates, or accessed at the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room.
      Following the completion of the exchange offer, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We have agreed that, whether or not we are required to do so under the applicable rules and regulations, for so long as any of the notes remain outstanding we will comply with the reporting requirements of the Exchange Act and will file the applicable reports and information with the SEC, unless the SEC will not accept such filings. If the SEC will not accept these filings, we will post the reports referred to above on our website. Our website is located at www.cardtronics.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website, as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Information on our website is not a part of this prospectus. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address: Cardtronics, Inc., Attention: Chief Financial Officer, 3110 Hayes Road, Suite 300, Houston, Texas 77082, (281) 596-9988.
      In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes, in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.

CARDTRONICS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
      The unaudited pro forma condensed consolidated financial statements give effect to Cardtronics, Inc.’s acquisition of the ATM business of E*TRADE Access in June 2004, the acquisition of Bank Machine in May 2005, and the issuance and sale of the notes described in this registration statement.
      On June 30, 2004, we acquired substantially all of the ATM business of E*TRADE Access for approximately $106.9 million in cash. Such acquisition was funded entirely with borrowings under our existing bank credit facility in place at that time. On May 17, 2005, we acquired Bank Machine, an independent ATM operator in the United Kingdom, for approximately $92.0 million in cash and 35,221 shares, which we valued at $3.0 million, of our Series B Convertible Preferred Stock. The cash portion of the Bank Machine acquisition was funded entirely by borrowings under our recently amended bank credit facilities.
      The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004, gives effect to the E*TRADE Access acquisition and the Bank Machine acquisition as if each had occurred on January 1, 2004. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2005, gives effect to the Bank Machine acquisition as if it had occurred on January 1, 2004. No unaudited pro forma condensed consolidated balance sheet has been presented as the effects of the above transactions have been fully reflected in our September 30, 2005 condensed consolidated balance sheet included elsewhere in this registration statement.
      The E*TRADE Access and Bank Machine acquisitions have been accounted for using the purchase method of accounting and, accordingly, the tangible and intangible assets acquired and liabilities assumed in those transactions have been recorded at their estimated fair values. As noted above, the E*TRADE Access acquisition was consummated on June 30, 2004. Accordingly, the final purchase price allocation for such transaction has been reflected in our September 30, 2005 consolidated balance sheet included elsewhere in this registration statement. The preliminary purchase price allocation for the Bank Machine acquisition has also been reflected in our September 30, 2005 consolidated balance sheet included elsewhere in this registration statement. Such allocation is considered to be preliminary as we are still in the process of finalizing our valuation work on the acquired tangible and intangible assets. As such, there may be changes to such initial allocation as those efforts are finalized.
      Cardtronics’ historical consolidated statement of operations for the year ended December 31, 2004 was derived from our audited consolidated financial statements included elsewhere in this registration statement. Such audited statements also include the results of operations of the acquired E*TRADE Access business for the period from July 1, 2004 to December 31, 2004. Cardtronics’ historical condensed consolidated statement of operations for the nine months ended September 30, 2005 was derived from our unaudited interim condensed consolidated financial statements included elsewhere in this registration statement, and includes the results of operations of the acquired E*TRADE Access business for the entire period and the results of operations of the acquired Bank Machine business for the period from May 1, 2005 to September 30, 2005.
      The historical E*TRADE Access consolidated statement of operations for the six months ended June 30, 2004, was derived from the audited consolidated financial statements of E*TRADE Access included elsewhere in this registration statement. In accordance with an agreement with E*TRADE with respect to name use, the consolidated financial statements for the business formerly conducted by E*TRADE Access, Inc. appear under the name “ATM Company”.
      The historical Bank Machine consolidated statement of operations for the year ended December 31, 2004 was derived from the audited consolidated financial statements of Bank Machine included elsewhere in this registration statement. The historical Bank Machine consolidated statement of operations for the four months ended April 30, 2005 was derived from the unaudited consolidated financial statements of Bank Machine. Bank Machine’s historical consolidated financial statements were prepared using accounting principles generally accepted in the United Kingdom (“UK GAAP”) and British Pounds (“UK £” or “£”), and have been restated in U.S. dollars (“US $” or “$”) and in accordance with accounting principles generally

CARDTRONICS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accepted in the U.S. (“US GAAP”). Additionally, certain line items reported by Bank Machine in its historical consolidated financial statements have been reclassified and presented to conform to the method of presentation utilized by Cardtronics. Reference is made to the notes to the unaudited condensed consolidated pro forma financial statements for more information with respect to the UK to US GAAP adjustments.
      In converting Bank Machine’s consolidated statement of operations from UK £ to US $, all statement of operations captions were translated at the average exchange rates in effect for such periods. The average exchange rate utilized for the year ended December 31, 2004, was US $1.8315, and the average exchange rate utilized for the four months ended April 30, 2005, was US $1.8912. For the post-acquisition period from May 1, 2005 to September 30, 2005, the weighted average exchange rate was $1.8085.
      The unaudited pro forma condensed consolidated financial statements presented below are based on the assumptions and adjustments described in the accompanying notes. Such unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of what our results of operations would have been had the E*TRADE Access and Bank Machine acquisitions and the notes offering been consummated on the dates indicated, nor are they necessarily indicative of what our results of operations will be in future periods. The unaudited pro forma condensed consolidated financial statements contain only contractual cost savings associated with the E*TRADE Access acquisition and do not contain any adjustments to reflect anticipated cost savings or additional synergies anticipated as a result of the E*TRADE Access or Bank Machine acquisitions. Operating results for the nine months ended September 30, 2005 are not indicative of the results that may be expected for the year ending December 31, 2005. The unaudited pro forma condensed consolidated financial statements, and accompanying notes thereto, should be read in conjunction with the historical audited and unaudited financial statements, and accompanying notes thereto, of Cardtronics, E*TRADE Access and Bank Machine, all of which are included elsewhere in this registration statement.
      The unaudited pro forma condensed consolidated financial data should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data of Cardtronics, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited and unaudited consolidated financial statements and related notes for Cardtronics, E*TRADE Access, and Bank Machine, all of which are included elsewhere in this registration statement.

CARDTRONICS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(IN THOUSANDS)

			Bank Machine
	Cardtronics	E*TRADE	US GAAP ($)	Pro Forma
	Historical	Historical(a)	(See Note 1)	Adjustments	Notes	Pro Forma

Revenues	$192,915	$56,905	$28,596	$—		$278,416
Cost of revenues	152,207	50,681	15,890	(3,642)	3	215,136

Gross profit	40,708	6,224	12,706	3,642		63,280
Operating expenses:
Selling, general and administrative expenses	13,571	4,359	3,294	—		21,224
Depreciation and accretion expense	6,785	2,015	2,410	(2,020)	4	9,190
Amortization expense	5,508	2,835	2,666	(3,335)	4	7,674

Total operating expenses	25,864	9,209	8,370	(5,355)		38,088

Income (loss) from operations	14,844	(2,985)	4,336	8,997		25,192
Interest expense	7,050	26	2,827	11,680	2	21,583
Other (income) expense	228	(180)	—	—		48

Income (loss) before income taxes	7,566	(2,831)	1,509	(2,683)		3,561
Income tax provision	2,956	—	348	(2,090)	5	1,214

Net income (loss)	$4,610	$(2,831)	$1,161	$(593)		$2,347
Dividends on preferred stock	2,312	—	—	—		2,312

Net income (loss) available to common stockholders	$2,298	$(2,831)	$1,161	$(593)		$35

(a)	For the six months ended June 30, 2004.
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(IN THOUSANDS)

		Bank Machine
	Cardtronics	US GAAP ($)	Pro Forma
	Historical(a)	(See Note 1)(b)	Adjustments	Notes	Pro Forma

Revenues	$199,188	$10,184	$—		$209,372
Cost of revenues	155,504	6,035	—		161,539

Gross profit	43,684	4,149	—		47,833
Operating expenses:
Selling, general and administrative expenses	11,552	1,621	—		13,173
Depreciation and accretion expense	8,530	1,080	(403)	4	9,207
Amortization expense	5,689	730	(396)	4	6,023

Total operating expenses	25,771	3,431	(799)		28,403

Income from operations	17,913	718	799		19,430
Interest expense	14,224	1,010	953	2	16,187
Other (income) expense	882	—	—		882

Income (loss) before income taxes	2,807	(292)	(154)		2,361
Income tax provision	972	(53)	(79)	5	840

Net income (loss)	$1,835	$(239)	$(75)		$1,521
Dividends on preferred stock	1,328	—	—		1,328

Net income (loss) available to common stockholders	$507	$(239)	$(75)		$193

(a)	For the nine months ended September 30, 2005. Includes the results of the acquired Bank Machine business for the period May 1, 2005 through September 30, 2005.

(b)	For the four months ended April 30, 2005.
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)	The unaudited pro forma condensed consolidated financial statements combine the historical results of Cardtronics, E*TRADE Access and Bank Machine, and assume, for purposes of the pro forma statements of operations, that the E*TRADE Access and Bank Machine acquisitions, and the issuance and sale of the notes described in this registration statement, all occurred on January 1, 2004. The Company acquired E*TRADE Access on June 30, 2004; therefore, amounts associated with this acquisition are included in the Cardtronics’ historical consolidated financial statements subsequent to this date. Furthermore, the Company acquired Bank Machine on May 17, 2005, and utilized May 1, 2005 as the acquisition date for accounting purposes. Accordingly, amounts associated with this acquisition are included in Cardtronics’ historical consolidated financial statements subsequent to May 1, 2005.
The historical audited and unaudited consolidated financial statements of Bank Machine included elsewhere in this registration statement have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Reference is made to note 24 of the audited financials of Bank Machine for 2004 and note 12 of the unaudited consolidated financial statements of Bank Machine for more information on the differences between UK GAAP and US GAAP. The historical financial information of Bank Machine included in the unaudited pro forma condensed consolidated financial statements above is reflected in accordance with US GAAP. The following tables provide a reconciliation of the Bank Machine historical audited and unaudited consolidated financial statements prepared under UK GAAP to the Bank Machine financial information presented above under US GAAP:
Bank Machine (Acquisitions) Ltd.
Reconciliation of UK GAAP to US GAAP
Consolidated Statement of Operations
Year Ended December 31, 2004
(000’s)

	Bank Machine	US GAAP		Bank Machine	Bank Machine
	UK GAAP (£)	Adjustments (£)		US GAAP (£)	US GAAP ($)(1)

Revenues	£15,614	£—		£15,614	$28,596
Cost of revenues	8,676	—		8,676	15,890

Gross profit	6,938	—		6,938	12,706
Operating expenses:
Selling, general and administrative expenses	1,788	11	(b)	1,799	3,294
Depreciation and accretion expense	1,316	—		1,316	2,410
Amortization expense	806	650	(a)	1,456	2,666

Total operating expenses	3,910	661		4,571	8,370

Income (loss) from operations	3,028	(661)		2,367	4,336
Interest expense	1,481	63	(c)	1,544	2,827
Other (income) expense	—	—		—	—

Income (loss) before income taxes	1,547	(724)		823	1,509
Income tax provision/(benefit)	649	(459	)(d)	190	348

Net income (loss)	£898	£(265)		£633	$1,161

(1)	Converted to US $ at a rate of $1.8315 to £1.00 UK.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Bank Machine (Acquisitions) Ltd.
Reconciliation of UK GAAP to US GAAP
Unaudited Condensed Consolidated Statement of Operations
Four Months Ended April 30, 2005
(000’s)

	Bank Machine	US GAAP		Bank Machine	Bank Machine
	UK GAAP (£)	Adjustments (£)		US GAAP (£)	US GAAP ($)(1)

Revenues	£5,385	£—		£5,385	$10,184
Cost of revenues	3,191	—		3,191	6,035

Gross profit	2,194	—		2,194	4,149
Operating expenses:
Selling, general and administrative expenses	842	15	(b)	857	1,621
Depreciation and accretion expense	571	—		571	1,080
Amortization expense	269	117	(a)	386	730

Total operating expenses	1,682	132		1,814	3,431

Income (loss) from operations	512	(132)		380	718
Interest expense	509	25	(c)	534	1,010
Other (income) expense	—	—		—	—

Income (loss) before income taxes	3	(157)		(154)	(292)
Income tax provision/(benefit)	100	(128	)(d)	(28)	(53)

Net loss	£(97)	£(29)		£(126)	$(239)

(1)	Converted to US $ at a rate of $1.8912 to £1.00 UK.

(a)	UK GAAP requires intangible assets to be separately recognized in a business combination only if (i) they can be disposed of separately without disposing of the business of the entity, and (ii) if their value can be measured reliably on initial measurement.

Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS 141”), mandates the recognition of intangible assets in a business combination if (i) they arise from contractual rights or other legal rights or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged. Under SFAS 141, the Company established an additional £8,100,000 in intangible assets as part of the purchase price allocation process, with such amount being comprised of £7,800,000 in acquired merchant contract relationships and £300,000 for a covenant not to compete.

Under US GAAP, SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), requires that intangible assets with finite lives be amortized over their estimated useful lives in a manner that reflects the pattern in which the economic benefits of such intangible assets are expected to be consumed or otherwise used up. Accordingly, under US GAAP, the Company is amortizing the above merchant contract relationship intangible on an accelerated basis over an estimated useful life of approximately 12 years, and the non-compete covenant on a straight-line basis over a period of three years. Such amortization expense totaled £1,456,000 and £386,000 in 2004 and 2005, respectively.

Under FRS 10, UK GAAP requires that goodwill should be amortized over its useful economic life, which is generally presumed not to exceed 20 years. Accordingly, under UK GAAP goodwill is being amortized on a straight-line basis over an estimated useful life of 20 years.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under US GAAP, SFAS 142 requires that goodwill and intangibles with an indefinite life no longer be amortized but instead subject to an impairment test at least annually, and more frequently if conditions warrant. Accordingly, under US GAAP, no goodwill amortization was recorded during 2004 and 2005.

(b)	Under UK GAAP, there is no comprehensive requirement to accrue for vacation pay or other compensated absences during the same accounting period, although accrual in certain industries where it is common for all staff to take holiday at the same time is not prohibited.

Under US GAAP, in accordance with SFAS No. 43, Accounting for Compensated Absences (“SFAS 43”), an employer should accrue a liability for employees’ compensation for future absences if all of the following conditions are met: (i) the employer’s obligation relating to employees’ rights to receive compensation for future absences is attributable to employees’ services already rendered; (ii) the obligation relates to rights that vest or accumulate; (iii) payment of the compensation is probable; and (iv) the amount can be reasonably estimated. Under US GAAP, the vacation accrual relating to compensated absences was £26,000 as of April 30, 2005.

(c)	Under UK GAAP, payments made or received under the Company’s interest rate swap agreement are reflected as an increase or decrease to interest expense when incurred, and the fair market value of the swap is not reflected in the Company’s consolidated balance sheet.

Under US GAAP, the Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that all derivative instruments be recognized as assets or liabilities in the consolidated balance sheet and measured at fair value, regardless of the purpose or intent in holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or equity (as a component of other comprehensive income or loss), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as a fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income or loss in the consolidated balance sheet until the hedged item is recognized in earnings. The ineffective portion of the fair value changes is recognized in earnings immediately. Changes in the fair value of the underlying debt instrument are not recognized in net income or equity.

The Company has not designated its interest rate swap transaction as a hedge under SFAS 133. As a result, under US GAAP, such transaction is reflected in the consolidated balance sheet at its fair market value, with any resulting changes in that value being recorded in earnings in the applicable period. As of April 30, 2005 a derivative asset of £38,000 was reflected in the Company’s consolidated balance sheet. During the four months ended April 30, 2005, a £29,000 loss was included in the Company’s earnings reflecting the change in the fair value of such swap during that period. For the year ended December 31, 2004, such change in value resulted in a loss of £63,000.

(d)	Reflects the deferred tax effects of the above adjustments.

(2)	Reflects the incremental interest expense associated with the issuance and sale of the notes described in this registration statement, and the subsequent repayment of a portion of our existing bank debt, including the borrowings used to finance the Bank Machine acquisition in May 2005. The unaudited pro forma condensed consolidated statements of operations assume the simultaneous issuance and repayment occurred on January 1, 2004.
The debt capitalization structure assumed to be outstanding for all periods presented in the above pro forma financial statements is as follows (in thousands):

Long-term fixed rate notes reflected in this registration statement (net of discount)	$198,610
Revolving credit facility	34,925

Total pro forma long-term debt	$233,535

For purposes of computing the interest expense amounts associated with the above debt structure, a weighted-average rate of 8.92% has been utilized. Assuming an increase of 25 basis points in the floating borrowing rate under our bank credit facilities, pro forma interest expense would have increased by $87 and $65 for the year ended December 31, 2004 and nine months ended September 30, 2005, respectively.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Future maturities of our pro forma long-term debt are as follows (in thousands):

	Total	2005	2006	2007	2008	2009	Thereafter

Long-term debt	$233,535	$—	$—	$—	$—	$—	$233,535

The pro forma interest expense figures also reflect the amortization of approximately $6.0 million in deferred financing costs associated with the sale of the notes described in this registration statement. Such amount is reflected as being amortized over the 8-year estimated life of the notes. The historical unaudited condensed consolidated financial statements also reflect the subsequent pre-tax write-off of approximately $2.5 million in deferred financing costs which were incurred when we refinanced our existing bank credit facilities in May 2005, and the pre-tax write-off of approximately $0.9 million in deferred financing costs upon the successful completion of the notes offering in August 2005. However, such write-offs have been excluded from the accompanying unaudited pro forma condensed consolidated financial statements as such costs were incurred directly as a result of the refinancings of our existing bank credit facility as part of our Bank Machine acquisition and as a result of the sale of the notes described in this registration statement.

(3)	Reflects the contractual cost savings associated with transferring certain operating activities from the historical E*TRADE Access operating platform to our platform, effective January 1, 2004. Within our industry, many of the operating costs associated with running an ATM operation are easily transferred from one provider to the next in an acquisition, and such transfers typically occur within a very short period of time following the consummation of the acquisition. In many instances, the service providers are the same for both companies, thus further contributing to the relatively seamless transfer of service. In the case of the E*TRADE Access acquisition, our contracts for services such as transaction processing, armored courier service, cash management, and ATM maintenance were lower than that of the acquired E*TRADE Access operations. Additionally, because our contracts were already in place at the time of the acquisition, the related pro forma cost savings adjustments are considered to be factually supportable. Furthermore, such cost savings amounts are expected to have a continuing impact on our future results of operations.

(4)	Reflects the adjustments to the historical depreciation, accretion and amortization expense resulting from the effects of the purchase price allocations associated with the E*TRADE Access and Bank Machine acquisitions. We acquired E*TRADE Access as of June 30, 2004, therefore the pro forma adjustment reflects an adjustment to the historical depreciation, accretion and amortization expense for only the first six months of 2004. With respect to the Bank Machine acquisition, the pro forma adjustments relate to the 2004 results and the results for the four months ended April 30, 2005. The acquired tangible assets have a weighted-average remaining useful life of approximately 3.7 years and are being depreciated on a straight-line basis over such period of time. The acquired intangible customer contracts and relationships are estimated to have a 7-year life, after taking into consideration expected renewals, and are being amortized over such period on a straight-line basis, consistent with our past practice. Reference is made to the historical condensed consolidated financial statements of Cardtronics, Inc. as of September 30, 2005, included elsewhere in this registration statement for additional information on the Bank Machine purchase price allocation.

(5)	Reflects the adjustments to income taxes at the statutory rates of 37.1% for our US operations (34.0% federal and 3.1% state) and 30.0% for our UK operations.

CARDTRONICS, INC.
Annual Financial Statements
December 31, 2004 and 2003
(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Cardtronics, Inc.:
      We have audited the accompanying consolidated balance sheets of Cardtronics, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ deficit and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardtronics, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations on January 1, 2003.
/s/ KPMG LLP
Houston, Texas
March 28, 2005

CARDTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and 2003
(000’s, except share and per share info)

	December 31,

	2004	2003

Assets
Current assets:
Cash and cash equivalents	$1,412	$5,554
Accounts receivable, net of allowance for doubtful accounts of $558 and $69 as of December 31, 2004 and 2003, respectively	10,895	4,738
Notes receivable short-term, net of allowance for doubtful notes short-term of $156 and $239 as of December 31, 2004 and 2003, respectively	578	785
Inventory	2,609	1,748
Prepaid, deferred costs, and other current assets	2,503	1,777
Deferred tax asset	2,412	1,303

Total current assets	20,409	15,905
Restricted cash	32	32
Notes receivable, net of allowance for doubtful notes of $7 and $148 as of December 31, 2004 and 2003, respectively	155	706
Property and equipment, net	44,992	24,136
Intangible assets, net	43,077	23,361
Goodwill	84,977	—
Prepaid and other assets	1,667	294

Total assets	$195,309	$64,434

Liabilities and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt and notes payable	$15,000	$—
Current portion of other long-term liabilities	1,176	55
Accounts payable	2,397	992
Accounts payable to affiliates	308	300
Accrued liabilities	22,063	10,532
Income tax payable	46	28

Total current liabilities	40,990	11,907
Long-term liabilities:
Long-term debt, net of current portion and related discount	113,541	31,371
Deferred tax liability	6,231	2,060
Other long-term liabilities	13,047	4,733

Total liabilities	173,809	50,071

Series A redeemable preferred stock, $0.0001 par value; 17,500 shares authorized; 17,500 shares issued and outstanding at December 31, 2004 and 2003 and liquidation value of $24,521 and $22,209 at December 31, 2004 and 2003, respectively	23,634	21,322
Minority interest in subsidiary	30	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 2,500,000 shares authorized; 2,373,398 shares issued at December 31, 2004 and 2003; 2,303,257 and 2,294,048 outstanding at December 31, 2004 and 2003, respectively	—	—
Subscriptions receivable (at face value)	(1,862)	(2,305)
Additional paid-in capital	—	1,039
Accumulated other comprehensive income, net	886	—
Retained earnings (Accumulated deficit)	(329)	(4,797)
Treasury stock; 70,141 and 79,350 shares at cost at December 31, 2004 and 2003, respectively	(859)	(896)

Total stockholders’ deficit	(2,164)	(6,959)

Total liabilities and stockholders’ deficit	$195,309	$64,434

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004, 2003 and 2002
(000’s, except share and per share info)

	Years Ended December 31,

	2004	2003	2002

Revenues:
ATM operating revenues	$182,711	$101,950	$59,183
ATM product sales and other revenues	10,204	8,493	9,603

Total revenues	192,915	110,443	68,786
Cost of revenues:
Cost of ATM operating revenues	143,504	80,286	49,134
Cost of ATM product sales revenues	8,703	7,903	8,984

Total cost of revenues	152,207	88,189	58,118
Gross profit (exclusive of depreciation shown separately below)	40,708	22,254	10,668
Operating expenses:
Selling, general and administrative expenses (includes amortization of stock-based compensation of $0.9 million, $1.6 million and $0 in 2004, 2003 and 2002, respectively, and the write-off of $1.7 million in deferred registration costs in 2004)	13,571	7,229	6,142
Depreciation and accretion expense	6,785	3,632	1,650
Amortization expense	5,508	3,842	1,641

Total operating expenses	25,864	14,703	9,433
Income from operations	14,844	7,551	1,235
Other expenses:
Interest expense (includes amortization and write-off of financing costs of $2.9 million, $1.7 million and $0.2 million in 2004, 2003 and 2002, respectively	7,050	3,346	881
Minority interest in subsidiary	19	—	—
Other	209	106	58

Total other expenses	7,278	3,452	939
Income before income taxes and cumulative effect of change in accounting principle	7,566	4,099	296
Income tax provision	2,956	1,511	154

Income before cumulative effect of change in accounting principle	4,610	2,588	142
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit of $80	—	134	—

Net income	4,610	2,454	142
Preferred stock dividends and accretion expense	2,312	2,089	1,880

Net income (loss) available to common stockholders	$2,298	$365	$(1,738)

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2004, 2003 and 2002
(000’s)

				Retained	Accumulated
		Additional		Earnings	Other
	Common	Paid-in	Treasury	(Accumulated	Comprehensive	Subscriptions
	Stock	Capital	Stock	Deficit)	Income	Receivable	Total

Balances — December 31, 2001	$—	$409	$(6,257)	$(1,216)	$—	$—	$(7,064)
Issuance of capital stock	—	(370)	2,361	(1,985)	—	—	6
Repurchase of stock options	—	(39)	—	—	—	—	(39)
Repurchase of capital stock	—	—	(74)	—	—	—	(74)
Dividends on preferred stock	—	—	—	(1,880)	—	—	(1,880)
Net income	—	—	—	142	—	—	142

Balances — December 31, 2002	$—	$—	$(3,970)	$(4,939)	$—	$—	$(8,909)

Issuance of restricted stock	—	—	941	—	—	(941)	—
Issuance of capital stock	—	—	2,133	(769)	—	(1,364)	—
Dividends on preferred stock	—	(546)	—	(1,543)	—	—	(2,089)
Non-cash compensation charges	—	1,585	—	—	—	—	1,585
Net income	—	—	—	2,454	—	—	2,454

Balances — December 31, 2003	$—	$1,039	$(896)	$(4,797)	$—	$(2,305)	$(6,959)

Issuance of capital stock	—	27	37	—	—	443	507
Dividends on preferred stock	—	(2,153)	—	(159)	—	—	(2,312)
Tax benefit from stock option exercises	—	184	—	—	—	—	184
Non-cash compensation charges	—	903	—	53	—	—	956
Distributions	—	—	—	(36)	—	—	(36)
Comprehensive income:
Net income	—	—	—	4,610	—	—	4,610
Unrealized gain on cash flow hedges, net of tax of $566	—	—	—	—	886	—	886

Total comprehensive income	—	—	—	—	—	—	5,496

Balances — December 31, 2004	$—	$—	$(859)	$(329)	$886	$(1,862)	$(2,164)

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2003 and 2002
(000’s)

	Years Ended December 31,

	2004	2003	2002

Cash flows from operating activities:
Net income	$4,610	$2,454	$142
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion expense	12,293	7,474	3,291
Amortization of deferred financing costs	2,894	1,717	153
Non-cash compensation expense	956	1,585	—
Deferred income taxes	2,887	1,429	154
Minority interest	19	—	—
Loss on sale of assets	209	106	58
Cumulative effect of change in accounting principle, net	—	134	—
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable, net	(4,344)	(2,163)	658
(Increase) decrease in prepaid, deferred costs and other current assets	(407)	(1,205)	256
Decrease in inventory	487	523	1,293
Decrease in notes receivable, net	758	959	1,258
(Increase) decrease in other assets	79	(22)	(248)
Decrease in income tax receivable	—	—	307
Increase (decrease) in accounts payable	(4,349)	413	(3,701)
Increase in accrued liabilities	2,107	6,747	791
Increase in other liabilities	2,267	1,478	79

Net cash provided by operating activities	20,466	21,629	4,491
Cash flows from investing activities:
Additions to property and equipment	(19,747)	(7,300)	(2,281)
Sale of property and equipment	446	335	20
Acquisition of E*TRADE Access, Inc. ATM portfolio, net of cash acquired	(98,730)	—	—
Additions to property and equipment related to acquisitions	—	(6,283)	(5,923)
Acquisition of merchant contracts and other intangibles	(895)	(16,415)	(6,839)

Net cash used in investing activities	(118,926)	(29,663)	(15,023)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	136,041	42,500	13,650
Repayments of long-term debt and capital leases	(38,925)	(29,863)	(4,206)
Issuance of Series A preferred stock	—	—	1,900
Redemption of Series A preferred stock	—	—	—
Issuance of Series B preferred stock	—	—	—
Issuance of capital stock	64	—	6
Purchase of capital stock	—	—	(73)
Purchase of stock options	—	—	(39)
Repayment of subscription receivables	443	—	—
Distributions	(36)	—	—
Debt issuance costs	(3,269)	(2,233)	(497)

Net cash provided by financing activities	94,318	10,404	10,741

Net increase (decrease) in cash and cash equivalents	(4,142)	2,370	209
Cash and cash equivalents at beginning of period	5,554	3,184	2,975

Cash and cash equivalents at end of period	$1,412	$5,554	$3,184

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,517	$1,666	$580
Cash paid (refunded) for income taxes	327	39	(329)
See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Business and Summary of Significant Accounting Policies

(a)	Description of Business
      Cardtronics, Inc. (the Company) owns and operates approximately 24,500 automated teller machines (ATMs) in all 50 states. The Company is the largest owner and operator of ATMs in the United States and provides ATM management and equipment-related services to national and regional retail chains as well as smaller retailers and operators of facilities such as shopping malls and airports. The Company typically enters into multi-year contractual relationships with its merchant customers.
      In June 2004, the Company acquired the majority of the ATM operations of E*TRADE Access, Inc., an indirect wholly owned subsidiary of E*TRADE Financial Corporation, for approximately $106.9 million in cash (the E*TRADE acquisition). Such acquisition more than doubled the Company’s ATM portfolio from approximately 12,000 ATMs to the 24,500 level noted above (note 2).

(b)	Organizational History
      The Company was originally formed in 1989 and operated under the name Cardpro, Inc. In June 2001, CapStreet II, L.P. and CapStreet Parallel II, L.P. (together with The CapStreet Group, LLC, The CapStreet Group) acquired a majority of the outstanding stock of Cardpro, Inc. At the time of The CapStreet Group investment, Cardpro, Inc. was converted into a Delaware limited partnership and renamed Cardtronics, LP. Also, in June 2001, Cardtronics Group, Inc. was incorporated under the laws of the state of Delaware to act as a holding company, with Cardtronics Group, Inc. indirectly owning 100% of the equity of Cardtronics, LP. In January 2004, the Company changed its name from Cardtronics Group, Inc. to Cardtronics, Inc.
      At the time of The CapStreet Group investment, the Company also issued $12.5 million of Series A preferred stock to The CapStreet Group. During 2001 and 2002, the Company sold an additional $5.0 million of Series A preferred stock to The CapStreet Group (note 8).
      In February 2005, the Company issued $75.0 million of Series B preferred stock to a new investor, TA Associates. The proceeds of the offering were utilized to redeem all of the Company’s outstanding Series A preferred stock, including all accrued and unpaid dividends, redeem a portion of the Company’s outstanding common stock, and pay expenses incurred in connection with the offering (note 20).

(c)	Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Cardtronics GP, Inc., the general partner, and Cardtronics LP, Inc., the limited partner, of Cardtronics, LP, a limited partnership and the principal operating entity that holds all of the Company’s operating assets. The consolidated financial statements also include the accounts of ATM Ventures LLC (ATM Ventures), a limited liability company that the Company controls through a 50% ownership interest in such entity. The remaining 50% ownership interest has been reflected as a minority interest in the accompanying consolidated financial statements.
      All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation. Significant accounts and transactions between the Company, including its subsidiaries, and its directors and officers are disclosed as related party transactions (note 4).
      Certain reclassifications have been made to previously reported amounts in the accompanying consolidated financial statements to conform to the current year presentation.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Cash and Cash Equivalents
      For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash in bank and short-term deposit sweep accounts.
      The Company had a restricted cash balance in the amount of $32,084 and $31,660 at December 31, 2004 and 2003, respectively, pursuant to an agreement that requires the Company to maintain a $25,000 certificate of deposit at one of the banks utilized to provide cash for the Company’s ATMs.

(e)	ATM Cash Management Program
      The Company relies on agreements with two banks to provide it with the cash that it uses in those ATMs in which the related merchants do not provide their own cash. The Company pays a fee for its usage of this cash based on the total amount of cash outstanding at any given time, as well as fees related to the bundling and preparation of such cash prior to it being loaded in the ATMs. At all times during its use, the cash remains the sole property of the cash provider(s), and the Company is unable to and prohibited from obtaining access to such cash. Pursuant to the agreement under which the vast majority of the Company’s ATM cash needs are met, the cash provider must provide 360 days prior written notice to the Company to terminate the agreement and remove its cash from the ATMs. Under the other agreement, the provider has the right to demand the return of all or any portion of its cash at any point in time upon the occurrence of certain events beyond the Company’s control. Based on the foregoing, such cash, and the related obligations, are not reflected in the accompanying consolidated financial statements.
      The amount of cash in the Company’s ATMs was approximately $385.2 and $237.7 million at December 31, 2004 and 2003, respectively.

(f)	Accounts Receivable
      Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks for ATM transaction revenues earned on transactions processed during the month ending on the balance sheet date. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly and determines the allowance based on an analysis of its past due accounts. All balances over 90 days past due are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(g)	Notes Receivable
      Notes receivable relate to ATM financing arrangements with terms that typically exceed one year. At the beginning of 2002, the Company discontinued financing the sale of ATMs through the notes receivable program for periods greater than one year. However, the Company will still, in limited circumstances, finance the sale of ATMs for periods less than one year.
      These notes typically bear interest at an implicit rate ranging from 8% to 10% that is recognized over the life of the note. The ATMs that are financed pursuant to these arrangements serve as collateral for the notes receivable.
      The allowance for doubtful notes is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes portfolio. The allowance is determined by using historical rates of default and extrapolating that data over the notes portfolio. Notes are written off against the allowance when all possible means of collection have been exhausted, and the potential for recovery is considered remote.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)	Inventory
      Inventory consists principally of used ATMs, ATM spare parts and ATM supplies and is stated at the lower of cost or market. Cost is determined using the average cost method. The following is a breakdown of the Company’s primary inventory components as of December 31, 2004 and 2003 (in thousands):

	December 31,

	2004	2003

ATMs	$1,021	$1,155
ATM parts and supplies	1,588	593

Total	$2,609	$1,748

(i)	Property and Equipment, net
      Property and equipment are stated at cost and depreciation is calculated using the straight-line method. Equipment is depreciated over three to seven years. Leasehold improvements and property acquired under capital leases are amortized over the useful life of the asset or the lease term, whichever is shorter. The cost of property and equipment held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Also included in property and equipment are new ATMs the Company has acquired for future installation. Such ATMs are held as “deployments in process” and are not depreciated until actually installed. Depreciation expense for property and equipment for 2004, 2003 and 2002 was $6.5 million, $3.5 million, and $1.7 million, respectively. See note 1(m) regarding asset retirement obligations associated with the Company’s ATMs.

(j)	Intangible Assets, net
      Intangible assets include portfolios of merchant contracts/relationships acquired in connection with acquisitions of ATM assets (i.e., the right to receive future cash flows related to ATM transactions occurring at these merchant locations), exclusive license agreements (i.e., the right to be the exclusive ATM service provider, at specific locations, for the time period under contract with a merchant customer), and deferred financing costs relating to the Company’s credit agreements (note 11).
      The purchase price of each acquired portfolio is based on the pool of underlying contracts acquired. The estimated fair value of each portfolio is based on a composite of the estimated net cash flows and useful lives of the underlying pool of contracts/relationships, including expected renewals. The merchant contracts/relationships comprising each acquired portfolio are typically homogenous in nature with respect to the underlying contractual terms and conditions. Accordingly, the Company pools the merchant contracts/relationships of each acquired portfolio into a single intangible asset for purposes of computing the related amortization expense and assessing the need for any potential impairment charges. Each pool is then amortized on a straight-line basis over its estimated remaining useful life. The estimated useful life of each pool of merchant contracts/relationships is determined by management of the Company and is based on a review of the weighted average life of the expected after-tax cash flows from the underlying merchant contracts/relationships, including expected renewal rates, and the terms of the contracts themselves. Because estimated renewal terms are taken into consideration both in valuing and estimating the remaining useful life of each pool, the straight-line method of amortization most accurately reflects the pattern in which the economic benefits of the pool (but not necessarily each individual contract/relationship) are consumed. Estimated useful lives for all intangibles range from four to ten years. Amortized deferred financing costs are recognized as interest expense.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During 2004, 2003 and 2002, the Company’s amortization of intangible assets totaled $5.5 million, $3.8 million and $1.6 million, respectively. As of December 31, 2004, estimated amortization expense for each of the five succeeding years was as follows (in thousands):

	Amortization expense for the next five Years

	2005	2006	2007	2008	2009

Contract intangibles	$5,697	$5,588	$5,543	$5,543	$5,172
Exclusive license agreements	209	209	209	148	144

Total	$5,906	$5,797	$5,752	$5,691	$5,316

      Estimated future amortization expense is based on intangible amounts recorded as of December 31, 2004.

(k)	Income Taxes
      The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes, which are based on temporary differences between the amount of taxable income and income before provision for income taxes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at current income tax rates. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(l)	Impairment of Long-Lived Assets and Goodwill
      The Company places significant value on the installed ATMs that it owns and manages in merchant locations and the portfolio of merchant contracts/relationships. In accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment, and purchased contract intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. A portfolio of purchased contract intangibles could be impaired if the contract attrition rate is materially more than the rate used to estimate its present value, or there is a decline in the number of transactions without a corresponding increase in the revenue collected per transaction. Whenever events or changes in circumstances indicate that a portfolio of merchant contracts/relationships may be impaired, the Company evaluates the recoverability of the portfolio by measuring its carrying amount against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The Company does not believe that any impairment of its intangibles or other long-lived assets has occurred.
      In connection with the E*TRADE acquisition, the Company recorded approximately $85.0 million in goodwill (note 2). In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company reviews the carrying amount of its goodwill for impairment at least annually, and more frequently if conditions warrant. Pursuant to SFAS No. 142, goodwill should be tested for impairment at the reporting unit level. In the Company’s case, there are no separate reporting units other than the consolidated entity itself. Accordingly, the Company’s 2004 goodwill impairment test was performed at the consolidated entity level. As part of that impairment process, the Company compared the estimated fair value of the consolidated entity with the carrying value of the Company’s net assets, including goodwill, as of December 31, 2004, and determined that no goodwill impairment existed as of such date.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(m)	Asset Retirement Obligations
      The Company changed its method of accounting for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003. SFAS No. 143 requires the Company to estimate the fair value of future retirement costs associated with its ATMs. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and can be reasonably estimated. Such asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s estimated useful life. Fair value estimates of liabilities for asset retirement obligations generally involve discounted future cash flows. Periodic accretion of such liabilities due to the passage of time is recorded as an operating expense in the accompanying consolidated financial statements. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the liability recorded.
      The initial adoption of SFAS No. 143 resulted in the recognition of: (i) liabilities amounting to approximately $1.6 million for contingent retirement obligations under certain merchant contracts (included in other long-term liabilities in the accompanying consolidated balance sheet); (ii) asset retirement costs amounting to approximately $1.6 million (included in property and equipment in the accompanying consolidated balance sheet); and (iii) a charge for the cumulative effect of the change in accounting principle amounting to $0.1 million (net of related income tax benefit of $0.08 million). Accretion expense related to liabilities for contingent retirement obligations (included in depreciation and accretion on the Company’s consolidated statement of operations) amounted to $0.3 million for the year ended December 31, 2004 and $0.2 million for the year ended December 31, 2003. At December 31, 2004, the liability for contingent retirement obligations totaled $5.3 million, and was reflected in other long-term liabilities in the accompanying consolidated balance sheet.

(n)	Use of Estimates in the Preparation of Financial Statements
      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include the carrying amount of intangibles and valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those assumed in the Company’s estimates.

(o)	Revenue Recognition
      Substantially all of the Company’s revenues are generated from ATM transaction-based fees and services, which include surcharge fees, interchange fees, branding fees and monthly fees. Transaction-based fees are recognized at the time the ATM transactions are processed and service fees are recognized at the time the service is performed. The Company offers a maintenance service agreement to certain customers purchasing ATMs. The Company recognizes service agreement revenues monthly as earned, and expenses relating to repairs under service agreements as incurred. The Company recognizes revenues related to the sale of ATMs when the equipment is delivered to the merchant customer and the Company has completed all required installation and set-up procedures.
      The Company’s other revenues are derived from sales of equipment to associate value-added resellers (VARs). The Company does not expect to generate future ATM service revenues from these transactions, and, accordingly, segregates the presentation of these revenues from the Company’s ATM transaction-based revenues. The Company recognizes and invoices revenues related to the sale of equipment to VARs when the equipment is shipped from the manufacturer to the VAR. The Company extends 30-day terms and receives payment directly from the VAR irrespective of the ultimate sale to a third party.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(p)	Stock Based Compensation
      The Company currently accounts for its stock-based compensation plan in accordance with the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and as currently permitted by SFAS No. 123, Accounting for Stock-Based Compensation,and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123. Compensation cost related to stock options issued to employees is calculated on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense is then recognized on a graded basis over the vesting period, generally four years.
      The accompanying consolidated financial statements include compensation expense amounts relating to a restricted stock grant that was granted in 2003 and subsequently modified in 2004 (note 4), and certain options granted in 2004. Such compensation expense amounts totaled approximately $0.9 million, $1.6 million, and $0 for the years ended December 31, 2004, 2003 and 2002, respectively.
      Had compensation cost for the Company’s plan been determined based on the fair value method at the grant dates, as specified in SFAS No. 123, the Company’s net earnings would have been reduced to the following pro forma amounts (in thousands, except per share info):

	Years Ended
	December 31,

	2004	2003	2002

Net income, as reported	$4,610	$2,454	$142
Add: Stock-based employer compensation expense included in reported net income, net of tax	12	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(59)	—	—

Net income, as adjusted	4,563	2,454	142
Dividends on preferred stock	2,312	2,089	1,880

Net income (loss) available to common stockholders, as adjusted	$2,251	$365	$(1,738)

      Additional information regarding the Company’s stock option plan is included in note 3.

(q)	Derivative Instruments
      The Company utilizes derivative financial instruments to hedge its exposure to changing interest rates, especially as it relates to the Company’s ATM cash management activities. The Company does not enter into derivative transactions for speculative or trading purposes.
      All derivatives are recognized on the consolidated balance sheet at fair value. As of December 31, 2004 and March 31, 2005, all of the Company’s derivative transactions were considered to be cash-flow hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, changes in the fair values of such derivatives have been reflected in the accumulated other comprehensive income account in the accompanying consolidated balance sheet. See note 15 for more details on the Company’s derivative financial instrument transactions.

(r)	Comprehensive Income
      Comprehensive income includes unrealized gains associated with the Company’s interest rate hedging activities, and is presented in the accompanying consolidated statements of stockholders’ deficit.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting comprehensive income and its components in the financial statements. Accumulated other comprehensive income is displayed as a separate component of stockholders’ deficit in the accompanying consolidated balance sheets and consisted entirely of unrealized gains, net of related income taxes, related to changes in the fair values of the Company’s interest rate swap derivative transactions.

(s)	New Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, a revision of SFAS No. 123. SFAS 123R eliminates the intrinsic value method of accounting for stock-based compensation, as currently allowed under APB Opinion No. 25, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value of such awards on their grant date (with limited exceptions). Because the Company has historically utilized the minimum value method of measuring equity share option values for pro forma disclosure purposes under SFAS 123, it will adopt the provisions of SFAS 123R effective January 1, 2006 using the prospective transition method. Accordingly, the Company will recognize compensation expense for all new awards that are granted and existing awards that are modified subsequent to December 31, 2005. For those awards issued and still outstanding prior to December 31, 2005, the Company will continue to account for such awards pursuant to APB Opinion No. 25 and its related interpretive guidance.
      The Company estimates that the effect on net income and earnings per share in the periods following adoption of SFAS 123R will be consistent with the pro forma disclosures under SFAS 123, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS 123R. Additionally, the actual effect on net income and earnings per share will vary depending upon the number of options granted subsequent to December 31, 2005, as compared to prior years. Further, the Company has not yet determined the actual model that will be used to calculate fair value under SFAS 123R.

(t)	Working Capital Deficit
      The Company’s surcharge and interchange revenues are typically collected in cash on a daily basis or within a very short period of time subsequent to the end of each month. However, the Company typically pays its vendors, including certain of its merchant customers, within 30 days subsequent to the end of each month. Accordingly, the Company will typically utilize the excess cash flow generated from such timing differences to fund its capital expenditure needs or to repay amounts outstanding under its revolving line of credit (which is reflected as a long-term liability in the accompanying consolidated balance sheets). Accordingly, this scenario, when coupled with the fact that the Company’s current liabilities also reflect amounts due within the next twelve months under the Company’s term loan facility, will typically cause the Company’s balance sheet to reflect a working capital deficit position. The Company considers such a presentation to be a normal occurrence within the confines of the Company’s ongoing operations, as outlined above.

(2)	Acquisitions
Acquisition of E*TRADE Access, Inc. ATM Portfolio
      As mentioned in note 1, the Company completed the E*TRADE acquisition on June 30, 2004, for approximately $106.9 million in cash. Such amount was funded through borrowings under the Company’s amended and restated term loan and revolving line of credit agreement (note 11).
      As a result of the acquisition, the Company increased the number of ATMs that it owns and operates to approximately 24,500 machines, making it the largest independent operator of ATMs in the United States.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The results of operations of the acquired E*TRADE ATM portfolio have been included in the Company’s consolidated statement of operations for the period subsequent to the June 30, 2004 acquisition date.
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (amounts in thousands). Pursuant to SFAS No. 141, Business Combinations, the total purchase consideration was allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition. Such allocation resulted in goodwill of approximately $85.0 million, which was assigned at the enterprise level. Such goodwill is also expected to be deductible for income tax purposes over a period of 15 years.

Cash	$8,137
Trade accounts receivable, net	574
Surcharge and interchange receivable	1,240
Inventory	395
Other current assets	319
Property and equipment	8,496
Intangible assets subject to amortization (10 year weighted-average life)	23,954
Goodwill	84,977

Total assets acquired	128,092
Accounts payable	(5,762)
Accrued liabilities	(9,204)
Other long-term liabilities	(6,258)

Total liabilities assumed	(21,224)

Net assets acquired	$106,868

      The above purchase price allocation is preliminary pending the resolution of certain contingent pre-acquisition items. Such contingent items, which relate to certain pre-existing legal disputes associated with the acquired E*TRADE ATM portfolio, could result in changes to the above purchase price allocation resulting from the establishment of additional accruals. At this point, it is too soon to predict the outcome of such disputes, or the amount (if any) of the potential incremental accruals that may be necessary.
      The intangible assets subject to amortization are comprised entirely of the acquired merchant contracts/relationships associated with the E*TRADE ATM portfolio. The $24.0 million value assigned to such contracts/relationships was determined by an independent appraisal firm that specializes in such matters. The intangible assets established as part of the E*TRADE acquisition are being amortized on a straight-line basis, in accordance with the Company’s previously disclosed policy, over an estimated useful life of 10 years.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table presents the unaudited pro forma combined results of operations of the Company and the acquired E*TRADE ATM portfolio for the years ended December 31, 2004 and 2003, after giving effect to certain pro forma adjustments. These unaudited pro forma results assume that the acquisition occurred on January 1, 2003, and are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on such date. Furthermore, such pro forma results are not necessarily indicative of the future results to be expected for the consolidated operations (in thousands, except per share data).

	2004	2003

Revenues	$249,820	$226,483
Income from continuing operations	18,021	13,654
Net income applicable to common shareholders	4,294	759
Basic income per share	$1.87	$0.37
2003 Portfolio Acquisitions
      During 2003, the Company acquired more than 1,200 merchant contracts/relationships representing approximately 3,690 ATMs through four separate ATM asset acquisitions. The cost of the acquisitions totaled $23.5 million and the purchase price was allocated $6.3 million to ATM equipment, $0.7 million to inventory and $16.5 million to merchant contracts/relationships. Total consideration paid represented the fair value of the ATM assets as of the acquisition dates.
2002 Portfolio Acquisitions
      During 2002, the Company acquired a total of 30 merchant contracts/relationships representing approximately 1,125 ATMs through two separate ATM asset acquisitions. The cost of the acquisitions totaled $13.1 million and the purchase price was allocated $5.9 million to ATM equipment, $0.4 million to inventory and $6.8 million to merchant contracts/relationships. Total consideration paid represented the fair value of the ATM assets as of the acquisition dates.

(3)	Stock Compensation
      In June 2001, the board of directors of the Company approved a stock option plan that permits the Company to grant stock options to employees. Stock options generally vest over a four-year period and expire ten years after the grant date. The Company has reserved 476,114 shares for issuance under the 2001 Stock Incentive Plan. A summary of the 2001 Stock Incentive Plan is presented below:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Beginning balance	210,736	$6.62	392,556	$7.03	357,483	$5.41
Granted	109,500	52.00	—	—	70,839	11.73
Exercised	10,956	7.78	181,820	7.50	35,766	0.20
Forfeited	8,713	8.39	—	—	—	—

Ending balance	300,567	$23.06	210,736	$6.62	392,556	$7.03

Weighted average fair value of options granted during the year	$4.36		$—		$—

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Additional information regarding options outstanding as of December 31, 2004, is as follows:

		Weighted
		Average	Shares
Exercise Price	Shares	Remaining Life	Exercisable

$0.04	37,001	6.42 years	37,001
$0.20	10,484	6.42 years	10,484
$5.87-5.88	76,942	6.43 years	62,051
$11.73-11.76	66,640	6.94 years	35,840
$52.00	109,500	9.19 years	1,000
      The weighted-average fair value at date of grant of options granted during 2002 was $0.00. See note 1(q) for a tabular presentation of the pro forma effect of the Company’s net income (loss) as if compensation had been recognized for stock options issued at their fair value on the date of the grant. Fair values were estimated using the Black-Scholes option-pricing model with the weighted-average assumptions of total fair value/total shares outstanding presented above.
      Black-Scholes assumptions:

	2004	2003	2002

Expected dividend yield	—	—	—
Expected stock price volatility	—	—	—
Risk-free interest rate	2.96%	—	3.97%
Expected life of options	5.00	—	5.00

(4)	Related Party Transactions
      The CapStreet Group owns a minority interest in Susser Holdings, LLC, and a majority interest in MessagePro, Inc. The Company engages in business activities in the normal course of business with each of these entities. Payments to MessagePro, a call center company, represented less than one percent of the Company’s total operating expenses for the year ended December 31, 2004. Susser Holdings, for whom the Company provides ATM management services, accounted for less than 3% of the Company’s total revenues for the year ended December 31, 2004.
      Fred R. Lummis, the chairman of the Company’s board of directors, is also a managing director of The CapStreet Group, LLC, the ultimate general partner of CapStreet II and CapStreet Parallel II. Frederick W. Brazelton, one of the Company’s directors, is also a partner of The CapStreet Group, LLC. Ron Coben, one of the Company’s directors, is also the president and chief executive officer of MessagePro, Inc. The CapStreet Group owns a majority interest in MessagePro, Inc., and Fred R. Lummis and Frederick W. Brazelton are each members of the board of directors of MessagePro, Inc. The Company’s board members are reimbursed for customary travel expenses and meals.
      The Company currently has loans outstanding with certain officers and employees related to past exercises of employee stock options and purchases of the Company’s common stock, as applicable. Such amounts are reflected as subscriptions receivable in the accompanying consolidated balance sheets. The rate of interest on each of these loans is 5% per annum. The total amount outstanding under such loans, including accrued interest, was $2.0 million as of December 31, 2004. In connection with the investment by TA Associates in February 2005 (note 20), and the concurrent redemption of a portion of the Company’s common stock, approximately $0.4 million of the outstanding loans were repaid to the Company.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Pursuant to a restricted stock agreement dated January 20, 2003, the Company sold the president and chief executive officer of the Company 80,000 shares of common stock in exchange for a promissory note in the amount of $940,800. The agreement permits the Company to repurchase a portion of such shares prior to January 20, 2007 in certain circumstances. The agreement also contained a provision allowing the shares to be “put” to the Company in an amount sufficient to retire the entire unpaid principal balance of the promissory note plus accrued interest. On February 4, 2004, the Company amended the restricted stock agreement to remove such “put” right. The Company recognized approximately $0.9 million and $1.6 million in compensation expense in the accompanying consolidated statements of operations for the years ended December 31, 2004 and 2003, respectively, associated with such restricted stock grant.

(5)	Prepaid, Deferred Costs, and Other Current Assets
      A summary of prepaid, deferred costs, and other current assets is as follows (in thousands):

	December 31,

	2004	2003

Prepaids	$2,048	$1,220
Deferred costs and other current assets	455	557

Total	$2,503	$1,777

(6)	Property and Equipment, net
      A summary of property and equipment is as follows (in thousands):

	December 31,

	2004	2003

ATM equipment and related costs	$52,131	$27,237
Office furniture, fixtures, and other	4,840	3,129

Total	56,971	30,366
Less accumulated depreciation	11,979	6,230

Net property and equipment	$44,992	$24,136

(7)	Intangible Assets, net
      A summary of intangible assets is as follows (in thousands):

	December 31,

	2004	2003

Contract intangibles	$51,277	$27,670
Exclusive license agreements	1,432	307
Deferred financing costs	2,112	1,660

Total	54,821	29,637
Less accumulated amortization	11,744	6,276

Net intangible assets	$43,077	$23,361

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8)	Preferred Stock
      As previously mentioned, the Company issued 17,500 shares of its Series A preferred stock to The CapStreet Group in multiple transactions during 2001 and 2002 for approximately $17.5 million in gross proceeds. The carrying amount of the Series A preferred stock, which included a 10% annual accreting dividend provision, was $23.6 million as of December 31, 2004. Such amount has been reflected net of issuance costs of approximately $0.9 million.
      All Series A preferred shares, including any accrued and unpaid dividends with respect thereto, were redeemed by the Company in February 2005, concurrent with the investment made by TA Associates (note 20).

(9)	Accrued Liabilities
      The Company’s accrued liabilities include accrued cash management fees, maintenance obligations, and fees owed to merchants. Other accrued expenses include processing, sales tax, compensation, armored fees and other miscellaneous charges. A summary of the Company’s accrued liabilities for each of the periods presented below is as follows (in thousands):

	December 31,

	2004	2003

Accrued cash management fees	$1,600	$926
Accrued maintenance	2,498	1,820
Accrued merchant fees	6,259	1,171
Other accrued expenses	11,706	6,615

Total	$22,063	$10,532

(10)	Operating Lease Obligations
      As of December 31, 2004, the Company was a party to several operating leases, primarily for ATMs and the rental of space at certain merchant locations, which expire at various times during the next nine years. Rental expense under these leases for the periods ended December 31, 2004, 2003 and 2002 was approximately $8.6 million, $5.9 million, and $3.1 million, respectively. The Company did not have any capital lease obligations as of December 31, 2004.
      Future minimum lease payments under the Company’s operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2004, were as follows (in thousands):

2005	$7,972
2006	7,065
2007	4,953
2008	4,472
2009	1,656
Thereafter	373

Total minimum lease payments	$26,491

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11)	Long-Term Debt
      Borrowings under the Company’s term loan and revolving credit agreement at December 31, 2003 and 2004 and March 31, 2005, consisted of the following (in thousands):

	December 31,

	2004	2003

Term loan bearing interest at LIBOR + 3.25% and 4.00% as of December 31, 2004 and 2003, respectively (combined rate of 5.60% at December 31, 2004)	$100,000	$31,371
Revolving credit loan facility bearing interest at LIBOR + 3.25% and 3.50% as of December 31, 2004 and 2003, respectively, and PRIME + 2.50% for swing-line borrowings as of December 31, 2004 (weighted-average combined rate of 5.86% at December 31, 2004)	28,541	—

Total	128,541	31,371
Less current portion	15,000	—

Total excluding current portion	$113,541	$31,371

      On June 30, 2004, in connection with the E*TRADE acquisition, the Company amended and restated its bank credit facility with a syndicate of banks led by BNP Paribas and Bank of America, N.A. The Company utilized borrowings from the new facility to finance the E*TRADE acquisition and to repay amounts outstanding under the Company’s existing bank credit facility. The amended bank credit facility, which matures on June 30, 2009, provides up to $80.0 million of revolving borrowing capacity and a $100.0 million term loan. Additionally, up to $10.0 million of the revolving borrowing capacity can be utilized by the Company for issuing letters of credit. Borrowings under the term loan and revolving credit facility bear interest at LIBOR plus 3.25%. Such spread may be reduced to 2.75% based upon the Company achieving certain pre-defined leverage ratios, as outlined in the amended bank credit facility.
      In connection with the amendment of the Company’s previous bank credit facility, the Company recorded a charge in the amount of $2.5 million relating to the write-off of previously deferred financing costs associated with such facility, and amounts paid in connection with the new facility. Additionally, approximately $1.5 million in current and deferred financing costs were charged to expense in 2003 in connection with a previous amendment to the Company’s then current bank credit facility.
      Substantially all of the Company’s assets, including the stock of its subsidiaries, are pledged to secure the amended bank credit facility. Furthermore, each of the Company’s subsidiaries has guaranteed the Company’s obligations under the amended bank credit facility. Finally, the amended bank credit facility requires the Company to meet, among other factors, certain financial covenants and ratios. As of December 31, 2004, the Company was in compliance with such covenants and ratios.
      See Note 21 for details of the Company’s new credit facility.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Maturities of long-term debt are as follows (in thousands):

Amount

Year ending December 31:
2005	$15,000
2006	20,000
2007	20,000
2008	30,000
2009	43,541

Total	$128,541

      At December 31, 2004, the Company had $100.0 million outstanding under the term loan portion of the amended bank credit facility. Principal on the term loan is payable in quarterly installments beginning March 31, 2005, in annual amounts that increase over the life of the loan, starting at 15.0% of the balance in 2005, 20.0% of the principal balance in 2006, 20.0% of the principal balance in 2007, 30.0% of the principal balance in 2008 and 15.0% of the principal balance in 2009.

(12)	Employee Benefits
      The Company offers a 401(k) plan to the employees but does not make matching contributions.

(13)	Commitments and Contingencies
      The following table reflects the Company’s significant contractual obligations and other commercial commitments as of December 31, 2004:

Contractual
Obligations	Total	2005	2006	2007	2008	2009	Thereafter

	(in thousands)
Long-term debt	$128,541	$15,000	$20,000	$20,000	$30,000	$43,541	$—
Operating lease obligations	6,823	3,053	2,480	718	264	264	44
Merchant space lease obligations	19,668	4,919	4,585	4,235	4,208	1,392	329

Total contractual cash obligations	$155,032	$22,972	$27,065	$24,953	$34,472	$45,197	$373

      In addition to the above commitments, the Company has guaranteed a portion of certain merchant customers’ obligations to third-party financial institutions in connection with the sale of ATMs to those merchant customers. As of December 31, 2004, the maximum potential amount of undiscontinued future payments that could be required under such guarantees totaled approximately $1.0 million, with such obligations extending through 2006. However, such amount would be somewhat offset by the value of the underlying ATMs, which the Company would be able to obtain and liquidate in the event of such defaults. It is estimated that such ATMs would provide approximately $0.3 million in net proceeds, which could be utilized to reduce the total maximum obligation amount identified above.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14)	Asset Retirement Obligations
      The Company changed its method of accounting for asset retirement obligations in accordance with SFAS No. 143 effective January 1, 2003. Under SFAS No. 143, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of the fair value can be made. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the liability recorded.
      The cumulative effect of the change on prior years resulted in an after-tax charge to income of $0.1 million (net of income taxes of $0.08 million), or $0.06 diluted earnings per share for the year ended December 31, 2003. The effect of the change in 2003 was to decrease income before the cumulative effect of the accounting changes by approximately $0.2 million related to depreciation and accretion expense recorded during the period. The pro forma effects of the application of SFAS No. 143 as if the statement had been adopted on January 1, 2002 (instead of January 1, 2003) are presented below (pro forma amounts assuming the accounting change is applied retroactively, net of tax) (in thousands, except per share amounts):

	2003	2002
	Pro Forma	Pro Forma

Net income	$2,454	$142
Dividends on preferred stock	2,089	1,880

Net income (loss) available to common stockholders as reported	365	(1,738)
(Increase) decrease in depreciation expense	83	(83)
(Increase) decrease in accretion expense	51	(51)

Net income (loss) available to common stockholders, as adjusted	$499	$(1,872)

      Asset retirement obligations consist primarily of deinstallation costs of the ATM and the costs to restore the ATM site to its original condition. The Company is legally required to perform this deinstall and restoration work. In accordance with SFAS No. 143, for each group of ATMs the Company recognized the fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset. The related assets are being depreciated on a straight-line basis over 7 years.
      The following table describes changes to the Company’s asset retirement obligation liability for the year ended December 31, 2004 (in thousands):

Year Ended
December 31,
2004

Asset retirement obligation at the beginning of the period	$3,005
Additional ATMs	2,483
Accretion expense	278
Payments	(461)

Asset retirement obligation at the end of the period	$5,305

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The pro forma and actual asset retirement obligation liability balances as if SFAS No. 143 had been adopted on January 1, 2002 (instead of January 1, 2003) were as follows (in thousands):

	2003	2002

Liability for asset retirement — beginning	$1,642	$—
Liability for asset retirement — ending	3,005	1,642

(15)	Derivative Financial Instruments
      The Company is exposed to changes in interest rates (LIBOR) as a result of its variable-rate debt and ATM cash management activities. It is the Company’s policy to limit the variability of a portion of its expected future interest payments as a result of changes in LIBOR by utilizing certain types of derivative financial instruments.
      To meet the above objective, the Company entered into several LIBOR-based interest rate swaps during 2004 to fix the interest rate paid on $200 million of the Company’s current and anticipated outstanding ATM cash balances. The effect of such swaps was to fix the interest rate paid on the following notional amounts for the periods identified (in thousands):

Notional Amount	Weighted Average Fixed Rate	Term

$50,000	2.86%	Through September 30, 2006
50,000	3.20%	Through September 30, 2007
100,000	3.36%	Through December 31, 2007

$200,000	3.19%

      Net amounts paid or received under such swaps are recorded as adjustments to the Company’s cost of ATM revenues in the accompanying consolidated statements of operations. During the year ended December 31, 2004, there were no gains or losses recorded in the consolidated statements of operations as a result of any ineffectiveness associated with the Company’s interest rate swaps.
      The Company’s interest rate swaps have been classified as cash flow hedges pursuant to SFAS No. 133. Accordingly, changes in the fair values of the Company’s interest rate swaps have been reported in accumulated other comprehensive income in the accompanying consolidated balance sheet. As of December 31, 2004, the accumulated gain on such swaps totaled approximately $0.9 million, net of income taxes of $0.6 million. During the year ending December 31, 2005, approximately $0.2 million of the gains included in the accumulated other comprehensive income account are expected to be reclassified into cost of ATM revenues as a yield adjustment to the hedged outstanding ATM cash balances.

(16)	Litigation
      The Company is subject to various legal proceedings and claims arising in the ordinary course of business, including certain proceedings which were previously associated with the acquired E*TRADE ATM portfolio. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(17)	Income Taxes
      Income tax expense based on income before income taxes and cumulative effect of accounting change consists of the following (in thousands):

	2004	2003	2002

Current:
U.S. federal	$22	$28	$—
State and local	47	54	—

Total current	$69	$82	$—

Deferred:
U.S. federal	$2,584	$1,313	$82
State and local	303	116	72

Total deferred	2,887	1,429	154

Total	$2,956	$1,511	$154

      Income tax expense differs from amounts computed by applying the statutory rate to income before taxes as follows for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002

Income tax expense at the statutory rate of 34%	$2,572	$1,394	$101
State tax net of federal benefit	222	116	47
Provision to return adjustments	101	—	—
Change in effective state tax rate	49	—	—
Other	12	1	6

Income tax expense on income before income taxes and cumulative effect of accounting change	2,956	1,511	154
Income tax (benefit) allocated to cumulative effect of accounting change	—	(80)	—

Total tax provision	$2,956	$1,431	$154

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003, were as follows (in thousands):

	2004	2003

Current deferred tax assets:
Net operating loss carryforward	$2,215	$1,028
Reserve for note receivable	61	89
Employment agreements	206	97
Bad debt reserve	33	26
Accrued repurchase obligation	23	31
Other	68	32

Current deferred tax assets	2,606	1,303

Noncurrent deferred tax assets:
Notes receivable reserve	3	56
SFAS No. 143 deinstallation costs	724	196
Deferred revenue	1,186	—

Noncurrent deferred tax assets	1,913	252

Current deferred tax liabilities:
Deferred stock compensation	(180)	—
Other	(14)	—

Current deferred tax liabilities	(194)	—

Noncurrent deferred tax liabilities:
Property, plant and equipment	(6,411)	(1,921)
Deferred stock compensation	(94)	—
Deployment costs	(1,073)	(391)
Unrealized gain on derivative instruments	(566)	—

Noncurrent deferred tax liabilities	(8,144)	(2,312)

Net deferred tax liability	$(3,819)	$(757)

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.
      As of December 31, 2004, the Company had approximately $6.4 million in federal net operating loss carryforwards that will begin expiring in 2021, and $0.7 million in state net operating loss carryforwards that will begin expiring in 2006.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(18)	Significant Suppliers
      The Company purchased equipment from two suppliers that accounted for 11% and 82% of total ATM purchases for the year ended December 31, 2003. One of these suppliers accounted for 76% of the Company’s total ATM purchases for the year ended December 31, 2004. Accounts payable to both suppliers represented 31% of the accounts payable balance at December 31, 2003, and less than 1% of the accounts payable balance at December 31, 2004, for the one supplier.

(19)	Segment Information and Geographical Information
      The Company considers its business activities a single reporting segment as it derives at least 90% of its revenue and results of operations from one business segment representing ATM Management Services. During 2002, the Company had one merchant customer that represented 14% of its revenue. During 2004 and 2003, the Company had no single merchant customer that represented 10% or more of consolidated revenues.

(20)	Subsequent Events
      On February 10, 2005, the Company issued 894,568 shares of its Series B preferred stock for $75.0 million in proceeds. The net proceeds from the offering were utilized to redeem the Company’s outstanding Series A preferred stock and a portion of the Company’s outstanding common stock and vested options. The Series B preferred shareholders have certain preferences to the Company’s common shareholders, including board representation rights and preferential distributions associated with any future liquidation event. The Series B preferred shares are convertible into the same number of shares of the Company’s common stock, as adjusted for future stock splits and the issuance of dilutive securities. The Series B preferred shares have no stated dividends and are redeemable at any time on or after February 2012, at the option of a majority of the Series B holders.
      On February 21, 2005, one of the Company’s larger merchant customers, Winn-Dixie Stores, Inc. (Winn-Dixie) filed for Chapter 11 bankruptcy protection. The Company is still in the process of ascertaining what impact, if any, the bankruptcy proceedings will have on the Company’s existing ATM service contract with Winn-Dixie. However, to the extent that the bankruptcy proceedings result in the amendment or cancellation of the underlying contract, the Company may have to record an impairment charge related to the carrying amounts of the assets associated with such contract (including the related fixed asset and intangible contract values). As of December 31, 2004, such amounts totaled approximately $4.3 million. Additionally, the Company has approximately $5.3 million in future estimated operating lease payments associated with many of the ATMs placed at the Winn-Dixie store locations.
      On March 1, 2005, the Company acquired a portfolio of ATMs and related contracts for approximately $8.2 million in cash. Such portfolio consisted of approximately 450 ATMs located in independent grocery stores in and around the New York metropolitan area. The acquisition was funded with cash on hand and borrowings under the Company’s amended bank credit facility.

(21)	Events (Unaudited) Subsequent to the Date of the Report of the Independent Auditor
      On May 17, 2005, the Company acquired Bank Machine Acquisitions, Ltd., an owner and operator of approximately 1,000 ATMs located throughout the United Kingdom. The acquisition consideration totaled approximately $95.0 million and was comprised of $92.0 million in cash and $3.0 million of the Company’s Series B preferred stock. The cash utilized to finance the acquisition was borrowed under a new credit facility with BNP Paribas and Bank of America, N.A. Such facility, which replaced the Company’s existing bank credit facility, is comprised of (i) a revolving credit facility of up to $100.0 million, (ii) a first lien term facility of up to $125.0 million, and (iii) and a second lien term facility of up to $75.0 million. As of the acquisition date, the first and second lien term facilities were fully drawn down, and approximately $33.7 million was drawn down under the revolving credit facility.

CARDTRONICS, INC.
Condensed Consolidated Financial Statements
September 30, 2005 (unaudited)

CARDTRONICS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	September 30,	December 31,
	2005	2004

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,517	$1,412
Accounts and notes receivable, net of allowance of $714 as of both dates	8,746	11,473
Inventory	4,271	2,609
Prepaid, deferred costs, and other current assets	3,181	2,503
Restricted cash, short-term	3,775	—
Deferred tax asset	3,999	2,412

Total current assets	26,489	20,409
Restricted cash	33	32
Property and equipment, net	71,622	44,992
Intangible assets, net	74,792	43,077
Goodwill	160,555	84,977
Prepaid and other assets	7,015	1,822

Total assets	$340,506	$195,309

Liabilities and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt and notes payable	$3,146	$15,000
Current portion of other long-term liabilities	2,251	1,176
Accounts payable and accrued liabilities	41,752	24,814

Total current liabilities	47,149	40,990
Long-term liabilities:
Long-term debt, net of current portion	240,421	113,541
Deferred tax liability	10,991	6,231
Other long-term liabilities and minority interest in subsidiary	14,855	13,077

Total liabilities	313,416	173,839

Redeemable preferred stock	76,263	23,634
Stockholders’ deficit:
Common stock, $0.0001 par value; 2,500,000 shares authorized; 2,373,398 shares issued at September 30, 2005 and December 31, 2004; 1,750,238 and 2,303,257 outstanding at September 30, 2005 and December 31, 2004, respectively	—	—
Subscriptions receivable (at face value)	(1,476)	(1,862)
Additional paid-in capital	809	—
Accumulated other comprehensive income, net	124	886
Retained earnings (accumulated deficit)	245	(329)
Treasury stock; 623,160 and 70,141 shares at cost at September 30, 2005 and December 31, 2004, respectively	(48,875)	(859)

Total stockholders’ deficit	(49,173)	(2,164)

Total liabilities and stockholders’ deficit	$340,506	$195,309

CARDTRONICS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
($ IN THOUSANDS)
(UNAUDITED)

	Nine Months
	Ended
	September 30,

	2005	2004

Revenues:
ATM operating revenues	$191,731	$125,169
ATM product sales and other revenues	7,457	5,772

Total revenues	199,188	130,941
Cost of revenues:
Cost of ATM operating revenues	148,528	98,211
Cost of ATM product sales and other revenues	6,976	4,997

Total cost of revenues	155,504	103,208
Gross profit	43,684	27,733
Operating expenses:
Selling, general and administrative expenses	11,552	8,851
Depreciation and accretion expense	8,530	4,257
Amortization expense	5,689	4,092

Total operating expenses	25,771	17,200
Income from operations	17,913	10,533
Other expenses:
Interest expense, net	14,224	5,211
Minority interest in subsidiary	17	9
Other	865	228

Total other expenses	15,106	5,448
Income (loss) before income taxes	2,807	5,085
Income tax provision (benefit)	972	1,931

Net income (loss)	1,835	3,154
Preferred stock dividends and accretion expense	1,328	1,709

Net income (loss) available to common stockholders	$507	$1,445

CARDTRONICS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
($ IN THOUSANDS)
(UNAUDITED)

	Nine Months Ended
	September 30,

	2005	2004

Cash flows from operating activities:
Net income	$1,835	$3,154
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion expense	14,219	8,349
Amortization and write-off of deferred financing costs	4,199	2,787
Non-cash compensation expense	407	698
Deferred income taxes	(530)	(266)
Minority interest	17	9
Loss on sale of assets	865	228
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in receivables, net	3,188	(571)
(Increase) decrease in prepaid, deferred costs and other current assets	1,037	(1,692)
(Increase) decrease in inventory	240	(288)
(Increase) decrease in other assets	41	(37)
Increase in accounts payable and accrued liabilities	10,015	5,949
Increase (decrease) in other liabilities	(2,782)	2,173

Net cash provided by operating activities	32,751	20,493
Cash flows from investing activities:
Additions to property and equipment	(27,488)	(13,289)
Sales of property and equipment	60	285
Acquisitions, net of cash acquired	(105,916)	(102,954)

Net cash used in investing activities	(133,344)	(115,958)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	469,410	136,041
Repayments of long-term debt	(357,541)	(37,425)
Issuance of preferred stock	73,142	—
Redemption of preferred stock	(24,795)	—
Issuance of capital stock	46	148
Purchase of capital stock	(48,246)	—
Repayment of subscription receivables	386	442
Distributions	(50)	(19)
Debt issuance costs	(10,469)	(3,272)

Net cash provided by financing activities	101,883	95,915

Effect of exchange rate changes on cash	(185)	—

Net increase in cash and cash equivalents	1,105	450
Cash and cash equivalents at beginning of period	1,412	5,554

Cash and cash equivalents at end of period	$2,517	$6,004

Supplemental disclosure of cash flow information:
Cash paid for interest	$7,354	$2,741
Cash paid for income taxes	32	327

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	General and Basis of Financial Statements
      Cardtronics, Inc., along with its wholly-owned subsidiaries (collectively, the “Company” or “Cardtronics”), owns and operates approximately 25,000 automated teller machines (“ATMs”) in all 50 states and approximately 1,000 ATMs located throughout the United Kingdom. The Company provides ATM management and equipment-related services to well known multi-unit retail merchants as well as smaller retailers and operators of facilities such as shopping malls and airports. The Company typically enters into multi-year contractual relationships with its merchant customers.
      The unaudited interim condensed consolidated financial statements include the accounts of Cardtronics, Inc. and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Additionally, certain reclassifications have been made to the prior year amounts to conform to the current year presentation.
      The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are presented in accordance with the rules and regulations of the Securities and Exchange Commission applicable to interim financial information. Accordingly, certain footnote disclosures have been condensed or omitted. In the Company’s opinion, the unaudited interim condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. These financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2004. The results of operations for the nine-month periods ended September 30, 2005 and 2004 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year.
      The condensed consolidated balance sheet at December 31, 2004 has been derived from audited consolidated financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the Company’s audited consolidated financial statements and footnotes thereto as of and for the year ended December 31, 2004.
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates, and such differences could be material to the financial statements.

NOTE 2 —	Business Combinations

Acquisition of Bank Machine (Acquisitions) Limited
      On May 17, 2005, the Company acquired all of the issued and outstanding shares of Bank Machine (Acquisitions) Limited (“Bank Machine”), a privately held independent owner and operator of approximately 1,000 ATMs in the United Kingdom. Such acquisition provides the Company with an existing platform outside of the United States from which it can expand its operations to other European markets.
      The purchase price totaled approximately $95.0 million and consisted of $92.0 million in cash and the issuance of 35,221 shares of the Company’s Series B Convertible Preferred Stock, which was valued by the Company at approximately $3.0 million. Additionally, the Company expects to incur approximately $2.5 million in transaction costs associated with the acquisition.
      Although the Bank Machine acquisition closed on May 17, 2005, the Company utilized May 1, 2005 as the effective date of the acquisition for accounting purposes. Accordingly, the accompanying condensed

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consolidated financial statements of the Company include Bank Machine’s results of operations for the period subsequent to May 1, 2005. Additionally, such results have been reduced by approximately $0.3 million, with such amount representing the imputed interest costs associated with the acquired Bank Machine operations for the period from May 1, 2005 through the actual closing date of May 17, 2005.
      In connection with the acquisition, certain existing shareholders of Bank Machine agreed to defer receipt of a portion of their cash consideration proceeds in return for the issuance of certain guaranteed notes payable from Cardtronics Limited, the Company’s wholly-owned subsidiary holding company in the United Kingdom. As part of the guarantee arrangement, the Company placed approximately $3.1 million of the cash consideration paid as part of the acquisition in a bank account to serve as collateral for the guarantee. Such cash has been reflected in the “Restricted cash, short-term” line item in the accompanying condensed consolidated balance sheet. The notes mature in May 2008, but may be repaid in part or in whole at any time at the option of each individual note holder beginning in November 2005. Accordingly, such obligations have been reflected in the “Current portion of long-term debt and notes payable” line item in the accompanying condensed consolidated balance sheet. Interest expense on the notes accrues quarterly at the same floating rate as that of the interest income associated with the related restricted cash account. For the quarterly period ended September 30, 2005, such rate was approximately 4.50% per annum.
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (amounts in thousands). Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, the total purchase consideration has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition. Such preliminary allocation has resulted in the recording of approximately $78.5 million in goodwill, which is not expected to be deductible for income tax purposes. Such goodwill amount has been assigned to the Company’s United Kingdom operations.

Cash	$3,400
Trade accounts receivable, net	408
Inventory	82
Other current assets	5,224
Property and equipment	10,895
Intangible assets subject to amortization (7 year weighted-average life)	6,812
Intangible assets not subject to amortization	3,682
Goodwill	78,470

Total assets acquired	108,973

Accounts payable	(2,467)
Accrued liabilities	(5,836)
Current portion of notes payable	(3,232)
Deferred income taxes, non-current	(1,192)
Other long-term liabilities	(1,225)

Total liabilities assumed	(13,952)

Net assets acquired	$95,021

      The above purchase price allocation is considered to be preliminary pending the resolution of the Company’s independent appraisal efforts.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As indicated in the table above, approximately $6.8 million has been allocated to intangible assets subject to amortization, which represents the estimated value associated with the acquired merchant contracts/relationships associated with the Bank Machine ATM portfolio. This amount is less than the $16.8 million initially allocated to such assets based on the receipt of additional information through the Company’s independent appraisal efforts. The $6.8 million is currently being amortized on a straight-line basis over an estimated useful life of seven years, in accordance with the Company’s existing policy. Such estimated useful life is less than the 10-year estimate utilized in the Company’s initial purchase price allocation. The combined effect of reducing the overall value assigned to the intangible assets subject to amortization and accelerating the underlying amortization period was a cumulative reduction in amortization expense of approximately $0.1 million. Such difference was recorded during the nine-month period ended September 30, 2005.
      The $3.7 million allocated to intangible assets not subject to amortization represents the estimated value associated with the acquired Bank Machine tradename. Such amount is less than the $4.8 million value initially allocated to the acquired tradename based on the receipt of additional information through the Company’s independent appraisal efforts.
      In addition to the above, the $10.9 million allocated to property and equipment is less than the $11.7 million value that was initially allocated to such assets. Such difference was due to the receipt of additional information obtained through the Company’s independent appraisal efforts, and resulted in a cumulative reduction in depreciation expense of approximately $34,000 during the nine months ended September 30, 2005.

Acquisition of the E*TRADE Access, Inc. ATM Portfolio
      On June 30, 2004, the Company acquired the ATM portfolio of E*TRADE Access, Inc. for approximately $106.9 million in cash. The purchase price allocation associated with such acquisition was considered to be preliminary pending the receipt of additional information regarding a pre-existing legal dispute associated with the acquired portfolio. During the six months ended June 30, 2005, the Company recorded an additional accrual associated with the anticipated outcome of such dispute, along with certain other accruals associated with the acquired operations, the combined effect of which was an increase to the goodwill balance of approximately $0.1 million.

Pro Forma Results of Operations
      The following table presents the unaudited pro forma combined results of operations (in thousands) of the Company and the acquired Bank Machine and E*TRADE Access ATM portfolios for the nine-month periods ended September 30, 2005 and 2004, after giving effect to certain pro forma adjustments, including the effects of the issuance of the Company’s senior subordinated notes in August 2005 (see Note 7 — Long-Term Debt). Such unaudited pro forma financial results do not reflect the impact of the smaller acquisitions consummated by the Company in 2005. The unaudited pro forma financial results assume that both acquisitions and the debt issuance occurred on January 1, 2004, and are not necessarily indicative of the actual results that would have occurred had those transactions been consummated on such date. Furthermore, such pro forma results are not necessarily indicative of the future results to be expected for the consolidated operations.

	Nine Months Ended
	September 30,

	2005	2004

Revenues	$209,372	$208,835
Income from continuing operations	19,430	18,676
Net income (loss) applicable to common shareholders	193	(127)

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 —	Stock Based Compensation
      The Company currently accounts for its stock-based compensation plan in accordance with the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and as currently permitted by SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123. Compensation cost related to stock options issued to employees is calculated on the date of grant only if the fair value of the underlying stock exceeds the exercise price. Compensation expense is then recognized on a graded basis over the vesting period, which is generally four years.
      The accompanying condensed consolidated financial statements include compensation expense amounts relating to a restricted stock grant that was granted in 2003 and subsequently modified in 2004, and certain options granted in 2004. Such compensation expense amounts totaled approximately $0.4 million and $0.8 million for the nine months ended September 30, 2005 and 2004, respectively.
      Had compensation cost for the Company’s plan been determined based on the fair value method at the grant dates, as specified in SFAS No. 123, the Company’s net earnings would have been reduced to the following pro forma amounts (in thousands):

	Nine Months
	Ended
	September 30,

	2005	2004

Net income (loss), as reported	$1,835	$3,154
Add: Stock-based employee compensation expense included in reported net income, net of tax	23	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(164)	(39)

Net income (loss), as adjusted	1,694	3,115
Preferred stock dividends and accretion expense	1,328	1,709

Net income (loss) available to common stockholders, as adjusted	$366	$1,406

NOTE 4 —	Comprehensive Income
      The Company’s comprehensive income is included as a component of stockholders’ deficit and is composed of (i) net income (loss), (ii) foreign currency translation adjustments, and (iii) unrealized gains associated with the Company’s interest rate hedging activities. The following table presents the calculation of comprehensive income (loss) (in thousands):

	Nine Months
	Ended
	September 30,

	2005	2004

Net income (loss)	$1,835	$3,154
Foreign currency translation adjustments	(3,862)	—
Unrealized gain on interest rate hedges, net of tax	3,100	70

Total comprehensive income	$1,073	$3,224

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company currently believes that the unremitted earnings of its United Kingdom subsidiaries will be reinvested in the United Kingdom for an indefinite period of time. Accordingly, no deferred taxes have been provided for on the differences between the Company’s book basis and underlying tax basis in those subsidiaries, or on the foreign currency translation adjustment amounts reflected in the table above.

NOTE 5 —	Intangible Assets

Intangible Assets with Indefinite Lives
      The following table depicts the changes in the carrying amount of the Company’s intangible assets with indefinite lives for the nine months ended September 30, 2005 (in thousands):

	Goodwill	Tradename	Total

Balance at December 31, 2004	$84,977	$—	$84,977
Purchase price adjustments	145	—	145
Acquisitions	78,470	3,682	82,152
Foreign currency translation adjustments	(3,037)	(150)	(3,187)

Balance at September 30, 2005	$160,555	$3,532	$164,087

Intangible Assets with Definite Lives
      The following is a summary of the Company’s intangible assets that are subject to amortization as of September 30, 2005 (in thousands):

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Customer contracts and relationships	$77,625	$(16,748)	$60,877
Exclusive license agreements	2,457	(329)	2,128
Deferred financing costs	9,022	(767)	8,255

Total	$89,104	$(17,844)	$71,260

      The Company’s intangible assets with definite lives are being amortized over the assets’ estimated useful lives utilizing the straight-line method. Estimated useful lives range from 3 to 12 years for customer contracts and relationships and 4 to 8 years for exclusive license agreements. Deferred financing costs are amortized through interest expense over the contractual term of the underlying borrowings utilizing the effective interest method. The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in a reduction in fair value or a revision of those estimated useful lives.
      Amortization of customer contracts and relationships and exclusive license agreements totaled $5.7 million and $4.1 million for the nine-month periods ended September 30, 2005 and 2004, respectively.
      Amortization of deferred financing costs totaled $0.8 million and $0.3 million for the nine-month periods ended September 30, 2005 and 2004, respectively. For the nine-months ended September 30, 2005, the Company also wrote off approximately $3.4 million in deferred financing costs as a result of an amendment to its existing bank credit facility in May 2005 and the repayment of its existing term loans in August 2005. For the nine-month period ended September 30, 2004, the Company wrote-off approximately $2.5 million in deferred financing costs in connection with an amendment to its bank credit facility in June 2004.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Estimated amortization expense for the Company’s customer contracts and relationships and exclusive license agreements for the remaining three months of 2005 and the next five years is as follows (in thousands):

For the remaining period ending December 31, 2005	$2,153
For the year ending December 31, 2006	$9,245
For the year ending December 31, 2007	$8,903
For the year ending December 31, 2008	$8,847
For the year ending December 31, 2009	$8,425
For the year ending December 31, 2010	$6,983

NOTE 6 —	Accounts Payable and Accrued Liabilities
      Accounts payable and accrued liabilities consist of the following (in thousands):

	September 30, 2005	December 31, 2004

Accounts payable	$10,861	$2,397
Accrued merchant fees	7,780	6,567
Accrued armored fees	2,855	1,272
Accrued interest	2,669	447
Accrued cash management fees	2,487	1,600
Accrued maintenance fees	2,470	2,498
Accrued compensation	1,458	1,348
Other accrued expenses	11,172	8,685

Total	$41,752	$24,814

NOTE 7 —	Long-Term Debt
      On May 17, 2005, in connection with the acquisition of Bank Machine, the Company replaced its existing bank credit facility with new facilities provided by BNP Paribas and Bank of America, N.A. Such facilities were comprised of (i) a revolving credit facility of up to $100.0 million, (ii) a first lien term facility of up to $125.0 million, and (iii) and a second lien term facility of up to $75.0 million. Borrowings under the facilities were utilized to repay the Company’s existing bank credit facility and to fund the acquisition of Bank Machine. In connection with the issuance of the Company’s senior subordinated notes in August (as discussed below), the outstanding first and second lien term loan facilities were repaid in full. Accordingly, as of September 30, 2005, only $41.8 million was outstanding under the revolving credit portion of the Company’s bank credit facility.
      On August 12, 2005, the Company sold $200.0 million in senior subordinated notes (the “Notes”) pursuant to Rule 144A of the Securities Act of 1933. The Notes, which carry a 9 1/4% coupon and yield 9.375%, mature in August 2013 and pay interest semi-annually in arrears on February 15 and August 15 of each year. Net proceeds from the offering totaled approximately $193.9 million initially, but are expected to total $192.6 million after taking into consideration additional debt issuance costs yet to be paid. The initial proceeds, along with approximately $7.1 million in borrowings under the Company’s new revolving credit facility, were utilized to repay all of the outstanding borrowings, including accrued but unpaid interest, under the Company’s recently executed first and second lien term loan facilities. The Notes are guaranteed by the

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company’s domestic subsidiaries and contain certain covenants that, among other things, limit the Company’s ability to incur additional indebtedness and make certain types of restricted payments.
      On July 22, 2005, Bank Machine signed a one-year £2.0 million unsecured overdraft and borrowing facility. Such facility, which bears interest at 1.75% over the bank’s base rate (currently 4.50%), will be utilized for general corporate purposes for the Company’s United Kingdom operations. No borrowings were outstanding under such facility as of September 30, 2005. However, on September 22, 2005, Bank Machine posted a £275,000 bond under such facility, and in return received the same amount in cash back from the bank. Such cash amount was previously held by the bank as collateral for one of Bank Machine’s existing vault cash programs. The outstanding bond is akin to a letter of credit, and as such, reduces the amount available for future borrowings under the facility to £1.725 million.

NOTE 8 —	Other Long-Term Liabilities
      Other long-term liabilities consist of the following (in thousands):

	September 30, 2005	December 31, 2004

Asset retirement obligations	$8,026	$5,305
Deferred revenue	1,264	2,145
Minority interest in consolidated subsidiary	25	30
Other long-term liabilities	5,540	5,597

Total	$14,855	$13,077

NOTE 9 —	Asset Retirement Obligations
      The Company accounts for asset retirement obligations in accordance with SFAS No. 143, Asset Retirement Obligations. Asset retirement obligations consist primarily of deinstallation costs of the ATM and the costs to restore the ATM site to its original condition. The Company is legally required to perform this deinstallation and restoration work. In accordance with SFAS No. 143, for each group of ATMs the Company recognizes the fair value of a liability for an asset retirement obligation and capitalizes that cost as part of the cost basis of the related asset. The related assets are then depreciated on a straight-line basis over 7 years and the related liabilities are accreted to their full value over the same period of time.
      The following table describes changes to the Company’s asset retirement obligation liability for the nine months ended September 30, 2005 (in thousands):

Asset retirement obligation at December 31, 2004	$5,305
Additional obligations	2,964
Accretion expense	357
Payments	(600)

Asset retirement obligation at September 30, 2005	$8,026

NOTE 10 —	Preferred Stock
      On February 10, 2005, the Company issued 894,568 shares of its Series B convertible preferred stock to investment funds controlled by TA Associates, for gross proceeds of $75.0 million, representing a 30.6% equity interest on a fully diluted basis as of such date. The net proceeds from the offering were utilized to redeem all of the Company’s outstanding Series A preferred stock and to purchase approximately 24% of the

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company’s outstanding common stock and vested options. The repurchase of the Company’s common stock has been reflected as treasury stock in the accompanying condensed consolidated balance sheet.
      The Series B preferred shareholders have certain preferences to the Company’s common shareholders, including board representation rights and preferential distributions associated with any future liquidation event. The Series B preferred shares are convertible into the same number of shares of the Company’s common stock, as adjusted for future stock splits and the issuance of dilutive securities. The Series B preferred shares have no stated dividends and are redeemable at any time on or after February 2012, at the option of a majority of the Series B holders.
      In connection with the Bank Machine acquisition in May 2005, the Company issued an additional 35,221 shares of its Series B convertible preferred stock valued at approximately $3.0 million.

NOTE 11 —	Commitments and Contingencies
      The following table reflects the Company’s significant contractual obligations and other commercial commitments as of September 30, 2005 (in thousands):

Contractual Obligations	Total	2005	2006	2007	2008	2009	Thereafter

Long-term debt(a)	$241,800	$—	$—	$—	$—	$—	$241,800
Notes payable	3,146	—	3,146	—	—	—	—
Operating lease obligations	5,461	950	2,742	893	391	364	121
Merchant space lease obligations	13,518	1,126	4,376	3,453	3,242	982	339

Total contractual cash obligations	$263,925	$2,076	$10,264	$4,346	$3,633	$1,346	$242,260

(a)	Includes the face value of the Company’s senior subordinated notes of $200 million, which is reflected net of unamortized discount of approximately $1.4 million in the accompanying condensed consolidated balance sheet.
     As previously discussed, in May 2005 the Company issued certain guaranteed notes payable to a number of former Bank Machine shareholders as part of that acquisition. Such notes totaled approximately $3.2 million as of September 30, 2005, and are reflected in the table above as “Notes payable”. Although the notes contractually mature in May 2008, they may be repaid in part or in whole at any time at the option of each individual note holder beginning in November 2005. At this point, the Company anticipates that such notes will be repaid in full during 2006. The Company has set aside an amount of cash to serve as collateral for the guarantee and to repay the notes in total, including any accrued interest related thereto, as the amounts come due. Such restricted cash balance is currently reflected in the “Restricted cash, short-term” line item in the accompanying condensed consolidated balance sheet.
      The Company is subject to various legal proceedings and claims arising in the ordinary course of business, including certain proceedings which were previously associated with the acquired E*TRADE ATM portfolio. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 —	Segment Information
      Historically, the Company has considered its business activities to be a single reporting segment as it derives at least 90% of its revenues and operating results from one business segment representing ATM Management Services. However, as a result of the acquisition of Bank Machine in May 2005, the Company now views its operations as being comprised of two distinct reporting segments — domestic and international — with the international segment currently consisting entirely of the acquired Bank Machine operations.
      As part of the senior subordinated notes offering in August 2005, the Company’s foreign subsidiaries were not required to guarantee the Company’s performance with respect to such notes. As a result, the Company has presented in Note 13 certain condensed consolidating financial information reflecting the split between the Company’s domestic (guarantor) and international (non-guarantor) operations, thus reflecting the breakout between the Company’s domestic and international reporting segments, as applicable. Accordingly, reference is made to Note 13 for more information with respect to information concerning the financial results of the Company’s two segments.

NOTE 13 —	Supplemental Guarantor Financial Information
      The Company’s senior subordinated notes issued in August 2005 are guaranteed on a full and unconditional basis by the Company’s domestic subsidiaries. The following information sets forth the condensed consolidating statements of operations and cash flows for the nine-month periods ended September 30, 2005 and 2004, and the condensed consolidating balance sheets as of September 30, 2005 and December 31, 2004, of (i) Cardtronics, Inc., the parent company and issuer of the senior subordinated notes, and the Company’s domestic subsidiaries, all on a consolidated basis (collectively, the “Guarantors”), and (ii) the Company’s international subsidiaries on a combined basis (the “Non-Guarantors”) (in thousands):

Condensed Consolidating Statements of Operations

	Nine Months Ended September 30, 2005

		Non-
	Guarantors	Guarantors	Eliminations	Total

Revenues	$185,443	$13,745	$—	$199,188
Operating costs and expenses	169,385	11,890	—	181,275

Operating income	16,058	1,855	—	17,913
Interest expense, net	13,135	1,089	—	14,224
Equity in (earnings) losses of subsidiaries	(509)	—	509	—
Other expense (income), net	848	34	—	882

Income (loss) before income taxes	2,584	732	(509)	2,807
Income tax provision	749	223	—	972

Net income	1,835	509	(509)	1,835
Preferred stock dividends and accretion expense	1,328	—	—	1,328

Net income available to common stockholders	$507	$509	$(509)	$507

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months Ended September 30, 2004

		Non-
	Guarantors	Guarantors	Eliminations	Total

Revenues	$130,941	$—	$—	$130,941
Operating costs and expenses	120,408	—	—	120,408

Operating income	10,533	—	—	10,533
Interest expense, net	5,211	—	—	5,211
Equity in (earnings) losses of subsidiaries	—	—	—	—
Other expense (income), net	237	—	—	237

Income before income taxes	5,085	—	—	5,085
Income tax provision	1,931	—	—	1,931

Net income	3,154	—	—	3,154
Preferred stock dividends and accretion expense	1,709	—	—	1,709

Net income available to common stockholders	$1,445	$—	$—	$1,445

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheets

	As of September 30, 2005

		Non-
	Guarantors	Guarantors	Eliminations	Total

Assets:
Cash and cash equivalents	$757	$1,760	$—	$2,517
Receivables, net	8,043	703		8,746
Other current assets	10,202	5,024	—	15,226

Total current assets	19,002	7,487		26,489
Property and equipment, net	57,930	13,692	—	71,622
Intangible assets, net	61,390	13,402	—	74,792
Goodwill	87,501	73,054	—	160,555
Investments and advances to subsidiaries	25,410	—	(25,410)	—
Intercompany receivable	67,116	—	(67,116)	—
Prepaid and other assets	7,027	21	—	7,048

Total assets	$325,735	$107,657	$(92,526)	$340,506

Liabilities and Stockholders’ Deficit:
Current portion of long-term debt and notes payable	$—	$3,146	$—	$3,146
Current portion of other long-term liabilities	2,251	—	—	2,251
Accounts payable and accrued liabilities	32,315	9,437	—	41,752

Total current liabilities	34,567	12,583		47,149
Long-term debt, less current portion	240,421	—	—	240,421
Other non-current liabilities and minority interest	23,298	2,548	—	25,846
Intercompany payable	—	67,116	(67,116)	—

Total liabilities	298,285	82,247	(67,116)	313,416
Preferred stock	76,263	—	—	76,263
Stockholders’ equity (deficit)	(49,173)	25,410	(25,410)	(49,173)

Total liabilities and stockholders’ deficit	$325,375	$107,657	$(92,526)	$340,506

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2004

		Non-
	Guarantors	Guarantors	Eliminations	Total

Assets:
Cash and cash equivalents	$1,412	$—	$—	$1,412
Receivables, net	11,473	—	—	11,473
Other current assets	7,524	—	—	7,524

Total current assets	20,409	—	—	20,409
Property and equipment, net	44,992	—	—	44,992
Intangible assets, net	43,077	—	—	43,077
Goodwill	84,977	—	—	84,977
Investments and advances to subsidiaries	—	—	—	—
Prepaid and other assets	1,854	—	—	1,854

Total assets	$195,309	$—	$—	$195,309

Liabilities and Stockholders’ Deficit:
Current portion of long-term debt and notes payable	$15,000	$—	$—	$15,000
Current portion of other long-term liabilities	1,176	—	—	1,176
Accounts payable and accrued liabilities	24,814	—	—	24,814

Total current liabilities	40,990	—	—	40,990
Long-term debt, less current portion	113,541	—	—	113,541
Other non-current liabilities and minority interest	19,308	—	—	19,308
Intercompany payable	—	—	—	—

Total liabilities	173,839	—	—	173,839
Preferred stock	23,634	—	—	23,634
Stockholders’ equity (deficit)	(2,164)	—	—	(2,164)

Total liabilities and stockholders’ deficit	$195,309	$—	$—	$195,309

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows

	Nine Months Ended September 30, 2005

		Non-
	Guarantors	Guarantors	Eliminations	Total

Cash flows provided by operating activities	$26,759	$5,992	$—	$32,751

Capital expenditures	(19,859)	(7,569)	—	(27,428)
Acquisitions, net of cash acquired	(17,249)	(88,667)	—	(105,916)

Cash flows used in investing activities	(37,108)	(96,236)	—	(133,344)

Proceeds from issuance of long-term debt	403,175	66,235	—	469,410
Repayments of long-term debt	(357,541)	—	—	(357,541)
Proceeds from issuance of preferred stock	73,142	—	—	73,142
Issuance of capital stock	(25,908)	25,954	—	46
Purchase of preferred and capital stock	(73,041)	—	—	(73,041)
Other financing activities	(10,133)	—	—	(10,133)

Cash flows provided by financing activities	9,694	92,189	—	101,883

Effect of exchange rate increases	—	(185)	—	(185)

Increase (decrease) in cash and cash equivalents	(655)	1,760	—	1,105
Cash and cash equivalents at beginning of period	1,412	—	—	1,412

Cash and cash equivalents at end of period	$757	$1,760	$—	$2,517

	Nine Months Ended September 30, 2004

		Non-
	Guarantors	Guarantors	Eliminations	Total

Cash flows provided by operating activities	$20,493	$—	$—	$20,493

Capital expenditures	(13,004)	—	—	(13,004)
Acquisitions, net of cash acquired	(102,954)	—	—	(102,954)

Cash flows used in investing activities	(115,958)	—	—	(115,958)

Proceeds from issuance of long-term debt	136,041	—	—	136,041
Repayments of long-term debt	(37,425)	—	—	(37,425)
Issuance of capital stock	148	—	—	148
Other financing activities	(2,849)	—	—	(2,849)

Cash flows provided by financing activities	95,915	—	—	95,915

Effect of exchange rate increases	—	—	—	—

Increase (decrease) in cash and cash equivalents	450	—	—	450
Cash and cash equivalents at beginning of period	5,554	—	—	5,554

Cash and cash equivalents at end of period	$6,004	$—	$—	$6,004

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 —	Subsequent Events
      On December 21, 2005, the Company acquired all of the outstanding shares of ATM National, Inc., the owner and operator of a nationwide surcharge-free ATM alliance. The consideration for such acquisition totaled $4.4 million, and was comprised of $2.6 million in cash and 21,111 shares of our common stock. Additionally, we agreed to assume approximately $1.3 million in liabilities associated with such acquisition. Furthermore, the merger agreement allows for the issuance of up to 10,000 additional shares of our common stock within 105 days of the closing date based on the occurrence of certain events.

BANK MACHINE (ACQUISITIONS) LIMITED
Independent Auditors’ Report and Financial Statements
31 December 2004

Independent Auditors’ Report
To the Shareholders of Bank Machine (Acquisitions) Limited.
We have audited the accompanying consolidated balance sheets of Bank Machine (Acquisitions) Limited and its subsidiary (“Company”) as at 31 December 2004 and 2003, and the related consolidated profit and loss accounts and cash flows for each of the two years in the period ended 31 December 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bank Machine (Acquisitions) Limited and its subsidiary as at 31 December 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2004, in conformity with accounting principles generally accepted in the United Kingdom.
Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.
/s/ Deloitte & Touche LLP
Chartered Accountants
London, England
21 July 2005

BANK MACHINE (ACQUISITIONS) LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNTS

			Year ended	Year ended
			31 December,	31 December,
	Note		2004	2003
			£’000	£’000
Turnover	2	(d)	15,614	12,431

Operating profit	3		3,028	1,977
Net interest payable and similar charges	4		(1,481)	(1,559)

Profit on ordinary activities before taxation			1,547	418
Tax on profit on ordinary activities	5		649	337

Net profit for the financial year	16		898	81

All turnover and operating profit for the years presented arises from continuing operations.
There are no recognised gains or losses in either the current year or the prior year other than as stated above. Therefore no statement of total recognised gains and losses has been prepared.
The accompanying notes are an integral part of the consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
CONSOLIDATED BALANCE SHEETS

		31 December	31 December
	Note	2004	2003
		£’000	£’000
Fixed assets
Intangible assets	7	14,638	15,444
Tangible assets	8	6,890	4,878

		21,528	20,322

Current assets
Stock		47	—
Debtors: amounts due within one year	9	1,446	482
Debtors: amounts due after more than one year — deferred tax	12	521	857
Investment		—	3,200
Cash at bank and in hand		3,568	1,081

		5,582	5,620
Creditors: amounts falling due within one year	10	(5,514)	(4,406)

Net current assets		68	1,214

Total assets less current liabilities		21,596	21,536
Creditors: amounts falling due after more than one year	11	(19,025)	(19,951)
Provisions for liabilities and charges	13	(642)	(554)

Net assets		1,929	1,031

Capital and reserves
Called up share capital	14	950	950
Profit and loss account	15	979	81

Total equity shareholders’ funds	16	1,929	1,031

The accompanying notes are an integral part of the consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
CONSOLIDATED CASH FLOW STATEMENTS

			Year ended	Year ended
			31 December,	31 December,
	Note		2004	2003
			£’000	£’000
Net cash inflow from operating activities	18	(a)	4,212	5,706
Returns on investments and servicing of finance	18	(b)	(522)	(1,400)
Taxation	18	(b)	(156)	—
Capital expenditure and financial investment	18	(b)	(3,185)	(1,138)
Acquisitions and disposals	18	(b)	—	(15,514)

			349	12,346
Management of liquid resources	18	(b)	3,200	(3,200)
Financing	18	(b)	(1,062)	16,627

Increase in cash			2,487	1,081

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Increase in cash	2,487	1,081
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing	1,062	(20,718)
Cash used to (decrease)/increase liquid resources	(3,200)	3,200

Change in net debt resulting from cash flows	349	(16,437)
Movement in un-amortised element of finance costs	(140)	570
Interest costs capitalised into loan notes	(821)	(725)

Movement in net debt in the year	(612)	(16,592)
Net debt at start of year	(16,592)	—

Net debt at 31 December	(17,204)	(16,592)

The accompanying notes are an integral part of the consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS
1.     Nature of business

Bank Machine (Acquisitions) Limited (the “Company”) together with its subsidiary, Bank Machine Limited (collectively with the Company, the “Group”) is an independent Automated Teller Machine (ATM) operator with approximately 1,000 ATMs located throughout the United Kingdom. On 17 January, 2003 the Company acquired its subsidiary Bank Machine Limited from Euronet Worldwide, Inc., and commenced operations on that date. As at the date of these financial statements the Company was a wholly owned subsidiary of Bank Machine (Holdings) Limited.
2.     Accounting policies

a) Basis of preparation

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom law and accounting standards (“UK GAAP”). The accounting policies applied are set out below.

b) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiary undertaking. All significant intercompany accounts and transactions have been eliminated on consolidation.

The accompanying financial statements of the Company do not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985 (United Kingdom). The Company’s statutory accounts for the year ended 31 December 2004, prepared in accordance to UK GAAP, have been reported on by the Company’s auditors, Deloitte & Touche LLP. The report of the Auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985 (United Kingdom).
c)     Intangible assets — goodwill

Goodwill is the difference between the cost of an acquired entity and the aggregate fair value of the entity’s identifiable assets and liabilities.

Positive goodwill is amortised on a straight-line basis over its useful economic life, which the directors estimate to be 20 years, commencing at the time of acquisition. The carrying value of goodwill is reviewed for impairment wherever events or circumstances indicate that the carrying value may not be recoverable. No impairment of goodwill has been recognized in any of the periods presented.
d)     Turnover

Turnover principally comprises the amounts receivable from the deployment of ATMs in the form of transaction based fee and services. It also includes income from ATM sales, operating fees, fees for moving ATMs and ATM rental charges. The transaction based fees are recognized at the time the ATM transactions are processed and the service fees are recognized at the time the service is performed. The Company recognizes revenues related to the sale of ATM’s when the equipment is delivered to the merchant customer and the Company has completed all required installation and set up procedures.
e)     Tangible fixed assets and depreciation

All tangible fixed assets are shown at historical cost less accumulated depreciation and any provision for impairment.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost of each asset evenly over the expected useful life as follows:

ATM’s and related assets	5 to 7 years
Fixtures and fittings	3 to 5 years
Motor vehicles	4 years
Computer equipment	3 years

The Group reviews the carrying values of its tangible fixed assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or that the useful lives of these assets are no longer appropriate. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using valuation techniques such as the present value of expected future cash flows.
f)     Installation costs

Costs associated with the installation of ATM’s are capitalised and written-off over the same period as the ATM asset.
g)     Leases

Operating lease payments are charged to the profit and loss account on a straight-line basis.
h)     Pensions

Pension costs in respect of contributions to certain employees’ stakeholder pension plans and Group contributions to personal pension plans are charged to the profit and loss account as they accrue.
i)     Interest rate SWAP agreement

Interest payable on the interest rate SWAP agreement mirrors the repayment profile of the Facilities Agreement and interest is charged or credited to the profit and loss account accordingly.
j)     Corporation tax

All taxable profits are sourced from the UK. Corporation tax is therefore payable on such taxable profits at the UK statutory rate of 30% in both years.
k)     Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less or to receive more, tax. The exception to this is that deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.
l)     Asset retirement obligations

In accordance with the provisions of Financial Reporting Standard (“FRS”) 12 Provisions, Contingent Liabilities and Contingent assets the Group records the fair value of its liability for asset retirement

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

obligations in the period in which it is incurred, and a corresponding increase in the carrying amount of the related long lived assets. Over time, the liability is accreted to its present value at the end of each reporting period, and the capitalized cost is depreciated over the useful life of the related assets. Upon settlement of the liability, the Group will either settle the obligation for its recorded amount or incur a gain or loss upon settlement. The Group’s asset retirement obligations relate to the obligation for the deinstallation of ATM machines from the customer’s site at the expiry of the contracts.
m)     Estimates

The preparation of financial statements in conformity with UK GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
3.     Operating profit

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Turnover	15,614	12,431
Cost of sales	(9,991)	(8,265)

Gross profit	5,623	4,166
Administrative expenses	(2,595)	(2,189)

Operating profit	3,028	1,977

This is stated after charging:
Depreciation of tangible fixed assets — owned assets	1,316	1,117
Operating lease rentals — land and buildings	116	100
— other	2	1
Auditors’ fees — audit — Group	26	29
— other — Group	19	19
Loss on disposal of tangible fixed assets	76	226

4.     Net interest payable and similar charges

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Loan and overdraft interest payable	(1,765)	(1,628)
Interest receivable	194	88
Net receipts/(payments) under interest rate contract	90	(19)

Net interest payable	(1,481)	(1,559)

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
5.     Tax on profit on ordinary activities
(a)     Analysis of taxation charge:

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
UK Corporation tax on profits for the year	313	—
Deferred tax charge (note 12)	335	337
Deferred tax charge — under provision in prior year (note 12)	1	—

Total charge	649	337

(b)     Factors affecting the tax charge for the year:
The tax assessed for the year is higher than the standard rate of corporation tax in the United Kingdom (30%). The differences are explained below:

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Profit on ordinary activities before tax	1,547	418

Profit on ordinary activities multiplied by standard rate of Corporation tax in the UK of 30%	464	125
Effects of:
Utilisation of tax losses brought forward	—	(758)
Capital allowances in excess of depreciation	(319)	410
Expenses not deductible for tax purposes	179	223
Short-term timing differences	(13)	—
Adjustments to tax charge in respect of previous periods	2	—

Total current tax charge	313	—

6.     Staff costs

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
Staff costs including Directors’ emoluments	£’000	£’000
Wages and salaries	1,280	790
Social security costs	136	86
Pension costs	38	35

	1,454	911

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
Average monthly number employed including executive Directors	No.	No.
Sales staff	5	5
General administration staff	31	17

	36	22

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
7.     Intangible fixed assets
On 17 January 2003, the Company acquired Bank Machine Limited from Euronet Worldwide, Inc. for cash consideration totaling £16,291,000. The total consideration was allocated based on the fair value of the assets acquired and liabilities assumed, as follows:

Fair Value
£’000
Tangible fixed assets	4,283
Stocks	52
Debtors	997
Cash	326
Creditors	(6,279)
Provision for liabilities and charges	(497)
Deferred tax	1,194
Goodwill	16,215

Total consideration	16,291

The goodwill established as part of the acquisition is being amortized on a straight-line basis over an estimated useful life of approximately 20 years. Such goodwill is not deductible for tax purposes. The following is a rollforward of the Company’s goodwill:

2004
£’000
Cost:
At 1 January 2004 and at 31 December 2004	16,215

Amortisation:
At 1 January 2004	(771)
Charge for the year	(806)

At 31 December 2004	(1,577)

Net book value:
At 31 December 2004	14,638

At 31 December 2003	15,444

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
8.     Tangible fixed assets

		Fixture and
		fittings &
		computer	Motor
	ATM’s	equipment	vehicles	Total
	£’000	£’000	£’000	£’000
Cost
At 1 January 2004	7,383	937	—	8,320
Additions	3,156	202	147	3,505
Disposals	(722)	—	—	(722)
Re-classification	85	—	—	85

At 31 December 2004	9,902	1,139	147	11,188

Depreciation
At 1 January 2004	(2,812)	(630)	—	(3,442)
Depreciation on disposals	545	—	—	545
Charge for the year	(1,063)	(235)	(18)	(1,316)
Re-classification	(85)	—	—	(85)

At 31 December 2004	(3,415)	(865)	(18)	(4,298)

Net book value
At 31 December 2004	6,487	274	129	6,890

At 31 December 2003	4,571	307	—	4,878

9.     Debtors

	2004	2003
	£’000	£’000
Trade debtors	243	167
Prepayments	859	111
Other debtors	344	204

	1,446	482

10.     Creditors: amounts falling due within one year

	2004	2003
	£’000	£’000
Bank overdraft and loans (Note 11)	1,747	922
Trade creditors	2,368	1,760
Other taxation and social security	49	57
Corporation tax	162	4
Other creditors	61	32
Accruals	1,127	1,631

	5,514	4,406

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
11.     Creditors: amounts falling due after more than one year

	2004	2003
	£’000	£’000
Total loan facilities	9,163	10,928
Shareholder fixed rate subordinated unsecured Loan Notes	9,862	9,023

	19,025	19,951

As set out in Note 23, subsequent to the year-end, the ownership of the Group changed. The above debt was repaid as part of that and replaced with funding from the new parent.

	2004	2003
Total loan facilities	£’000	£’000
Amounts falling due:
In one year or less, or on demand	1,875	1,062
Between one and two years	2,437	1,875
Between two and five years	6,938	7,125
In five years or more	—	2,250

	11,250	12,312
Less: issue costs un-amortised at 31 December	(322)	(445)

	10,928	11,867
Less: included in creditors falling due within one year, including amortisation of issue costs	(1,765)	(939)

	9,163	10,928

Term loan and Bank overdraft
On 17 January 2003, the Group entered into an agreement (hereinafter referred to as the “Facilities Agreement”) for a Term Loan Facility of £13,312,500.
Borrowings under the facility are secured on assets of the Group and bear interest at commercial rates above LIBOR. The Group selects the duration of the interest period for the Term Loans, which are generally of one, three or six month’s duration.
The Term Loan is repayable in tranches commencing on 30 September 2003 and ending on 31 December 2009.
The unused amount of the bank overdraft facility at 31 December 2004 was £937,500.
Interest rate swap agreement
On 13 March 2003 the Group entered into an interest rate swap agreement covering the Facilities Agreement for the period to 30 December 2005. The agreement mirrors the repayment profile of the Facilities Agreement.
Under the agreement the Group pays interest at 3.7950% and receives floating rate at 3 month LIBOR.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
Shareholder fixed rate subordinated unsecured Loan Notes

	2004	2003
Fixed rate subordinated unsecured Loan Notes	£’000	£’000
Amounts falling due:
In one year or less, or on demand	—	—
Between one and two years	—	—
Between two and five years	—	—
In five years or more	9,951	9,130

	9,951	9,130
Less: issue costs un-amortised at 31 December	(107)	(125)

	9,844	9,005
Add: amortisation of issue costs within one year	18	18

	9,862	9,023

On 17 January 2003, the Group issued fixed rate subordinated unsecured Loan Notes 2010 (the “Loan Notes”) with a nominal value of £8,405,000 to Bridgepoint Capital (Nominees) Limited, a related party to Bridgepoint Capital Limited which is one of the Group’s principal shareholders. The Loan Notes become repayable in full at par immediately prior to a sale or flotation of the Company or earlier at the Company’s option and in any event not later than 31 December 2010.
The Loan Notes bear interest at 9% per annum.
Interest is payable on 31 December of each year until the Loan Notes are repaid. However the interest payable in respect of the year to 31 December 2004 has been capitalised into the loan balance as allowed by the Loan Note agreement.
The Loan Notes are subordinated in favour of the Facilities agreement and subject to the subordination, are freely transferable.
12.     Deferred taxation

	2004	2003
	£’000	£’000
Depreciation in excess of capital allowances	521	848
Short term timing differences	—	9

Deferred tax asset	521	857

There is no unrecognised deferred taxation (2003: £nil).
The movement on the deferred tax asset was as follows:

	2004	2003
	£’000	£’000
At 1 January	857	—
Deferred tax on acquisition	—	1,194
Charge to profit and loss account (note 5)	(336)	(337)

At 31 December	521	857

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

13.	Provisions for liabilities and charges
The following represents the amount of the retirement obligation at the beginning and end of the year ended 31 December:

	2004	2003
	£’000	£’000
Beginning balance at 1 January	554	497
Liabilities incurred during the year	126	112
Liabilities settled during the year	(85)	(94)
Accretion of interest	47	39

Ending balance at 31 December	642	554

14.	Called up share capital

			Allotted, called	Allotted, called
			up and fully	up and fully
	Authorised	Authorised	paid	paid
	No.	No.	£’000	£’000
	2004	2003	2004	2003
Equity shares: Ordinary shares of £1.00 each	950,001	950,001	950	950

15.	Reserves

Profit
and loss
account
£’000
Balance at 1 January 2004	81
Profit for the year	898

Balance at 31 December 2004	979

16.	Reconciliation of movement in equity shareholders’ funds

	2004	2003
	£’000	£’000
Net profit for the year	898	81
Issue of ordinary share capital	—	950

Net movement in equity shareholders’ funds	898	1,031
Opening equity shareholders’ funds	1,031	—

Closing equity shareholders’ funds	1,929	1,031

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

17.	Operating lease commitments
The annual commitment under non-cancellable operating leases was as follows:

	2004	2003
	£’000	£’000
Leases which expire:
Within two to five years — Other	2	1
Within two to five years — Land and buildings	116	100

18.     Notes to the consolidated cash flow statements

a) Reconciliation of operating profit to net cash inflow from operating activities

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Operating profit	3,028	1,977
Depreciation and amortisation	2,123	1,888
Loss on disposal of tangible fixed assets	98	266
Increase in debtors	(866)	(92)
(Increase)/decrease in stocks	(47)	52
(Decrease)/increase in creditors	(52)	1,607
Other non-cash movements	(72)	8

Net cash inflow from operating activities	4,212	5,706

b) Analysis of cash flows:

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Returns on investments and servicing of finance
Interest received	285	89
Interest paid	(807)	(766)
Issue costs of loan financing	—	(723)

	(522)	(1,400)

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Taxation
Corporation tax paid	(156)	—

	(156)	—

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
b)     Analysis of cash flows — (Continued)

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Capital expenditure and financial investment
Payment to acquire tangible fixed assets	(3,379)	(1,905)
Payment of capital creditors	116	742
Receipts from sales of tangible fixed assets	78	25

	(3,185)	(1,138)

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Acquisitions and disposals
Purchase of subsidiary undertaking	—	(15,836)
Net cash held by acquired subsidiary	—	322

	—	(15,514)

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Management of Liquid Resources
Net transfers from/to money markets	3,200	(3,200)

	3,200	(3,200)

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Financing
Issue of ordinary share capital	—	950
Repayment of secured loan	(1,062)	(3,351)
Repayment of lease and hire purchase obligations	—	(1,690)
New secured loan	—	20,718

	(1,062)	16,627

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

c) Analysis of changes in net debt

	At		Other	At
	1 January,		non-cash	31 December,
	2004	Cash flow	changes	2004
	£’000	£’000	£’000	£’000
Cash at bank and in hand	1,081	2,487	—	3,568
Current asset investment	3,200	(3,200)	—	—
Bank loans due within one year	(922)	1,062	(1,887)	(1,747)
Bank loans due after one year	(19,951)	—	926	(19,025)

Net debt	(16,592)	349	(961)	(17,204)

19.     Pension costs
The Group operates a stakeholder pension scheme. Group contributions to the scheme are dependent upon the level of employee contributions and the scheme is entirely of a defined contribution nature. The Group also contributes to individual pension schemes for those staff members who do not choose to join the Group stakeholder scheme. Contributions to individual pension schemes are also of a defined contribution nature.
There were no unpaid contributions at the year end (2003: £nil).
Contributions paid during the year were as follows:

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Group stakeholder pension scheme	18	17
Individual personal pension schemes	20	18

	38	35

20.     Assets provided as security
The bank loans and overdrafts of the Company are secured by a fixed and floating charge on all the assets of Bank Machine Limited.
21.     Parent undertaking
As of the date of the financial statements, the immediate and ultimate parent undertaking and controlling party is Bank Machine (Holdings) Limited, which is the parent undertaking of the smallest and largest group to consolidate these financial statements. It has included the Company in its group accounts, copies of which are available from its registered office, c/o Pinsent Mason Secretarial Limited, 1 Park Row, Leeds, LS1 5AB.

22.	Related party transactions
Prior to the acquisition of the Company by Bridgepoint Capital (Nominees) Limited (“Bridgepoint”) (through Bank Machine (Holdings) Limited) on 17 January, 2003, the Company conducted its operations as a wholly owned subsidiary of Euronet Worldwide, Inc. (“Euronet”). Subsequent to the aforementioned acquisition, the Company continued to rely on Euronet to provide it with certain ATM processing services. During 2004 and 2003, payments for such services totaled approximately £619,000 and £521,000, respectively.
As mentioned above, the Company is a wholly owned subsidiary of Bank Machine (Holdings) Limited, which in turn is majority owned by Bridgepoint. During 2004 and 2003, Bank Machine (Holdings) Limited paid

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
certain fees and expenses to Bridgepoint Capital Limited, a related party to Bridgepoint, totaling approximately £48,000 and £46,000, respectively.

23.	Subsequent event
On 17 May 2005, the Company was acquired by Cardtronics, Inc., a U.S. based owner and operator of ATMs, for approximately £51,464,000 in total consideration. Such consideration was comprised of £28,319,000 in cash, £1,595,000 in equity, and the assumption of the Company’s outstanding debt obligations as at such date totalling £21,550,000.
The Company is dependent on the continuing support of Cardtronics Inc., to enable it to meet its liabilities as they fall due. Cardtronics Inc. has indicated that it will continue to provide financial support and therefore the Directors believe that it is appropriate for the consolidated financial statements to be prepared on the going concern basis.

24.	Reconciliation of differences between UK GAAP and US GAAP
The Group’s financial statements have been prepared in accordance with UK GAAP, which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The differences which have a significant effect on the consolidated net profit/(loss), shareholders’ equity and the financial position of the Group are set out below.

			Year ended	Year ended
			31 December,	31 December,
			2004	2003
			£’000	£’000
Net profit in accordance with UK GAAP			898	81
US GAAP adjustments:
Business combinations:	(a	)
Reversal of goodwill amortized under UK GAAP but not US GAAP			806	771
Amortization of intangible assets recognized under US GAAP but not UK GAAP			(1,456)	(1,743)
Vacation accrual	(b	)	(11)	(4)
Derivative financial instruments	(c	)	(63)	131
Deferred tax effect of US GAAP adjustments	(d	)	459	484

Net income/(loss) in accordance with US GAAP			633	(280)

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
24.     Reconciliation of differences between UK GAAP and US GAAP — (Continued)
      The following is a reconciliation of total equity from UK GAAP to US GAAP:

			31 December,	31 December,
			2004	2003
			£’000	£’000
Total equity shareholders’ funds in accordance with UK GAAP			1,929	1,031
US GAAP adjustments:
Business combinations:	(a	)
Reversal of goodwill amortized under UK GAAP but not US GAAP			1,577	771
Amortization of intangible assets recognized under US GAAP but not UK GAAP			(3,199)	(1,743)
Vacation accrual	(b	)	(15)	(4)
Derivative financial instruments	(c	)	68	131
Deferred tax effect of US GAAP adjustments	(d	)	943	484

Total shareholders’ equity in accordance with US GAAP			1,303	670

      The following is a rollforward of total shareholders’ equity in accordance with US GAAP:

	Year Ended	Year Ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Balance in accordance with US GAAP, beginning of year	670	—
Issuance of share equity	—	950
Net income/(loss) in accordance with US GAAP	633	(280)

Balance in accordance with US GAAP, end of year	1,303	670

(a)     Business combinations

Goodwill amortization

Under FRS 10, UK GAAP requires that goodwill should be amortised over its useful economic life, which is generally presumed not to exceed 20 years. Accordingly, under UK GAAP goodwill is being amortized on a straight-line basis over an estimated useful life of 20 years.

Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), requires that goodwill and intangibles with an indefinite life no longer be amortised but instead subject to an impairment test at least annually, and more frequently if conditions warrant. Accordingly, under US GAAP, no goodwill amortization was recorded during 2004 and 2003. Goodwill impairment test under US GAAP has two steps. The first identifies potential impairments and the second calculates the possible impairment loss. The Group compared its estimated fair value with the carrying value of the Group’s net assets, including goodwill, as at 31 December 2004 and 2003, and determined that no goodwill impairment existed as at such dates.

Recognition of intangible assets other than goodwill

UK GAAP requires intangible assets to be separately recognised in a business combination only if (i) they can be disposed of separately without disposing of the business of the entity, and (ii) if their value can be measured reliably on initial measurement.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Under US GAAP, SFAS No. 141, Business Combinations (“SFAS 141”), mandates the recognition of intangible assets in a business combination if (i) they arise from contractual rights or other legal rights, or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged. Under SFAS 141, the Group established an additional £8,100,000 in intangible assets and a corresponding decrease in the goodwill, as part of the purchase price allocation process. Such amounts comprised of £7,800,000 in acquired merchant contract relationships and £300,000 for a covenant not to compete.

Under US GAAP, SFAS 142 requires that intangible assets with finite lives be amortized over their estimated useful lives in a manner that reflects the pattern in which the economic benefits of such intangible assets are expected to be consumed or otherwise used up. Accordingly, under US GAAP, the Group is amortizing the above merchant contract relationship intangible on an accelerated basis over an estimated useful life of approximately 12 years, and the non-compete covenant on a straight-line basis over a period of three years. Such amortization expense totalled £1,456,000 and £1,743,000 in 2004 and 2003, respectively.
(b)     Vacation accrual

Under UK GAAP, there is no comprehensive requirement to accrue for vacation pay or other compensated absences during the same accounting period, although accrual in certain industries where it is common for all staff to take holiday at the same time is not prohibited.

Under US GAAP, in accordance with SFAS No. 43, Accounting for Compensated Absences (“SFAS 43”), an employer should accrue a liability for employees’ compensation for future absences if all of the following conditions are met: (i) the employer’s obligation relating to employees’ rights to receive compensation for future absences is attributable to employees’ services already rendered; (ii) the obligation relates to rights that vest or accumulate; (iii) payment of the compensation is probable; and (iv) the amount can be reasonably estimated. Under US GAAP, the vacation accruals relating to compensated absences were £15,000 and £4,000 as at 31 December 2004 and 2003, respectively.
(c)     Derivative financial instruments

Under UK GAAP, payments made or received under the Group’s interest rate swap agreement are reflected as an increase or decrease to interest expense when incurred, and the fair market value of the swap is not reflected in the Group’s consolidated balance sheet.

Under US GAAP, the Group accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that all derivative instruments be recognized as assets or liabilities in the consolidated balance sheet and measured at fair value, regardless of the purpose or intent in holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or equity (as a component of other comprehensive income or loss), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as a fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income or loss in the consolidated balance sheet until the hedged item is recognized in earnings. The ineffective portion of the fair value changes is recognized in earnings immediately. Changes in the fair value of the underlying debt instrument are not recognized in net income or equity.

The Group has not designated its interest rate swap transaction as a hedge under SFAS 133. As a result, under US GAAP, such transaction is reflected in the consolidated balance sheet at its fair market value,

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

with any resulting changes in that value being recorded in earnings in the applicable period. As at 31 December 2004 and 2003, derivative assets of £68,000 and £131,000, respectively, were reflected in the Group’s consolidated balance sheet. In 2004, a £63,000 loss was included in the Group’s earnings reflecting the change in the fair value of such swap during that period. In 2003, such change in value resulted in a gain of £131,000.
(d)     Deferred income taxes

Under UK GAAP, the Group provides for deferred taxes on an undiscounted basis in respect of timing differences that have originated but not reversed as at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred taxation is provided for all temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases) on a full liability basis. Deferred tax assets are also recognized (net of a valuation allowance) to the extent that it is more likely than not that the benefit will be realized. Under US GAAP, discounting of deferred taxes is prohibited. Under US GAAP, the Group has recognized additional deferred taxes for the temporary differences resulting from the US GAAP adjustments (a) — (c) described above.

Classification differences

In addition to the differences between UK and US GAAP related to the recognition and measurement of transactions by the Company, there are also a number of differences in the manner in which items are classified in the consolidated profit and loss account and consolidated balance sheet. These classification differences have no impact on net income or shareholders’ equity.

General

The format of a balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. UK GAAP requires assets to be presented in ascending order of liquidity in accordance with the requirements of the Companies Act 1985, whereas under US GAAP assets are presented in descending order of liquidity. In addition current assets under UK GAAP include amounts that fall due after more than one year, whereas under US GAAP, such assets are classified as non-current assets.

Consolidated statement of cashflow

Cash flow under UK GAAP represents increases or decreases in “cash,” which comprises cash in hand, deposits repayable on demand and bank overdrafts. Under US GAAP, cash flow represents increases or decreases in “Cash and Cash Equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP, only three categories of cash flow activity are presented, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The following statements summarize the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments that reconcile cash and cash equivalents under US GAAP to cash on demand reported under UK GAAP.

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Net cash provided by operating activities	3,534	4,306
Net cash (used in)/provided by investing activities	(3,185)	(16,652)
Net cash (used in)/provided by financing activities	(1,062)	16,627
Net (decrease)/increase in cash and cash equivalents	(713)	4,281
Cash and cash equivalents under US GAAP at beginning of period	4,281	—
Cash and cash equivalents under US GAAP at end of period	3,568	4,281
Short-term investments with original maturities of less than three months	—	3,200
Cash on demand under UK GAAP at end of year	3,568	1,081

New accounting pronouncements not yet adopted

(a)	Interpretation 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143.” This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred — generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Group is currently assessing the impact FIN 47 may have on its financial position and results of operations.

(b)	FSP FAS 143-1, “Accounting for Electronic Equipment Waste Obligations”.

In June 2005, the FASB issued FSP FAS 143-1, “Accounting for Electronic Equipment Waste Obligations,” which addresses the accounting for obligations associated with Directive 2002/96/ EC, Waste Electrical and Electronic Equipment (the “Directive”), which was adopted by the European Union. FSP FAS 143-1 provides guidance on how to account for the effects of the Directive with respect to historical waste, waste associated with products placed on the market on or before August 13, 2005. FSP FAS 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable European Union member country. The Group is currently evaluating the effect that the adoption of FSP FAS 143-1 will have on its consolidated results of operations and financial condition.

BANK MACHINE (ACQUISITIONS) LIMITED
Interim Condensed Consolidated Financial Statements
3 Months Ended 31 March 2005

BANK MACHINE (ACQUISITIONS) LIMITED
CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS (Unaudited)

		Three months	Three months
		ended	ended
		31 March,	31 March,
	Note	2005	2004
		£’000	£’000
Turnover		3,989	3,485

Operating profit		390	600
Net interest payable and similar charges		(380)	(400)

Profit on ordinary activities before taxation		10	200
Tax on profit on ordinary activities	3	66	66

Net Profit/(loss) for the financial period	9	(56)	134

All turnover and operating profit for the periods presented arises from continuing operations.
There is no difference between the results as stated above and as stated on a historical cost basis.
There are no recognised gains or losses in either the current or prior periods other than as stated above.
The accompanying notes are an integral part of the condensed consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

		31 March,	31 December,
	Note	2005	2004
		£’000	£’000
Fixed assets
Intangible assets	4	14,436	14,638
Tangible assets	5	7,362	6,890

		21,798	21,528

Current assets
Stock		48	47
Debtors: amounts due within one year		1,937	1,446
Debtors: amounts due after more than one year — deferred tax		507	521
Cash at bank and in hand		2,886	3,568

		5,378	5,582
Creditors: amounts falling due within one year	6	(5,584)	(5,514)

Net current (liabilities)/assets		(206)	68

Total assets less current liabilities		21,592	21,596
Creditors: amounts falling due after more than one year	7	(19,054)	(19,025)
Provisions for liabilities and charges	8	(665)	(642)

Net assets		1,873	1,929

Capital and reserves
Called up share capital		950	950
Profit and loss account		923	979

Total equity shareholders’ funds	9	1,873	1,929

The accompanying notes are an integral part of the condensed consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Unaudited)

		Three months	Three months
		ended	ended
		31 March,	31 March,
	Note	2005	2004
		£’000	£’000
Net cash inflow from operating activities	10(a)	1,055	1,248
Returns on investments and servicing of finance	10(b)	(122)	39
Taxation	10(b)	(83)	—
Capital expenditure and financial investment	10(b)	(1,532)	(722)

		(682)	565
Management of liquid resources	10(b)	—	(600)

Decrease in cash		(682)	(35)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Three	Three
	months	months
	ended	ended
	31 March,	31 March,
	2005	2004
	£’000	£’000
Decrease in cash	(682)	(35)
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing	—	—
Cash used to increase liquid resources	—	600

Change in net debt resulting from cash flows	(682)	565
Movement in un-amortised element of finance costs	(33)	(35)

Movement in net debt in the period	(715)	530
Net debt at start of year	(17,204)	(16,591)

Net debt at 31 March	(17,919)	(16,061)

The accompanying notes are an integral part of the condensed consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited)

1.	Nature of business

Bank Machine (Acquisitions) Limited (the “Company”) together with its subsidiary, Bank Machine Limited (collectively with the Company, the “Group”) is an independent Automated Teller Machine (ATM) operator with approximately 1,000 ATMs located throughout the United Kingdom. On 17 January, 2003 the Company acquired its subsidiary Bank Machine Limited from Euronet Worldwide, Inc., the operations of which are presented in these financial statements. As at the date of these financial statements the Company was a wholly owned subsidiary of Bank Machine (Holdings) Limited.

2.	Basis of Preparation

The accompanying condensed consolidated financial statements are unaudited and are prepared on the basis of the accounting policies as set forth in the Group’s financial statements for the year ended 31 December, 2004. These financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to present the financial results for these interim periods fairly. Certain information and footnote disclosures normally included in financial statements prepared in accordance with applicable UK accounting standards (“UK GAAP”) have been condensed or omitted. Accordingly, these financial statements should be read in conjunction with the financial statements and related notes thereto for the year ended 31 December, 2004. Interim results are not necessarily indicative of results to be expected for the full year.

The 31 December, 2004 consolidated balance sheet was derived from audited financial statements but does not include all disclosures required by UK GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

3.	Tax on profit on ordinary activities

(a)	Analysis of taxation charge:

	Three months	Three months
	ended	ended
	31 March,	31 March,
	2005	2004
	£’000	£’000
UK Corporation tax on profits for the period	52	49
Deferred tax charge	14	17

Total charge	66	66

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

3.	Tax on profit on ordinary activities — (continued)

(b)	Factors affecting the tax charge for the period:
The tax assessed for the year is higher than the standard rate of corporation tax in the United Kingdom (30%). The differences are explained below:

	Three months	Three months
	ended	ended
	31 March	31 March
	2005	2004
	£’000	£’000
Profit on ordinary activities before tax	10	200

Profit on ordinary activities multiplied by standard rate of Corporation tax in the UK of 30%	3	60
Effects of:
Utilisation of tax losses brought forward	—	(64)
Depreciation in excess of capital allowances	14	17
Expenses not deductible for tax purposes	35	36

Total current tax charge	52	49

4.	Intangible fixed assets

£’000
Cost:
At 1 January 2005 and at 31 March 2005	16,215

Amortisation:
At 1 January 2005	(1,577)
Charge for the period	(202)

At 31 March 2005	(1,779)

Net book value:
At 31 March 2005	14,436

At 31 December 2004	14,638

Intangible fixed assets consists of goodwill arising on the acquisition of Bank Machine Ltd on 17 January, 2003. It is being amortised on a straight-line basis over 20 years.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

5.	Tangible fixed assets

		Fixture and
		fittings &
		computer	Motor
	ATMs	equipment	vehicles	Total
	£’000	£’000	£’000	£’000
Cost
At 1 January 2005	9,902	1,139	147	11,188
Additions	853	13	11	877
Disposals	(74)	—	—	(74)

At 31 March 2005	10,681	1,152	158	11,991

Depreciation
At 1 January 2005	(3,415)	(865)	(18)	(4,298)
Depreciation on disposals	37	—	—	37
Charge for the period	(324)	(35)	(9)	(368)

At 31 March 2005	(3,702)	(900)	(27)	(4,629)

Net book value
At 31 March 2005	6,979	252	131	7,362

At 31 December 2004	6,487	274	129	6,890

6.	Creditors: amounts falling due within one year

	31 March	31 December
	2005	2004
	£’000	£’000
Bank overdraft and loans	1,752	1,747
Trade creditors	1,666	2,368
Other taxation and social security	66	49
Corporation tax	174	162
Other creditors	304	61
Accruals	1,622	1,127

	5,584	5,514

7.	Creditors: amounts falling due after more than one year

	31 March	31 December
	2005	2004
	£’000	£’000
Total loan facilities	9,187	9,163
Shareholder fixed rate subordinated unsecured Loan Notes	9,867	9,862

	19,054	19,025

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Total loan facilities	£’000	£’000
Amounts falling due:
In one year or less, or on demand	1,875	1,875
Between one and two years	2,437	2,437
Between two and five years	6,938	6,938
In five years or more	—	—

	11,250	11,250
Less: issue costs un-amortised	(293)	(322)

	10,957	10,928
Less: included in creditors falling due within one year, including amortisation of issue costs	(1,770)	(1,765)

	9,187	9,163

Fixed rate subordinated unsecured Loan Notes	£’000	£’000
Amounts falling due:
In one year or less, or on demand	—	—
Between one and two years	—	—
Between two and five years	—	—
In five years or more	9,952	9,951

	9,952	9,951
Less: issue costs un-amortised	(103)	(107)

	9,849	9,844
Add: included in creditors falling due within one year, including amortisation of issue costs	18	18

	9,867	9,862

8.	Provisions for liabilities and charges
The following represents the amount of the retirement obligation at the beginning and end of the period ended:

	Three months
	ended
	31 March	31 December
	2005	2004
	£’000	£’000
Beginning balance at 1 January	642	554
Liabilities incurred during the year	25	126
Liabilities settled during the year	(16)	(85)
Accretion of interest	14	47

Ending balance at 31 March/31 December	665	642

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

9.	Reconciliation of movement in equity shareholders’ funds

	Three
	months	For the year
	ended	ended
	31 March	31 December
	2005	2004
	£’000	£’000
(Loss)/profit for the period/year	(56)	898

Net movement in equity shareholders’ funds	(56)	898
Opening equity shareholders’ funds	1,929	1,031

Closing equity shareholders’ funds	1,873	1,929

10.	Notes to the condensed consolidated cash flow statements

(a)	Reconciliation of operating profit to net cash inflow from operating activities:

	Three	Three
	months	months
	ended	ended
	31 March	31 March
	2005	2004
	£’000	£’000
Operating profit	390	600
Depreciation and amortisation	570	513
Loss on disposal of tangible fixed assets	22	30
Increase in debtors	(491)	(206)
Increase in stocks	(1)	—
Increase in creditors	565	311

Net cash inflow from operating activities	1,055	1,248

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

10.	Notes to the condensed consolidated cash flow statements — (Continued)

(b)	Analysis of cash flows:

	Three	Three
	months	months
	ended	ended
	31 March	31 March
	2005	2004
	£’000	£’000
Returns on investments and servicing of finance
Interest received	69	39
Interest paid	(191)	—

	(122)	39

Taxation
Corporation tax paid	(83)	—

	(83)	—

Capital expenditure and financial investment
Payment to acquire tangible fixed assets	(852)	(70)
Payment of capital creditors	(695)	(711)
Receipts from sales of tangible fixed assets	15	59

	(1,532)	(722)

	Three	Three
	months	months
	ended	ended
	31 March	31 March
	2005	2004
	£’000	£’000
Management of Liquid Resources
Net transfers to money markets	—	(600)

	—	(600)

11.	Subsequent event
On 17 May 2005, the Company was acquired by Cardtronics, Inc., a U.S. based owner and operator of ATMs, for approximately £51,464,000 in total consideration. Such consideration was comprised of £28,319,000 in cash, £1,595,000 in equity, and the assumption of the Company’s outstanding debt obligations as of such date totalling £21,550,000.
The Company is dependent on the continuing support of Cardtronics, Inc., to enable it to meet its liabilities as they fall due. Cardtronics, Inc. has indicated that it will continue to provide financial support and therefore the Directors believe that it is appropriate for the consolidated financial statements to be prepared on the going concern basis.

12.	Reconciliation of Differences Between UK GAAP and US GAAP
The Group’s unaudited condensed consolidated financial statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Summaries of the significant differences as they apply to the Group are set forth in Note 24 to the Group’s consolidated financial statements for the year ended

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)
21 December, 2004. The differences which have a significant effect on the consolidated net income (loss), shareholders’ equity and the financial position of the Group are set out below.
Effect on net profit (loss) of material differences between UK and US GAAP

	Three months	Three months
	ended	ended
	31 March,	31 March,
	2005	2004
	£’000	£’000
Net (loss)/profit in accordance with UK GAAP	(56)	133
US GAAP adjustments:
Business combinations:
Reversal of goodwill amortized under UK GAAP but not US GAAP	202	202
Amortization of intangible assets recognized under US GAAP but not UK GAAP	(289)	(364)
Vacation accrual	(16)	(13)
Derivative financial instruments	(21)	9
Deferred tax effect of US GAAP adjustments	97	110

Net profit in accordance with US GAAP	(83)	77

      The following is a reconciliation of total equity from UK GAAP to US GAAP:

	31 March,	31 December,
	2005	2004
	£’000	£’000
Total equity shareholders’ funds in accordance with UK GAAP	1,873	1,929
US GAAP adjustments:
Business combinations:
Reversal of goodwill amortized under UK GAAP but not US GAAP	1,779	1,577
Amortization of intangible assets recognized under US GAAP but not UK GAAP	(3,488)	(3,199)
Vacation accrual	(31)	(15)
Derivative financial instruments	47	68
Deferred tax effect of US GAAP adjustments	1,041	944

Total shareholders’ equity in accordance with US GAAP	1,221	1,304

The following is a rollforward of total shareholders’ equity in accordance with US GAAP:

	Three months	Three months
	ended	ended
	31 March	31 March
	2005	2004
	£’000	£’000
Balance in accordance with US GAAP, beginning of year/ period	1,304	670
Net profit in accordance with US GAAP	(83)	77

Balance in accordance with US GAAP, end of year/ period	1,221	747

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)
The following statements summarize the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments that reconcile cash and cash equivalents under US GAAP to cash on demand reported under UK GAAP.

	31 March,	31 March,
	2005	2004
	£’000	£’000

Net cash provided by operating activities	850	1,287
Net cash used in investing activities	(837)	(11)
Net cash (used in)/provided by financing activities	(695)	(711)
Net (decrease)/increase in cash and cash equivalents	(682)	565
Cash and cash equivalents under US GAAP at beginning of year/period	3,568	4,281
Cash and cash equivalents under US GAAP at end of period	2,886	4,846
Short-term investments with original maturities of less than three months	—	3,800
Cash on demand under UK GAAP at end of period	2,886	1,046
New accounting pronouncements not yet adopted
(a) Interpretation 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.
In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143.” This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred — generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Group is currently assessing the impact FIN 47 may have on its financial position and results of operations.
(b) FSP FAS 143-1, “Accounting for Electronic Equipment Waste Obligations”.
In June 2005, the FASB issued FSP FAS 143-1, “Accounting for Electronic Equipment Waste Obligations,” which addresses the accounting for obligations associated with Directive 2002/96/ EC, Waste Electrical and Electronic Equipment (the “Directive”), which was adopted by the European Union. FSP FAS 143-1 provides guidance on how to account for the effects of the Directive with respect to historical waste, waste associated with products placed on the market on or before August 13, 2005. FSP FAS 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable European Union member country. The Group is currently evaluating the effect that the adoption of FSP FAS 143-1 will have on its consolidated results of operations and financial condition.

ATM COMPANY
Consolidated Financial Statements
December 31, 2002 and 2003 and June 30, 2004
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
To the Board of Directors
Cardtronics, Inc.:
      We have audited the accompanying consolidated balance sheets of ATM Company (as defined in footnote 1) as of December 31, 2002 and 2003, and June 30, 2004, and the related consolidated statements of operations, in stockholder’s equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2003, and for the six-month period ended June 30, 2004. These consolidated financial statements are the responsibility of ATM Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of ATM Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATM Company as of December 31, 2002 and 2003, and June 30, 2004, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003, and for the six-month period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 1 to the consolidated financial statements, ATM Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations on January 1, 2003.
/s/ KPMG LLP
Houston, Texas
May 10, 2005

ATM COMPANY
CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2003 and June 30, 2004
(000’s)

	December 31,
			June 30,
	2002	2003	2004

Assets
Current assets:
Cash and cash equivalents	$4,391	$11,081	$9,991
Accounts receivable, net of allowance for doubtful accounts of $614, $340, and $524, respectively	3,273	4,816	4,868
Notes receivable, current	70	30	32
Inventory	279	306	325
Prepaid, deferred costs and other current assets	411	90	135

Total current assets	8,424	16,323	15,351
Notes receivable, non-current	71	41	21
Property and equipment, net	13,901	14,481	18,279
Intangible assets, net	12,804	17,324	14,357
Goodwill, net	69,852	69,852	69,852

Total assets	$105,052	$118,021	$117,860

Liabilities and Stockholder’s Equity/(Deficit)
Current liabilities:
Accounts payable	$6,334	$6,630	$5,794
Payable to affiliated party	86,482	100,794	103,320
Accrued liabilities	4,901	7,588	8,257

Total current liabilities	97,717	115,012	117,371
Long-term liabilities:
Obligations under capital leases	29	—	—
Other long-term liabilities	—	1,436	1,747

Total liabilities	97,746	116,448	119,118
Stockholder’s equity/(deficit)	7,306	1,573	(1,258)

Total liabilities and stockholder’s equity/(deficit)	$105,052	$118,021	$117,860

See accompanying notes to consolidated financial statements.

ATM COMPANY
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002 and 2003 and Six Months Ended June 30, 2004
(000’s)

	Years Ended		Six Months
	December 31,		Ended
			June 30,
	2002	2003	2004

Revenues:
ATM service revenues	$97,612	$112,530	$55,329
ATM product revenues	4,644	3,511	1,576

Total revenues	102,256	116,041	56,905
Cost of revenues:
Cost of ATM service revenues	84,207	97,001	49,698
Cost of ATM product revenues	3,647	3,561	983

Total cost of revenues	87,854	100,562	50,681
Gross profit (exclusive of depreciation shown separately below)	14,402	15,479	6,224
Operating expenses:
Selling, general and administrative expenses	8,341	7,362	3,159
Depreciation and accretion expense	3,578	4,852	2,015
Amortization expense	4,829	6,185	2,835
Affiliated party expense	711	2,109	1,260
Restructuring expense	1,691	285	250
Equity in (earnings)/losses of unconsolidated affiliates	(96)	(62)	(310)

Total operating expenses	19,054	20,731	9,209
Operating loss	(4,652)	(5,252)	(2,985)
Other (income)/expense	(110)	305	(154)

Loss before income taxes and cumulative effect of change in accounting principle	(4,542)	(5,557)	(2,831)

Income tax provision (benefit)	—	—	—
Loss before cumulative effect of change in accounting principle	(4,542)	(5,557)	(2,831)
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit of $0	—	176	—

Net loss	$(4,542)	$(5,733)	$(2,831)

See accompanying notes to consolidated financial statements.

ATM COMPANY
STATEMENTS OF STOCKHOLDER’S EQUITY/(DEFICIT)
For the Years Ended December 31, 2002 and 2003 and Six Months Ended June 30, 2004
(000’s)

	Additional
	Paid-In	Accumulated
	Capital	Deficit	Total

Balance — December 31, 2001	$33,812	$(21,964)	$11,848
Net loss	—	(4,542)	(4,542)

Balance — December 31, 2002	33,812	(26,506)	7,306
Net loss	—	(5,733)	(5,733)

Balance — December 31, 2003	33,812	(32,239)	1,573
Net loss	—	(2,831)	(2,831)

Balance — June 30, 2004	$33,812	$(35,070)	$(1,258)

See accompanying notes to consolidated financial statements.

ATM COMPANY
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2003 and Six Months Ended June 30, 2004
(000’s)

	Years Ended		Six Months
	December 31,		Ended
			June 30,
	2002	2003	2004

Cash flows from operating activities:
Net loss	$(4,542)	$(5,733)	$(2,831)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, amortization and accretion expense	8,407	11,037	4,850
Provision for doubtful accounts	575	(59)	416
(Gain) loss on sale of assets	27	684	74
Cumulative effect of change in accounting principle	—	176	—
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	78	(1,484)	(468)
Prepaid, deferred costs and other current assets	311	320	(45)
Inventory	456	1,014	532
Notes receivable, net	(22)	70	17
Accounts payable	1,301	296	(837)
Accrued liabilities	(1,452)	2,688	669
Other, net	(18)	(229)	(32)

Net cash provided by operating activities	5,121	8,780	2,345
Cash flows from investing activities:
Additions to property and equipment	(8,439)	(4,762)	(5,934)
Acquisition of merchant portfolios and equipment	(172)	(11,610)	(28)

Net cash used in investing activities	(8,611)	(16,372)	(5,962)
Cash flows from financing activities:
Repayments of long-term debt and capital leases	(26)	(29)	—
Advances from affiliated party	6,506	14,311	2,527

Net cash provided by financing activities	6,480	14,282	2,527

Net increase (decrease) in cash and cash equivalents	2,990	6,690	(1,090)
Cash and cash equivalents at beginning of year	1,401	4,391	11,081

Cash and cash equivalents at end of year	$4,391	$11,081	$9,991

See accompanying notes to consolidated financial statements.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Business and Summary of Significant Accounting Policies
(a)     Description of Business and Basis of Presentation
      ATM Company (the Company) owns and operates approximately 13,000 automated teller machines (ATMs) within the United States and provides ATM management and equipment-related services to both nationally known and small business merchant customers. The Company typically enters into multi-year contractual relationships with its merchant customers.
      Prior to June 30, 2004, the Company conducted its business as E*TRADE Access, Inc., a wholly owned subsidiary of E*TRADE Bank. Effective June 30, 2004, substantially all of the assets and liabilities of the Company were sold to Cardtronics, Inc. (Cardtronics) with the exception of the payable to affiliated party, which primarily represents the push-down effects of the Company’s prior acquisitions. The consolidated financial statements presented herein reflect the financial position and results of operations of the Company immediately prior to the aforementioned sale.
(b)     Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its consolidated subsidiary, North American Cash Systems (NACS). All significant accounts, transactions and profits between the Company and NACS have been eliminated in consolidation.
(c)     Cash and Cash Equivalents
      For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash in bank and short-term deposit sweep accounts. The Company had no restricted cash balances during the periods presented in the accompanying financial statements.
(d)     ATM Vault Cash
      The Company primarily relies on its agreement with Palm Desert National Bank (PDNB) to provide it with all of the cash that it uses in its ATMs, and for which cash is not provided by the merchant. Such cash is provided by E*TRADE Bank to PDNB under a separate agreement between the two parties, and is referred to as “vault cash” under federal banking regulations. The Company pays a fee for its usage of this cash based on the total amount of the cash that it is using at any given time. At all times during the use of this cash, it belongs to the cash provider, and the cash provider has the right to demand the return of all or any portion of the cash at any time upon the occurrence of certain events beyond the Company’s control.
      The amount of vault cash in the Company’s ATMs was approximately $122.0 million and $92.5 million at December 31, 2003 and June 30, 2004, respectively.
(e)     Accounts Receivable
      Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks for ATM transaction revenues earned on transactions processed during the month ending on the balance sheet date. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly and determines the allowance based on an analysis of its past due accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(f)     Note Receivable
      The Company’s note receivable balance relates to an ATM financing arrangement with a term beyond one year. Such note bears interest at approximately 13%, which is being recognized over the life of the note. The ATMs that are financed pursuant to this arrangement serve as collateral for the related note.
(g)     Inventory
      Inventory consists principally of ATMs and, to a lesser extent, ATM spare parts and ATM supplies. Inventory items are stated at the lower of cost or market, and cost is determined by the specific identification method.
(h)     Property and Equipment, net
      Equipment is stated at cost and depreciation is calculated using the straight-line method over an estimated useful life of five years. Also included in equipment are new ATMs the Company has acquired for future installation. Such ATMs are held as deployments in process and are not depreciated until placed in service. Depreciation expense for equipment for the years ended December 31, 2002 and 2003, and for the six months ended June 30, 2004, was $3.6 million, $4.9 million, and $2.0 million, respectively. See Note 9 regarding asset retirement obligations associated with the Company’s ATMs.
(i)     Goodwill and Other Intangible Assets, net
      Goodwill and other intangible assets, net, represent the excess of the purchase price over the fair value of net tangible assets acquired through the Company’s previous asset and business combinations. The goodwill balance was created in connection with the Company’s acquisition of Card Capture Services, Inc. (CCS) in May 2000 (see Note 2). Intangible assets, other than goodwill, are primarily comprised of merchant contracts/relationships acquired in connection with acquisitions of selected ATM assets (i.e., the right to receive future cash flows related to ATM transactions occurring at these merchant locations).
      For the periods prior to January 1, 2002, goodwill was amortized using the straight-line method based on an estimated useful life of 40 years. Upon adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142) on January 1, 2002, the Company ceased the amortization of goodwill and tested the carrying amount for impairment. No adjustment was made to the carrying value of the goodwill balance as a result of such impairment test. The Company tests goodwill for impairment on at least an annual basis.
      Intangible assets related to acquired merchant contracts/relationships are amortized on a straight-line basis over estimated useful lives ranging from five to seven years. Such estimated useful lives were determined by the Company based on a review of the weighted average life of the expected after-tax cash flows from the underlying merchant contracts and the terms of the contracts themselves, as well as the Company’s expectations based on industry experience. The Company evaluates the remaining useful lives of other intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.
      During the years ended December 31, 2002 and 2003, and for the six months ended June 30, 2004, the Company recorded amortization expense related to its intangible assets of $4.8 million, $6.2 million, and $2.8 million, respectively. The estimated amortization expense for each of the five succeeding years is not applicable as the Company’s intangible assets were revalued in connection with the Cardtronics’ acquisition, as mentioned above.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(j)     Income Taxes
      The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and income before provision for income taxes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are calculated based on current statutory federal and state income tax rates. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.
      For the periods presented herein, the Company’s predecessor (E*TRADE Access, Inc.) was part of the consolidated tax group of E*TRADE Financial Corporation, the parent company of E*TRADE Bank, and shared in (and contributed to) the consolidated tax benefits and obligations of the group. However, the income tax amounts presented in these financial statements and related footnotes have been computed assuming that the Company was not part of such consolidated tax group, but rather had prepared separate income tax returns for the periods presented. See Note 12 for more details regarding the Company’s income tax related amounts.

(k) Impairment of Long-Lived Assets
      The Company places significant value on the installed ATMs that it owns and manages in merchant locations and the underlying merchant contracts/relationships. The recoverability of the carrying value of long-lived assets is reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To assess recoverability, the Company evaluates the carrying value of long-lived assets and compares them to the respective projected future undiscounted cash flows. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the long-lived assets being evaluated. The Company does not believe that any impairment of its intangibles or other long-lived assets has occurred.

(l) Use of Estimates in the Preparation of Financial Statements
      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include the carrying amount of intangibles and valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those assumed in the Company’s estimates.

(m) Revenue Recognition
      Substantially all of the Company’s revenues are generated from ATM transaction-based fees and services, which include surcharge fees, interchange fees and other monthly fees. Transaction-based fees are recognized at the time the ATM transactions are processed and service fees are recognized at the time the service is performed. The Company offers a maintenance service agreement to certain customers purchasing ATMs. The Company recognizes service agreement revenue monthly as earned, and expenses relating to repairs under service agreements as incurred. The Company recognizes revenue related to the sale of ATMs when the equipment is delivered to the merchant customer and the Company has completed all required installation and set-up procedures. If the equipment is sold directly to a third-party dealer, the Company recognizes revenue upon the shipment of the equipment from the manufacturer to the third-party dealer.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n) Stock-Based Compensation
      The Company has not had, and does not currently have, any stock-based compensation plans in place. However, certain employees of the Company’s predecessor participated in the stock-based compensation plan sponsored by E*TRADE Financial Corporation.
      The Company has elected to account for its participation in the above-mentioned stock-based compensation plan using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and to disclose pro forma effects on net loss as provided by the provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure and SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). Accordingly, no compensation cost for stock options held by employees of the Company has been recognized. Had compensation cost for stock options been determined based on the fair value at the grant dates in 2002, 2003 and 2004, consistent with the provisions of SFAS 123, the recorded net loss amounts would have been increased by approximately $118,000, $63,000 and $8,000, respectively.
      For disclosure purposes, the fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options granted for the years ended December 31, 2002 and 2003, and for the six months ended June 30, 2004, were $6.09, $2.89, and $5.80, respectively. The fair value of the Company’s participation in the above-referenced stock-based compensation plan was estimated assuming no expected dividends and the following weighted-average assumptions:

	2002	2003	2004

Expected stock price volatility	71%	66%	52%
Risk-free interest rate	4%	3%	2%
Expected life of options following vesting (in months)	36	19	22

(o) Recent Accounting Pronouncements
      In June 2001, the Financial Accounting Standards Board (the FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. SFAS 143 requires the Company to estimate the fair value of future retirement costs associated with its ATMs. The fair value of a liability for an asset retirement obligation is to be recognized in the period in which it is incurred and can be reasonably estimated. Such asset retirement costs are to be capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s estimated useful life. Fair value estimates of liabilities for asset retirement obligations will generally involve discounted future cash flows. Periodic accretion of such liabilities due to the passage of time is to be recorded as an operating expense. The provisions of SFAS 143 are effective for fiscal years beginning after June 15, 2002, with initial application as of the beginning of the fiscal year. The adoption of SFAS 143 resulted in the recognition of: (i) liabilities amounting to approximately $1.0 million for contingent retirement obligations under certain merchant contracts (included in other long-term liabilities on the Company’s consolidated balance sheet); (ii) asset retirement costs amounting to approximately $1.0 million (included in property and equipment on the Company’s consolidated balance sheet); and (iii) a charge for the cumulative effect of the change in accounting principle amounting to approximately $176,000. The cumulative effect amount of $176,000 has not been reduced by a related income tax benefit due to the uncertain future utilization of such benefit. Accretion expense related to liabilities for contingent retirement obligations (included in depreciation and accretion on the Company’s consolidated statements of operations) totaled approximately $86,000 for the year ended December 31, 2003, and approximately $54,000 for the six months ended June 30, 2004, respectively. At December 31, 2003 and June 30, 2004, liabilities for contingent retirement obligations amounted to $1.4 million and $1.7 million, respectively.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Acquisitions
      In May 2000, E*TRADE Access, Inc. (the Company’s predecessor) was formed through the acquisition of CCS by E*TRADE Financial Corporation. The purchase price totaled approximately $100.8 million and was comprised of $5.0 million in cash, approximately $87.5 million in stock of E*TRADE Financial Corporation, the assumption of approximately $6.8 million in debt, and the incurrence of approximately $1.5 million in direct costs associated with the acquisition. The following table summarizes the estimated fair values of the major assets acquired and liabilities assumed at the date of the acquisition (000’s):

Estimated
Category	Fair Value

Net working capital	$575
Property and equipment	3,622
Other assets	875

Total tangible assets	5,072
Intangible assets	22,860
Goodwill	72,889

Total net assets acquired	$100,821

      The $22.9 million in intangible assets primarily represents the value assigned to the acquired merchant contracts/relationships, as determined by an independent appraisal specialist. Such amount is being amortized on a straight-line basis over an estimated useful life of seven years. The $72.9 of goodwill was being amortized over an estimated useful life of 40 years prior to the adoption of SFAS 142. On January 1, 2002, the Company ceased the amortization of such goodwill balance in accordance with the provisions of SFAS 142.
      During 2002, the Company acquired a total of 28 merchant contracts/relationships in a series of separate transactions. The cost of the acquisitions totaled approximately $0.2 million and the purchase price was allocated entirely to the acquired merchant contracts/relationships. No ATMs were acquired in such transactions. Total consideration paid represented the fair value of the acquired intangible assets as of the acquisition dates.
      During 2003, the Company acquired a total of over 5,000 merchant contracts/relationships and over 240 ATMs through a series of separate asset acquisitions. The cost of the acquisitions totaled $11.6 million and the purchase price was allocated $0.9 million to ATM equipment and $10.7 million to merchant contracts/relationships. Of the $11.6 million paid in 2003 for such acquisitions, approximately $10.1 million related to the Company’s acquisition of selected contracts and ATMs from XtraCash ATM, Inc. Total consideration paid represented the fair value of the acquired assets as of the acquisition dates.
      The Company made no significant acquisitions during the first six months of 2004.

(3)	Affiliated Party Transactions
      Prior to the acquisition by Cardtronics of the Company, E*TRADE Bank provided certain services to E*TRADE Access, Inc. (the Company’s predecessor) under a service agreement, including insurance and risk management services, tax and financial reporting services, and payroll processing services. E*TRADE Bank also provided use of its office space, equipment and furniture and fixtures. The accompanying financial statements reflect charges from E*TRADE Bank for such services in the amounts of $0.7 million, $2.1 million, and $1.3 million for the years ended December 31, 2002 and 2003, and for the six months ended June 30, 2004, respectively. Amounts owed to E*TRADE Bank for such services, including the push-

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
down effects of the Company’s historical acquisitions, totaled $86.5 million, $100.8 million, and $103.3 million as of December 31, 2002 and 2003, and June 30, 2004, respectively.

(4)	Prepaid, Deferred Costs, and Other Current Assets
      A summary of prepaid, deferred costs, and other current assets is as follows (000’s):

	As of
	December 31,		As of
			June 30,
	2002	2003	2004

Prepaids	$404	$90	$71
Deferred costs and other current assets	7	—	64

Total	$411	$90	$135

(5)	Property and Equipment, net
      A summary of property and equipment is as follows (000’s):

	As of
	December 31,		As of
			June 30,
	2002	2003	2004

Property and equipment	$19,369	$23,923	$29,301
Software	1,906	2,322	2,335

Total	21,275	26,245	31,636
Less accumulated depreciation	(7,374)	(11,764)	(13,357)

Net property and equipment	$13,901	$14,481	$18,279

(6)	Intangible Assets, net
      A summary of intangible assets is as follows (000’s):

	As of December 31,		As of
			June 30,
	2002	2003	2004

Merchant contracts	$22,715	$30,985	$29,893
Less accumulated amortization	(9,911)	(13,661)	(15,536)

Net intangible assets	$12,804	$17,324	$14,357

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	Accrued Liabilities
      The Company’s accrued liabilities include accrued armored fees, communication fees, maintenance obligations, and other fees associated with the Company’s ongoing operations. A summary of the Company’s accrued liabilities as of the dates below is as follows (000’s):

	As of December 31,		As of
			June 30,
	2002	2003	2004

Restructuring accrual	$1,500	$1,559	$1,706
Accrued armored fees	843	991	920
Accrued communication fees	426	424	—
Accrued maintenance fees	306	343	1,352
Accrued bank and cash management fees	97	2,141	951
Accrued ATM purchases	—	—	577
Accrued sales and property taxes	—	—	304
Other accrued expenses	1,729	2,130	2,447

Total	$4,901	$7,588	$8,257

(8)	Commitments and Contingencies
      The following table and discussion reflect the Company’s significant contractual obligations and other commercial commitments as of December 31, 2003 (in thousands):

Contractual Obligations	Total	2004	2005	2006	2007

Operating lease obligations	$2,920	$1,188	$1,174	$523	$35

      As previously mentioned, the Company is charged by E*TRADE Bank for the use of its office space, and as such, has no separate contractual lease agreement in place. Accordingly, there are no contractual rent payment amounts included in the table above.

(9)	Asset Retirement Obligations
      The Company changed its method of accounting for asset retirement obligations in accordance with SFAS 143 effective January 1, 2003. Under SFAS 143, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of the fair value can be made. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded for any difference between the settlement amount and the liability recorded.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The cumulative effect of the change on prior years resulted in an after-tax charge to income of approximately $176,000. The effect of the change in 2003 was to decrease income before the cumulative effect of the accounting changes by approximately $74,000 related to depreciation and accretion expense recorded during the period, offset somewhat by the utilization of the established asset retirement obligation. The pro forma effects of the application of SFAS 143 as if the statement had been adopted on January 1, 2002 (instead of January 1, 2003) are presented below (pro forma amounts in thousands assuming the accounting change is applied retroactively, net of tax):

	Years Ended
	December 31,

	2002	2003
	Pro Forma	Pro Forma

Net loss	$(4,542)	$(5,733)
(Increase) decrease in depreciation expense	(130)	130
(Increase) decrease in accretion expense	(46)	46

Net loss, as adjusted	$(4,718)	$(5,557)

      Asset retirement obligations consist primarily of de-installation costs of the ATM and the costs to restore the ATM site to its original condition. The Company is legally required to perform this de-install and restoration work. In accordance with SFAS 143, for each group of ATMs the Company recognized the fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset. The related assets are being depreciated on a straight-line basis over five years.
      The following table describes changes to the asset retirement obligation liability for the year ended December 31, 2003 and the six months ended June 30, 2004 (000’s):

	2003	2004

Asset retirement at the beginning of the year	$1,016	$1,436
Additional ATMs	602	257
Accretion expense	86	54
Payments	(268)	—

Total	$1,436	$1,747

      The actual and pro forma asset retirement obligation liability balances as if SFAS 143 had been adopted on January 1, 2002 (instead of January 1, 2003) were as follows (000’s):

	December 31,

	2002	2003

Liability for asset retirement — beginning	—	$1,016
Liability for asset retirement — ending	$1,016	$1,436

(10)	Litigation
      The Company is involved in various lawsuits and legal proceedings which have arisen in the normal course of business. While the ultimate results of these other matters cannot be predicted with certainty, they are not expected to have a material adverse effect on the financial position of the Company.

(11)	Income Taxes
      As discussed in Note 1, the Company’s income taxes have been computed assuming that the Company was not part of the E*TRADE Financial Corporation consolidated tax group, but rather had prepared separate

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
income tax returns for the periods presented. Accordingly, the Company has not reflected a tax benefit for any of the periods presented in the accompanying financial statements due to the uncertainties surrounding the ability of the Company to utilize such benefits.
      The recorded income tax benefit differs from amounts computed by applying the statutory rate to the Company’s net loss before taxes as follows for the years ended December 31, 2002 and 2003, and the six months ended June 30, 2004 (000’s):

	Years Ended		Six Months
	December 31,		Ended
			June 30,
	2002	2003	2004

Income tax benefit at the statutory rate of 35%	$(1,590)	$(2,007)	$(991)
State tax benefit, net of federal provision	(177)	(224)	(110)
Non-deductible meals and entertainment	9	3	2
Change in valuation allowance	1,758	2,228	1,099

Income tax benefit on loss before income taxes and cumulative effect of accounting change	—	—	—
Income tax allocated to cumulative effect of accounting change	—	—	—

Total income tax benefit per financial statements	$—	$—	$—

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2003, and June 30, 2004, are as follows (000’s):

	December 31,
			June 30,
	2002	2003	2004

Current deferred tax assets:
Accrued expenses	$630	$83	$84
Reserve for doubtful accounts	370	347	507
Other	17	18	18

Current deferred tax assets	1,017	448	609

Non-current deferred tax assets:
Amortization of intangibles	3,329	4,941	5,571
Net operating loss carryforwards	10,534	14,690	17,358

Non-current deferred tax assets	13,863	19,631	22,929
Non-current deferred tax liabilities:
Property and equipment	1,698	2,752	4,092
Amortization of goodwill	3,859	5,750	6,695

Non-current deferred tax liabilities	5,557	8,502	10,787

Net non-current deferred tax assets	$8,306	$11,129	$12,142
Net current deferred tax assets	1,017	448	609

Total deferred tax assets	9,323	11,577	12,751
Less: Valuation allowance	(9,323)	(11,577)	(12,751)

Net deferred taxes	$—	$—	$—

      A valuation allowance has been provided to offset the deferred tax assets for all periods presented due to the uncertainties surrounding the future realization of such deferred tax assets. As of June 30, 2004, the

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company’s estimated net operating loss (“NOL”) carryforwards for income tax purposes, assuming it had filed separate returns for the periods presented, would have totaled approximately $40.1 million.
      Approximately $1.8 million of the valuation allowance for deferred tax assets at June 30, 2004, relates to items which, when recognized, would have resulted in a credit to equity rather than a reduction in the Company’s federal income tax provision.

(12)	Significant Suppliers
      The Company incurred charges from one supplier that accounted for approximately 10% of the total cost of revenues for the years ended December 31, 2002 and 2003, and the six months ended June 30, 2004.

(13)	Segment Information and Geographical Information
      The Company considers its business activities to be comprised of a single reporting segment — ATM Management Services. During each of the periods presented in the accompanying consolidated financial statements, the Company had no single merchant customer that represented 10% or more of total revenues. All revenues were generated in the United States of America.

(14)	Acquisition by Cardtronics, Inc.
      As disclosed in Note 1, substantially all of the assets and liabilities of E*TRADE Access, Inc. (the Company’s predecessor), with the exception of the payable to affiliated party, were acquired and assumed by Cardtronics, Inc. effective June 30, 2004, for approximately $106.9 million in cash.

ANNEX A
LETTER OF TRANSMITTAL
To Tender
Outstanding 9.250% Senior Subordinated Notes due 2013
of
CARDTRONICS, INC.
Pursuant to the Exchange Offer and Prospectus dated
THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON                         , 2005 (THE “EXPIRATION DATE”), UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE COMPANY.
The Exchange Agent for the Exchange Offer is:
Wells Fargo Bank, National Association
Attention: Corporate Trust Operations
Sixth and Marquette
MAC N9303-121
Minneapolis, Minnesota 55479
Telephone: (800) 344-5128
Facsimile: (612) 667-4927
      IF YOU WISH TO EXCHANGE CURRENTLY OUTSTANDING 9.250% SENIOR SUBORDINATED NOTES DUE 2013 (THE “OUTSTANDING NOTES”) FOR AN EQUAL AGGREGATE PRINCIPAL AMOUNT OF NEW 9.250% SENIOR SUBORDINATED NOTES DUE 2013 PURSUANT TO THE EXCHANGE OFFER, YOU MUST VALIDLY TENDER (AND NOT WITHDRAW) OUTSTANDING NOTES TO THE EXCHANGE AGENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE BY CAUSING AN AGENT’S MESSAGE TO BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO SUCH TIME.

      The undersigned hereby acknowledges receipt and review of the Prospectus, dated                     (the “Prospectus”), of Cardtronics, Inc., a Delaware corporation (the “Company”), and this Letter of Transmittal (the “Letter of Transmittal”), which together describe the Company’s offer (the “Exchange Offer”) to exchange its 9.250% Senior Subordinated Notes due 2013 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 9.250% Senior Subordinated Notes due 2013 (the “Outstanding Notes”). Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.
      The Company reserves the right, at any time or from time to time, to extend the Exchange Offer at its discretion, in which event the term “Expiration Date” shall mean the latest date to which the Exchange Offer is extended. The Company shall notify the Exchange Agent and each registered holder of the Outstanding Notes of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
      This Letter of Transmittal is to be used by holders of the Outstanding Notes. Tender of Outstanding Notes is to be made according to the Automated Tender Offer Program (“ATOP”) of the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the prospectus under the caption “The Exchange

Offer — Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer generated message known as an “agent’s message” to the exchange agent for its acceptance. For you to validly tender your Outstanding Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your Outstanding Notes; and

•	You agree to be bound by the terms of this Letter of Transmittal.
      By using the ATOP procedures to tender outstanding notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.
Ladies and Gentlemen:
      1. By tendering Outstanding Notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.
      2. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that you have full authority to tender the Outstanding Notes described above and will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the tender of Outstanding Notes.
      3. You understand that the tender of the Outstanding Notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between and the Company as to the terms and conditions set forth in the Prospectus.
      4. By tendering Outstanding Notes in the Exchange Offer, you acknowledge that the Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the “SEC”), including Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the New Notes issued in exchange for the Outstanding Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than a broker-dealer who purchased Outstanding Notes exchanged for such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act of 1933, as amended (the “Securities Act”) and any such holder that is an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders’ business and such holders are not participating in, and have no arrangement with any person to participate in, the distribution of such New Notes.
      5. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that:

a. the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of your business, whether or not you are the holder;

b. neither you nor any such other person is engaging in or intends to engage in a distribution of such New Notes;

c. neither you nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes; and

d. neither the holder nor any such other person is an “affiliate,” as such term is defined under Rule 405 promulgated under the Securities Act, of the Company.
      6. You may, if you are unable to make all of the representations and warranties contained in Item 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your Outstanding Notes registered in the shelf registration statement described in the Registration Rights Agreement, dated as of August 12, 2005 (the “Registration Rights Agreement”), by and among the Company, the Subsidiary Guarantors (as defined therein) and the Initial Purchaser (as defined therein). Such election may be made only by notifying the Company in writing at 3110 Hayes Road, Suite 300, Houston, Texas 77082, Attention: Chief Financial Officer. By making such election, you agree, as a holder of Outstanding Notes participating in a shelf registration, to indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who signs such shelf registration statement, each person who controls the Company within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each other holder of Outstanding Notes, from and against any and all losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or prospectus, or in any supplement thereto or amendment thereof, or caused by the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; but only with respect to information relating to the undersigned furnished in writing by or on behalf of the undersigned expressly for use in a shelf registration statement, a prospectus or any amendments or supplements thereto. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by the Registration Rights Agreement.
      7. If you are a broker-dealer that will receive New Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge, by tendering Outstanding Notes in the Exchange Offer, that you will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. If you are a broker-dealer and Outstanding Notes held for your own account were not acquired as a result of market-making or other trading activities, such Outstanding Notes cannot be exchanged pursuant to the Exchange Offer.
      8. Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives of the undersigned.

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER
      1. Book-Entry Confirmations.
      Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of Outstanding Notes tendered by book-entry transfer (a “Book-Entry Confirmation”), as well as an agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 5:00 P.M., New York City time, on the Expiration Date.
      2. Partial Tenders.
      Tenders of Outstanding Notes will be accepted only in integral multiples of $1,000. The entire principal amount of Outstanding Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire principal amount of all Outstanding Notes is not tendered, then Outstanding Notes for the principal amount of Outstanding Notes not tendered and Notes issued in exchange for any Outstanding Notes accepted will be delivered to the holder via the facilities of DTC promptly after the Outstanding Notes are accepted for exchange.
      3. Validity of Tenders.
      All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Outstanding Notes will be determined by the Company, in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Outstanding Notes. The Company’s interpretation of the terms and conditions of the Exchange Offer (including the instructions on this Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Company, the Exchange Agent, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders via the facilities of DTC, as soon as practicable following the Expiration Date.
      4. Waiver of Conditions.
      The Company reserves the absolute right to waive, in whole or part, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.
      5. No Conditional Tender.
      No alternative, conditional, irregular or contingent tender of Outstanding Notes will be accepted.
      6. Request for Assistance or Additional Copies.
      Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Exchange Agent at the address or telephone number set forth on the cover page of this Letter of Transmittal. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.
      7. Withdrawal.
      Tenders may be withdrawn only pursuant to the limited withdrawal rights set forth in the Prospectus under the caption “Exchange Offer — Withdrawal of Tenders.”
      8. No Guarantee of Late Delivery.
      There is no procedure for guarantee of late delivery in the Exchange Offer.
IMPORTANT: By using the ATOP procedures to tender outstanding notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

[Back Cover]
      Until                     , 2006, all dealers that effect transactions in the new notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification Of Officers And Directors
      Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) authorizes a corporation, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer or director of such corporation, or is or was serving at the request of that corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action or proceeding, such indemnification is available if he had no reasonable cause to believe his conduct was unlawful.
      Article Eleventh of the registrant’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), together with Article VI of the registrant’s Restated Bylaws, as amended (the “Bylaws”), provide for indemnification of each person who is or was made a party to any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding because such person is, was or has agreed to become an officer or director of the registrant or is a person who is or was serving or has agreed to serve at the request of the registrant as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation or of a partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise to the fullest extent permitted by the DGCL as it existed at the time the indemnification provisions of the Certificate of Incorporation and Bylaws were adopted or as may be thereafter amended. Article Eleventh of the Certificate of Incorporation and Article VI of the Bylaws expressly provide that it is not the exclusive method of indemnification.
      Section 145 of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was an officer or director of such corporation against liability asserted against or incurred by him in any such capacity, whether or not such corporation would have the power to indemnify such officer or director against such liability under the provisions of Section 145.
      Article Eleventh of the Certificate of Incorporation and Article VI of the Bylaws also provide that the registrant may maintain insurance, at the registrant’s expense, to protect the registrant and any director, officer, employee or agent of the registrant or of another entity against any expense, liability, or loss, regardless of whether the registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL.
      Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (d) for any transaction from which the director derived improper personal benefit. Article Twelfth of the Certificate of Incorporation contains such a provision.

Item 21.	Exhibits And Financial Statement Schedules
      (a) Exhibits. The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.		Description

*2	.1	Share Sale and Purchase Agreement between Bank Machine (Holdings) Limited and Cardtronics Limited, dated effective as of May 17, 2005.
*2	.2	Purchase and Sale Agreement Between E*TRADE Access, Inc., E*TRADE Bank, Cardtronics, LP and Cardtronics, Inc., dated effective as of June 2, 2004.
3.1		First Amended and Restated Certificate of Incorporation of Cardtronics, Inc., dated as of March 10, 2005.
3.2		Certificate of Amendment of the First Amended and Restated Certificate of Incorporation of Cardtronics, Inc. dated as of May 12, 2005.
3.3		Certificate of Amendment of the First Amended and Restated Certificate of Incorporation of Cardtronics, Inc. dated as of August 9, 2005.
3.4		First Amended and Restated Bylaws of Cardtronics, Inc.
4.1		Indenture dated as of August 12, 2005 by and among Cardtronics, Inc., the Subsidiary Guarantors party thereto and Wells Fargo Bank, NA as Trustee
4.2		Form of Senior Subordinated Note (incorporated by reference to Exhibit A to Exhibit 4.1).
4.3		Registration Rights Agreement dated as of August 12, 2005 by and among Cardtronics, Inc., the Subsidiary Guarantors party thereto and the Initial Purchasers party thereto.
5.1		Opinion of Vinson & Elkins L.L.P.
*10	.1	ATM Cash Services Agreement between Bank of America and Cardtronics, LP, dated effective as of August 2, 2004.
10.2		Third Amended and Restated First Lien Credit Agreement, dated as of May 17, 2005, by and among Cardtronics, Inc., the Subsidiary Guarantors party thereto, Bank of America, N.A., BNP Paribas, and the other Lenders parties thereto.
10.3		Amendment No. 1 to Credit Agreement, dated as of July 6, 2005.
10.4		Amendment No. 2 to Credit Agreement, dated as of August 5, 2005.
10.5		Amendment No. 3 to Credit Agreement, dated as of November 17, 2005.
10.6		Employment Agreement between Cardtronics, LP and Jack M. Antonini, dated effective as of January 30, 2003 (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-1 filed by Cardtronics, Inc. on March 10, 2004).
10.7		First Amendment to Employment Agreement between Cardtronics, LP and Jack M. Antonini, dated effective as of February 4, 2004 (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-1 filed by Cardtronics, Inc. on March 10, 2004).
10.8		Second Amendment to Employment Agreement between Cardtronics, LP and Jack M. Antonini, dated effective as of January 1, 2005.
10.9		Restricted Stock Agreement, dated as of February 4, 2004 between Cardtronics, Inc. and Jack M. Antonini.
10.10		First Amendment to Restricted Stock Agreement, dated as of March 1, 2004, between Cardtronics, Inc. and Jack M. Antonini.
10.11		Second Amendment to Restricted Stock Agreement, dated as of February 10, 2005, between Cardtronics, Inc. and Jack M. Antonini.
10.12		Employment Agreement between Cardtronics, LP and Michael H. Clinard, dated effective as of June 4, 2001 (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form S-1 filed by Cardtronics, Inc. on March 10, 2004).
10.13		First Amendment to Employment Agreement between Cardtronics, LP and Michael H. Clinard, dated effective as of January 1, 2005.

Exhibit No.	Description

10.14	Employment Agreement between Cardtronics, LP and Thomas E. Upton, dated effective as of June 1, 2001 (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form S-1 filed by Cardtronics, Inc. on March 10, 2004).
10.15	First Amendment to Employment Agreement between Cardtronics, LP and Thomas E. Upton, dated effective as of January 1, 2005.
10.16	Employment Agreement between Cardtronics, LP and J. Chris Brewster, dated effective as of March 31, 2004 (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-1/A filed by Cardtronics, Inc. on May 14, 2004).
10.17	First Amendment to Employment Agreement between Cardtronics, LP and J. Chris Brewster, dated effective as of January 1, 2005.
10.18	Employment Agreement between Cardtronics, LP, Cardtronics, Inc. and Drew Soinski, dated effective as of July 12, 2005.
10.19	Amended and Restated Service Agreement between Bank Machine Limited and Ron Delnevo, dated effective as of May 17, 2005.
10.20	Bonus Agreement between Bank Machine Limited and Ron Delnevo, dated effective as of May 17, 2005.
10.21	2001 Stock Incentive Plan of Cardtronics Group, Inc., dated effective as of June 4, 2001.
10.22	Amendment No. 1 to the 2001 Stock Incentive Plan of Cardtronics Group, Inc., dated effective as of January 30, 2004.
10.23	Amendment No. 2 to the 2001 Stock Incentive Plan of Cardtronics Group, Inc., dated effective as of June 23, 2004.
10.24	Form of Director Indemnification Agreement entered into by and between Cardtronics, Inc. and each of its directors, dated as of February 10, 2005.
12.1	Computation of Ratio of Earnings to Fixed Charges.
21.1	List of Subsidiaries.
23.1	Consent of KPMG LLP.
23.2	Consent of Deloitte and Touche, LLP.
23.3	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto).
24.1	Power of Attorney (included on the signature page to this Registration Statement).
25.1	Statement of Eligibility on Form T-1.

*	To be filed by amendment.
      (b) Financial Statement Schedules. All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements and the related notes.

Item 22.	Undertakings
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of any Registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by any Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      Each registrant hereby undertakes
      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and
      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 19th day of January, 2006.

CARDTRONICS, INC.

By:	/s/ Jack Antonini

Jack Antonini
President and Chief Executive Officer

CARDTRONICS GP, INC.

By:	/s/ Jack Antonini

Jack Antonini
President and Chief Executive Officer

CARDTRONICS, LP

By:	/s/ Jack Antonini

Jack Antonini
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Delaware, on the 19th day of January, 2006.

CARDTRONICS LP, INC.

By:	/s/ Peter J. Winnington

Peter J. Winnington
President

POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jack Antonini and Fred R. Lummis, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Form S-4 Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 19th day of January, 2006.

Signature	Capacity (of Cardtronics, Inc.)

/s/ Jack Antonini Jack Antonini	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ J. Chris Brewster J. Chris Brewster	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

/s/ Fred R. Lummis Fred R. Lummis	Director and Chairman of the Board of Directors

/s/ Robert P. Barone Robert P. Barone	Director

/s/ Frederick W. Brazelton Frederick W. Brazelton	Director

/s/ Ralph H. Clinard Ralph H. Clinard	Director

/s/ Ron Coben Ron Coben	Director

/s/ Jorge M. Diaz Jorge M. Diaz	Director

/s/ Roger B. Kafker Roger B. Kafker	Director

/s/ Michael A. R. Wilson Michael A. R. Wilson	Director

/s/ Ronald Delnevo Ronald Delnevo	Director and Chief Executive of Bank Machine Limited

POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jack Antonini and Fred R. Lummis, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Form S-4 Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 19th day of January, 2006.

Signature	Capacity (of Cardtronics GP, Inc.)

/s/ Jack Antonini Jack Antonini	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ J. Chris Brewster J. Chris Brewster	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

/s/ Fred R. Lummis Fred R. Lummis	Director

/s/ Frederick W. Brazelton Frederick W. Brazelton	Director

POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jack Antonini and Fred R. Lummis, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Form S-4 Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 19th day of January, 2006.

Signature	Capacity (of Cardtronics LP, Inc.)

/s/ Peter J. Winnington Peter J. Winnington	President and Director (Principal Executive, Financial and Accounting Officer)

/s/ Lester E. Hendrix Lester E. Hendrix	Director

/s/ Fred R. Lummis Fred R. Lummis	Director

Index to Exhibits

Exhibit No.		Description

*2	.1	Share Sale and Purchase Agreement between Bank Machine (Holdings) Limited and Cardtronics Limited, dated effective as of May 17, 2005.
*2	.2	Purchase and Sale Agreement Between E*TRADE Access, Inc., E*TRADE Bank, Cardtronics, LP and Cardtronics, Inc., dated effective as of June 2, 2004.
3.1		First Amended and Restated Certificate of Incorporation of Cardtronics, Inc., dated as of March 10, 2005.
3.2		Certificate of Amendment of the First Amended and Restated Certificate of Incorporation of Cardtronics, Inc. dated as of May 12, 2005.
3.3		Certificate of Amendment of the First Amended and Restated Certificate of Incorporation of Cardtronics, Inc. dated as of August 9, 2005.
3.4		First Amended and Restated Bylaws of Cardtronics, Inc.
4.1		Indenture dated as of August 12, 2005 by and among Cardtronics, Inc., the Subsidiary Guarantors party thereto and Wells Fargo Bank, NA as Trustee
4.2		Form of Senior Subordinated Note (incorporated by reference to Exhibit A to Exhibit 4.1).
4.3		Registration Rights Agreement dated as of August 12, 2005 by and among Cardtronics, Inc., the Subsidiary Guarantors party thereto and the Initial Purchasers party thereto.
5.1		Opinion of Vinson & Elkins L.L.P.
*10	.1	ATM Cash Services Agreement between Bank of America and Cardtronics, LP, dated effective as of August 2, 2004.
10.2		Third Amended and Restated First Lien Credit Agreement, dated as of May 17, 2005, by and among Cardtronics, Inc., the Subsidiary Guarantors party thereto, Bank of America, N.A., BNP Paribas, and the other Lenders parties thereto.
10.3		Amendment No. 1 to Credit Agreement, dated as of July 6, 2005.
10.4		Amendment No. 2 to Credit Agreement, dated as of August 5, 2005.
10.5		Amendment No. 3 to Credit Agreement, dated as of November 17, 2005.
10.6		Employment Agreement between Cardtronics, LP and Jack M. Antonini, dated effective as of January 30, 2003 (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-1 filed by Cardtronics, Inc. on March 10, 2004).
10.7		First Amendment to Employment Agreement between Cardtronics, LP and Jack M. Antonini, dated effective as of February 4, 2004 (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-1 filed by Cardtronics, Inc. on March 10, 2004).
10.8		Second Amendment to Employment Agreement between Cardtronics, LP and Jack M. Antonini, dated effective as of January 1, 2005.
10.9		Restricted Stock Agreement, dated as of February 4, 2004 between Cardtronics, Inc. and Jack M. Antonini.
10.10		First Amendment to Restricted Stock Agreement, dated as of March 1, 2004, between Cardtronics, Inc. and Jack M. Antonini.
10.11		Second Amendment to Restricted Stock Agreement, dated as of February 10, 2005, between Cardtronics, Inc. and Jack M. Antonini.
10.12		Employment Agreement between Cardtronics, LP and Michael H. Clinard, dated effective as of June 4, 2001 (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form S-1 filed by Cardtronics, Inc. on March 10, 2004).
10.13		First Amendment to Employment Agreement between Cardtronics, LP and Michael H. Clinard, dated effective as of January 1, 2005.
10.14		Employment Agreement between Cardtronics, LP and Thomas E. Upton, dated effective as of June 1, 2001 (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form S-1 filed by Cardtronics, Inc. on March 10, 2004).
10.15		First Amendment to Employment Agreement between Cardtronics, LP and Thomas E. Upton, dated effective as of January 1, 2005.

Exhibit No.	Description

10.16	Employment Agreement between Cardtronics, LP and J. Chris Brewster, dated effective as of March 31, 2004 (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-1/A filed by Cardtronics, Inc. on May 14, 2004).
10.17	First Amendment to Employment Agreement between Cardtronics, LP and J. Chris Brewster, dated effective as of January 1, 2005.
10.18	Employment Agreement between Cardtronics, LP, Cardtronics, Inc. and Drew Soinski, dated effective as of July 12, 2005.
10.19	Amended and Restated Service Agreement between Bank Machine Limited and Ron Delnevo, dated effective as of May 17, 2005.
10.20	Bonus Agreement between Bank Machine Limited and Ron Delnevo, dated effective as of May 17, 2005.
10.21	2001 Stock Incentive Plan of Cardtronics Group, Inc., dated effective as of June 4, 2001.
10.22	Amendment No. 1 to the 2001 Stock Incentive Plan of Cardtronics Group, Inc., dated effective as of January 30, 2004.
10.23	Amendment No. 2 to the 2001 Stock Incentive Plan of Cardtronics Group, Inc., dated effective as of June 23, 2004.
10.24	Form of Director Indemnification Agreement entered into by and between Cardtronics, Inc. and each of its directors, dated as of February 10, 2005.
12.1	Computation of Ratio of Earnings to Fixed Charges.
21.1	List of Subsidiaries.
23.1	Consent of KPMG LLP.
23.2	Consent of Deloitte and Touche, LLP.
23.3	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto).
24.1	Power of Attorney (included on the signature page to this Registration Statement).
25.1	Statement of Eligibility on Form T-1.

*	To be filed by amendment.